Form 40-F/A
Jaguar Mining Inc
filed 2007-06-29
CIK 1333849

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F/A
(AMENDMENT NO. 1)

☑	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

☐	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended	Commission File Number 001-33548

Jaguar Mining Inc.
(Exact name of Registrant as specified in its charter)

Ontario
(Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)
48 Pleasant St.
Concord, New Hampshire 03301
(603) 224-4800
(Address and telephone number of Registrants’ principal executive offices)
Hinckley, Allen & Snyder LLP
43 North Main Street
Concord, NH, 03301
(603) 225-4334
(Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange
Title of Each Class	on which Registered

Common Shares, No Par Value	NYSE Arca, Inc.

Rights	NYSE Arca, Inc.
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
For annual reports, indicate by check mark the information filed with this Form:
☐ Annual information form                               ☐ Audited annual financial statements
     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.
Yes ☐                            82-                                           No ☑
     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.
Yes ☐                                                                             No ☑

EXHIBITS
SIGNATURE
EXHIBIT INDEX
EX-23.4

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No.*

* (All documents listed below are incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was filed with the SEC on June 18, 2007 (File No. 001-33548))

1.	Annual Information Form for the year ended December 31, 2006.

2.	Annual Information Form for the year ended December 31, 2005.

3.	Audited Annual Financial Statements for the year ended December 31, 2006 and December 31, 2005.

4.	Audited Annual Financial Statements for the year ended December 31, 2005 and December 31, 2004.

5.	Unaudited Interim Financial Statements for the period ended March 31, 2007.

6.	Unaudited Interim Financial Statements for the period ended September 30, 2006.

7.	Unaudited Interim Financial Statements for the period ended June 30, 2006.

8.	Unaudited Interim Financial Statements for the period ended March 31, 2006.

9.	Management’s Discussion and Analysis for the years ended December 31, 2006 and 2005.

10.	Management’s Discussion and Analysis for the years ended December 31, 2005 and 2004.

11.	Management’s Discussion and Analysis for the three months ended March 31, 2007 and 2006.

12.	Management’s Discussion and Analysis for the nine months ended September 30, 2006 and 2005.

13.	Management’s Discussion and Analysis for the six months ended June 30, 2006 and 2005.

14.	Management’s Discussion and Analysis for the three months ended March 31, 2006 and 2005.

15.	Financial Advisory Agreement dated February 27, 2007.

16.	Underwriting Agreement dated March 9, 2007.

17.	Note Indenture dated March 22, 2007 relating to the 10.5% Secured Notes due March 23, 2012.

18.	Second Supplemental Warrant Indenture, dated February 28, 2007.

19.	First Supplemental Warrant Indenture, dated December 20, 2005.

20.	Material Change Report, dated May 4, 2007.

21.	Material Change Report, dated March 19, 2007.

22.	Material Change Report, dated March 5, 2007.

23.	Material Change Report, dated February 14, 2007.

24.	Material Change Report, dated February 1, 2007.

25.	Material Change Report, dated April 3, 2006.

26.	Press Release, dated June 7, 2007, concerning an update of the Paciência project.

27.	Press Release, dated May 16, 2007, concerning Shareholders’ approval of all proposals at the 2007 Annual Meeting of the Shareholders.

28.	Press Release, dated May 9, 2007, concerning the highlights of first quarter 2007 financial and operational results.

29.	Press Release, dated April 30, 2007, concerning conference call to discuss first quarter 2007 financial and operational results.

30.	Press Release, dated April 27, 2007, concerning the development of the Caeté gold project.

31.	Press Release, dated April 11, 2007, concerning the analyst meeting and tour of mining properties and processing facilities.

32.	Press Release, dated April 2, 2007, concerning the completion of the early warrant exercise program.

33.	Press Release, corrected, dated March 26, 2007, concerning financial and operational results for the period ended December 31, 2006.

34.	Press Release, dated March 22, 2007, concerning the closing of the CDN $86,250,000 private placement of units.

35.	Press Release, dated March 21, 2007, concerning conference call to announce fourth quarter and fiscal year 2006 financial and operating results.

36.	Press Release, dated March 12, 2007, concerning the pricing of the CDN $75,000,000 private placement of units.

37.	Press Release, dated March 12, 2007, concerning the announcement of a joint venture with Xstrata to explore the Pedra Branca Gold Project in Northern Brazil.

38.	Press Release, dated February 28, 2007, concerning the announcement of the early exercise period for the early exercise of listed warrants.

39.	Press Release, dated February 27, 2007, concerning the announcement of the CDN $75,000,000 private placement of units.

40.	Press Release, dated February 27, 2007, concerning shareholder approval of the early exercise of listed purchase warrants.

41.	Press Release, dated February 23, 2007, concerning completion of pre-feasibility study.

42.	Press Release, dated February 7, 2007, concerning the clarification of U.S. accredited investor status for the early warrant exercise program.

Document No.
43.	Press Release, dated February 5, 2007, concerning the announcement of an early exercise of warrants to raise development capital.

44.	Press Release, dated February 1, 2007, concerning shareholder rights plan.

45.	Press Release, dated January 18, 2007, concerning the first gold pour at Turmalina mine and processing facilities near Belo Horizonte in the state of Minas Gerais, Brazil.

46.	Press Release, dated November 15, 2006, concerning financial and operational results for the third quarter ended September 30, 2006.

47.	Press Release, dated November 15, 2006, concerning commissioning of the Turmalina mine and processing facilities.

48.	Press Release, dated November 10, 2006, concerning conference call to discuss third quarter 2006 financial and operational results.

49.	Press Release, dated October 16, 2006, concerning results from Phases I and II of the Paciência Gold Project Feasibility Study.

50.	Press Release, dated September 29, 2006, concerning results from Phase I of the exploration program of the Satinoco Zone at the Turmalina mine and processing facilities.

51.	Press Release, dated August 23, 2006, concerning announcement of proposed normal course issuer bid and departure of Robert Jackson, Executive Vice President of Corporate Development.

52.	Press Release, dated August 15, 2006, concerning financial and operational results for the second quarter ended June 30, 2006.

53.	Press Release, dated August 1, 2006, concerning results from Phase III of the Turmalina Gold Project Technical Report.

54.	Press Release, dated June 8, 2006, concerning completion of Phase III of the Turmalina Gold Project drilling program.

55.	Press Release, dated May 12, 2006, concerning financial and operational results for the first quarter ended March 31, 2006.

56.	Press Release, dated April 24, 2006, concerning announcement of strike of high-grade gold intercepts at the Turmalina mine.

57.	Press Release, dated March 31, 2006, concerning financial and operational results for the year and quarter ended December 31, 2005.

58.	Press Release, dated March 27, 2006, concerning closing of equity offering.

59.	Press Release, dated March 21, 2006, concerning the closing of the CDN $53,025,000 offering of common shares.

60.	Press Release, dated March 17, 2006, concerning completion of Phase II of the Turmalina Gold Project drilling program.

61.	Press Release, dated March 3, 2006, concerning announcement of increase in size of bought deal financing to CDN $53,025,000.

62.	Press Release, dated March 3, 2006, concerning announcement of bought deal financing of CDN $45,003,000.

63.	Press Release, dated February 20, 2006, concerning fiscal 2007 target production capacity.

64.	Press Release, dated February 15, 2006, concerning results from on-going exploration at Turmalina mine.

65.	Press Release, dated February 1, 2006, concerning commissioning of new gold oxide heap leach and recovery plant at Sabará.

66.	Press Release, dated January 19, 2006, concerning announcement of optioning of seven properties from Companhia Vale do Rio Doce in the Sabará region.

67.	Press Release, dated January 5, 2006, concerning commencement of construction of the Turmalina mine.

68.	Management Information Circular as at April 12, 2007.

69.	Management Information Circular as at February 7, 2007.

70.	Management Information Circular as at April 7, 2006.

71.	Paciência Gold Project Pre-Feasibility Study by TechnoMine Services, LLC, dated March 30, 2007.

72.	Turmalina Gold Project Technical Report by Scott Wilson Roscoe Postle Associates Inc. dated, July 31, 2006.

73.	Turmalina Gold Project Technical Report by Roscoe Postle Associates Inc. dated, March 14, 2006.

74.	Sabará Gold Project Technical Report by Roscoe Postle Associates Inc. dated, February 17, 2006.

A. OFF-BALANCE SHEET ARRANGEMENTS
The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
B. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The Registrant’s contractual obligations as at December 31, 2006 are summarized as follows:

	Payments due in $ 000’s
Contractual Obligations	2007	2008	2009+	2010+	Total

Property Acquisitions
Turmalina	372	—	—	—	372
Purchase Commitments	—	—	—	—	—
Financing	5,274	6,151	4,399	—	15,824
Management Agreements[1]
Operations	744	—	—	—	744
Suppliers Agreements
Mine Operations[2]	595	—	—	—	595
Drilling[3]	324	—	—	—	324
Asset Retirement Obligations	289	53	—	1,882	2,224
Consulting[4]	172	—	—	—	172

Total	7,770	6,204	4,399	1,882	20,255

[1]	The management agreement is renegotiated on an annual basis. See note 14(a) to the Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005, attached hereto as Document 3.

[2]	Jaguar has the right to cancel the mine operations contract with 90 days advance notice. The amount included in the contractual obligations table represents the amount due within 90 days.

[3]	Jaguar has the right to cancel the drilling contract with 30 days advance notice. The amount included in the contractual obligations table represents the amount due within 30 days.

[4]	See note 18(b) to the Audited Financial Statements for the years ended December 31, 2006 and December 31, 2005, attached hereto as Document 3.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS
     A. Undertaking
     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.
     B. Consent to Service of Process
     Concurrently with the initial filing of the Registration Statement on Form 40-F, the Registrant filed with the Commission a Form F-X in connection with the registration of the Common Shares.
EXHIBITS
     The following exhibits are filed as part of this registration statement:

Exhibit No.	Title
23.1*	Consent of TechnoMine Services, LLC.

23.2*	Consent of Wayne W. Valliant of Scott Wilson Roscoe Postle Associates Inc.

23.3*	Consent of Graham G. Clow of Scott Wilson Roscoe Postle Associates Inc.

23.4	Consent of KPMG LLP.

99.1*	Audited schedule of reconciliation of Canadian generally accepted principles, to principles generally accepted in the United States for the years ended December 31, 2005 and 2006 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.

*	Incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was filed with the SEC on June 18, 2007 (File No. 001-33548).

SIGNATURE
     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this Amendment No. 1 to its registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.
June 29, 2007	By:	/s/ DANIEL R. TITCOMB
		Name:	Daniel R. Titcomb
		Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1*	Consent of TechnoMine Services, LLC.

23.2*	Consent of Wayne W. Valliant of Scott Wilson Roscoe Postle Associates Inc.

23.3*	Consent of Graham G. Clow of Scott Wilson Roscoe Postle Associates Inc.

23.4	Consent of KPMG LLP.

99.1*	Audited schedule of reconciliation of Canadian generally accepted principles, to principles generally accepted in the United States for the years ended December 31, 2004, 2005 and 2006 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.

*	Incorporated by reference into the Registration Statement on Form 40-F of the Registrant, which was filed with the SEC on June 18, 2007 (File No. 001-33548).