Form 40-F
period 2007-12-31
Jaguar Mining Inc
filed 2008-03-31
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007	Commission File Number 001-33548

Jaguar Mining Inc.
(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)

125 North State St.
Concord, New Hampshire 03301
(603) 224-4800
(Address and telephone number of Registrants' principal executive offices)

Hinkley Allen Snyder LLP
43 North Main Street
Concord, NH, 03301
(603) 225-4334
 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, No Par Value Rights	NYSE Arca, Inc. NYSE Arca, Inc.

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
The Registrant had 55,734,400 Common Shares outstanding as at December 31, 2007

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

Yes _____	82-_____	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No.

1.	Annual Information Form for the year ended December 31, 2007.
2.	Audited Annual Financial Statements for the years ended December 31, 2007 and December 31, 2006.
3.	Management's Discussion and Analysis for the years ended December 31, 2007 and 2006.

DOCUMENT 1

JAGUAR MINING INC.

Annual Information Form
for the year ended December 31, 2007

Dated March 24, 2008

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	3
CORPORATE STRUCTURE	4
GENERAL DEVELOPMENT OF THE BUSINESS	4
DESCRIPTION OF THE BUSINESS	12
JAGUAR GOLD OPERATIONS AND PROJECTS	17
RISK FACTORS	53
DIVIDENDS	59
DESCRIPTION OF CAPITAL STRUCTURE	59
MARKET FOR SECURITIES	60
DIRECTORS AND EXECUTIVE OFFICERS	61
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65
TRANSFER AGENTS AND REGISTRAR	66
MATERIAL CONTRACTS	66
INTERESTS OF EXPERTS	67
ADDITIONAL INFORMATION	67
APPENDIX A CHARTER OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS	68

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain information contained herein and in the documents incorporated by reference herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan”, “goal”, “strategy”, “budget”, “estimates”, “schedule”, “expect”, “project”, “intend”, “believe”, “anticipate” and other similar words, or statements that certain events or conditions “may”, “could”, “might”, or “will” occur.  Statements relating to “mineral reserves” or “mineral resources” are deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.  Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, political risks and other factors described in this annual information form under the heading “Risk Factors”.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this annual information form.  Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions:  that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that we receive regulatory and governmental approvals for our development projects and other operations on a timely basis; that we are able to obtain financing for our development projects on reasonable terms; that there is no unforeseen deterioration in our costs of production or our production and productivity levels; that we are able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for our development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes to market competition, that our reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that we realize expected premiums over London Metal Exchange cash and other benchmark prices; and that we maintain our ongoing relations with our employees and with our business partners and joint venturers.

Although Jaguar Mining Inc. (“Jaguar”) has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.  The forward-looking statements contained in this annual information form and the documents incorporated by reference herein are expressly qualified by this cautionary statement.  Jaguar undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. There can be no assurance that the forward-looking statements contained in this annual information form and the documents incorporated by reference herein will prove to be accurate as actual results and future events could differ materially from those anticipated, estimated or intended in such statements.  Accordingly, the reader is cautioned not to place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Jaguar was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick).  On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property.  In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste, Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-tonne per day production facility located near the community of Caeté east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Caeté Plant”) and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”).

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold, Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”), through a reverse take-over.  Each shareholder of Rainbow received one common share of Jaguar (a “Common Share”) for every 14 common shares of Rainbow owned.  The amalgamated entity adopted the name “Jaguar Mining Inc.”  Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003.  Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”.  On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”.

Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) and is currently a corporation existing under the laws of Ontario.  Jaguar retains its pre-amalgamation management team, and no former Rainbow directors serve on Jaguar’s board of directors.  Jaguar’s head office is located at 125 North State Street, Concord, New Hampshire (USA) 03301, and its registered office is located at 1 First Canadian Place, 100 King Street West, Suite 4400, Box 63, Toronto, Ontario, Canada M5X 1B1.

Jaguar has one wholly-owned direct subsidiary, MSOL, incorporated under the laws of the Republic of Brazil.  The registered and head office of MSOL is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.  Jaguar has one indirect wholly-owned subsidiary, Mineração Turmalina Ltda. (“MTL”).  MTL is incorporated under the laws of the Republic of Brazil, and is a direct wholly-owned subsidiary of MSOL.  The registered and head office of MTL is located at Rua Fernandes Tourinho, 487, 7th Floor, Bairro Savassi, Belo Horizonte, Minas Gerais, CEP 30.112-000, Brazil.

GENERAL DEVELOPMENT OF THE BUSINESS

Corporate History

In 2001, the principals of Brazilian and IMS recognized that an opportunity existed to create a mid-sized gold producer in the Quadrilátero Ferrífero (“Iron Quadrangle”) region of Brazil by acquiring various late-stage gold exploration properties with existing resources and relatively new plant and equipment, at prices reflecting the comparatively distressed state of the gold mining industry at that time.  Gold prices were depressed compared to historical levels and, for different reasons, Mineração AngloGold Ltda., a subsidiary of AngloGold Ashanti Limited (“AngloGold Ashanti”), Companhia Vale do Rio Doce (“Vale”) and Rio Tinto Desenvolvimentos Minerais Ltda. (“RTZ”) were all contemplating the rationalization of their gold property and equipment portfolios.  Brazilian and IMS believed that no junior mining companies operating in the region were in a strong enough financial condition to broadly negotiate to acquire the available properties.

Mining Exploration, Production History and Corporate Transactions

Mining Properties Generally

Jaguar’s properties are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar has two operations currently in production, located at the Sabará and Turmalina properties, respectively.  In addition, Jaguar has two properties under development: the Paciência and Caeté projects.  Jaguar has also entered into a joint venture agreement with Xstrata plc. (“Xstrata”) to explore the Pedra Branca property in northeastern Brazil, as further described under “Pedra Branca”, below.  Jaguar commissioned TechnoMine Services, LLC (“TechnoMine”) to prepare a technical report in accordance with NI 43-101 to set forth the resources of all Jaguar’s concessions in the Iron Quadrangle.  TechnoMine issued its report (the “Quadrilátero Technical Report”) on March 16, 2004 and revised it on September 17, 2004 and further revised it on December 20, 2004.  Additional information regarding each property is set forth below.

Sabará Project

In 2003, Jaguar commissioned TechnoMine to produce studies of its Sabará Property.  Jaguar filed a Feasibility Study of Zone B of the Sabará Property on SEDAR on June 30, 2003 and filed a revised study on January 28, 2004, both of which can be found at http://www.sedar.com.

In July 2003, Jaguar commenced pre-mining operations at the Sabará Zone B Property.  In December 2003 Jaguar began pouring gold from the Sabará Zone B Property at the Caeté Plant.  Mining operations at Sabará Zone B concluded in the fourth quarter of 2005.

MSOL and AngloGold Ashanti own adjacent properties in the Lamego area in the Iron Quadrangle region of Brazil.  On November 21, 2003, MSOL entered into an agreement with an AngloGold Ashanti subsidiary, Mineração Morro Velho Ltda. (“Morro Velho”) regarding exploration at the adjacent properties.  AngloGold Ashanti has applied for concession of mining rights for sulfide mineral resources on its property, and MSOL already has received concessions for oxide mineral resources on its property.  Through Morro Velho, AngloGold Ashanti granted to MSOL the right to explore for oxide resources on AngloGold Ashanti’s Lamego property, and in exchange MSOL granted to AngloGold Ashanti the right to explore for sulfide resources on MSOL’s Lamego property.  On November 21, 2007, Jaguar and AngloGold Ashanti entered into an agreement, pursuant to which Jaguar transferred its interests in the Lamego property (valued at US$8,060,560) in consideration of (i) satisfaction of the US$350,000 note payable related to the purchase of quota shares of MTL, (ii) elimination of US$153,960 payable in connection with leaching services provided by AngloGold Ashanti, and (iii) a reduction in future net smelter royalty payments for the Paciência mine equal to US$7,556,600 (net smelter royalty payments are generally due on a monthly basis on a sliding scale from 1.5% to 4.5% on gross revenues from gold produced, the percentage of such royalty being determined based on the US$ price of gold at a given time).

In January 2005, Jaguar completed a feasibility study on the remaining gold oxides at Sabará, which included Zones A and B and Lamego, and commissioned Scott Wilson Roscoe Postle Associates Inc. (formerly Roscoe Postle Associates Inc.) (“Scott Wilson RPA”) to audit the feasibility study and issue a technical report in accordance with NI 43-101.  Scott Wilson RPA’s report was issued on February 17, 2006 and can be found at http://www.sedar.com.

In December 2005, Jaguar began crushing ore at its new gold oxide heap leach facility and recovery plant at Sabará.

In January 2006, Jaguar began mining operations at Catita and started hauling its sulfide ore to the Queiróz plant of AngloGold Ashanti (the “Queiróz Plant”).  Mining operations at Catita concluded in the fourth quarter of 2006.

During the third quarter of 2007, Jaguar concluded drilling activities at an oxide zone near the Sabará mining and processing complex.  Jaguar hopes that this zone, known as the Serra Paraíso target (the “Serra Paraíso Target”), will add oxide resources to be processed at the Sabará Plant and therefore increase the mine life at Sabará.  Metallurgical recovery tests have commenced and Jaguar plans to complete its analysis of the drill program and report estimates of resources at the Serra Paraíso Target during the second quarter of 2008.  Jaguar intends to begin mining activities at the Serra Paraíso Target after the completion of such tests and analysis.

In addition, Jaguar is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results of such exploration have given rise to a defined drill program, which will be executed in the months ahead.

Caeté Project (Roça Grande and Pilar Targets)

In November 2005, Jaguar entered into a mutual exploration and option agreement with Vale providing Jaguar with the right to explore and acquire mineral rights of seven properties, known as Roça Grande, near the Caeté Plant until March 2008.  The contract also grants Vale the right to explore a Jaguar property for iron ore and acquire its iron mineral rights until November 2008.  In November 2007, Jaguar notified Vale of its intent to exercise the option to acquire all seven Roça Grande concessions.  Jaguar expects to execute the final transfer agreement in connection with the acquisition of the Roça Grande concessions during the second quarter of 2008.

Jaguar has been exploring its Pilar target during the last two years and initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plant capacity to receive ore from several mineral properties.  Jaguar contemplates mining underground non-refractory sulfide ore at the Pilar target and truck the ore for processing at the expanded Caeté Plant, which will also process sulfide ore from the Roça Grande target.

During 2007, Jaguar commissioned TechnoMine to prepare studies with respect to the expansion project that includes the Roça Grande and Pilar targets (the “Caeté Project”).

In May 2007, TechnoMine completed a scoping study on the Caeté Project.  Based on the scoping study prepared by TechnoMine, Jaguar plans to construct a centralized carbon-in-leach (CIL) processing plant to process the sulfide ore from Pilar, Roça Grande, and other nearby targets.  This new plant is expected to utilize much of the existing infrastructure of the recently closed Caeté heap leach and carbon-in-column (“CIC”) facility.  By utilizing the existing Caeté plant site, Jaguar expects to minimize any environmental impact.

In July 2007, Jaguar received the Implementation License (LI) for the Caeté Project.

During the third quarter of 2007, Jaguar secured the power contract for a 2009 start-up of the Caeté Project.

In November 2007, TechnoMine completed a NI-43101 technical report on the Caeté Project resources, which included both the Roça Grande and Pilar targets.  Such report was filed on SEDAR and is available at http://www.sedar.com.  Jaguar expects to complete the feasibility study for the Caeté Project during the second quarter of 2008.

As part of Jaguar’s effort to identify and add to the estimated gold resources reported in the November 2007 technical report, 75,000 meters of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté plant.

During the fourth quarter of 2007, Jaguar started a 22,000 meter drill program between the Roça Grande and Pilar targets.  Most of that effort will be conducted at the Roça Grande target, where seven drill rigs are currently in operation.  At the Pilar target, where one drill rig is currently operating, Jaguar will also conduct drilling to a depth of 800 meters to define the continuity of the structure.

Paciência Project

During 2007, Jaguar commissioned TechnoMine to complete a feasibility study for the Santa Isabel Mine, which is part of its Paciência Project.  In August 2007, Jaguar completed a NI 43-101 compliant feasibility study on the Santa Isabel Mine, which can be viewed at http://www.sedar.com.

Construction at the Paciência property is in the final stages with commissioning and start of production expected by Jaguar in early April 2008.  All permits required to commence operations have been received.

Through January 31, 2008, Jaguar had invested approximately $39.3 million in exploration, infrastructure and mine development at the Paciência Project.  To date, Jaguar has committed approximately $50.9 million overall to the overall project.

Jaguar intends to use a cut and fill mining method at the Santa Isabel Mine, which contemplates a treated tailings backfill system. Ore produced at the Santa Isabel Mine will be transported to the carbon-in-pulp (“CIP”) processing plant currently under construction. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to initially recover approximately 40 percent of the available (“free”) gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (CIP-ADR) plant to process the downstream gravity-removed ore pulp. The metallurgical circuit is expected to raise the overall recovery to an estimated 93 percent.

During late 2007, Jaguar opened a second mine entrance approximately 2 kilometers to the north of the Santa Isabel Mine.  Approximately 250 meters of excavation has been completed to date, with approximately 2 kilometers of excavation expected to take place to connect to the ramp system at the Santa Isabel Mine to the second level.

During 2007, Jaguar successfully concluded a land swap agreement with another gold producer whereby Jaguar expanded the concession package at the Paciência Project to a contiguous 20 km area adjacent to the São Vicente lineament.  This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography.  Jaguar’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

Jaguar plans to conduct extensive exploration at the NW01 Target and the Conglomerates, including drifts for mine development, to add additional tonnes vertically as well as horizontally in an effort to increase the resource base for the Paciência Project.

NW01 Target (Marzagão):  Through mid-October, a total of 24 holes have been drilled to depths of 200 meters in the NW 01 target, which is located just North of the new mine entrance. Drill results revealed gold intersections ranging from 2.5 g/t to 15.6 g/t. The intervals for these holes ranged from 0.8 to 4.4 meters. Of significance, the characteristics of this new mineralized zone are similar to the grades and widths observed at the Santa Isabel Mine. During 2008, Jaguar plans to drill an additional 12,000 meters at this target with the intent of delineating a resource to meet NI 43-101 standards.

Conglomerates:  A second zone of mineralization at the Paciência Project, not related to the São Vicente lineament where Jaguar has a resource and reserve base, is referred to as the Conglomerates. The zone entails several concessions, which are located approximately 5 km to the East of the Santa Isabel Mine main entrance. In 1989 and 1990, two previous concession owners conducted exploration drilling consisting of 75 underground and surface drill holes and underground development. These efforts gave rise to a third-party-estimated resource of over 200,000 oz based on an average grade of 5.72 g/t. These resources are not included in Jaguar’s latest mineral inventory of gold resources as these efforts pre-dated the NI 43-101 standards. In order to estimate the resources held in the conglomerates consistent with NI 43-101 standards, Jaguar is conducting a 9,000 meter in-fill drilling program inside this target zone.  Jaguar currently has three drill rigs operating in the area and has recently completed 18 drill holes totaling 4,275 meters.  The drilling program will be concluded during the second quarter of 2008.

Turmalina

On September 30, 2004, Jaguar acquired MTL and the 13,183 acre Turmalina gold project located in Minas Gerais, Brazil from AngloGold Ashanti.  Jaguar, through MSOL, agreed to pay US$1.35 million over three years for 100 percent ownership and operational control of the Turmalina concessions, which amount has been paid in full.

The Turmalina concessions are subject to a participation interest as follows:  (i) for production obtained as a result of washing of dragline-mined placers, open pit hydraulic mining or other similar method, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) 10 percent of annual net revenue up to US$500,000, (b) five percent of annual net revenue between US$500,000 and US$1,000,000, and (c) 2.5 percent of annual net revenue over US$1,000,000; and (ii) for production obtained as a result of in situ mineral reserves, in fresh or altered rocks, via underground or open pit mining, MSOL shall pay a royalty to AngloGold Ashanti equal to (a) two percent of net revenue for the first 6 operational months, (b) two percent of net revenue during the 7th through 48th operational months (however, at least US$200,000 shall be paid every 12 months after the seventh month of production), (c) five percent after the first four years of production sale up to and including US$10,000,000, and (d) three percent after the first four years of production sale in excess of US$10,000,000.

During 2006, Jaguar completed a feasibility study on Turmalina and commissioned Scott Wilson RPA to audit it and issue a technical report in compliance with NI 43-101.  Scott Wilson RPA issued its report on September 16, 2005, revised it on March 10, 2006, supplemented it on March 14, 2006 and, upon the completion of Phase II of the Turmalina exploration program in the Main and Northeast targets, further updated the report on July 31, 2006 (the “Scott Wilson RPA Turmalina Technical Report”).

Commissioning at Turmalina began in November 2006 and the first gold pour was conducted in January 2007.  As of the fourth quarter of 2007, the Turmalina processing plant has operated at the design production level of 1,200 t/day.

Additional exploration efforts by Jaguar in the area surrounding the Main and Northeast targets have led to the discovery of a third mineralized area, referred to as the Satinoco target, where three new areas of mineralization have been identified. The Satinoco target is located approximately 300 meters from the Main ore body at the Turmalina Mine.

Jaguar initially completed a two-phase diamond drilling program at the Satinoco target and commissioned TechnoMine to prepare a resource estimate technical report. A technical report was issued in October 2007, based on exploration data achieved until July 2007.  Jaguar completed an additional, Phase III exploration campaign in December 2007. The results generated during Phase III program were integrated to the previous exploration database and gave rise to a re-evaluation of the Satinoco target resource base.  In February 2008, Jaguar filed a technical report in accordance with NI 43-101 in connection with the upgrade of inferred to measured and indicated resources at the Satinoco target, which technical report can be found at http://www.sedar.com.

During the fourth quarter of 2007, Jaguar completed the underground crosscut to access the Satinoco mineralization through the existing ramp developed by Jaguar to mine the Main and Northeast ore bodies at Turmalina.  The crosscut will be utilized to transport ore from the Satinoco Target out the Turmalina Mine entrance.  During the excavation process of the crosscut to the Satinoco Target, economic grades of gold were discovered in channel samples.  Jaguar is concluding a complementary 12,000 meter in-fill diamond drill program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operation.  Preliminary engineering to expand the processing circuits above ground at Turmalina is underway with a projected start-up date during the first quarter of 2009.  The feasibility study for the expansion of Turmalina is expected to be completed during the second quarter of 2008.

Pedra Branca

In March 2007, Jaguar entered into a joint venture agreement with Xstrata to explore the Pedra Branca gold project (the “Pedra Branca Project”) in the State of Ceará in northern Brazil (the “Joint Venture Agreement”).  Under the Joint Venture Agreement, a new company or companies will be formed to mine economic gold deposits.  Jaguar shall pay an aggregate fee of US$150,000 over a two year period in exchange for an option to hold a 51 percent ownership interest in the new company or companies by investing an aggregate of US$3.85 million in exploration expenditures within the next four years.  Jaguar is subject to annual exploration expenditure targets for each year in which it maintains such option.  Furthermore, Jaguar may increase its ownership interest in certain gold deposits to 60 percent through an additional investment of US$3 million by the fifth anniversary of the Joint Venture Agreement, subject to the rights of Xstrata to return to their 49 percent interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.   Certain properties within the Pedra Branca Project that are dominated by base metal deposits, or which have gold deposits of less than one million ounces, may be held in different ownership percentages and be subject to different conditions, or removed from the joint venture.

The Pedra Branca Project has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone.  The concessions are located in and around municipal areas with good infrastructure.

Xstrata carried out a preliminary exploration program that covered only 25-km of the shear zone.  The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador.  For the most part, the mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project.  During the third quarter of 2007, Jaguar began a diamond drill program to test the continuity of the mineralization at depth.  To date, 44 drill holes totaling 3,775 meters have been completed.

Contracts with AngloGold Ashanti

On November 21, 2003, MSOL also entered an agreement with AngloGold Ashanti’s subsidiary, Morro Velho, in which AngloGold Ashanti agreed to provide to MSOL certain ore treatment services at the Queiróz Plant, gold refining services and marketing services.  The treatment operations began in the first quarter of 2006.  MSOL agreed to deliver for treatment a certain number of metric tons of gold each year for four years starting in January 2006 and ending in 2009.  If AngloGold Ashanti fails to treat the scheduled amount of ore, it will pay a penalty to MSOL.  AngloGold Ashanti will provide gold refining services and each year will refine the amount of gold agreed upon by the parties by December 30th of the preceding year.  AngloGold Ashanti further agreed to market MSOL’s gold.  As a fee for the refining and marketing aspects of the contract, MSOL will pay one percent of the gross income from sales resulting from the refining and marketing services.  The agreement is in effect with respect to the treatment services until December 31, 2009, and with respect to the refining and marketing services until 2017, or a previous date if the sources of natural resources are exhausted.  MSOL may terminate the agreement if it determines through a mineral survey that the exploitation of certain specified deposits is not feasible.  In January 2007, Jaguar notified AngloGold Ashanti that it elected not to exercise its rights to process non-refractory ore at the Queiróz Plant.  This decision was based on an internal assessment of other production alternatives, which Jaguar has determined should generate a greater level of profitability in the future by processing available ore through a Jaguar-owned facility.

On November 21, 2003, Jaguar acquired its Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties in the Iron Quadrangle region from AngloGold Ashanti.  Under the terms of such transaction, AngloGold Ashanti has the right, following exhaustion of the reserves developed from the known resources at the Paciência, Juca Vieira, Catita, Bahú, Marzagão, Camará and Morro do Adão properties, to develop a full valuation of any of such properties, including drilling works.  If the valuation identifies the existence, in one or more areas, of measured and indicated resources of a minimum of 750,000 ounces, AngloGold Ashanti will have the right to reacquire up to 70 percent of any of such properties at an ascribed value of US$10.50 per ounce of the new measured and indicated resources.

AngloGold Ashanti’s rights pertain to only three of the twelve concessions at the Paciência property (Paciência, Bahú and Marzagão) and four concessions at the Sabará property (Juca Vieira, Catita, Camará and Morro do Adão).  The mineralization potential at Sabará is not considered substantial.  These seven concessions represent only 16% of the hectares of Jaguar’s concession base in Minas Gerais.  At this time, none of Jaguar’s resources, operations and projections for the next five years are impacted by this provision nor expected to be in the next several years.

Laboratory

During the third quarter of 2005, Jaguar began construction of its own testing laboratory adjacent to the Caeté Plant.  The laboratory was completed and became operational in the fourth quarter of 2005.  Jaguar’s on-site testing laboratory expedites process control and certain exploration testing and alleviates some of the delays experienced by excessive demand on the independent laboratories due to surging mining activity.  Jaguar also utilizes the services of a local, independent laboratory.

Corporate Transactions

On December 20, 2005, MTL obtained a secured financing facility from RMB International (“RMB”) in an amount of up to US$14,000,000 (the “Turmalina Facility”) which was used primarily to finance the construction and start-up of the Turmalina mine.  Up to US$2,250,000 of the Turmalina Facility could be used for reimbursement of costs for Sabará.  In connection with the Turmalina Facility, (i) MTL and MSOL provided security interests in the cash flow, equipment and other assets of Turmalina and Sabará Zones A and C and a pledge, (ii) Jaguar issued a guaranty of MTL’s obligations under the Turmalina Facility, and (iii) Jaguar issued 1,093,835 unlisted warrants to the Turmalina Facility lenders (exercisable at a price of Cdn.$4.50 and with an expiry date to be between June 30, 2009 and March 31, 2010 as such date shall be determined with reference to the date of the first draw-down under the loan), 350,000 listed warrants to the lenders’ agent (all of such warrants were exercised at a price of Cdn.$4.50), and 300,000 unlisted warrants to Auramet Trading, LLC in its capacity as an advisor to Jaguar with respect to the Turmalina Facility (all of such warrants were exercised at a price of Cdn.$3.90), in each case with each warrant entitling the holder to purchase one common share of Jaguar.  In the fourth quarter of 2005, Jaguar entered into a forward sales contract agreement with the lender under the Turmalina Facility to implement a risk management strategy to manage commodity price exposure on gold sales.  In February 2006, MTL made its first draw down of the Turmalina Facility in the amount of US$7,600,000.  In the third quarter of 2006 Jaguar drew down the remaining US$6.4 million of the Turmalina Facility.   As of December 31, 2007, Jaguar had repaid US$4.2 million outstanding under the Turmalina Facility.   On March 13, 2008, Jaguar paid RMB US$9.8 million plus US$181,000 accrued interest to repay the Turmalina facility agreement in full.

In September 2007, Jaguar received an amendment to the loan facility agreement from RMB, which allowed Jaguar to close the forward sales contracts. As of December 31, 2007, forward sales contracts for 48,556 ounces were outstanding at an average cost of US$517.10 per ounce and forward purchase contracts for 48,556 ounces were outstanding at an average cost of US$823.81. On March 14, 2008, Jaguar paid RMB US$22.1 million to close the forward sales contracts. On March 12, 2008, Jaguar closed the forward purchase contracts realizing a gain of US$7.4 million, effectively reducing the net loss of the forward contracts to US$14.8 million, of which US$14.5 million was accrued as of December 31, 2007. No additional charges will be realized during 2008 for the forward contracts and, as of March 24, 2008, no forward gold production is currently hedged.

On March 27, 2006, Jaguar completed a public offering in Canada and private placement offering in the United States of 10,100,000 common shares at a price of Cdn.$5.25 pursuant to an Underwriting Agreement dated March 9, 2006 among Jaguar and Blackmont Capital Inc. (“BCI”), BMO Nesbitt Burns Inc. (“BMO”), RBC Dominion Securities Inc. (“RBC”), TD Securities Inc. (“TD Securities”) and Paradigm Capital Inc. as underwriters. The underwriters received a cash commission equal to 5.5 percent of the gross proceeds of the offering, underwriter options to purchase up to 1,335,000 common shares at a price of Cdn.$5.25, which they exercised at the closing on March 27, 2006, and compensation warrants to purchase up to 343,050 common shares at a price of Cdn.$5.25 with an expiry date of March 27, 2008.  As of January 31, 2008, 198,969 common shares were purchased as a result of the exercise of such compensation warrants.

On February 1, 2007, the Board adopted a shareholder rights plan (the “Shareholder Rights Plan”) which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares.  The Shareholder Rights Plan was not being adopted in response to any proposal to acquire control of Jaguar.  The Shareholder Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Board with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.  The rights issued under the Shareholder Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20 percent or more of the outstanding common shares (determined in the manner set out in the Shareholder Rights Plan) without complying with the “Permitted Bid” provisions of the Shareholder Rights Plan or without approval of the Board.  Under the Shareholder Rights Plan those bids that meet certain requirements intended to protect the interests of all shareholders deemed to be “Permitted Bids”.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least sixty (60) days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Shareholder Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.  The TSX accepted notice of the Shareholder Rights Plan and the shareholders ratified the adoption of the Shareholder Rights Plan on May 10, 2007.

On February 27, 2007, Jaguar filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of the warrants.  Each warrant entitled the holder thereof to acquire one common share of Jaguar at a price of Cdn.$4.50 at any time prior to 5:00 p.m. (Eastern Standard Time) on December 31, 2007.  Each warrant entitled the holder thereof to acquire an additional 0.063 of one common share if such holder exercised his or her warrants during the thirty (30) day early exercise period commencing on February 28, 2007, and ending at 5:00 p.m. (Eastern Standard Time) on March 30, 2007.  The additional 0.063 of a common share issued upon the exercise of the warrants during the early exercise period represented a value of Cdn.$0.43 based on the closing price on February 26, 2007 of Cdn.$6.79.  If at least 66 2/3 percent of the warrants outstanding on February 28, 2007 were exercised at or before the early warrant expiry time, each warrant that had not been so exercised during the early exercise period (except in limited circumstances with respect to U.S. warrant holders) would be exchanged, without any further action on the part of the warrant holder, including payment of the exercise price thereof or any other additional consideration, for a fraction of a common share equal to: (A) one plus (B) 0.063 multiplied by 50 percent minus (C) Cdn.$4.50 divided by the lesser of (i) the volume weighted average trading price of the common shares on the TSX for the five trading days ending on the early exercise expiry date, and (ii) the closing price of the common shares on the early exercise expiry date.  As a result of the early exercise program described in this paragraph, 4,818,852 warrants were exercised resulting in the issuance of 5,122,428 common shares to the warrant holders.  No agency fee was paid by Jaguar in connection with the distribution of the early exercise shares or the exchange shares being qualified under the short form prospectus.  BCI acted as financial advisor and soliciting dealer manager to Jaguar in connection with the issuance of the early exercise shares and the exchange shares.  Jaguar paid BCI a financial advisory fee of 3 percent of the exercise price for each warrant that is submitted for exercise in connection with the early exercise and automatically exchanged for exchange shares.  The early exercise warrant transaction was approved by shareholders on February 27, 2007 and by warrant holders on February 28, 2007.

On March 22, 2007, Jaguar closed a private placement of 75,000 units.  The units were sold by a syndicate led by TD Securities and included BCI, BMO and RBC.  The underwriters exercised their option to purchase an additional 15 percent of the number of the units offered to cover over-allotments, resulting in aggregate gross proceeds of Cdn.$86.3 million (US$74.5 million) from the sale of 86,250 units.  The units are comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5 percent, payable semi-annually in arrears, and 25 common shares of Jaguar.  A total of 2.16 million new shares were issued relating to the private placement. The notes were listed on the TSX on July 26, 2007, under the symbol “JAG.NT”.

On July 23, 2007, Jaguar common shares began trading under the symbol “JAG” on the NYSE Arca Exchange.

On February 21, 2008, Jaguar issued 8,250,000 common shares at a price of Cdn.$13.40 per share for proceeds of Cdn.$110,550,000. The offering price was determined by negotiation between Jaguar and a syndicate led by RBC and included TD Securities, BCI, BMO, and Raymond James Ltd.  Jaguar granted the underwriters an over-allotment option, exercisable in whole or in part up to 30 days following the closing of the transaction, to purchase up to an additional 1,237,500 common shares at a price of Cdn.$13.40 per common share, which would have increased the aggregate proceeds of the offering to Cdn.$127,132,500 if the over-allotment option had been fully exercised.  The over-allotment option was not exercised and no additional shares were issued subsequent to the closing.

DESCRIPTION OF THE BUSINESS

General

Jaguar is a gold mining company currently engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.  In addition, Jaguar may consider the acquisition and subsequent exploration, development and operation of non-gold producing properties in Brazil.

Jaguar’s gold producing properties and projects are located in the Iron Quadrangle region near Belo Horizonte, Minas Gerais, Brazil:  Sabará, Turmalina, the Paciência Project and the Caeté Project.  Through its wholly-owned subsidiaries, MSOL and MTL, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and reserves presented in Tables 1 and 2 under the section entitled “Mineral Resources and Reserves”.  The Turmalina Technical Reports, as defined below, contains further details with respect to reported gold reserves and gold resources at Turmalina.  See “Turmalina Gold Project” below.  The Scott Wilson RPA Sabará Technical Report, as defined below, contains additional details regarding reported gold resources and reserves at Sabará.  The Paciência Project Technical Report, as defined below, contains additional details regarding currently reported gold resources and reserves in the Paciência Project.  The Caeté Project Technical Report, as defined below, contains additional details regarding currently reported gold resources in the Caeté Project.  The Satinoco Target Technical Report, as defined below, contains additional details regarding currently reported gold resources in the Satinoco Target.  See “Mining Projects” below.

In addition to the mining properties described in the preceding paragraph, in March 2007, Jaguar entered into the Joint Venture Agreement with Xstrata with respect to the Pedra Branca Project located in the State of Ceará in northeastern Brazil.  Pursuant to the Joint Venture Agreement, Jaguar is currently conducting a comprehensive exploration program at the Pedra Branca Project.

The Technical Reports (as defined below) contain additional information regarding gold reserves and gold resources on Jaguar’s properties.  See “Mining Projects” below.

Gold production and sales

Jaguar began pouring gold in December 2003.  During 2007, Jaguar produced a total of 70,113 ounces of gold at an average cash operating cost of US$346 per ounce compared to 37,876 ounces produced at an average cash operating cost of US$370 per ounce during 2006. For the year ended December 31, 2007, gold sales totaled 67,350 ounces at an average price of US$710 per ounce compared to 34,880 ounces sold at an average price of US$607 per ounce for the year ended December 31, 2006.  Increases in gold production during 2007 primarily resulted from the commencement of gold production at Turmalina, which was under construction during fiscal 2006 and commenced gold production in January 2007.

The table below provides greater detail regarding total gold production at Turmalina and Sabará for the year ended December 31, 2007:

Project	Ore processed (000t)	Feed grade (g/t)	Recovery grade (g/t)	Production (oz)	Cash operating (cost/t) US$	Cash operating (cost/oz) US$
Turmalina	347	5.10	4.37	45,527	$42.80	$283
Sabará	504	2.07	1.40	24,586	$22.70	$462
TOTAL	851	3.31	2.61	70,113	$30.90	$346

During 2008, Jaguar estimates it will produce 160,000 ounces of gold as follows: 88,000 ounces at Turmalina at a total operating cash cost between US$275 and US$285 per ounce, 23,000 ounces at Sabará at a total operating cash cost between US$495 and US$505 per ounce, and 49,000 ounces at Paciência at a total operating cash cost between US$335 and US$340 per ounce.  At Paciência, commissioning and start of production is expected in early April 2008.  Operating cash cost estimates for 2008 are based on an average exchange rate of R$1.85 per US$1.00.  As of March 20, 2008, the exchange rate is R$1.74 per US$1.00.  If the exchange rate relationship remains at this level during the remainder of 2008, the result would be approximately six percent higher costs in equivalent US currency than previously estimated.

With respect to the Caeté Project, Jaguar targets initial annual gold production of 39,000 ounces commencing in 2009, expanding to 160,000 ounces per year in 2012.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads.  Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Jaguar has contracted with AngloGold Ashanti for AngloGold Ashanti to arrange sales of Jaguar’s gold bullion with gold brokers at Jaguar’s request and direction, which provides Jaguar with ready access to gold markets.

Specialized Skill and Knowledge

Jaguar is staffed by an experienced senior management team with over 100 years of collective experience exploring, developing and operating gold mines in Brazil.  Jaguar’s Chief Executive Officer and President, Daniel R. Titcomb, has been involved in continuous mining exploration and development in Brazil since 1993.  Jaguar’s Chief Operating Officer, Juvenil T. Felix, was formerly chief executive officer of AngloGold Ashanti’s subsidiaries in Brazil, and has over 40 years experience in the Brazilian mining sector.  Jaguar’s Vice President of Operations, Lúcio Cardoso, was formerly superintendent of AngloGold Ashanti's gold division and has over 30 years experience in the Brazilian mining sector. Jaguar’s Vice President of Exploration and Engineering, Adriano L. Nascimento, also has approximately 30 years experience in the Brazilian mining industry and held the position of senior engineer at AngloGold Ashanti for 11 years, where he was responsible for the production department of several mines, including Mina Grande, the deepest and one of the oldest mines in Brazil.  Jaguar’s Chief Geologist, Jaime Duchini, has over 25 years experience in exploration in the Iron Quadrangle.

Competitive Conditions

The gold exploration and mining business is a competitive business in all its phases.  Jaguar competes with numerous other companies and individuals in the search for and the acquisition of mineral licenses, permits and other mineral interests, as well as for acquisition of equipment and the recruitment and retention of qualified employees.  There is also significant competition for the limited number of gold property acquisition opportunities.  The ability of Jaguar to acquire gold mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for gold development or mineral exploration.

Jaguar has an ongoing relationship with AngloGold Ashanti through contractual royalty rights in certain of the properties and an agreement to provide Jaguar’s operating company with gold refining and marketing services.

Jaguar has built its base upon the acquisition of later-stage gold exploration properties in the Iron Quadrangle region of Brazil at relatively depressed prices.  Jaguar believes that its asset acquisition costs combined with the clustered nature of its mineral assets and production facilities gives it an advantage over other similarly-sized competitors.

Environmental Protection

In Brazil, mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code.  Government concessions consist of exploration awards, exploration licenses, and mining permits.  Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.

Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation.  Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.

Based on the experience of management in obtaining licenses, Jaguar has made estimates anticipated time frames for receiving licenses, which are described in “Mineral Projects”, upon which it has based projections for capital expenditures, revenues and earnings.  The time frames in which licenses are issued are dependent upon the actions of regulatory authorities and third parties.

Employees

Jaguar had 996 employees as of the end of 2007 and intends to have between 1,200 and 1,300 employees by the end of 2008.

Foreign Operations

All of Jaguar’s mineral projects are owned and operated though its wholly-owned subsidiaries, MSOL and MTL.  All of the properties are located near Belo Horizonte, Minas Gerais, Brazil.  Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Mineral Projects

Except as otherwise noted, the following descriptions and summaries of Jaguar’s material projects, are derived from (i) the Quadrilátero Technical Report dated September 17, 2004 and revised on December 20, 2004 (the “Quadrilátero Technical Report”), which covers the Sabará, Paciência and Santa Bárbara Regions, (ii) the Technical Report on the Sabará Project dated February 17, 2006 (the “Sabará Technical Report”), which covers Zones A and B and Lamego (also called Zone C) and Queimada in Sabará, (iii) the Technical Report on the Caeté Project dated November 23, 2007 (the “Caeté Technical Report”), which covers the Pilar and Roça Grande properties located in the Santa Bárbara and Caeté Regions, respectively, (iv) the Technical Report on the Paciência-Santa Isabel Project dated August 7, 2007, which covers the Paciência-Santa Isabel property (the “Paciência Technical Report”), (v) the Technical Report on the Turmalina Gold Project dated September 10, 2005 and revised on March 10, 2006, as supplemented by a Technical Report on Turmalina Gold Project dated March 14, 2006 and as further revised on July 31, 2006, which cover the Turmalina Region (the “Scott Wilson RPA Turmalina Technical Report”), and (vi) the Technical Report on the Satinoco portion (the “Satinoco Target”) of the Turmalina Gold Project dated November 23, 2007, which covers the Satinoco Target (the “Satinoco Technical Report”, together with the Scott Wilson RPA Turmalina Technical Report, the “Turmalina Technical Reports”; the Turmalina Technical Reports, together with the Quadrilátero Technical Report, the Sabará Technical Report, the Caeté Technical Report and the Paciência Technical Report, the “Technical Reports”).  This Annual Information Form contains only summary information regarding Jaguar’s properties.  A complete description of Jaguar’s properties and associated maps, photographs and references can be found in the Technical Reports filed on SEDAR (at www.sedar.com), and such reports are hereby incorporated by reference herein.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Technical Report, the Paciência Technical Report, the Satinoco Technical Report, the Caeté Technical Report, and the TechnoMine Turmalina Technical Report referred to below was Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.  The Qualified Persons who prepared the Scott Wilson RPA Turmalina Technical Report, the Technical Report on the Turmalina Gold Project dated March 14, 2006, and the Sabará Technical Report were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo.  Mr. Clow is a principal of Scott Wilson RPA, and Mr. Clow and Mr. Valliant are independent for the purposes of NI 43-101.

Mineral Resources and Reserves

The tables below reflect the estimated mineral resource and reserve information available to Jaguar as of January 1, 2008, except as noted below.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the resources and reserves of Jaguar listed in such tables.  Mr. Machado is a Qualified Person as such term is defined in NI-43101.

Table 1 - Summary of Estimated Mineral Resources*

	RESOURCES (tonnage and grades in grams/tonne)								RESOURCES (ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated		Inferred
Sabará
Sabará	198,230	2.11	541,380	1.96	739,610	2.00	329,450	2.01	47,560		21,290
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020		104,100
Paciência Project
Santa Isabel(2) Other(1)	871,170 1,642,000	5.59 3.68	1,702,230 1,567,000	5.00 3.97	2,573,400 3,209,000	5.20 3.82	420,700 500,000	5.44 5.00	430,260 394,040		73,580 80,380
Caeté Project
Pilar(3) Roça Grande(3)	713,800 727,700	5.99 5.38	978,400 1,270,500	5.91 5.19	1,692,200 1,998,200	5.94 5.26	168,600 558,000	7.41 4.42	323,400 337,800		40,150 79,300
Turmalina
Faina and Pontal(4) Principal and NE Satinoco(5)	339,600 276,000 467,000	5.64 6.10 3.76	1,191,000 2,577,000 1,274,000	5.70 7.10 3.71	1,531,600 2,854,000 1,741,000	5.69 7.00 3.72	120,000 1,027,000 523,000	5.70 6.40 3.85	280,000 644,000 208,560		22,000 211,000 64,750
TOTAL IN SITU RESOURCES					17,562,210	5.10	4,476,750	4.84	2,880,640	**	696,550

Table 2 - Summary of Estimated Mineral Reserves*
	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará	156,730	1.86	351,880	1.65	508,610	1.71	27,970
Turmalina
Principal and NE	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Paciência Project
Santa Isabel(2)	987,900	4.52	1,726,000	4.52	2,713,900	4.52	394,450
TOTAL	1,378,630	4.38	4,759,880	5.31	6,138,510	5.11	1,009,420	**

*   Mineral resources listed in Table 1 include mineral reserves listed in Table 2.  Some columns and rows may not total due to rounding.

 ** Estimated resources and reserves as at January 1, 2008 are lower than indicated in Tables 1 and 2, as such figures do not take into account 2007 production or the amount of gold rejected to the tailings at the Turmalina operations.  2007 Turmalina production was 347,000 tonnes at 5.10 grams per tonne containing 45,527 ounces of gold.  In addition, figures do not reflect test mining production at Paciência during 2006 of 21,742 tonnes at 3.23 grams per tonne containing 2,260 ounces of gold.

(1) TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

(2) TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

(3) TechnoMine NI 43-101 Technical Report on the Caeté Gold Project filed on SEDAR on November 23, 2007.

(4) TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

(5) TechnoMine NI 43-101 Technical Report on the Satinoco Target filed on SEDAR on February 5, 2008.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Gold Project Technical Report, the Turmalina Gold Project Technical Report, the Satinoco Target Technical Report, the Paciência Gold Project Santa Isabel Mine Feasibility Study Report and the Caeté Gold Project Technical Report is Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

Scott Wilson RPA prepared NI 43-101 Technical Reports for Sabará and Turmalina, dated February 17, 2006 and July 31, 2006, respectively, and filed on SEDAR on March 2, 2006 and August 1, 2006, respectively.  These reports have not been updated to reflect any new information since the dates of the reports, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The Qualified Persons who prepared the reports were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow and Mr. Valliant are employees of Scott Wilson RPA and are independent for the purposes of NI 43-101.

Although Jaguar has carefully prepared and verified the mineral resource and reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information, and no assurance can be given that the indicated level of gold will be produced.  Estimated reserves may have to be recalculated based on actual production experience.  Market price fluctuations of gold as well as increased production costs or reduced recovery rates, and other factors may render the present proven and probable reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

Mining Concession and Exploration Permitting Requirements and Status

In Brazil mining activity requires the grant of concessions from the DNPM, an agency of the Brazilian federal government responsible for controlling and applying the Brazilian Mining Code.  Government concessions consist of exploration awards, exploration licenses, and mining permits.  Applications for mining concessions must include an independently-prepared environmental plan that deals with water treatment, soil erosion, air quality control, re-vegetation and reforestation (where necessary) and reclamation.  Mining concessions will not be granted unless the mining plan, including the environmental plan, is approved by the state authorities.  Exploration awards permit the holder to begin exploration of the property, exploration licenses allow the holder to proceed with exploration to determine feasibility of mining the property, and mining permits allow the holder to mine the property.  The following table lists the status of Jaguar’s awards, licenses and permits.

Property	Permits
	Phase	Status
Sabará
Sabará Plant	Implementation License	Received September 2005
Sabará Plant	Operation License	Received December 2006
Sabará Zone A Mine	Implementation License	Received September 2006
Sabará Zone A Mine	Operation License	Received November 2006
Paciência Project
Santa Isabel Mine and Plant	Implementation License	Received May 2007
Santa Isabel Mine and Plant	Operation License	Expected March 2008
Caeté Project
Caeté Plant	Implementation License	Received July 2007
Caeté Plant	Operation License	Expected June 2008
Caeté Tailing Dam	Previous License	Received November 2007
Caeté Tailing Dam	Implementation License	Expected August 2008
Caeté Tailing Dam	Operation License	Expected March 2009
Roça Grande Mine	Operation License	Expected April 2008
Pilar Mine	Implementation License	Expected April 2008
Pilar Mine	Operation License	Expected July 2008
Turmalina
Turmalina Mine and Plant	Implementation License	Received August 2006
Turmalina Mine and Plant	Operation License	Received March 2007
Turmalina Tailing Dam	Operation License	Expected April 2008

JAGUAR GOLD OPERATIONS AND PROJECTS

In the state of Minas Gerais in Brazil, Jaguar has two operating properties (Sabará and Turmalina) and two properties under development (the Paciência and Caeté projects).   See detailed description of each property below.

Sabará Operations	Paciência Project	Caeté Project	Turmalina Operations
Sabará Plant	Paciência Plant*	Caeté Plant	Turmalina Plant
Sabará Zone A Mine	Santa Isabel Mine	Roça Grande Target	Turmalina Mine
Serra Paraíso Target	Bahú Target	Pilar Target	Satinoco Target
Rio de Peixe Oxide	Marzagão Target	Juca Vieira Target	Faina Target
Catita	Rio de Peixe Sulfide	Morro do Adão Target	Pontal Target
Palmital Target
Ouro Fino Target
*  Commissioning and start of production is expected by Jaguar in early April 2008.

The following description of the Sabará Zone A, Santa Isabel Mine, Bahú, Marzagão, Rio de Peixe, Pilar (former Santa Bárbara), and Paciência is based on the summary contained in the Quadrilátero Technical Report.

All of the Quadrilátero Gold Project regions are located in the Iron Quadrangle greenstone belt of the state of Minas Gerais, Brazil.  The regions are located within 60 kilometers of the city of Belo Horizonte, which serves as the commercial center for Brazil’s gold mining industry and has excellent infrastructure to support world-class gold mining operations.

The Iron Quadrangle region has historically produced significant quantities of gold at reasonable capital and operating costs from open pit and large scale underground mining operations.

The gold metallogeny in the Iron Quadrangle has a complex history.  Initially, in the Archean era, volcanic exhalative sedimentary processes in the greenstone belts produced BIFs and chemical sedimentary rock (“chert”), which hosted sulfide-rich gold deposits.  Shear zone-related gold deposits were also generated at that time.

The stratigraphy for the Iron Quadrangle is as follows from oldest (Archean) to youngest (Upper Proterozoic):

•	Tonalities, trondjemite, gneiss basement

•	Rio das Velhas Supergroup (Greenstone Belt)

•	Espinhaço Supergroup lying unconformably on the Rio das Velhas Supergroup

•	Minas Supergroup overlying with a tectonic angular and erosional unconformities the Espinhaço Supergroup

•	Itacolomi Group overlying with a tectonic angular and erosional unconformities the Minas Supergroup

The Rio das Velhas Supergroup is subdivided into two groups: Nova Lima and Maquiné. The Nova Lima Group consists of a greater-than-four kilometer thick eugeosynclinal succession including greywacke, carbonate schist, immature quartzite, quartz schist, conglomerate, banded iron formations, schistose tuff, graphitic schist, carbonate chert, phyllite, greenschist, and meta-ultramafic rocks.  The Maquiné Group consists of a 1.8 kilometer thick eugeosynclinal molasse including protoquartzite, grit conglomerate, phyllite, greywacke, and minor basal conglomerate.

A portion of the Archean-aged Nova Lima Group underlies all of Jaguar’s properties.  This group consists of a sequence of intensely folded and faulted volcanic and sedimentary rocks. These rocks consist of phyllite, mafic volcanic tuff, lesser conglomerate, dolomite, graphitic schist, banded iron formations, and chert.

Gold mineralization occurs in both sulfide and oxide forms and is hosted primarily in a narrow belt of BIFs and chert.  The width of the BIFs varies from 1 to 30 meters.  Gold is found to be associated to the sulfide-richer bands, essentially represented by pyrite and arsenopyrite.  The mineralized bodies are controlled by mineral stretching lineations and fold axis showing an average attitude (strike and dip) S70ºE - 45ºE.

The mineralization bodies are dominantly stratabound and are congruently folded and deformed with the host rocks. The deformation style is thrust fault-related folding with a westerly transport direction on the thrusts, followed by late east - west trending brittle faults (likely due to post-thrusting extensional stress relief) that aided in the orientation of quartz lodes and veining.

Mining in the Iron Quadrangle has consistently shown gold-bearing structures that display very consistent lateral and vertical persistence.  TechnoMine prepared a study for Jaguar on the depth continuity of gold-bearing mineralization in the Iron Quadrangle: “Potential Resource Base Increase due to possible depth continuity of mineralized bodies”.  The study was issued on October 29, 2002, and parts of it are addressed further in the Quadrilátero Technical Report.

Mina Grande is a good example of ore body persistence.  Mina Grande was the deepest mine ever operated in Brazil (more than 2,000 meters deep).  It was also one of the oldest mines in terms of continuous operations worldwide (from 1836 until 1995).  Mina Grande lies in what could be considered the center of the Iron Quadrangle’s gold-bearing area where all of Jaguar’s mineral regions are located.

As of the date of the Quadrilátero Technical Report, Jaguar controlled the mineral rights, concessions and licenses to approximately 51,200 ounces of gold reserves at Sabará Zone B, 1,752,400 ounces of measured and indicated gold resources and 628,400 ounces of inferred gold resources.  Also as of such date, Jaguar’s proven reserves were contained within 641,000 tonnes of in situ measured resources at an average grade of 3.61 grams/tonne.  As presented in TechnoMine’s feasibility study issued on June 30, 2003, total ROM production for Zone B was estimated to enclose 61,700 ounces Au.  As of the date of the Quadrilátero Technical Report, proven reserves were estimated (based on a metallurgical recover of 83%) to total 51,200 ounces.  Mining operations at Zone B began in December 2003, and ceased in the fourth quarter of 2005.  At the time of the Quadrilátero Technical Report, Jaguar had measured resources of 7.57 million tones at an average grade of 4.38 grams/tonne, indicated resources of 4.29 million tones at an average grade of 4.73 grams/tonne and inferred resources of approximately 3.86 million tones with an estimated average grade of 5.07 grams/tonne.  As of the date of the Quadrilátero Technical Report, measured and indicated resources together totaled approximately 11.86 million tones with an average grade of about 4.60 grams/tonne.  Some of the mineral resources and reserves in the Iron Quadrangle have been updated since the date of the Quadrilátero Technical Report.  For updated information on Jaguar’s mineral resources and reserves in the Iron Quadrangle, see Table 1 under “Mineral Resources”, above.

Exploration and Development

In January 2004 Jaguar commenced a 24-month exploration effort that included both surface and underground exploration in several properties.  As of the date of the Quadrilátero Technical Report, Zone A exploration was complete and the corresponding results were used by TechnoMine to complete the Sabará Technical Report (see below under “Sabará Technical Report” for a description of the Sabará Technical Report).  The total cost originally estimated for  the campaign was US$8,797,000, out of which US$4,881,000 (approximately 55 percent of the total estimated cost) was for developing underground ramps and drifts, and US$3,916,000 (approximately 45 percent of the total estimated cost) was for maps, surface and underground drilling, sampling, studies, environmental permitting and associated activities.

The original budget for the initial 24 month exploration program, as of the date of the Quadrilátero Technical Report, is set forth below.

ORIGINAL BUDGET FOR 24-MONTH EXPLORATION PROGRAM (US$)

FROM THE QUADRILÁTERO REPORT
(EXCLUDES TURMALINA PROJECT)

	2004	2005	Total
Maps, Drilling, Sampling, Studies, Environmental Permits and Associated Activities

Sabará Region
Sabará Zone A	273,000	0	273,000
Catita/Juca Vieira	497,000	304,000	801,000
Paciência Region
Paciência	1,109,000	0	1,109,000
Rio de Peixe	217,000	17,000	234,000
Santa Bárbara Region
Mina do Pilar	498,000	496,000	994,000
New sites	505,000	0	505,000
Subtotal	$3,099,000	$817,000	$3,916,000

Underground Exploratory Developments: Ramps and Drifts

Sabará Region
Catita/Juca Vieira	898,000	2,689,000	3,587,000
Santa Bárbara Region
Mina do Pilar	466,000	828,000	1,294,000
Subtotal	$1,364,000	$3,517,000	$4,881,000

Total	$4,463,000	$4,334,000	$8,797,000

Jaguar conducted exploration at the Sabará Zone A during 2005 and 2006.  On February 17, 2006, Scott Wilson RPA completed a technical report on February 17, 2006 concerning mining and milling gold-bearing mineralization from the Sabará Zone A, Lamego (oxide) and Queimada properties and the remaining resources in Zone B, which are contained within the Quadrilátero Gold Project.  The results of this report are discussed below in “Sabará Technical Report”.

Since the date of the Quadrilátero Technical Report, Jaguar received the permit to complete construction of the new 1,500 tpd oxide Sabará plant in September 2005.  The new plant began crushing ore from Sabará Zone A in December 2005 and began producing gold in January 2006.

Mining operations at Sabará Zone B mine ended in the fourth quarter of 2005.  It is currently under reclamation, notwithstanding the results of Scott Wilson RPA’s Sabará Technical Report.  See “Sabará Technical Report”.

At the time of the Quadrilátero Technical Report, exploration work was underway at Catita and such the results of the this work are discussed below under “Sabará Technical Report”.  At such time, exploration work was also underway at Paciência/Santa Isabel Mine and is further discussed below under “Paciência-Santa Isabel Project”.  Finally, at that time exploration work was also underway with respect Mina do Pilar; the developments with respect to the Pilar-Santa Bárbara Project are discussed below in “Pilar – Santa Bárbara Project”.

The Quadrilátero Technical Report stated that Catita’s trenching and drill programs had intersected mineralized zones confirming previous exploration results and identifying new zones for additional exploration.  Initial core and trench assays had returned interesting results with visible gold occurring in both the oxide and sulfide zones.  The Catita mine began formal production in June 2005, supplying the Caeté Plant.

Jaguar utilized two laboratories for the preparation and analysis of its samples: Lakefield Geosol Laboratórios Ltda. (“Lakefield”) in Belo Horizonte-MG and SGS do Brasil Ltda. (“SGS”) in Betim-MG.  These labs are widely recognized and follow the standards established by the international community.  The labs merged in 2005.  Jaguar continues to use the surviving lab, SGS Geosol Laboratórios Ltda., for reporting results, but established its own lab adjacent to the Caeté Plant in the fourth quarter of 2005 for internal testing purposes.

The author of the Quadrilátero Technical Report stated that the sampling method and approach, entailing sample preparation, security and analytical procedures were adequate and were acceptable vis-á-vis the principles of good engineering practice.  They further stated that they did not personally verify any sampling or analytical data.  Such verification was performed by Jaguar’s Chief Geologist.  TechnoMine and the authors of the Quadrilátero Technical Report stated that the sample verification criteria, methods and procedures, were adequate and were acceptable vis-á-vis the principles of good engineering practice.

Based on the encouraging 2004 exploration results, the expanded geological knowledge of the several sites and favorable underground workings that provide required maneuverability to proceed with underground exploration, the Quadrilátero Technical Report recommended that Jaguar establish the scope of the 2005 portion of the Quadrilátero Gold Project’s Complementary Exploration Campaign as outlined in the budget shown below.  The budget shown below replaced the 2005 portion of the previous budget for the 24-month exploration campaign.  The author of the Quadrilátero Technical Report also recommended, at the time of the Quadrilátero Technical Report,  that Jaguar proceed with a staged preparation of feasibility studies for the implementation and operation of the diverse projects that comprised the Quadrilátero Gold Project, within design criteria, plans, processes, and schedules compatible with good engineering practices and standards.

ORIGINAL BUDGET FOR PREPARATION OF FEASIBILITY STUDIES
(FROM THE QUADRILÁTERO TECHNICAL REPORT)

Regions/ Projects	Estimated Cost (US$ 1,000)
Sabará Region (Catita (sulfide))	600
Paciência Region (Santa Isabel, Marzagão, Rio de Peixe)	1,600
Santa Bárbara Region	1,000
Total	$ 3,200

REVISED BUDGET FOR 24-MONTH EXPLORATION PROGRAM
(FROM THE QUADRILÁTERO TECHNICAL REPORT)

Project	Site	Drilling (m)	Drifts (m)	Cost Estimate (US$ 1,000)

Sabará	Camará	1,000		100
	Catita (sulfide)	4,000	2,500	4,150
	Morro do Adão	2,500	400	850
	Serra Paraíso	5,500		550

Paciência	Santa Isabel	3,500	400	950
	Marzagão	3,000		300
	R de Peixe (oxide)	2,000		200
	R de Peixe (sulfide)	1,400	500	890

Santa Bárbara	Pilar (Sulfide)	4,000	1,000	1,900
TOTAL		26,900	4,800	$ 9,890

Certain recent developments in the Sabará Region are described below in “Sabará Technical Report”, recent developments in the Paciência-Santa Isabel project are described below under “Paciência-Santa Isabel Technical Report”, and recent developments in the Caeté-Roça Grande and Santa Bárbara-Pilar projects are described below under “Caeté Technical Report”.

Sabará Technical Report

Jaguar completed a feasibility study of mining and processing mineralization at Zones A, B, C (Lamego) and Queimada and retained Scott Wilson RPA to prepare an independent technical report compliant with NI43-101.  Scott Wilson RPA issued its report on February 17, 2006.  The Scott Wilson RPA report has not been updated to reflect any new information since the date of the report, including but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental.  The following description of this project is derived from the summary contained in the Sabará Technical Report.

The Sabará Project comprises development of a 400,000 tpa mining and heap leach facility, forecast to produce approximately 134,000 ounces of gold over a five year period.  Prestripping had been completed and the first bench of mineralization had been exposed before the issuance of the Sabará Technical Report.  Mining, crushing, heap leaching, and the carbon column/adsorption facilities were started in January 2006.

Economic Analysis

The Base Case estimated cash flow for the life of mine is shown in Table 1-1. The projection was based on the following parameters.

Physicals

•	Mine life:	5.1 years, 400,000 tonnes per year
•	Start of production:	January 2006
•	Total millfeed:	2,046,000 tonnes at a grade of 2.8 g/t Au. Mine call factor 97%
•	Strip Ratio:	4.2 to 1
•	Operations at 360 days per year

•	Mine production:

Zones A&C - up to 33,000 tonnes per month ore from a reserve of 1,564,000 tonnes at a grade of 2.07 g/t Au and a strip ratio of 4.11:1.
Queimada - up to 16,700 tonnes per month ore from a reserve of 407,000 tonnes at a grade of 5.28 g/t Au and a strip ratio of 4.24:1.
Zone B oxides - up to 3,500 tonnes per month ore from a reserve of 20,000 tonnes at a grade of 3.61 g/t Au.
Zone B sulphides - up to 5,100 tonnes per month ore from a reserve of 55,000 tonnes at a grade of 5.07 g/t Au.
Zone B stripping – 4.46:1 overall.

•	Processing – Zones A&C, Queimada, and Zone B Oxide at Sabará heap leach and ADR plant. Zone B Sulphide at Queiróz CIL plant.

•	Gold recovery:

Zones A&C – 74%
Queimada – 74%
Zone B Oxide – 70%
Zone B Sulphide – 92%

•	Total gold produced: 134,100 ounces, annual range from 18,800 ounces to 38,700 ounces.

Costs
•	Operating cost: US$10.98 per tonne processed, ranging from US$10.39 per tonne to US$13.25 per tonne. Open pit mining is by contractor.
•	Capital cost: Pre-production capital is estimated to be US$5.6 million
•	Sustaining capital: Ranges from US$40,000 to US$380,000
•	Closure costs: US$190,000.
•	Exchange rate: US$1.00 = 2.60 Reais

Revenue
•	Gold price: US$375 per ounce
•	Transport and insurance: US$3.00 per ounce
•	Refining: 1% of gross sales
•	CFEM (federal) royalty: 1% of gross sales
•	Royalty to previous owners: 3.25% NSR

The Sabará Technical Report concluded that the pre-tax cash flow at US$375 per ounce gold was US$19.5 million.  At a discount rate of 8.0%, the pre-tax NPV was US$14.3 million.  The GI Total Cash Cost was US$182 per ounce.  The GI Total Production Cost is US$230 per ounce.

Jaguar’s after-tax NPV estimate at 8.0% discount rate was US$7.8 million, with a Project IRR of 82%.  Scott Wilson RPA did not review Jaguar’s tax model.

Figure 1-1 shows the Project sensitivity to various factors, including:

•	Head Grade
•	Recovery
•	Gold Price
•	Operating Cost
•	Capital Cost
•	Exchange Rate

FIGURE 1-1
SENSITIVITY ANALYSIS

TABLE 1-1 PRE-TAX CASH FLOW
JAGUAR MINING INC. - SABARÁ PROJECT

		2005	2006	2007	2008	2009	2010	2011	Total
Mining
Zones A + C	000 tonnes		139	199	385	400	400	41	1,564
g/t Au			2.47	2.09	1.86	2.12	2.03	2.45	2.07
Waste	000 tonnes		937	1,094	1,800	1,116	1,429	49	6,425
Strip Ratio			6.7	5.5	4.7	2.8	3.6	1.2	4.11
Total Moved	000 tonnes		1,076	1,293	2,185	1,516	1,829	90	7,989
Queimada	000 tonnes		191	201	15				407
g/t Au			3.85	6.26	10.06				5.28
Waste	000 tonnes		658	1,008	60				1,725
Strip Ratio			3.4	5.0	3.9				4.24
Total Moved	000 tonnes		848	1,208	75				2,132
Zone B Oxide	000 tonnes		20						20
g/t Au			3.61						3.61
Zone B Sulphide	000 tonnes		55						55
g/t Au			5.07						5.07
Zone B Total	000 tonnes		75						75
g/t Au			4.68						4.68
Waste	000 tonnes		335						335
Strip Ratio			4.5						4.46
Total Moved	000 tonnes		411						411
Total	000 tonnes		405	400	400	400	400	41	2,046
g/t Au			3.53	4.18	2.17	2.12	2.03	2.45	2.80
Waste	000 tonnes		1,930	2,101	1,860	1,116	1,429	49	8,486
Strip Ratio			4.8	5.3	4.7	2.8	3.6	1.2	4.15
Total Moved	000 tonnes		2,335	2,501	2,260	1,516	1,829	90	10,532
Processing
Plant feed	000 tonnes		405	400	400	400	400	41	2,046
Mine Call Factor			97%	97%	97%	97%	97%	97%	97%
Grade g/t Au			3.42	4.06	2.10	2.06	1.97	2.38	2.72
Recovery Zone A + C			74%	74%	74%	74%	74%	74%	74%
Recovery Quiemada			74%	74%	74%	74%	74%	74%	74%
Recovery Zone B Oxide			70%	70%	70%	70%	70%	70%	70%
Recovery Zone B Sulphide			92%	92%	92%	92%	92%	92%	92%
Overall Recovery			77%	74%	74%	74%	74%	74%	75%
Production	000 oz		34.5	38.7	20.1	19.7	18.8	2.3	134.1

TABLE 1-1 PRE-TAX CASH FLOW

JAGUAR MINING INC. - SABARÁ PROJECT
		2005	2006	2007	2008	2009	2010	2011	Total
Revenue
Gold Price	US$/oz	375	375	375	375	375	375	375	375
Gross Revenue	US$ '000		12,956	14,521	7,531	7,371	7,053	863	50,295
0.75% Transport	US$ '000		97	109	56	55	53	6	377
1.0% Refining	US$ '000		130	145	75	74	71	9	503
1.0% CFEM Tax	US$ '000		130	145	75	74	71	9	503
Sub-total	US$ '000		12,600	14,122	7,324	7,169	6,859	839	48,912
0.5% Landowner Royalty			65	73	38	37	35	4	251
2.75% Anglo Royalty	US$ '000				17	111	155	23	307
Revenue	US$ '000		12,489	13,967	7,306	7,057	6,704	816	48,339
NSR	US$/ t ore		30.82	34.92	18.27	17.64	16.76	20.12	23.63
Capital Costs
Open Pit Mining	US$ '000	219	0						219
Mine Equipment	US$ '000	0	0						0
Plant Equipment	US$ '000	783	101						884
Plant Construction	US$ '000	2,552	642						3,194
Infrastructure Construction	US$ '000	453	296						749
Land Acquisition	US$ '000	54	0	31					85
EPCM	US$ '000	393	0						393
Contingency	US$ '000	0	66						66
Commissioning	US$ '000	52	0						52
Environment	US$ '000							190	190
Sustaining Capital	US$ '000		384	40	40	40	40	10	554
Salvage	US$ '000								0
Total	US$ '000	4,508	1,488	71	40	40	40	200	6,387

Operating Costs
Zone B Sulphide Mining, Transport, Processing	US$ '000		1,677						1,677
All Oxides Open Pit Mining	US$ '000		1,813	2,070	2,070	2,070	2,070	210	10,305
Processing	US$ '000		1,446	1,652	1,652	1,652	1,652	167	8,220
G&A	US$ '000		372	372	372	372	372	93	1,953
Environment	US$ '000		61	60	60	60	60	6	307
Total	US$ '000		5,368	4,154	4,154	4,154	4,154	476	22,461
		0	3,631	4,094	4,094	4,094	4,094	470	20,478
Zone B Sulphide Open Pit Mining	US$/t moved		0.71						0.71
Open Pit Mining	US$/t milled		3.90						3.90
Transport	US$/t milled		3.60						3.60
Transport	US$/t milled		23.00						23.00
Subtotal	US$/t milled		30.50						30.50
All Oxides Open Pit Mining	US$/t moved		0.89	0.83	0.92	1.37	1.13	2.34	1.01
Open Pit Mining	US$/t milled		5.18	5.18	5.18	5.18	5.18	5.18	5.18
Processing	US$/t milled		4.13	4.13	4.13	4.13	4.13	4.13	4.13
All Ore G&A	US$/t milled		0.92	0.93	0.93	0.93	0.93	2.29	0.95
Environment	US$/t milled		0.15	0.15	0.15	0.15	0.15	0.15	0.15
Total	US$/t milled		13.25	10.39	10.39	10.39	10.39	11.75	10.98
Pre-Tax Cash Flow	US$ '000	(4,508)	5,632	9,742	3,112	2,863	2,510	139	19,491
	Cumulative US$ '000 Pre-tax NPV US$ '000	(4,508)	1,124	10,866	13,979	16,842	19,352	19,491
	5.0%	16,007
	8.0%	14,288
	10.0%	13,268
Unit Cost of Production Operating[1]	US$/oz		168	119	220	229	241	229	182
Capital	US$/oz								48
Total[2]	US$/oz								230

Notes:	1.	Equivalent to Gold Institute Total Cash Cost.

	2.	Equivalent to Gold Institute Total Production Cost.

The Sabará Project is most sensitive to head grade and recovery.  At a then-current gold price of US$550 per ounce, the pre-tax NPV at 8 percent discount rate was US$32 million. The break even gold price resulting in zero pre- tax NPV at 8 percent was approximately US$235 per ounce.

The exchange rate used in the Sabará Technical Report for the Project was US$1.00 = 2.60 Reais, vs. the rate in effect at noon on March 29, 2007 of 2.05 Reais.

Conclusions and Recommendations

The feasibility work completed by Jaguar to date has demonstrated that the Sabará Project is robust at current gold prices and shows an acceptable operating margin at the Base Case gold price of US$375 per ounce. Project construction is essentially complete, and production commenced in January 2006. The Project is located in an area of current mining by Jaguar and could be considered as an extension of the prior Zone B operation.  In this context, some infrastructure and operating practices already exist, thereby minimizing some of the startup risks of a greenfields project.

Scott Wilson RPA made the following comments as observations on the Project development plan:

•
Mineral Resources and Mineral Reserves have been estimated according to the requirements of CIM Definitions and, in Scott Wilson RPA’s opinion, are compliant with NI43-101 and appropriate for use in the Life of Mine Plan.

•
Metallurgical recoveries have been based on testwork, with the exception of the Queimada Zone, for which recoveries were assumed based on similarity of the deposit to Zones A&C.  In Scott Wilson RPA’s opinion, this is a reasonable assumption based on the proximity of the deposits and nature of the mineralization, however, as Queimada represents 37% of the forecast production, there is some higher risk associated with this zone.

•
Prior production experience from Zone B showed heap leach recoveries to be lower than expected due to difficulty in establishing the oxide/sulphide transition. Some risk remains in this area, however, Jaguar mitigated this by processing the Zone B sulphide ore at the Queiróz Plant.  Mining at Zone B concluded in the fourth quarter of 2005.

•
Operating and capital costs have been estimated from first principles, using Jaguar’s extensive experience in the area, particularly with contractors.  The Project capital cost risk is minimal in that the plant and pads are essentially complete.  All mining is to be done by contractors.

•
Permits are in place for the Project, with the exception of Zone C, for which permitting is being completed. This is in progress, and Scott Wilson RPA does not consider the permitting to be a significant risk.

Based on the review, Scott Wilson RPA made the following recommendations:

1.	Monitor the oxide/sulphide boundary closely in Zone B to ensure that the two types of mineralization are sent to the correct plants.
2.	Mine and leach ore from Queimada as soon as possible in the mine life to establish that leaching characteristics are in line with those forecast in the Life of Mine Plan.
3.	Carry out quarterly or semi-annual reconciliations between the resource model for each zone and grade delivered to the heaps or the plant.
4.	Continue to expedite and monitor the permitting process for Zone C.
5.	Consideration should be given to widening the berms in the pit designs from 2.5 m, which is relatively narrow, to 7.5 m by triple benching.

Technical Information

The Sabará Project is located approximately 40 km east of Belo Horizonte, Minas Gerais, Brazil, and is accessed from Belo Horizonte by paved highway to the town of Sabará, then by eight kilometers of dirt roads.  Scott Wilson RPA visited the Sabará Project site in April and June 2005 and January 2006. The Property comprises Zone B, which was in operation from October 2003 until the fourth quarter of 2005, as well as Zones A, C (Lamego), and Queimada.  The history and geology of the project area is described above in “Quadrilátero Gold Project”.

Mineral Resources and Mineral Reserves

Mineral resources and mineral reserves have been estimated by Jaguar and reviewed by Scott Wilson RPA. They are presented in the following two tables.

TABLE 1-2 MINERAL RESOURCES – DECEMBER 31, 2005
Jaguar Mining Inc. - Sabará Project

Measured Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	282,000	2.29	21,000
Zone B	71,000	5.23	12,000
Zone C	438,000	2.31	33,000
Queimada	133,000	6.68	28,000
Subtotal	924,000	3.15	94,000

Indicated Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	810,000	2.05	53,000
Zone C	461,000	2.07	31,000
Queimada	298,000	5.27	51,000
Subtotal	1,569,000	2.67	135,000

Measured + Indicated
Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	1,092,000	2.11	74,000
Zone B	71,000	5.23	12,000
Zone C	899,000	2.19	64,000
Queimada	431,000	5.71	79,000
Subtotal	2,493,000	2.85	229,000

Inferred Resources
Zone	Tonnes	Grade (g/t)	Cont. Ounces (oz)
Zone A	397,000	2.26	29,000
Zone C	42,000	2.06	3,000
Queimada	4,000	2.37	<1,000
Total	443,000	2.24	32,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B)
3.	Mineral Resources are estimated using an average long-term gold price of US$375 per ounce.
4.	A minimum mining width of 2.0 metres was used.
5.	Measured and Indicated Mineral Resources are inclusive of Mineral Reserves.

TABLE 1-3 MINERAL RESERVES – DECEMBER 31, 2005
Jaguar Mining Inc. - Sabará Project

Proven Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	651	2.20	46,000
Queimada Pit	136	6.18	27,000
B Pit	75	4.68	11,000
Total Proven	862	3.04	84,000

Probable Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	913	1.98	58,000
Queimada Pit	271	4.86	42,000
B Pit	1,184	2.63	100,000
Total Probable

Proven + Probable Reserves Zone	Tonnes Grade		Cont. Gold
	(Kt)	(g/t)	(oz)
A + C Pit	1,564	2.07	104,000
Queimada Pit	407	5.28	69,000
B Pit	75	4.68	11,000
Total	2,046	2.80	184,000

Notes:
1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves are estimated at a cutoff grades of 0.80 g/t Au (2.50 g/t Au in Zone B Sulphides)
3.	Mineral Reserves are estimated using an average long-term gold price of US$375 per ounce.

Mining

Mining operations are carried out in three locations – Zones A & C Pit, Queimada Pit, and, formerly, Zone B Pit.  Zone B was operated as an open pit mine by Jaguar commencing in 2003.  The ore is hauled by truck to the Caeté Plant for processing.  The Zone B operation was shut down in mid-2005 due to poor economics related to lower than expected recoveries, associated with the oxide/sulphide transition ore.

Ore is hauled to the Sabará plant approximately one kilometer from Zones A & C and approximately two kilometers from Zone B.  Waste is hauled to local dumps, on average, approximately 500 m from the respective pits.

Mineral reserves were derived from the resources for Zone A&C and Queimada by adding dilution and preparing optimized pit designs.  Zone B mineral reserves were determined by depletion of the original resource and reconciliation to production.

The dilution factor for Zone A & C and Queimada is based on experience at Zone B.  The extractions for Zone A & C and Queimada are based on the actual pit design.  The dilution and extraction for Zone B are based on mining experience with the deposit.

TABLE 1-4 MINERAL RESERVE SUMMARY – DECEMBER 31, 2005
Jaguar Mining Inc. - Sabará Project

	Resource		Reserve		Dilution	Extraction
	‘000 tonnes	g/t Au	‘000 tonnes	g/t Au
Zone A&C	1,991	2.15	1,564	2.07	10%
Queimada	431	5.71	407	5.28	10%
Zone B Oxides	19	4.04	20	3.61	12%	95%
Zone B Sulphides	52	5.67	55	5.07	12%	95%
Total	2,493	2.85	2,046	2.80

The waste stripping for the three zones is based on the design waste stripping and diluted ore tonnes. The overall stripping ratios are:

•	Zone A&C	6.42 million tonnes, SR = 4.1 to 1
•	Queimada	1.73 million tonnes, SR = 4.2 to 1
•	Zone B	0.34 million tonnes, SR = 4.5 to 1
•	Overall	8.5 million tonnes, SR = 4.2 to 1

In the cash flows, a Mine Call Factor of 97 percent has been applied based on local area experience, in particular that of AngloGold Ashanti.

Metallurgy and Processing

The process design for Zones A, C, and Queimada is based largely on testwork carried out by the Central Technological Foundation of Minas Gerais (CETEC).  No metallurgical testwork was done on the Queimada mineralization since Jaguar considers that the Queimada mineralization has the same physical properties and mineralogical composition as Zones A and C.  In Scott Wilson RPA’s opinion, the metallurgical recovery of the Queimada mineralization should be monitored during the early stages of the operation to ensure this assumption is valid.

The mineral processing, with the exception of the Zone B transitional mineralization, will comprise agglomeration, on-off heap leaching, CIC (carbon in column adsorption), and DR (Desorption-Recovery) stages.  In Zones A, C, and Queimada, leaching and ADR recoveries of 77 percent and 96.4 percent, respectively, are estimated for an overall metallurgical recovery of 74.2 percent.

The leaching system is based on an on-off cycle.  Heaps will be cured and leached for a nominal 46 days followed by 20 days of washing, neutralization, and removal.  Spent heaps will be moved to an area near the plant.  The spent heaps will be compacted by the haulage trucks, and drainage ditches around the spent heap area will be constructed to divert rainwater.  Jaguar already uses this system successfully at its nearby Caeté Plant.

Infrastructure

Power and water are available locally. Access roads have been constructed to the plant and mine sites.

Manpower

Manpower for the Sabará Project operating period totaled 95 as of the date of the Sabará Technical Report and skilled workers are available in the local area.  The mining will be carried out by a contractor.

Environment and Permitting

Implementation of a mining project in Brazil entails application for a Licença Prévia (LP) and is subject to scrutiny by various agencies, including:

•	State Environmental Policy Council (COPM)

•	State Environmental Foundation (FEAM)

•	State Forest Institute (IEF)

•	State Water Management Institute (IGAM)

The application for a LP must be supported by the following studies/reports that describe the impact on the physical, biological, and anthropological ecosystems, as well as plans for mitigation and closure:

•	Environmental Impact Study/Report (EIA) (EIS) (RIMA)

•	Environmental Control Plan (PCA)

•	Degraded Areas Recovery Plan (PRAD)

•	Environmental Control Report (RCA)

The RCA is required only for special cases where the area has already been impacted by a previous operation.

Upon approval of the foregoing studies, the applicant was granted an Implementation License (LI) that permits the completion of work, such as the preparation of the heap leaching area, the erection of the mineral processing plant, construction of the tailings dam, opening of accesses, development of the open pit mines, installation of the infrastructure, and preparation of the waste dump.

After obtaining the LI and mining concession and implementation of the mining project, Jaguar applied for, and in December 2006 received, the Operation License (LO) that permits the startup of operations.

The environmental permitting process for the Sabará plant was facilitated by the fact that MSOL had previously been awarded permits to operate a processing facility in the area. Previously submitted environmental reports were considered admissible, including the plant LP and associated Environmental Impact Study (EIA-RIMA). Additional reports included an Environmental Control Report (RCA), a Degraded Areas Recovery Plan (PRAD), and an Environmental Control Plan (PCA), all authored by the Consultoria e Empreendimentos de Recursos Naturais Ltda., except for the Mine RCA that was prepared by Sênior Engenharia.

Jaguar’s RCA/PCA includes an assessment of possible environmental impacts caused by the construction and operations phases of the heap leaching facility.  Mitigation measures were outlined for issues such as noise and dust control, discharge water quality, slope stability, and reagent storage. The report also includes a closure plan with a strategy to address removal and stockpiling the fertile soil layer, neutralization of spent heap leach material, rehabilitation of the mined areas, topographic restoration, revegetation of impacted areas, and drainage rehabilitation.

The LI for plant construction was awarded in September 2005.

The application for an LP for the mining operation required only an RCA. The open pit is designated as a lower environmental hazard and does not require a full Environmental Study.  The LP for Zone A, Queimada, and part of Zone C was awarded in November 2005.

In addition to State approvals, exploration and mining applications must also be made to the DNPM, an agency of the federal government responsible for control and application of the Brazilian Mining Code, and awarding of exploration licenses and mining concessions.  The applications must include the exploration/exploitation plans prepared by an authorized professional such as a geologist or mining engineer.  The granting of a mining concession remains valid until full depletion of the mineral deposit, subject to submitting Annual Operations Reports, and compliance with safety and environmental regulations.  Jaguar currently holds mining rights to five concessions for a total of 2,231 ha, issued by DNPM, as described in Section 4.

Capital Costs

Total pre-production capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table.  The costs include a contingency of 1.2 percent.

TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. - Sabará Project

US$ ‘000’s
Open Pit Mining	219
Mine Equipment	Contractor
Plant Equipment	884
Plant Construction	3,194
Infrastructure Construction	749
Land Acquisition	54
EPCM	393
Commissioning	52
Contingency	66
Total	$5,611

Most of the capital expenditures for the Sabará Project were completed in 2005 in advance of startup in the first quarter of 2006.  Mining and plant startup commenced in January 2006.

Operating Costs

Operating costs have been estimated from first principles and are shown in the following table.

TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. - Sabará Project

	US$/tonne milled
Zone B Sulphides (mining, transport, and processing)		30.50
Oxide Mining		5.18
Oxide Processing		4.13
G&A		0.92
Environment		0.15
Total typical year – oxides only	$	US10.38

All costs are based on contractor prices – US$0.70 per tonne moved for mining, US$0.41 per tonne kilometer for hauling, and US$23.00 per tonne milled for processing.

Oxide ores from Zones A and C and Queimada will be mined and processed on site.  The costs are shown in Table 1-6 above.

Paciência Technical Report

Introduction

TechnoMine was retained by Jaguar to prepare an NI 43-101 compliant feasibility study on the Paciência-Santa Isabel Project located 81 km from Belo Horizonte and 23 km from Itabirito, in the state of Minas Gerais, Brazil. The area has good infrastructure and the Paciência-Santa Isabel Project site can be accessed by 18-wheel trucks on paved and dirt roads.

MSOL, Jaguar’s 100%-owned subsidiary, purchased several properties from AngloGold Ashanti in 2003, including the Paciência-Santa Isabel Mine Property (the “Paciência-Santa Isabel Property” or the “Paciência-Santa Isabel Target”), which was the object of the Paciência Technical Report. The Paciência-Santa Isabel Property comprises one mineral right covering an area of 1,000 ha. The Paciência-Santa Isabel Property is part of Jaguar’s Paciência Region, which includes several mineral rights covering an area of approximately 17,500 acres.

During the first year of operations (2008) the Paciência-Santa Isabel Project will demand 4.5 MW, to be partially supplied (in 13.8 kV) by CEMIG, the local power utility company. It is anticipated that a total diesel-generated installed power of 4.2 MVA (3.5 MW; one 0.5 MW generator in stand by) will be implemented to replace high-cost energy, specially during peak demand hours. During 2008 only 0.45 MW will be supplied by CEMIG.

Fresh water to supply the mine and plant will be provided by the Tejuco Creek, a tributary to the Rio das Velhas (“das Velhas River”). A pump station will be located in the river about 2.6 km from the Santa Isabel Project’s Main Water Tank. The total fresh water to be provided is currently estimated at 80 m3/hr.

A digital-technology based telephone communication system will be supplied by Embratel, a leader in corporate communication solutions. The system will accommodate a 30-channel link for voice communication and a digital data connection with MSOL’s head office in Belo Horizonte, where a shared link will provide safe Internet and Intranet access.

Geology

The Paciência Region hosted various productive and historical mines during the Brazilian Gold Cycle (17Th an 18Th centuries), such as the Cata Branca Mine, the Rainha Mine, Morro de São Vicente, Marzagão, Bahú, etc. The Project properties are situated in the Iron Quadrangle, including the Paciência-Santa Isabel Target (which is the object of the Paciência-Santa Isabel feasibility study). This well-known prolific mining area comprises rocks ranging in age from Archean to Upper Proterozoic. Numerous gold and iron deposits are associated with these rocks.

The gold metallogeny in the Iron Quadrangle has a complex history. Initially, in the Archean period, volcanic exhalative sedimentary processes in the greenstone belts produced banded iron formations and chert-hosted, sulfide-rich gold deposits. Shear zone related gold deposits were also generated at that time.

Gold mineralization at the Paciência-Santa Isabel Project’s area occurs in two forms. The dominant form is associated with disseminated sulfide in quartz veins and sericite/chlorite schists, as a result of the hydrothermal alteration development in the shear zone.  The second form is in the basal conglomerate of the Moeda Formation. The second type of mineralization is not considered in the Paciência-Santa Isabel feasibility study.

The gold mineralization of the Santa Isabel Mine is related to the Paciência Trend. This trend was discovered and intensively mined in the 17th and 18th centuries and now it is recognized by large surface excavations and old mines distributed in a continuous straight line. The ore shoots are composed of concentrations of the microcrystalline quartz veins in a sericite/chlorite schist matrix. The gold occurs in small visible nuggets in the quartz or inside the sulfide. These quartz-rich zones exhibit boudinage shapes, with thicknesses variable from centimeters up to 30 meters, width between 10 and 200 m and hundreds of meters of continuity following the plunge. The gold grades are variable, and grades between 100 to 500 g/t are not uncommon due to the existence of coarse gold.

Mineral Resources

The mineral resource estimate was prepared by Moreno & Associados (“Moreno”), a Belo Horizonte based consulting company, under the supervision of the author of the Paciência-Santa Isabel feasibility study, and is shown in the table below.

  Table 1.3.1.1: Paciência Gold Project Santa Isabel Mine – Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	871,170	5.59	156,590
			(36.4%)
Indicated (I)	1,702,230	5.00	273,670
			(63.6%)
(M + I)	2,573,400	5.20	430,260

Inferred	420,700	5.44	73,580

The software used was MineSight. The adopted capping grade was 95 g/t, while the cut-off grade selected for the estimation was 1.5 g/t. Poor variography eliminated the option of kriging and the ISD method was adopted to weigh composites grades within the blocks. See Appendix 01 of the Caeté Technical Report for Moreno’s Mineral Resource Final Report.

Mineral Reserves

Table 1.3.2.1: Paciência Gold Project Santa Isabel Mine – Reserve Estimate

	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Proven (Pv)	987,900	4.52	143,580
Probable (Pb)	1,726,000	4.52	250,870
Total (Pv + Pb)*	2,713,900	4.52	394,450

        * 2,260 oz of gold, corresponding to test mining production during 2006 (21,742 t at 3.23 g/t) have not been deducted from the above stated reserves.

The Cut and Fill Method has been adopted for the Paciência-Santa Isabel Project. The Mining Plan showed a 91.7% recovery and a dilution of 15%.  Hence, the estimated total tonnage that will be mined is:

[(2,573,400 t)*(0.917)*(1.15)] = 2,714,000 t.

The ROM average diluted average is estimated at:
[(5.20 g/t)]/(1.15) = 4.52 g/t

(Proven + Probable) Reserves are currently estimated at:

Pv + Pb = (2,714,000 t) * (4.52 g / t) = 394,450 oz Au

Proven Reserves = (0.364)*(2,714,000) = 987,900 t @ 4.52 g/t = 143,580 oz Au
Probable Reserves = (0.636)*(2,714,000) = 1,726,100 t @ 4.52 g/t = 250,870 oz Au

A Mine Call Factor (“MCF”) of 97% has also been adopted based on the experience of the feasibility study’s mining team. Therefore, the estimated Mill Feed grade is:

4.52 * 0.97 = app 4.384 g/t and the estimated to-the-mill amount of ounces of gold is (394,450 oz Au) * (0.97) = (2,714,000 t) * (4.384 g/t) = approx. 382,600 oz Au

Considering the Overall Metallurgical Recovery (93%), the estimated total salable ounces of gold is (382,600)*(0.93) = 356,000 oz Au.

Project Summary Data

➢ Project Life:	9.7 semesters, starting in the second quarter of 2008

➢ Pre-production period:	5 months

➢ Measured and Indicated
Resources:	2,573,400 t at 5.20 g/t (average) = 430,260 oz Au

➢ Mining Method:	Cut and Fill

➢ Production Rates (ROM):	400 kt / year (2008) and 600 kt / year (following years),
514 kt in 2012

➢ Mining Average Dilution:	15%

➢ Mining Average Recovery:	91.7%

➢ Proven and Probable
Reserves (ROM):	2,714,000 t at 4.52 g/t = 394,450 oz Au

➢ Mining Call Factor:	97%

➢ To-the-Mill Grade:	4.39 g/t

➢ To-the-Mill Gold:	382,600 oz Au

➢ Process Route:	Crushing/Screening – Grinding – Gravity Separation –
Leaching - CIP – ADR (including Elution and Electrowinning)

➢ Metallurgical Recovery:	93%

➢ Total salable oz of gold:	356,000 oz Au

➢ Product:	Gold (bullion)

Permitting

On January 24, 2005 MSOL applied for the Previous License (“LP”) related to the Paciência-Santa Isabel Project. The LP was awarded to MSOL on July 27, 2006.  The environmental study, submitted along with the LP application, was an EIA/RIMA – as defined in item 21.4.1.  The Paciência-Santa Isabel Target’s EIA/RIMA is filed at Jaguar’s office in Belo Horizonte, Brazil.

On December 26, 2006 Jaguar submitted an application for the Implementation License (“LI”).  The environmental study submitted along with the LI application was an RCA, whose approval allows the completion of important works that need to be constructed in the area, such as the erection of the Mineral Processing Plant, construction of the Tailings Dam, opening of Accesses, development of the Underground Mine, installation of the Infrastructure (power and water supply systems, roads, etc.), and preparation of the Waste Dump Area.

MSOL holds the Mineral Right DNPM 830.375/79 related to the property.  Jaguar applied for the Mining Concession last year. Jaguar was awarded the LI on May 17, 2007 and informed the National Department of Mineral Production (“DNPM”) shortly thereafter. This is the last requirement that must be fulfilled by a mining company in order to be granted the related Mining Concession (the ultimate status of Mineral Right).  Therefore, it is anticipated that MSOL will be awarded the Mining Concession for the Santa Isabel target soon.

After the installation of the Paciência-Santa Isabel Project and provided that all environmental requirements are met, Jaguar will apply for the Operation License (“LO”).  After the LO application is submitted, operations can start under a Provisional Operation License, which is issued 10 (ten days) after the filing date, as established in the state of Minas Gerais Decree Nº 44.309/06, dated June 5, 2006.

Project Status

The Paciência-Santa Isabel Project is currently under construction and start-up will take place during the second quarter of 2008.

The status of construction as of the date of issuance of the Paciência Technical Report is described below.

➢	Communition Area

The communition area, which encompasses the crushing and screening plant, and the grinding plant are 100% complete for cut and fill.

Planned and accomplished volumes are:

	Planned (m3)	Accomplished(m3)	Progress (%)
Cut	74,987	75,500	100
Fill	2,227	2,175	100

A portion of the material from the earth cut in this area was used as fill in the hydrometallurgical plant.

➢	Hydrometallurgical Plant

The plant will be built over a 17,000 m² area. Both the cut and fill are 100% complete.

Planned and Accomplished volumes are:

	Planned (m3)	Accomplished (m3)	Progress (%)
Cut	25,000	26,300	100
Fill	38,000	37,750	100

➢	Civil Works (Industrial Areas)

Civil works started on May 20, 2007. The anticipated timeframe for completion is 80 days for the communition area and 110 days for the hydrometallurgical plant. Approximately 5,000 m3 of concrete will be consumed.

➢	Drainage (Industrial Areas)

The construction of the drainage systems started in April 2007 and will encompass 3,200 m of ditches, requiring approximately 350 m3 of concrete.

➢	Ancillary Buildings

The entirety of the construction of the ancillary buildings has been completed.

➢	Internal Roads

The 3.5 km of the internal planned roads have been constructed.

Capital Costs

The total nondiscounted investment estimate is US$ 47.7 million as shown below.

Investments	Unit: US$ 1,000
Operation Shutdown	(2,126)
Environmental Operation & Closure CAPEX	(515)
Work Capital	(722)
Work Capital Recovery	722
Salvage	7,256
Stay in Business	(450)
CAPEX - Pre- Operational Investments	(43,388)
CAPEX - Operational Investments	(8,505)
TOTAL INVESTMENTS	(47,729)

Operating Costs

The total nondiscounted life of mine operating cost for the Paciência-Santa Isabel Project has been estimated at US$ 86.5 million.

Economic Analysis

The following economic results are based on the criteria utilized in the discounted cash flow model for the Base Case Scenario:

➢ Gold price	US$ 600 per troy oz of gold

➢ ROM Total Tonnage	2,714,000 t

➢ Mineral Reserves	2,714,000 t @ 4.52 g/t Au, containing approximately 394,450 oz

➢ Mill Feed Grade (average)	4.39 g/t

➢ Mining Rate	400,000 t in 2008;
600,000 t per year starting in 2009;
513,700 t in 2012

➢ ROM Average “Cruise” Production	1,755 tpd ROM (600,000 tpy: 342 days/year)

➢ Metallurgical Recovery	93%

➢ Gold Total Production	356,000 oz Au

➢ Gold Average Annual Production	73,300 opy

➢ Project life (LOM)	9.7 semesters

➢ CAPEX (total)	US$ 47.7 million (straight)

➢ Average Cash Cost	US$ 252 per oz Au

➢ Total Production Cost	US$ 386 per oz, including invested capital

➢ Production Start	Second quarter of 2008

➢ Exchange rate	Construction Period: US$ 1.00 = R$2.00
Production Period: US$ 1.00 = R$2.30 (average)

➢ Depreciation and amortization have been prorated over the Paciência-Santa Isabel Project life.

The Cumulative Operating Profit has been estimated at US$ 123.8 million, while the After-Tax Cumulative Profit estimate is US$ 98.0 million and the Cumulative Net Cash Flow estimate is US$ 49.5 million.

The primary after-tax economic indicators from the Cash Flow Model (Appendix 02 of the Paciência Technical Report, which also includes a Sensitivity Analysis) are summarized in Table 1.9.1.  The indicators point to an economically feasible project.

Table 1.9.1 - Base Case Scenario: Summary of Economic Results

Paciência Gold Project Santa Isabel Mine	Economic Indicators s
IRR (% per year)	26.2
NPV @ 0% - [US$]	49.5 million
NPV @ 5% - [US$]	26.4. million
NPV @ 8% - [US$]	17.8 million
NPV @ 10% - [US$]	13.6 million
NPV @ 12% - [US$]	10.2 million
Payback Period (straight)	4.81 semesters
Payback Period @ 8%	5.36 semesters
Payback Period @ 10%	5.44 semesters
Payback Period @ 12%	6.04 semesters
Life of Mine Production	9.7 semesters

The sensitivity analysis indicated the following variations to the IRR:

Gold Price = US$ 520/oz Au	IRR = 17.3 % py
Gold Price = US$ 680/oz Au	IRR = 34.4 % py
Metallurgical Recovery = 92%	IRR = 25.5 % py
Metallurgical Recovery = 91%	IRR = 24.8 % py

Investment + 10%	IRR = 24.1 % py
Investment - 10%	IRR = 28.4 % py
OPEX + 10%	IRR = 23.5 % py
OPEX - 10%	IRR = 28.7 % py

Mill Feed Grade + 10% (4.83 g/t)	IRR = 34.2% py
Mill Feed Grade – 10% (3.95 g/t)	IRR = 21.7% py

Interpretation And Conclusions

It is TechnoMine’s conclusion that the Paciência-Santa Isabel Project is low-risk and robust. It has been extensively studied from a technical standpoint and is supported by significant exploration, metallurgical testwork, and conceptual and basic engineering, in addition to special front-end engineering tests and studies. The aforementioned technical work for this Paciência-Santa Isabel Project was performed by reputable entities in Canada, USA, Germany, and Brazil.

Most CAPEX and OPEX estimates are supported by vendor quotes, contracts, and receipts. Key pieces of equipment have been purchased. Cost estimates are based on solidly supported process routes, mining methods, and plans, being within the +/- 15% accuracy range.

Based on the economic results yielded from the cash flow model and sensitivity analysis, TechnoMine considers the Paciência-Santa Isabel Project to be feasible and attractive. Related technical and economic risks are small.

Recommendations

➢	TechnoMine recommends Jaguar to proceed with the Paciência-Santa Isabel Project’s implementation.

➢
Although the Paciência-Santa Isabel Project is feasible and robust at its current size, it is our recommendation that the exploration efforts continue not only at the Paciência-Santa Isabel Property, but also at other targets in the Paciência Region. An increased resource base will give rise, via a consolidated feasibility study, to increased reserves, which, in turn, will significantly improve the financial performance of the Paciência-Santa Isabel Project.

➢
The same or higher technical standards related to the front-end engineering activities (such as exploration, metallurgical testwork, and conceptual and basic engineering) and the required special front-end engineering tests and studies should be maintained for the augmented project.

➢	The recommended additional exploration and remaining front-end engineering activities should start as soon as possible in order to support a technically sound and smooth project size transition.

➢
The basic project of the CIP tailings Detox Plant should start as soon as the process route is defined, based upon the ongoing Degussa/CyPlus test work being carried out by CyPlus at their research center facility at Hanau, Germany (Purchase Order issued on April 24, 2007).

Paciência Update

Construction at the Paciência property is in the final stages with commissioning and start of production expected by Jaguar in early April 2008.  All permits required to commence operations have been received.  As of March 10, 2008, the overall project was 95 percent complete and the Santa Isabel mine development is 100 percent complete.

During late 2007, Jaguar opened a second mine entrance approximately 2 kilometers to the north of the Santa Isabel Mine.  Approximately 250 meters of excavation has been completed to date, with approximately 2 kilometers of excavation expected to take place to connect to the ramp system at the Santa Isabel Mine to the second level.

IAMGold

In 2005, Jaguar acquired rights with respect to properties located on approximately 2,307 acres in the aggregate in Rio Acima and Itabirito, Brazil (the “IAMGold Project”).  The IAMGold Project represents an opportunity for Jaguar to eventually further exploration and upgrade and expand Paciência’s aggregate mineral resources and overall production.

During 2007, Jaguar conducted exploration at the IAMGold Project’s Palmital Target, including geological mapping and diamond drilling.  A total of 15 holes and 3,638 meters have been drilled to date.  Under the governing contract, Jaguar may eventually begin mining activities in certain properties.  In addition, Jaguar also has the right to purchase the mineral rights during the term of the contract.

Caeté Project

Jaguar is in the process of an expansion project with respect to the Pilar and Roça Grande targets.   The Pilar target is described in the Quadrilátero Technical Report and updated in the Caeté Technical Report described below.   The Roça Grande target is also described in the Caeté Technical Report.

Jaguar contemplates mining underground non-refractory sulfide ore at Pilar, which is expected to be trucked to and processed at the expanded Caeté Plant located 30 km away.  Jaguar initially contemplated building a sulfide plant on site, but the acquisition of the Roça Grande property created an opportunity to develop a project with greater plan capacity to receive ore from several mineral properties.  During 2006 Jaguar produced small amounts of oxide ore at Pilar, which was transported to the Caeté Plant for processing.  Oxide production has been combined with exploration, resulting in the discovery of new mineralized zones.  The surface work provided data to Jaguar, allowing Jaguar to project the mineralization at depth.  During 2006 Jaguar excavated the 5m by 5m ramp toward the sulfide zones at Pilar and reached the mineralized zone during the third quarter of 2006.  Jaguar continued to drill in 2007, with seven drill rigs in operation at the Roça Grande target and two drill rigs in operation at the Pilar target.

In the fourth quarter of 2005, Jaguar acquired rights from Vale for the Roça Grande target with respect to properties located on 9,500 acres of highly prospective gold properties along 25 kilometers of a key geological trend in the Iron Quadrangle.  The contract between Jaguar and Vale provides Jaguar with the exclusive right over a twenty-eight month period beginning November 28, 2005 to explore and conduct feasibility studies and to acquire gold mining rights in the Vale properties if the studies support economical mining operations.  The contract grants corresponding rights for Vale to explore the Jaguar property for iron and acquire mineral rights in the property during a three year period.

Caeté Technical Report

Introduction

TechnoMine was retained by Jaguar to prepare an NI 43-101 compliant Technical Report on the resources contained in the Roça Grande and Pilar Targets, which make up the Caeté Project (“CTX Project” or “CTX”).

Jaguar, through its fully-owned subsidiary MSOL, intends to implement a new gold project to take advantage of the infrastructure and the Crushing and Screening Plant of its recently closed Caeté heap leach CIC operation in the state of Minas Gerais, Brazil, located 51 km from Belo Horizonte.

Based on a Scoping Study prepared by TechnoMine in May 2007 and on exploration data obtained from the Roça Grande and Pilar Targets, Jaguar plans to construct a centralized Leaching - CIP (carbon-in-pulp) – ADR (adsorption / Desorption / recovery) or a CIL (carbon-in-leach) – ADR processing plant (depending on the results of the metallurgical testwork currently underway).  Based on previous experience in the area, the Caeté Technical Report assumes that a CIP – ADR Plant will be chosen as the hydrometallurgical process route.

This new plant would process the sulfide ore from Pilar, sulfide, transition, and oxide ore from Roça Grande, and from other nearby targets in the future. Jaguar expects to minimize environmental matters by utilizing the existing Caeté plant site and anticipates that it will be faster to obtain the required LIs for the plant, mine and tailings dam under this scenario than if a new processing plant were to be designed and built to operate at a greenfield location.

Fresh water to supply the future Pilar and Roça Grande mines would be provided by two of the rivers or creeks crossing the Project’s area. The plant would have its raw water come from the same source that supplied the former plant.

Geology

The Roça Grande and Pilar Targets lie within an elongated NE-SW Archean to the Upper Proterozoic metamorphic belt, defined as the eastern part of the Iron Quadrangle. This well-known prolific mining region hosts numerous gold and iron deposits.  During the Brazil Gold Cycle (17th and 18th centuries) several productive and historical gold mines were active within the Project area, such as Brumal, Gongo Soco, and Luis Soares.

The dominant host for the gold mineralization in the CTX Project region was a thick sequence of rocks composed of mafic-felsic volcanic flows, tuffs, volcanoclastics, and banded iron formations and cherts, tightly folded and intensely sheared, named the Rio das Velhas Super Group.

At the Pilar and Roça Grande targets, the mineralized rocks occur within banded iron formation and shear zones, represented by disseminated gold-bearing sulfides associated to silic-sericitic-carbonatic solutions originating from hydrotermal activity.

Mineral Resources Estimates

Mineral resources estimates were prepared by MCB – Geologia e Mineração Ltda.’s (“MCB”) Chief Resource Geologist, Rogério Moreno, under the supervision of Jaime Duchini, Jaguar’s Chief Geologist, and TechnoMine. The adopted methodology and criteria for the resource estimates are presented in Appendix 01 and Appendix 02 of the Caeté Technical Report.  The estimated Mineral Resources are shown in the tables below.  The adopted cut-off grade was 1.0 g/t and a capping was set at 45 g/t for Pilar, while 0.5 g/t and 30 g/t were set for Roça Grande.

Table 1.3.1: CTX Project – Pilar Target – Resource Estimate (sulfide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	713,800	5.99	137,400
Indicated (I)	978,400	5.91	185,920
(M + I)	1,692,200	5.94	323,400

Inferred	168,600	7.41	40,150

  Table 1.3.2: CTX Project – Roça Grande Target – Resource Estimate (sulfide, transition, and oxide mineralization)

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	727,700	5.38	125,800
Indicated (I)	1,270,500	5.19	212,000
(M + I)	1,998,200	5.26	337,800

Inferred	558,000	4.42	79,300

  Table 1.3.3: CTX Project – (Total: Pilar + Roça Grande) – Resource Estimate

Category	Tonnage (t)	Grade (g Au/t)	Ounces (oz Au)
Measured (M)	1,441,500	5.68	263,200
Indicated (I)	2,248,900	5.50	398,000
(M + I)	3,690,400	5.57	661,200

Inferred	726,600	5.11	119,450

Permitting

MSOL currently holds the mineral rights related to the Pilar and Roça Grande properties, as detailed in Section 6 - History of the Caeté Technical Report.  The environmental authorities waived the Previous Licensing stage for a new metallurgical plant since it would be located in the same place and utilize much of the infrastructure of Jaguar’s existing Caeté Plant, including the same crushing and screening section. The new Leaching - CIP - ADR plant is envisioned to be a modification and expansion of the Caeté Plant. The application for the new plant’s LI was submitted on April 17, 2007 and was received during July 2007.

The Environmental Control Report and the Environmental Control Plan were prepared by Virtual Engenharia Ambiental (“Virtual”), a local consulting company, and were filed along with the application for the new plant’s LI, as requested by law. Both reports were reviewed by TechnoMine.

A total of 3 (three) Provisional Environmental Authorization for Operations (known in Brazil as “AAF”) for the Pilar and Roça Grande targets have been granted to MSOL.  Each AAF allows for mining of up to a 100,000 tpy, totaling 300,000 tpy.

The LP for the Tailings Disposal System (“TDS”) was applied for on July 23, 2007.  A conceptual project for the TDS was completed in November 2007.

Conclusions and Recommendations

Exploration services carried out so far led to a total estimated amount of measured and indicated resources of about 337,800 oz Au for the Pilar Target and 337,800 oz Au for the Roça Grande Target.  Inferred Resources estimates are approximately 40,150 oz Au for Pilar and 79,300 oz Au for Roça Grande.

Since CEMIG (the local electrical power utility company) will be able to supply electrical power to the CTX Project starting in Q1 2009, TechnoMine endorsed an ongoing complementary drilling campaign that will total about 22,000 m, out of which approximately 19,000 m will be drilled at Roça Grande and 3,000 m will be drilled at Pilar.

The objectives of the drilling campaign are to increase the Project’s resource base and generate information to safely lower the existing exhausted oxide open pits.

Turmalina Technical Report

Background

Scott Wilson RPA prepared a NI 43-101 Technical Report for Turmalina, dated July 31, 2006, filed on SEDAR August 1, 2006.  This report has not been updated to reflect any new information since the date of the report, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.

This description of the Turmalina Project is derived from the summary contained in the Scott Wilson RPA Turmalina Technical Report.  Gold was first discovered in the Turmalina area in the sixteenth century.  AngloGold Ashanti explored the area extensively between 1979 and 1988 utilizing geochemistry, trenching, drilling and 3.9 km of underground development. This exploration program led to the discovery of the following mineralized bodies: Turmalina, Satinoco, Faina and Pontal.  During 1992 and 1993, AngloGold Ashanti mined 373,000 tonnes of oxide mineralization from an open pit on the Turmalina zone and recovered 35,500 ounces of gold using heap leach technology.  Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 and 75 meters below the pit floor.   Jaguar acquired the Turmalina Gold Project from AngloGold Ashanti on September 30, 2004.

Mining Status and Permitting

Jaguar received an implementation license for the Turmalina Gold Project in December 2005.  In the fourth quarter of 2005 Jaguar commenced construction of the 60,000 ounce per year Turmalina facility.  The majority of the infrastructure, such as roads, power, ramp and access to the underground orebody, is in place.  Jaguar received the operation license with respect to the Turmalina Gold Project in March 2007.

Jaguar submitted environmental plans for the Turmalina Gold Project and received approval prior to the issuance of its Turmalina operation license.  The Turmalina operation license was received in March 2007.

Economic Analysis

A pre-tax Cash Flow Projection has been generated from the Life of Mine production schedule and capital and operating cost estimates, and is summarized in Table 1-1. A summary of the key criteria is provided below.

Physicals
Mine life:	8.6 years, beginning in October 2006
Total millfeed:	2,916,000 tonnes at a grade of 6.1 g/t Au
Operations:	360 days per year
Open pit production:	92,400 tonnes at a grade of 5.4 g/t Au
Strip Ratio:	2.57
Underground production:	1,000 tonnes per day at a grade of 6.1 g/t Au
Mill throughput:	1,000 tonnes per day, 360,000 tons per year
Gold recovery:	90% to doré
Total gold produced:	512,000 ounces

Revenue
Gold price:	US$450 per ounce
Transport and insurance:	US$3.60 per ounce
Refining:	1% of gross sales
CFEM (federal) royalty:	1% of gross sales
Royalty to landowner:	5% NSR on first US$10 M/year, 3% on remainder

Costs
Operating cost:	US$33.23 per tonne milled
Pre-production Capital cost:	US$28.7 million
Sustaining capital:	US$2.8 million (includes closure)
Exchange Rate:	reverting from current rates to long-term rate of US$1.00 = R $2.50[1]

1 The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the Scott Wilson RPA Turmalina Technical Report of US$1.00 = R$2.29. The long-term rate was chosen based on economic forecasts by Brazilian banks. For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006. The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19.  As of March 11, 2008, the exchange rate is US$1.00 = R$1.70.

TABLE 1-1 PRE-TAX CASH FLOW $450/OZ GOLD
JAGUAR MINING INC. – TURMALINA PROJECT

		Year	2004	2005		2006		2007		2008		2009		2010
		Semester	-4	-3	-2	-1	1	2	3	4	5	6	7	8	9
Mining	Open Pit Ore	tonnes	-	-	-	10,000	82,440	-	-	-	-	-	-	-	-
		g/t Au	-	-	-	5.41	5.41	-	-	-	-	-	-	-	-
(Principal)	Underground Development Ore	tonnes	-	-	-	1,766	883	19,342	14,352	17,178	15,765	15,942	18,547	16,472	13,955
		g/t Au	-	-	-	5,81	5.81	6.44	9.01	5.22	7.95	8.57	8.21	5.93	7.21
(Principal)	Underground Stoping Ore	tonnes	-	-	-	-	-	117,188	123,647	113,668	117,023	110,135	116,804	112,695	121,395
		g/t Au	-	-	-	-	-	5.38	8.22	9.35	8.63	10.18	6.24	5.59	6.56
(NE)	Underground Development Ore	tonnes	-	-	-	-	8,920	7,860	-	7,154	5,211	11,923	2,650	8,832	2,650
		g/t Au	-	-	-	-	4.64	4.64	-	4.28	4.28	3.73	3.73	4.85	4.85
(NE)	Underground Stoping Ore	tonnes	-	-	-	-	-	9,000	42,000	42,000	42,000	42,000	42,000	42,000	42,000
		g/t Au	-	-	-	-	-	4.64	4.64	4.64	4.64	4.45	4.22	3.73	4.33
	TOTAL	tonnes	-	-	-	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001	179,999	179,999
		g/t Au	-	-	-	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93	5.15	6.07
	Open Pit Waste	tonnes	-	-	-	25,700	211,872	-	-	-	-	-	-	-	-
	Strip Ratio	2.57
	Underground Waste	tonnes	-	-	-	36,477	293,817	53,980	41,577	41,316	37,823	34,698	41,345	35,977	41,310
	TOTAL Waste	tonnes	-	-	-	62,177	505,689	53,980	41,577	41,316	37,823	34,698	41,345	35,977	41,310
Processing	Plant Feed	tonnes	-	-	-	11,766	92,244	153,391	179,999	180,000	179,999	179,999	180,001	179,999	179,999
	97% Grade (including MCF)	g/t Au	-	-	-	5.47	5.34	5.43	7.45	7.65	7.51	8.27	5.93	5.15	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
	Production	Oz.	-	-	-	1,861	14,242	24,108	38,795	39,866	39,131	43,095	30,909	26,820	31,593
Revenue	Gold Price ($/oz.)	450	450	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$ ‘000	-	-	-	838	6,409	10,848	17,458	17,940	17,609	19,393	13,909	12,069	14,217
	Transport	US$ ‘000	-	-	-	7	51	87	139	143	141	155	111	96	113
	1% Refining	US$ ‘000	-	-	-	8	64	108	175	179	176	194	139	121	142
	1% CFEM Tax	US$ ‘000	-	-	-	8	64	108	173	178	175	192	138	120	141
	Sub-total	US$ ‘000	-	-	-	814	6,230	10,546	16,970	17,439	17,117	18,852	13,521	11,732	13,820
	3% Royalty	US$ ‘000	-	-	-	41	289	420	614	629	619	671	510	456	519
	Revenue	US$ ‘000	-	-	-	773	5,941	10,126	16,356	16,810	16,499	18,180	13,011	11,276	13,301
	NSR	US$/t ore	-	-	-	65.70	64.41	66.01	90.87	93.39	91.66	101.00	72.28	62.65	73.90
Capital
Costs	Underground Mine Development	US$ ‘000	84	285	780	2,191	-	-	-	-	-	-	-	-	-
	Open Pit Mining	US$ ‘000	-	-	-	374	-	-	-	-	-	-	-	-	-
	Mine Equipment	US$ ‘000	-	684	471	2,808	-	-	-	-	-	-	-	-	-
	Plant Equipment	US$ ‘000	190	-	1,023	4,047	-	-	-	-	-	-	-	-	-
	Plant Construction	US$ ‘000	-	-	2,474	5,510	-	-	-	-	-	-	-	-	-
	Infrastructure Construction	US$ ‘000	-	-	982	915	-	-	-	-	-	-	-	-	-
	Land Acquisition	US$ ‘000	1,226	543	-	-	-	350	-	-	-	-	-	-	-
	EPCM	US$ ‘000	186	1,053	1,911	870	-	-	-	-	-	-	-	-	-
	Commissioning	US$ ‘000	-	-	-	45	-	-	-	-	-	-	-	-	-
	Environment	US$ ‘000	18	1	8	60	23	10	10	11	11	11	-	4	-
	Tailings Dam	US$ ‘000	-	-	-	-	-	-	-	-	-	-	-	-	-
	Total	US$ ‘000	1,704	2,565	7,649	16,821	23	360	10	11	11	11	-	4	-
Operating
Costs	Open Pit Mining	US$ ‘000	-	-	-	-	-	-	-	-	-	-	-	-	-
	Underground Mining	US$ ‘000	-	-	-	-	1,538	3,243	3,310	3,188	3,333	3,163	3,247	3,168	3,186
	Processing	US$ ‘000	-	-	-	-	878	2,466	2,507	2,507	2,507	2,507	2,507	2,507	2,507
	G&A	US$ ‘000	-	-	-	-	168	454	454	454	454	454	454	454	454
	Environment	US$ ‘000	-	-	-	-	22	99	23	75	14	50	14	19	12
	Total	US$ ‘000	-	-	-	-	2,606	6,262	6,295	6,224	6,309	6,175	6,223	6,149	6,159
	Open Pit Mining	US$/t moved	-	-	-	-	-	-	-	-	-	-	-	-	-
	Open Pit Mining	US$/t milled	-	-	-	-	-	-	-	-	-	-	-	-	-
	Underground Mining	US$/t milled	-	-	-	-	16.67	21.14	18.39	17.71	18.52	17.57	18.04	17.60	17.70
	Processing	US$/t milled	-	-	-	-	9.51	16.07	13.93	13.93	13.93	13.93	13.93	13.93	13.93
	G&A	US$/t milled	-	-	-	-	1.83	2.96	2.52	2.52	2.52	2.52	2.52	2.52	2.52
	Environment	US$/t milled	-	-	-	-	0.24	0.64	0.13	0.41	0.08	0.28	0.08	0.11	0.07
	Total	US$/t milled	-	-	-	-	28.25	40.82	34.97	34.58	35.05	34.31	34.57	34.16	34.22
Pre-Tax Cash Flow		US$ ‘000	(1,704)	(2,565)	(7,649)	(16,048)	3,313	3,504	10,051	10,575	10,178	11,994	6,788	5,124	7,142
	Cumulative US$ ‘000		(1,704)	(4,269)	(11,919)	(27,966)	(24,653)	(21,149)	(11,098)	(523)	9,655	21,649	28,437	33,561	40,703
	Pre-tax NPV US$ ‘000		32,957
			12%
		IRR	47.5%
Unit Cost of
Production	Operating[1]	US$/oz	-	-	-	30	211	285	186	180	185	167	226	254	219
	Capital	US$/oz
	Total[2]	US$/oz

Notes:    1.  Equivalent to Gold Institute Total Cash Cost.
2.  Equivalent to Gold Institute Total Production Cost.
3.  Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.
4.  Salvage estimated at $3.4 M by Jaguar Mining Inc.

TABLE 1-1 PRE-TAX CASH FLOW $450/OZ GOLD
JAGUAR MINING INC. – TURMALINA PROJECT

		Year	2011		2012		2013		2014		2015		TOTAL
		Semester	10	11	12	13	14	15	16	17	18	19	TOTAL
Mining	Open Pit Ore	tonnes	-	-	-	-	-	-	-	-	-	-	92,440
		g/t Au	-	-	-	-	-	-	-	-	-	-	5.41
	Underground Development Ore	tonnes	17,355	10,908	25,083	28,527	23,007	26,319	9,539	-	-	-	274,940
		g/t Au	5.25	4.57	6.05	4.67	6.47	4.99	4.31	-	-	-	6.25
	Underground Stoping Ore	tonnes	110,047	115,610	101,877	113,481	107,044	111,681	135,957	138,000	17,247	-	1,883,501
		g/t Au	7.70	5.23	4.80	6.66	3.69	5.95	6.33	4.67	4.27	-	6.55
(NE)	Underground Development Ore	tonnes	10,598	11,482	11,040	2,650	7,949	-	-	-	-	-	98,918
		g/t Au	7.52	5.60	3.54	3.54	5.77	-	-	-	-	-	4.84
(NE)	Underground Stoping Ore	tonnes	42,000	42,000	42,000	35,342	42,000	42,000	18,044	-	-	-	566,386
		g/t Au	4.85	6.47	5.60	3.55	3.92	5.77	5.77	-	-	-	4.72
	TOTAL	tonnes	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	-	2,916,185
		g/t Au	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	-	6.07
	Open Pit Waste	tonnes	-	-	-	-	-	-	-	-	-	-	237,572
	Strip Ratio	2.57
	Underground Waste	tonnes	48,372	30,511	14,603	16,623	8,969	-	-	-	-	-	777,397
	TOTAL Waste	tonnes	48,372	30,511	14,603	16,623	8,969	-	-	-	-	-	1,014,969
Processing	Plant Feed	tonnes	180,000	180,000	180,000	180,000	180,000	180,000	163,540	138,000	17,247	-	2,916,185
	97% Grade (including MCF)	g/t Au	6.79	5.50	5.08	5.69	4.19	5.77	6.15	4.67	4.27	-	6.07
	Recovery	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%	90%
	Production	Oz.	35,368	28,650	26,462	29,627	21,827	30,038	29,115	18,663	2,133	-	512,301
Revenue	Gold Price ($/oz.)	450	450	450	450	450	450	450	450	450	450	450	450
	Gross Revenue	US$ ‘000	15,916	12,893	11,908	13,332	9,822	13,517	13,102	8,398	960	-	230,535
	Transport	US$ ‘000	127	103	95	106	78	108	105	67	8	-	1,840
	1% Refining	US$ ‘000	159	129	119	133	98	135	131	84	10	-	2,305
	1% CFEM Tax	US$ ‘000	158	128	118	132	97	134	130	83	10	-	2,287
	Sub-total	US$ ‘000	15,471	12,533	11,576	12,960	9,548	13,140	12,736	8,164	933	-	224,103
	3% Royalty	US$ ‘000	569	480	451	493	389	498	486	347	47	-	8,528
	Revenue	US$ ‘000	14,903	12,053	11,125	12,467	9,159	12,642	12,250	7,817	886	-	215,575
	NSR	US$/t	82.79	66.96	61.81	69.26	50.88	70.23	74.91	56.64	51.36	-	73.92
Capital
Costs	Underground Mine Development	US$ ‘000	-	-	-	-	-	-	-	-	-	-	3,341
	Open Pit Mining	US$ ‘000	-	-	-	-	-	-	-	-	-	-	374
	Mine Equipment	US$ ‘000	-	-	-	-	-	-	-	-	-	-	3,963
	Plant Equipment	US$ ‘000	-	-	-	-	-	-	-	-	-	-	5,260
	Plant Construction	US$ ‘000	-	-	-	-	-	-	-	-	-	-	7,984
	Infrastructure Construction	US$ ‘000	-	-	-	-	-	-	-	-	-	-	1,897
	Land Acquisition	US$ ‘000	-	-	-	-	-	-	-	-	-	-	2,118
	EPCM	US$ ‘000	-	-	-	-	-	-	-	-	-	-	4,020
	Commissioning	US$ ‘000	-	-	-	-	-	-	-	-	-	-	45
	Environment	US$ ‘000	-	-	-	-	-	-	-	-	1,374	-	1,543
	Tailings Dam	US$ ‘000	-	-	1,000	-	-	-	-	-	-	-	1,000
	Total	US$ ‘000	-	-	1,000	-	-	-	-	-	1,374	-	31,545
Operating
Costs	Open Pit Mining	US$ ‘000	-	-	-	-	-	-	-	-	-	-	-
	Underground Mining	US$ ‘000	3,466	3,054	2,943	2,929	2,637	2,326	1,945	1,548	193	-	48,418
	Processing	US$ ‘000	2,507	2,507	2,507	2,507	2,507	2,507	2,410	1,922	351	-	40,623
	G&A	US$ ‘000	454	454	454	454	454	454	454	454	76	-	7,515
	Environment	US$ ‘000	12	12	-	-	-	-	-	-	-	-	351
	Total	US$ ‘000	6,440	6,028	5,905	5,891	5,599	5,288	4,810	3,925	620	-	96,906
	Open Pit Mining	US$/t moved	-	-	-	-	-	-	-	-	-	-	-
	Open Pit Mining	US$/t milled	-	-	-	-	-	-	-	-	-	-	-
	Underground Mining	US$/t milled	19.26	16.97	16.35	16.27	14.65	12.92	11.90	11.22	11.22	-	16.60
	Processing	US$/t milled	13.93	13.93	13.93	13.93	13.93	13.93	14.74	13.93	20.34	-	13.93
	G&A	US$/t milled	2.52	2.52	2.52	2.52	2.52	2.52	2.78	3.29	4.40	-	2.58
	Environment	US$/t milled	0.07	0.07	-	-	-	-	-	-	-	-	0.12
	Total	US$/t milled	35.78	33.49	32.81	32.73	31.11	29.38	29.41	28.44	35.96	-	33.23
Pre-Tax Cash Flow		US$ ‘000	8,463	6,025	4,220	6,576	3,560	7,354	7,440	3,892	(1,109)	0	87,124
	Cumulative US$ ‘000		49,165	55,191	59,410	65,987	69,547	76,901	84,341	88,233	87,124	87,124
	Pre-tax NPV US$ ‘000

		IRR
Unit Cost of
Production	Operating[1]	US$/oz	206	235	248	224	282	201	190	237	321	-	214
	Capital	US$/oz											62
	Total[2]	US$/oz											275

Notes:           1.  Equivalent to Gold Institute Total Cash Cost.
2.  Equivalent to Gold Institute Total Production Cost.
3.  Working capital estimated at $0.9 M by Jaguar Mining Inc. has been excluded.
4.  Salvage estimated at $3.4 M by Jaguar Mining Inc.

Considering the Turmalina Project on a stand-alone basis, the Base Case undiscounted pre-tax cash flow totals US$87.1 million over the mine life, and simple payback occurs near the mid-point of 2008 (approximately 21 months from start of production).

The Gold Institute Total Cash Cost is US$214 per ounce of gold.  The mine life capital unit cost is US$62 per ounce, for a Gold Institute Total Production Cost of US$275 per ounce of gold.  Average annual gold production during operations is 60,000 ounces per year.

At a discount rate of 12%, the pre-tax NPV at the time of the Scott Wilson RPA Turmalina Technical Report was US$33.0 million and the IRR is 47.5%.

Jaguar’s after-tax NPV estimate at 12% discount rate at the time of the Scott Wilson RPA Turmalina Technical Report was US$14.2 million, with a project IRR of 30.7%.  Scott Wilson RPA did not review Jaguar’s tax model.

Sensitivity Analysis
Figure 1-1 shows the project sensitivity to various factors, including:
•    Head Grade
•    Gold Price
•    Operating Cost
•    Capital Cost
•    Exchange Rate
•    Mine Life

FIGURE 1-1 SENSITIVITY ANALYSIS

The Turmalina Project is most sensitive to gold price and head grade. The break even gold price resulting in zero pre-tax NPV at 12% at the time of the Scott Wilson RPA Turmalina Technical Report was approximately US$300 per ounce. At a gold price of US$635 per ounce (July 27, 2006), the pre-tax NPV at 12% was US$74.7 million.  Possible impacts on head grades include assay bias and increased dilution.  If assaying proves to be biased 10% low, head grades may be 10% higher, which would result in a pre-tax NPV at 12% of US$43 million.  If dilution rates are 20% (AngloGold Ashanti test results) rather than 15% (Base Case estimate), head grades will be reduced by 5%, which would result in a pre-tax NPV at 12% of approximately US$28 million.

The long-term exchange rate used for the Turmalina Project is US$1.00 = R$2.50, compared to the rate as of the date of the Scott Wilson RPA Turmalina Technical Report of US$1.00 = R$2.29.  The long-term rate was chosen based on economic forecasts by Brazilian banks.  For Base Case cash flow estimation, actual exchange rates were used for costs incurred up to June 30, 2006.  The remainder of pre-production capital to be spent was converted using an exchange rate of US$1.00 = R$2.19.  Sustaining capital and operating costs use the long-term exchange rate.

Other key sensitivities, in addition to the aforementioned, are operating costs, and capital cost, and mine life.  The sensitivities are summarized in the following table as pre-tax NPV at 12% discount.

TABLE 1-2 SENSITIVITY DATA
Jaguar Mining Inc - Turmalina Project

	-20%	-10%	Base Case	+10%	+20%
Gold Price (US$/oz) Pre-tax NPV (US$ million)	360 $ 12.7	405 $ 22.8	450 $ 33.0	495 $ 43.1	540 $53.2
Grade (g/t) Pre-tax NPV (US$ million)	4.86 $ 12.8	5.46 $ 22.9	6.07 $ 33.0	6.68 $ 43.0	7.28 $53.1
Operating Costs (US$ million) Pre-tax NPV (US$ million)	$ 62.0 $ 41.8	$ 78.5 $ 37.4	$ 96.9 $ 33.0	$ 117.3 $ 28.5	$ 139.6 $ 24.1
Capital Costs (US$ million) Pre-tax NPV (US$ million)	$ 20.2 $ 37.5	$ 25.6 $ 35.2	$ 31.6 $ 33.0	$ 38.2 $ 30.7	$ 45.4 $ 28.4
Exchange Rate (R$/US$) Pre-tax NPV (US$ million)	2.00 $ 14.5	2.25 $ 24.9	2.50 $ 33.0	2.75 $ 39.7	3.00 $ 45.2
Mine Life (Mt) Pre-tax NPV (US$ million)	2.3 $ 25.6	2.6 $ 28.7	2.9 $ 33.0	3.2 $ 36.0	3.5 $ 38.9

The base case sensitivity to discount rate is shown as follows:
•      12% - pre-tax NPV = US$33.0 million
•      10% - pre-tax NPV = US$38.6 million
•      7.5% - pre-tax NPV = US$47.2 million
•      5% - pre-tax NPV = US$57.7 million

Technical Summary

The Turmalina Project lies approximately 120 km northwest of Belo Horizonte and six kilometres south of the town of Pitangui, Minas Gerais, Brazil.  The Turmalina Project comprises seven contiguous concessions covering an area of 5,337 ha and was acquired from AngloGold Ashanti in September 2004 for US$4.0 million, payable in three equal installments of US$1.35 million.  Jaguar has 100% ownership subject to a 5% net revenue interest up to US$10 million, and 3% thereafter, to an unrelated third party. In addition, there is a 0.5% net revenue interest payable to the legal landowner.

Gold was first discovered in the area in the 16th century. During 1992 and 1993, AngloGold Ashanti (AngloGold Limited at that time) mined 373,000 t of oxide mineralization from an open pit on the Turmalina Zone and recovered 35,500 oz of gold using heap leach technology. Subsequently, AngloGold Ashanti explored a possible downward sulphide extension by driving a ramp beneath the pit and drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor.

The Turmalina Deposit is hosted by rocks of the Archaean Rio das Velhas greenstone belt in the Iron Quadrangle region, one of the major gold provinces in the world.  The Pitangui area is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments.  The predominant rock types in the deposit are metamorphosed pelites and tuffs. Gold mineralization is associated with higher levels of sericite, quartz, and biotite.  Some fraction of the gold mineralization in the Turmalina Deposit may be due to primary, exhalative deposition associated with the banded iron formation, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system that localized auriferous silicification in local structural features within a wider shear zone.

The Turmalina Deposit comprises three zones, the Principal, NE, and CD Zones.  The Principal Zone strikes azimuth 110° and dips at 55°-60°.  Gold grade zoning indicates a SE plunge of approximately 65°.  The zone is 200 m to 250 m long and ranges in horizontal width from two metres to 30 m, averaging approximately eight metres.  The NE Zone lies 50 m to 100 m east of the Principal Zone and has a similar attitude.  It is approximately 200 m long and ranges from one metre to 12 m in horizontal width, averaging approximately three metres. Mineralization extends to at least 350 m below surface. The CD Zone includes two narrow sub-zones approximately 50 m vertically by 50 m horizontally, ten metres in the hangingwall and ten metres in the footwall of the Principal Zone.

Since September 2004, Jaguar has completed a three-phase surface exploration program consisting of 93 diamond drill holes for a total of 30,196 m.  The sampling approach and methodology, sample preparation and analysis, data verification, and quality assurance/quality control systems conform to industry standards.

Jaguar geology staff completed the correlation of the mineralized zones using a 1.0 g/t Au cutoff grade and a 1.0 m minimum width. Moreno & Associados of Belo Horizonte, Minas Gerais, Brazil, completed the mineral resource estimate using a block model methodology.  The mineral resources are summarized in Table 1-3.

TABLE 1-3 MINERAL RESOURCES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Measured	276,000	6.1					276,000	6.1	54,000
Indicated	1,830,000	7.8	748,000	5.6			2,577,000	7.1	590,000
Meas + Indic	2,106,000	7.6	748,000	5.6			2,854,000	7.0	644,000

Inferred	554,000	7.0	256,000	5.5	218,000	5.8	1,027,000	6.4	211,000

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cutoff grade of 1.0 g/t Au.
3.	A minimum mining width of 1.0 metres was used.
4.	Rows and columns may not total due to rounding.
5.	Mineral resources exclude previous production.
6.	The mineral resources are inclusive of mineral reserves.

Mineral reserves have been estimated based on the mineral resources. Mining factors have been applied. The breakeven cutoff grade based on operating costs of US$33.23 per tonne and a gold price of US$450 is approximately 2.6 g/t Au. The incremental cutoff is approximately 1.5 g/t Au. Due to the lack of selectivity in the mining method, all resources within the 1.0 g/t Au envelope have been considered for reserves.

TABLE 1-4 MINERAL RESERVES - JULY 2006
Jaguar Mining Inc. - Turmalina Project

	Principal Zone		NE Zone		CD Zone		TOTAL
	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Tonnes	Grade	Cont. Au
	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(t)	(g/t)	(oz)
Proven	234,000	5.5					234,000	5.5	41,000
Probable	2,017,000	6.8	665,000	4.9			2,682,000	6.3	546,000
Total	2,252,000	6.7	665,000	4.9			2,916,000	6.3	587,000

Notes:
1.	Based on a gold price of US$450 per ounce
2.	Cutoff grade = 1.0 g/t
3.	Dilution overall = 15%
4.	Extraction = 89%
5.	Reserves estimated according to CIM definitions
6.	Rows and columns may not add exactly due to rounding

Production based on the mineral reserves in Table 1-4 is further modified by a mine call factor of 97%, applied to grade. Base Case production totals 2,916,000 tonnes at a grade of 6.1 g/t Au.

Jaguar proposes an open pit operation to mine approximately 3% of the mineral reserves. The open pit mine will produce 92,000 tonnes of ore at a grade of 5.4 g/t Au, and a strip ratio of 2.57:1. The open pit phase will be followed by an underground mining operation using sublevel stoping with paste backfill in the Principal Zone, and mechanized cut and fill in the NE Zone, to produce 1,000 tpd.

The open pit is a remnant of the original AngloGold Ashanti pit. The open pit design assumes approximately 40% of total stripping (238,000 t) is weathered and altered material that will not require blasting. Mining is in progress by contractor, with approximately 75% of stripping complete as of July 2006. Ore mining has commenced. Ore is hauled to a stockpile at the plant, approximately 1.3 km, and waste is hauled to the dumps, approximately one kilometer.

The underground mine will supply the large majority of millfeed during the mine life. Mining will be carried out in two zones - the Principal Zone, comprising 77% of the underground reserve and the NE Zone, comprising 23%.

The Principal Zone was explored previously during the AngloGold Ashanti open pit program. An access ramp at a grade of 12% was developed from outside the open pit and two levels were developed. Test mining extracted approximately 17,000 t of ore, grading 5.24 g/t Au. Dilution was estimated to be 20%.

The Scott Wilson RPA Turmalina Technical Report proposed to mine the Principal Zone by sublevel stoping with paste backfill and the NE Zone by mechanized cut and fill, using waste fill.

The Principal Zone is a tabular body, dipping at approximately 55° to 75°. The Zone is an average of 8.3 m wide over a strike length of approximately 200 m to 250 m. The zone has been traced from surface at the bottom of the open pit at 690 masl to a depth of approximately minus 50 masl. Present reserves extend to the 150 masl elevation. Inferred resources extend to depth, offering good potential for extension of the mine life. Ore grade mineralization occurs in two main plunging shoots within the zone.

The NE Zone is tabular as well, dipping the same as the Principal Zone, but is much narrower, averaging approximately 2.7 m in width. The NE Zone reserves extend from 675 masl to a depth of approximately 200 masl and resources extend to approximately 0 masl. The Zone strike length is approximately 150 m to 200 m.

The Principal Zone will be mined using longitudinal sublevel stoping. Access will be by extension of the existing ramp (5 mx 5 m, minus 15% grade). Sublevels will be at 20 m intervals with a five metre sill pillar left at every sixth sublevel, or 120 m. A 15 m crown pillar will be left beneath the open pit. Stope access (4 m x 4 m) will be via a central drift, with mining on a retreat basis within the stope. The stopes will be blasted in rings from sublevels on 20 m lifts, with three lifts per stope. The plan calls for extracting all of the ore in a volume 60 m high by full strike length (up to 200 m) by ore width (8.3 m average), then backfilling. Paste fill will be used to fill the stope before mining commences on the sublevel above. The paste, containing 4% cement, will be piped from the paste fill plant on surface through boreholes and be distributed in the mine by a piping network. In Scott Wilson RPA’s opinion, there is some risk related to the size of the openings to be filled and consideration should be given to filling smaller openings on a more frequent basis. This can be done with the present layout, however, it will introduce curing time to the cycle and stoping productivity will be affected. This can be mitigated by having more workplaces available. Another option is to leave sacrificial pillars in the stopes. Scott Wilson RPA recommends that these options be studied for incorporation into the mine schedule.

For the NE Zone, a separate ramp will branch off from the Principal Zone ramp.  Stopes will be approximately 60 m vertical, with five metre sill pillars. Access to the stope will be by jump ramps from the main ramp. Backfilling material will come from two sources - waste generated at the open pit mine and waste generated by the underground development work. Surface waste will be excavated by loader/truck and dumped in a fill pass. Underground waste will trucked to the required area.

The process plant will employ a conventional CIP circuit for gold recovery. The estimated overall metallurgical recovery is 90%, based on a 92% leaching recovery and 97.8% adsorption/smelting recovery. The process flowsheet includes three-stage crushing/screening to minus 3/8”, primary grinding using a rod mill, secondary grinding using a ball mill, thickening, leaching, CIP carbon adsorption, elution, electrowinning, and smelting.

Tailings from the process plant will be pumped to a paste fill plant, where they will be dewatered. Cement will be added and the paste will be delivered underground by gravity. During times when underground fill is not required, the paste will be directed to the mined out open pit or, later, a tailings pond facility. Jaguar estimates that approximately 60% of tailings will be re-used as backfill, 10% will go into the open pit, and 30% will be stored in the tailings pond. Future changes in reserves would impact these ratios.

Tailings pond location, design, and cost estimation have not been finalized - an allowance of US$1 million has been included in the Base Case, based on Jaguar’s experience in building tailings ponds at other operations.

Manpower for the Turmalina Project operating period totals 248.  It is based on productivity estimates for mining, and general convention for the other areas. Salaries have been established to be competitive in the region. Monthly base salaries range from US$250 for an entry level position to US$400 for a tradesman or experienced miner. A senior engineer salary is in the order of US$2,700 per month. Senior management salaries are approximately US$4,800 per month. Burden on top of the base salaries averages approximately 115%.

As of the time of the Scott Wilson RPA Turmalina Technical Report, Jaguar had obtained all permits required for construction and development work, which was in progress.

The Turmalina Plant is scheduled to ramp up to full production of 30,000 tonnes per month by mid-2007.  Jaguar reports construction progress to date:

•	Access	100% complete
•	Site Preparation	100% complete
•	Buildings	98% complete
•	Civil works (mainly concrete)	56% complete
•	Structural steel	16% complete
•	Tanks, platework	17% complete
•	Electrical (incl. 5 km power line)	0% complete
•	Piping	0% complete
•	Instrumentation	0% complete
•	Paste fill plant	0% complete

Total pre-production and ongoing capital costs have been estimated by MSOL and TechnoMine and are summarized in the following table.  The costs include a contingency of 10%.

TABLE 1-5 CAPITAL COSTS
Jaguar Mining Inc. - Turmalina Project

US$ ‘000’s
Open Pit Mining	374
Underground Mine Development	3,341
Underground Mine Equipment	3,963
Plant Equipment	5,260
Plant Construction	7,984
Infrastructure Construction	1,897
Land Acquisition	2,118
EPCM	4,020
Commissioning	45
Environment	1,543
Tailings Dam	1,000
Total	$31,545

Pre-production costs included above total US$28.7 million, with US$15.8 million incurred or committed as of June 30, 2006. Jaguar estimates that the cost to complete preproduction construction and development is US$12.9 million. US$2.8 million in ongoing capital costs include the final land acquisition payment (US$350,000), environmental testing (US$80,000), tailings pond construction (US$1 million), and closure costs (US$1.4 million). Capital costs do not include working capital or salvage credits upon closure.

Operating costs have been estimated from first principles and are following table:

TABLE 1-6 OPERATING COSTS
Jaguar Mining Inc. - Turmalina Project

US$/tonne milled
Underground Mining	16.60
Processing	13.93
G&A	2.58
Environment	0.12
Total	$33.23

Conclusions and Recommendations

The work completed by Jaguar to date has shown that the Turmalina Project is robust at current gold prices and shows a positive operating margin at the Base Case gold price of US$450 per ounce.  Scott Wilson RPA offered the following conclusions in the Scott Wilson RPA Turmalina Technical Report:

•	The diamond drilling techniques and technical controls were performed to industry standards and produced samples of adequate quality to develop a database for resource estimation.

•	The sampling method and approach, as well as the sample preparation and analysis, were adequate for resource estimation.

•	The data verification program conforms to industry standards, but noncompliance issues should be addressed on a timely basis.

•	The resource grade may be biased 5% to 10% low due to possible problems in the SGS do Brasil Ltda. (SGS) laboratory.

•	The assumptions, parameters, and methodology used for resource estimation are appropriate for the style of mineralization.

•	Mineral resources and reserves have been estimated according to the requirements of CIM definitions and, in Scott Wilson RPA’s opinion, are compliant with NI 43-101.

•	Stope extraction does not include an allowance for ore loss, however, the overall extraction of 89% should be adequate.

•	Dilution rates of 15% are reasonable, however, previous testing indicates that dilution rates up to 20% may occur.

•	There is some risk related to the size of the underground openings to be backfilled.

•	The use of the open pit for tailings deposition is nominally an expedient alternative, however, a tailings pond facility will be required once the open pit is filled.

•	Scott Wilson RPA presented the following recommendations in the Scott Wilson RPA Turmalina Technical Report:

•	Assess the potential for lateral and downward extension of mineralization and extend diamond drilling programs as necessary.

•	Investigate possible low bias in the SGS analytical laboratory.

•	Establish a QAIQC program to monitor laboratory results on a “per batch” basis. Request copies of the laboratory in-house QA/QC reports.

•	Establish a standard operating procedure whereby, during the resource estimation process, outlier assays are capped prior to compositing.

•	Consideration should be given to backfilling smaller openings on a more frequent basis.

•	Investigate the following items before placing tailings in the open pit:

•	Crown pillar stability to prevent inrush into the mine workings.
•	Proper sealing of the vent raise connection from the bottom of the open pit to the mine.
•	The effect of water on the tailings during the rainy season and the prevention of liquefaction.

•	Proceed with detailed design and cost estimation for the proposed tailings pond facility.

For additional details regarding the information set forth in this section regarding the Turmalina Gold Project, please refer to the Scott Wilson RPA Turmalina Technical Report, which is filed on SEDAR.

Satinoco Technical Report

Introduction

MTL is a fully-owned Brazilian subsidiary of Jaguar and purchased the Satinoco Target from AngloGold Ashanti (AngloGold) in September 2004. The Satinoco Target is part of Jaguar’s Turmalina complex, which is currently producing gold at the rate of 60,000 oz per year.  The geology of the Turmalina complex  is related to the Rio das Velhas and Minas Supergroups. It lies on an extension of the prolific Iron Quadrangle Greenstone Belt.  The Satinoco Target neighbors the Iron Quadrangle in its west portion, being in the municipality of Conceição do Pará, about 120 km from Belo Horizonte, capital of the state of Minas Gerais, Brazil.

Jaguar initially completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine to prepare a resource estimate technical report.  A technical report was issued on October 22, 2007, based on exploration data achieved until July 2007. Jaguar completed an additional exploration campaign (Phase III) in December 2007. The results generated during Phase III program were integrated to the previous exploration database and gave rise to a resource base re-evaluation for the Satinoco Target. The revised Satinoco Technical Report states the updated resource base.

AngloGold Ashanti explored Turmalina’s area extensively between 1979 and 1988 using geochemistry, trenching, drilling and 3.9 km of underground development.  AngloGold Ashanti’s exploration program led to the discovery of the following mineralized bodies: Turmalina, Faina, Pontal and Satinoco. During 1992 and 1993, approximately 373,000 t of oxide ore were mined out (open pit), totaling approximately 35,500 ounces  of gold (“oz Au”), produced in a local Heap Leach CIC - ADR Plant.

Two open pits (Principal and SE targets) were mined out at the Satinoco Target, in the oxide zone only.

After acquiring the property, Jaguar started an exploration program that covered all the known targets, which culminated with the development of Turmalina’s Mine and CIP Plant, currently in operation.  The feasibility study was prepared by TechnoMine, under the coordination of the author of the Satinoco Technical Report.

Geology

The Satinoco Target is hosted by rocks of the Archean Rio das Velhas greenstone belt in the Iron Quadrangle region, one of the major gold provinces in the world. Rocks of the Archean and Proterozoic ages occur in the region. Archean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics, and associated sediments. The predominant rock types in the deposit are metamorphosed amphibolites, pelites and tuffs.

Gold mineralization in the target area is mainly associated with higher levels of sericite, biotite and quartz related to hydrothermal alteration in shear zones, with low concentration of sulfides, mainly, arsenopyrite, pyrrotite and pyrite. A fraction of the gold mineralization at the Satinoco Target may be primarily due to exhalative deposition associated with the BIF, however, the deposit can be broadly classified as epigenetic, related to a mesothermal system related to auriferous silicification in local structural features within a wider shear zone.

The Satinoco Target comprises three zones: the NW, Central, and SE Zones. All of them strike azimuth 700 and dip at 500 - 650. The zones are 150 to 300 m long and range in horizontal width from 2 to 8 m, averaging approximately 4 m. The mineralized body seems to extend to 350 m below the surface at least.

Mineral Resources

The following data was used to estimate the mineral resources at the Satinoco Target:

•	AngloGold Ashanti’s exploration program from 1979 to 1988, which included 9 holes totaling 1,524 m and about 250 m of trenches.
•	Jaguar’s three-phase surface drilling program from 2004 to 2007, as summarized below:
•	Phase I: 5,501 m drilled in 35 new diamond drill holes. This program tested the continuity of the mineralized body between the weathered zone and up to 200 m below the surface.
•
Phase II: 3,338 m drilled in 24 complementary holes to create a 25 x 60 m grid between the surface and 100 m below and to test the continuity of the mineralized body up to the 350 m-elevation above sea level.

•
Phase III: in 2007 an additional drill hole campaign was carried out, which consisted of 12,568 meters drilled in 46 drill holes. The results of this campaign were not taken into account for the resource base evaluation stated in the original technical report dated October 22, 2007 and being herein amended.

The exploration services carried out so far led to a total estimated amount of measured and indicated resources of about 208,560 oz Au and inferred resources of approximately 64,750 oz Au.

The resource estimate was made by MCB, a local consulting company that specializes in resource estimates, located in Belo Horizonte in the state of Minas Gerais, Brazil.  The estimate was carried out by Rogério Moreno (principal geologist), under the supervision of Jaime Duchini (Jaguar’s Chief Geologist) and the author of the Satinoco Technical Report.  See Appendix 01 of the Satinoco Technical Report for the MCB report.

Satinoco Target Resource Estimate*
	Total
	Tonnes (t)	Au (g/t)	oz Au
Measured	467,000	3.76	56,460
Indicated	1,274,000	3.71	152,100
Meas + Ind	1,741,000	3.72	208,560
Inferred	523,000	3.85	64,750
       *3D Block Model Cut-Off Grade = 1.00 g/t
                          Resource Model Cut-Off Grade = 1.50 g/t

Conclusions and Recommendations

TechnoMine recommended that Jaguar conduct a NI 43-101 compliant feasibility study aiming to increase the Turmalina complex proven and probable reserves base. The augmented proven and probable reserve base would be utilized to expand Turmalina’s operation.

The feasibility study would focus on a review of the current Turmalina complex LOMP, based on a future Satinoco Mine and on the required adaptations to the existing metallurgical CIP plant vis-à-vis the increased ROM production.

The existing infrastructure and plant will most likely enhance the chances that a Turmalina complex expansion based on the development of the Satinoco Target will be an economically attractive undertaking.

RISK FACTORS

Gold prices are volatile and there can be no assurance that a profitable market for gold will exist.

The gold mining industry is intensely competitive, and there is no assurance that, even if Jaguar discovers commercial quantities of gold mineral resources, a profitable market will exist for the sale of those resources.  There can be no assurance that gold prices will remain at such levels or be such that Jaguar's properties can be mined at a profit.  Factors beyond Jaguar's control may affect the marketability of any minerals discovered.  Gold prices are subject to volatile changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, metal stock levels maintained by producers and others, the availability and cost of metal substitutes, currency exchange fluctuations, inflation rates, interest rates, speculative activities and increased production due to improved mining and production methods.

Uncertainty involved in mining.

Mining involves various types of risks and hazards, including environmental hazards, unusual or unexpected geological operating conditions such as rock bursts, structural cave-ins or slides, flooding, earthquakes and fires, labor disruptions, industrial accidents, metallurgical and other processing problems, metal losses and periodic interruptions due to inclement or hazardous weather conditions.  These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses and possible legal liability.

Jaguar may not be able to obtain insurance to cover these risks at economically feasible premiums.  Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to Jaguar or to other companies within the mining industry.  Jaguar may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

Calculation of mineral resources and metal recovery is only an estimate, and there can be no assurance about the quantity and grade of minerals until resources are actually mined.

The calculation of reserves, resources and corresponding grades being mined or dedicated to future production are imprecise and depend on geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis, which might prove to be unpredictable.  Mineral resources that are not mineral reserves do not have demonstrated economic viability.  Until reserves or resources are actually mined and processed, the quantity of reserves or resources and grades must be considered as estimates only.  Any material change in the quantity of reserves, resources, grade or stripping ratio may affect the economic viability of Jaguar's properties.  In addition, there can be no assurance that metal recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production.

Several of Jaguar's operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

None of the exploration properties in which Jaguar holds an interest host a known body of commercial ore and proposed programs on such properties are exploratory in nature.  Development of these mineral properties is contingent upon obtaining satisfactory exploration results.  Mineral exploration and development involve substantial expenses and a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate.  There is no assurance that commercial quantities of ore will be discovered on any of Jaguar's exploration properties.  There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable.  The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection.  In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Most of the above factors are beyond Jaguar's control.

Fluctuations in currency exchange rates may adversely affect Jaguar's financial position and results.

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar's financial position and results.  Gold is sold throughout the world based principally on a U.S. dollar price, but a portion of Jaguar's operating expenses are incurred in non-U.S. dollar currencies.  In addition, the appreciation of non-U.S. dollar currencies in Brazil against the U.S. dollar would increase the costs of gold production at mining operations in Brazil, which could materially and adversely affect Jaguar's earnings and financial condition.

Competition for new mining properties may prevent Jaguar from acquiring interests in additional properties or mining operations.

Significant and increasing competition exists for mineral acquisition opportunities throughout the world.  Some of the competitors are large, more established mining companies with substantial capabilities and greater financial resources, operational experience and technical capabilities than Jaguar.  As a result of the competition, Jaguar may be unable to acquire rights to exploit additional attractive mining properties on terms it considers acceptable.  Increased competition could adversely affect Jaguar's ability to attract necessary capital funding or acquire any interest in additional operations that would yield reserves or result in commercial mining operations.

Recent high metal prices have encouraged increased mining exploration, development and construction activity, which has increased demand for, and cost of, exploration, development and construction services and equipment.

Recent increases in gold prices have led to increases in mining exploration, development and construction activities, which have resulted in higher demand for, and costs of, exploration, development and construction services and equipment.  Increased demand for services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increase potential scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development and construction costs and/or result in project delays.

Actual capital costs, operating costs, production and economic returns may differ significantly from those Jaguar has anticipated and there can be no assurance that any future development activities will result in profitable mining operations.

Capital and operating costs, production and economic returns, and other estimates contained in the feasibility studies for Jaguar's projects may differ significantly from those anticipated by Jaguar's current studies and estimates, and there can be no assurance that Jaguar's actual capital and operating costs will not be higher than currently anticipated.  In addition, delays to construction schedules may negatively impact the net present value and internal rates of return of Jaguar's mineral properties as set forth in the applicable feasibility studies.

There can be no assurance that the interests held by Jaguar in its properties are free from defects.

Jaguar has investigated its rights to explore and exploit its various properties, and, to the best of its knowledge, those rights are in good standing.  No guarantee can be given that such rights will not be revoked or significantly altered to the detriment of Jaguar.  There can also be no guarantee that Jaguar's rights will not be challenged or impugned by third parties.

Jaguar's properties may be subject to prior recorded and unrecorded agreements, transfers or claims, and title may be affected by, among other things, undetected defects.  Jaguar has not conducted surveys of all of the claims in which it holds direct or indirect interests.  A successful challenge to the precise area and location of these claims could result in Jaguar being unable to operate on its properties as permitted or being unable to enforce its rights with respect to its properties.

Jaguar is exposed to risks of changing political stability and government regulation in the country in which it operates.

Jaguar holds mineral interests in Brazil that may be affected in varying degrees by political instability, government regulations relating to the mining industry and foreign investment therein, and the policies of other nations in respect of Brazil.  Any changes in regulations or shifts in political conditions are beyond the control of Jaguar and may adversely affect its business.  Jaguar's operations may be affected in varying degrees by government regulations, including those with respect to restrictions on production, price controls, export controls, income taxes, expropriation of property, employment, land use, water use, environmental legislation and mine safety.  The regulatory environment is in a state of continuing change, and new laws, regulations and requirements may be retroactive in their effect and implementation.  Jaguar's operations may also be affected in varying degrees by political and economic instability, economic or other sanctions imposed by other nations, terrorism, military repression, crime, extreme fluctuations in currency exchange rates and high inflation.

Jaguar is subject to substantial environmental and other regulatory requirements and such regulations are becoming more stringent. Non-compliance with such regulations, either through current or future operations or a pre-existing condition could materially adversely affect Jaguar.

All phases of Jaguar's operations are subject to environmental regulations in the jurisdiction in which it operates.  Environmental legislation is evolving in a manner that will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees.  There can be no assurance that future changes in environmental regulation, if any, will not be materially adverse to Jaguar's operations.

The properties in which Jaguar holds interests may contain environmental hazards, which are presently unknown to Jaguar and which have been caused by previous or existing owners or operators of the properties.  If Jaguar properties do contain such hazards, this could lead to Jaguar being unable to use the properties or may cause Jaguar to incur costs to clean up such hazards.  In addition, Jaguar could find itself subject to litigation should such hazards result in injury to any persons.

Government approvals and permits are sometimes required in connection with Jaguar's operations.  Although Jaguar believes it has all of the material approvals and permits to carry on its operations, Jaguar may require additional approvals or permits or may be required to renew existing approvals or permits from time to time.  Obtaining or renewing approvals or permits can be a complex and time-consuming process.  There can be no assurance that Jaguar will be able to obtain or renew the necessary approvals and permits on acceptable terms, in a timely manner, or at all.  To the extent such approvals are required and not obtained, Jaguar may be delayed or prohibited from proceeding with planned exploration, development or mining of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities, which may require operations to cease or be curtailed, or corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.  Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation of such requirements could have a material adverse impact on Jaguar and cause increases in capital expenditures or production costs or reductions in levels of production at producing properties or require abandonment or delays in development of new mining properties.

History of losses.

Jaguar has experienced net operating losses since its first full year of operations in 2003.  These losses amounted to US$3,802,490 for the year ended December 31, 2004, US$12,838,000 for the year ended December 31, 2005, US$12,746,000 for the year ended December 31, 2006, and US$27,080,000 for the fiscal year ended December 31, 2007.  There can be no assurance that Jaguar will be able to achieve or sustain profitability in the future.

Jaguar may need additional capital to accomplish its exploration and development plans, and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

The exploration and development of Jaguar’s properties, including the continued exploration and development of projects and the construction of mining facilities and operations may require substantial additional financing.  Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property.  The only source of funds now available to Jaguar is through production at Sabará and Turmalina, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar's properties or projects.  Additional financing may not be available when needed or if available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders.  If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business.  Failure to raise capital when needed would have a material adverse effect on Jaguar’s business, financial condition and results of operations.

Jaguar has no record of paying dividends.

Jaguar has no dividend record.  Jaguar has paid no dividends on the common shares since incorporation and does not anticipate doing so in the foreseeable future.  Payment of any future dividends will be at the discretion of Jaguar's board of directors after taking into account many factors, including operating results, financial condition, capital requirements, business opportunities and restrictions contained in any financing agreements.

Jaguar relies on its management and key personnel, and there is no assurance that such persons will remain at Jaguar, or that Jaguar will be able to recruit skilled individuals.

Jaguar relies heavily on its existing management. Jaguar does not maintain "key man" insurance. Recruiting and retaining qualified personnel is critical to Jaguar's success.  The number of persons skilled in the acquisition, exploration and development of mining properties is limited and competition for the services of such persons is intense.  Jaguar believes that it has been successful in recruiting excellent personnel to meet its corporate objectives.  However, as Jaguar's business activity grows, it may require additional key financial, administrative, technical and mining personnel.  Although Jaguar believes that it will be successful in attracting and retaining qualified personnel, there can be no assurance of such success.  The failure to attract such personnel to manage growth effectively could have a material adverse effect on Jaguar's business, prospects, financial conditions and results of operations.

Certain directors of Jaguar are directors or officers of, or have shareholdings in, other mineral resource companies and there is the potential that such directors will encounter conflicts of interest with Jaguar.

Certain of the directors of Jaguar are directors or officers of, or have significant shareholdings in, other mineral resource companies, and, to the extent that such other companies may participate in ventures in which Jaguar may participate, the directors of Jaguar may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.  Such other companies may also compete with Jaguar for the acquisition of mineral property rights.  If any such conflict of interest arises, a director who has such a conflict will disclose the conflict at a meeting of the directors of Jaguar, will not attend any part of a meeting of directors of Jaguar at which the terms and extent of such participation are discussed, and will abstain from voting for or against the approval of such participation or such terms. In accordance with applicable laws, the directors of Jaguar are required to act honestly, in good faith and in the best interests of Jaguar.  In determining whether or not Jaguar will participate in a particular program and the interest therein to be acquired by it, the directors of Jaguar will consider, among other issues, the potential benefits to Jaguar, the degree of risk to which Jaguar may be exposed and its financial position at that time.

Jaguar is exposed to risks of changing labor and employment regulations.

Although Jaguar has good relations with its employees, production at its mining operations is dependant upon the efforts of Jaguar's employees.  In addition, relations between Jaguar and its employees may be affected by changes in the scheme of labor relations that may be introduced by the relevant governmental authorities in whose jurisdictions Jaguar carries on business.  Changes in such legislation or in the relationship between Jaguar and its employees may have a material adverse effect on Jaguar's business, results of operations and financial condition.

Substantially all of Jaguar's assets are held by foreign subsidiaries that are subject to the laws of the Republic of Brazil.

Jaguar conducts operations through its wholly-owned foreign subsidiaries, MSOL and MTL, and substantially all of its assets are held through such entities.  Accordingly, any governmental limitation on the transfer of cash or other assets between Jaguar, MSOL and MTL could restrict Jaguar's ability to fund its operations efficiently.  Any such limitations or the perception that such limitations may exist now or in the future could have an adverse impact on Jaguar's prospects, financial condition and results of operations.

Residency of directors, officers and others.

Jaguar is incorporated under the laws of Ontario, but does not have an office or other permanent establishment in Canada.  Three of Jaguar's directors and all of Jaguar's officers reside outside of Canada.  Substantially all of the assets of these persons and of Jaguar are located outside of Canada.  Although Jaguar has a registered office in Canada and has appointed Davies Ward Phillips & Vineberg LLP as its agent for service of process, it may not be possible for investors to effect services of process within Canada upon officers and directors and certain named experts who reside outside its borders.  It may also not be possible to enforce judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada against Jaguar, certain officers and directors and certain experts named herein.

The trading price for Jaguar’s common shares is volatile.

Securities of micro- and small-cap companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic developments in North America and globally and market perceptions of the attractiveness of particular industries. Jaguar's share price is also likely to be significantly affected by short-term changes in gold prices or in its financial condition or results of operations as reflected in its quarterly earnings reports. Other factors unrelated to Jaguar's performance that may have an effect on the price of its common shares include the following: the extent of analytical coverage available to investors concerning Jaguar's business may be limited if investment banks with research capabilities do not continue to follow Jaguar's securities; the lessening in trading volume and general market interest in Jaguar's securities may affect an investor's ability to trade significant numbers of common shares; the size of Jaguar's public float may limit the ability of some institutions to invest in Jaguar's securities; and a substantial decline in the price of its common shares that persists for a significant period of time could cause Jaguar's securities to be delisted from the TSX, further reducing market liquidity.  As a result of any of these factors, the market price of Jaguar’s common shares at any given point in time may not accurately reflect Jaguar's long-term value. Securities class action litigation often has been brought against companies following periods of volatility in the market price of their securities. Jaguar may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

The value of common shares may be diluted due to the conversion of stock options.

As at January 31, 2008, there were 7,783,158 common shares issuable upon the exercise of outstanding stock options at prices ranging from US$1.00 to C$9.54 per share.  During the life of the options, the holders of such securities are given an opportunity to profit from a rise in the market price of common shares with a resulting dilution in the interest of the other shareholders.  Jaguar's ability to obtain additional financing during the period in which such rights are outstanding may be adversely affected and the existence of the rights may have an adverse effect on the market price of its common shares.  The holders of stock options may exercise such securities at a time when Jaguar would be able to obtain needed capital by a new offering of securities on terms more favorable than those provided by the outstanding rights.  The increase in the number of Jaguar’s common shares in the market resulting from the exercise of such rights and the possibility of sales of such shares may have a depressive effect on the price of Jaguar’s common shares.  In addition, as a result of such additional common shares, the voting power of Jaguar's existing shareholders will be substantially diluted.

Jaguar may, in the future, grant to some or all of its directors, key employees and consultants additional options to purchase its common shares at exercise prices equal to market prices at times when the public market is depressed. To the extent that significant numbers of such options are granted and exercised, the interests of then existing shareholders of Jaguar will be subject to additional dilution.

Jaguar may experience problems integrating new acquisitions into existing operations, which could have a material adverse effect on Jaguar.

Jaguar has a history of growing through acquisitions and expects to continue to pursue acquisitions of companies or properties that have the potential to produce gold or other base metals.

Jaguar's success at completing any acquisitions will depend on a number of factors, including, but not limited to, identifying acquisitions which fit Jaguar's strategy, negotiating acceptable terms with the seller of the business or property to be acquired; and obtaining approval from regulatory authorities in the jurisdictions of the business or property to be acquired.

If Jaguar does make further acquisitions, any positive effect on Jaguar's results will depend on a variety of factors, including, but not limited to: assimilating the operations of an acquired business or property in a timely and efficient manner; maintaining Jaguar's financial and strategic focus while integrating the acquired business or property; implementing uniform standards, controls, procedures and policies at the acquired business, as appropriate; and to the extent that Jaguar makes an acquisition outside of markets in which it has previously operated or of a property other than a gold property, conducting and managing operations in a new operating environment.

Acquiring additional businesses or properties could place increased pressure on Jaguar's cash flow if such acquisitions involve cash consideration or the assumption of obligations requiring cash payments. The integration of Jaguar's existing operations with any acquired business will require significant expenditures of time, attention and funds. Achievement of the benefits expected from consolidation would require Jaguar to incur significant costs in connection with, among other things, implementing financial and planning systems. Jaguar may not be able to integrate the operations of a recently acquired business or restructure Jaguar's previously existing business operations without encountering difficulties and delays. In addition, this integration may require significant attention from Jaguar's management team, which may detract attention from Jaguar's day-to-day operations. Over the short-term, difficulties associated with integration could have a material adverse effect on Jaguar's business, operating results, financial condition and the price of its common shares. In addition, the acquisition of mineral properties may subject Jaguar to unforeseen liabilities, including environmental liabilities.

DIVIDENDS

Jaguar has not paid any dividends and does not intend to pay dividends in the foreseeable future.  Any future payment of dividends will be dependent upon the financial requirements of Jaguar to fund future projects, the financial condition of Jaguar and other factors that the Board, in its discretion, may consider appropriate under the circumstances.

DESCRIPTION OF CAPITAL STRUCTURE

Jaguar is authorized to issue an unlimited number of common shares of which there were 55,734,400 issued and outstanding as of December 31, 2007.  Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per Common Share at all such meetings.  Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election. Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation.  Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.  As of January 31, 2007, the Board adopted the Shareholder Rights Plan, which was ratified at the 2007 annual meeting of shareholders and approved by the TSX.  A copy of the Shareholder Rights Plan may be found on SEDAR at http://www.sedar.com.

On February 21, 2008, Jaguar issued 8,250,000 common shares at a price of Cdn.$13.40 per share for proceeds of Cdn.$110,550,000. The offering price was determined by negotiation between Jaguar and a syndicate led by RBC and included TD Securities, BCI, BMO, and Raymond James Ltd.  Jaguar granted the underwriters an over-allotment option, exercisable in whole or in part up to 30 days following the closing of the transaction, to purchase up to an additional 1,237,500 common shares at a price of Cdn.$13.40 per share, which would increase the aggregate proceeds of the offering to Cdn.$127,132,500 if the over-allotment option is fully exercised.  The underwriters chose not to exercise the over-allotment option.

MARKET FOR SECURITIES

Jaguar’s common shares are listed and posted for trading on the TSX and on the NYSE Arca, in each case under the symbol “JAG”.  The warrants had an exercise price of Cdn.$4.50 and an expiry of December 31, 2007 listed and traded on the TSX under the symbol “JAG.WT”.  Due to the expiration of the Warrants, they are no longer traded on the TSX.  The notes issued pursuant to the March 22, 2007 private placement were listed on the TSX on July 26, 2007, under the symbol “JAG.NT”.

With respect to each of TSX and NYSE Arca, the following tables set forth information relating to the trading of Jaguar’s common shares and notes for the periods indicated.

Toronto Stock Exchange
Common Shares

Month	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Share Volume
January 2007	6.90	5.00	6.70	1,772,900
February 2007	6.89	6.09	6.75	2,462,100
March 2007	6.80	5.35	6.17	2,293,000
April 2007	8.30	6.08	8.05	3,505,700
May 2007	8.31	7.18	7.70	3,202,600
June 2007	7.80	6.80	7.37	3,035,400
July 2007	8.19	6.75	7.47	4,103,200
August 2007	7.73	5.36	6.40	4,553,600
September 2007	9.31	6.35	8.86	3,732,900
October 2007	12.20	8.08	12.00	5,426,900
November 2007	12.00	9.00	9.35	4,579,900
December 2007	12.09	8.80	12.09	2,217,600

Notes

Month	High (Cdn.$)	Low (Cdn.$)	Close (Cdn.$)	Note Volume
July 2007(1)	98.00	92.00	98.00	34,150
August 2007	100.00	90.00	90.00	44,050
September 2007	94.87	90.00	94.87	1,670
October 2007	97.50	94.87	97.50	10,330
November 2007	99.50	96.50	99.50	16,810
December 2007	99.00	99.00	99.00	150
            (1)   Trading of notes commenced July 26, 2007.

NYSE Arca
Common Shares

Month	High (US$)	Low (US$)	Close (US$)	Share Volume
July 2007(1)	7.88	6.32	6.95	231,600
August 2007	7.31	4.95	6.09	702,700
September 2007	6.18	8.90	8.81	854,700
October 2007	12.70	8.35	12.69	1,670,800
November 2007	13.30	9.02	9.30	1,584,400
December 2007	12.17	8.77	11.95	1,124,500
             (1)   Trading on the NYSE Arca commenced July 23, 2007.

DIRECTORS AND EXECUTIVE OFFICERS

The following is a list of the directors and executive officers of Jaguar, and information regarding each individual including municipality of home address, position with Jaguar, date of appointment to the position with Jaguar and the principal occupation during the past five years.  All directors hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

Name and Municipality of home address	Position and Date of appointment	Principal occupation during past five years
Gary E. German Toronto, Ontario, Canada	Director and Chairman September 26, 2003	President of Falcon Strategy and Management Co.; formerly Managing Director, Kingsdale Capital Partners Inc., October 2002 to September 2003.
Daniel R. Titcomb(1) Henniker, New Hampshire, USA	Director, President and CEO June 6, 2003	President and CEO of Jaguar has been Mr. Titcomb’s principal occupation since June 2003; prior to such time, Mr. Titcomb’s principal occupation was President and CEO of Brazilian.(2)
Juvenil T. Felix Nova Lima, Minas Gerais, Brazil	Director and Chief Operating Officer June 6, 2003	Chief Operating Officer of Jaguar since 2003; President and Chief Executive Officer of IMS from 2002 through the present.
Anthony F. Griffiths Toronto, Ontario, Canada	Director May 20, 2004	Independent business consultant.
William E. Dow(1) Manchester, Connecticut, USA	Director June 4, 2004	Retired, formerly an actuary with Aetna Life & Casualty.
Andrew C. Burns Toronto, Ontario, Canada	Director August 6, 2004	Independent business consultant.
Gil Clausen Denver, Colorado, USA	Director May 12, 2005	Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation, since 2005; Executive Vice President, Mining, Washington Group International, Inc., from October 2001 to March 2005.
James M. Roller Manchester, New Hampshire, USA	Chief Financial Officer March 1, 2005 Treasurer May 11, 2006
Mr. Roller served as a consultant to Jaguar from November 1, 2004 through February 28, 2005.  Mr. Roller replaced Mr. Kirchhoff as CFO on March 1, 2005 and as Treasurer on May 11, 2006.  Prior to working for Jaguar, Mr. Roller served as Director of Finance and Administration, DSM Thermoplastic Elastomers (March 2001-November 2004).

Robert J. Lloyd(3) Concord, New Hampshire, USA	Secretary March 1, 2002	President, CEO and Secretary of Brazilian. Partner, Hinckley, Allen & Snyder LLP, February 2002-April 2006.

(1)	Mr. Titcomb and Mr. Dow serve on the board of directors of both Jaguar and Brazilian.
(2)	Mr. Titcomb remained the President and Chief Executive Officer of Brazilian until April 2006.
(3)	Mr. Lloyd serves as secretary to both Jaguar and Brazilian, and is a director and the President and Chief Executive Officer of Brazilian.

As of March 24, 2008, the directors and executive officers of Jaguar, as a group, beneficially own, directly or indirectly, or exercise control or discretion over an aggregate of 5,000,526 common shares of Jaguar, representing 7.8 percent of the outstanding shares.

Jaguar’s compensation committee considers employment, consulting or other compensation arrangements between Jaguar and its employees.  The current members of the compensation committee are Messrs. German and Griffiths, with Mr. Griffiths as chairman.

Jaguar’s corporate governance committee reviews and advises the Board with respect to corporate governance and compliance issues.  The current members of the corporate governance committee are Messrs. Griffiths, Dow and Clausen, with Mr. Dow as chairman.

Jaguar’s health, safety and environmental committee reviews and advises the Board with respect to responsibilities relating to various human resources and environmental issues of Jaguar.  The current members of the human resources and environmental committee are Messrs. German and Clausen, with Mr. Clausen as chairman.

For information on Jaguar’s audit committee, see the section entitled “Audit Committee” under “DIRECTORS AND EXECUTIVE OFFICERS”.

The following is a description of the professional qualifications, designations and memberships in business-related associations, experience and technical expertise pertinent to Jaguar’s business and other background information relating to the officers and directors of Jaguar.

Gary E. German, Chairman

Mr. German, President of Falcon Strategy and Management Co., is a professional engineer with over 35 years of senior management experience in the development of operations and financing of global resource projects and companies.  He was most recently Managing Director of a resource corporate finance group following his Senior Advisor role to the President-CEO of Ma'aden, the Kingdom of Saudi Arabia's mineral resource development corporation.  Previously, as Senior Vice President, Chief Operating Officer and Director of TVX Gold Inc., he was responsible for worldwide operations.  These positions followed 28 years in the Noranda Group, culminating in the position of Senior Vice President, where he was responsible for major projects in Chile, industrial and mine developments in Brazil and executive strategic activities in some 20 countries.  Mr. German is fluent in Portuguese and Spanish.  He is a director of a number of public companies and also 'not-for-profit' organizations.  Mr. German holds an engineering degree from the University of Toronto.

Daniel R. Titcomb, CEO, President and Director

Mr. Titcomb is one of the founders of Brazilian with thirteen continuous years of experience to date operating in the country of Brazil (and remains a director of Brazilian).  Previously, Mr. Titcomb was engaged in the management of construction and real estate development, and has board of director experience at private companies.  Mr. Titcomb graduated from Keene State College, Keene, New Hampshire with Bachelor of Science degrees in Industrial Engineering and Business Management.

Juvenil T. Felix, Chief Operating Officer and Director

Mr. Felix is the Chief Operating Officer of Jaguar.  Mr. Felix is also President and Chief Executive Officer of IMS.  Mr. Felix is a former chief executive officer of AngloGold Ashanti’s gold division in Brazil (from 1979 to 1997) and has over 40 years experience in the Brazilian mining sector.  In the past he served as Adjunct Secretary of Mining and Energy for the State of Minas Gerais.  He holds degrees in Mining, Metallurgical and Civil Engineering from the School of Mines of the Federal University of Ouro Preto, Brazil.

Anthony F. Griffiths, Director

From 1993 to the present Mr. Griffiths has been associated with various companies acting as an independent consultant.  At present, Mr. Griffiths is Director and Chairman of Russel Metals Inc. and Novadaq Technologies Inc.  He is also a Director of Crum & Forster Holdings Corp., Fairfax Financial Holdings Limited, PreMD Inc., Northbridge Financial Corporation, Odyssey Re Holdings Corp., and Vitran Corporation.  Mr. Griffiths was educated at McGill University in Canada (BA 1954) and at the Harvard Graduate School of Business Administration (MBA 1956).

William E. Dow, Director

Mr. Dow is formerly an actuary with Aetna Life Casualty Company in Connecticut and is currently retired.  During his career, he was an Executive Officer, a Fellow of the Society of Actuaries and a Member of the American Academy of Actuaries.  Mr. Dow holds a BA degree in Mathematics from Middlebury College.  Mr. Dow also serves as a Director and Chairman of Brazilian.

Andrew C. Burns, Director

Mr. Burns is an independent director and consultant.  In 2003, he retired as a Senior Partner of Deloitte & Touche with almost 40 years of experience in international auditing, consulting and practice management in North and South America, Europe and Asia. He holds an M.B.A. degree from The Richard Ivey School of the University of Western Ontario and is a Member of the Canadian Institute of Chartered Accountants and the Institute of Management Consultants of Ontario. He also serves on other Boards as an independent director and audit committee chair.

Gil Clausen, Director

Since 2005, Mr. Clausen has been employed as the Chief Executive Officer of Augusta Resource Corporation, a Canadian corporation.  Prior to this position, he was the Executive Vice President, Mining, of Washington Group International, Inc., from 2001 to 2005.  He was President and Chief Executive Officer of EngineeringMatrix Corp., which provided project/commercial management software for mining and power companies, from 1999 to 2001.  Mr. Clausen has 22 years experience in executive, operational, business development, project and engineering management in the mining industry.  He has held senior positions with Stillwater Mining Company, Placer Dome Inc., Falconbridge, Fording Coal Limited and Cleveland Cliffs Inc.  Mr. Clausen holds a mining engineering degree from Queen’s University.

James M. Roller, Chief Financial Officer and Treasurer

Mr. Roller graduated from the University of Notre Dame with a BBA in Accounting and Finance.  He is a CPA, having spent 12 years with Arthur Andersen, 8 years of which he concentrated on the mining industry in South Africa.  Mr. Roller has also served as a project manager for the Financial Accounting Standards Board (FASB).  For the past 15 years he has held senior finance and operating positions for a variety of public and private international companies, in the high-tech and manufacturing industries.

Robert J. Lloyd, Secretary

Mr. Lloyd received a Bachelor of Science degree from the University of New Hampshire in 1970, served as an officer in the United States Army from 1970 to 1974, received his Juris Doctor in 1977 and LLM (Taxation) from Boston University in 1980.  Mr. Lloyd practiced law with the New Hampshire firm of Cleveland, Waters & Bass, P.A. as an attorney (1977), partner (1981) and managing partner (1991-1995).  Mr. Lloyd was an adjunct professor of corporate taxation at Franklin Pierce Law Center (1980-1985).  Mr. Lloyd’s representation of clients primarily involves providing advice to active boards of directors regarding how to properly perform their duties and corporate business and taxation planning.  Mr. Lloyd was a partner with the firm of Hinckley, Allen & Snyder LLP from February 2002 until April 2006.  Hinckley, Allen & Snyder LLP has offices in Boston, Massachusetts, Providence, Rhode Island and Concord, New Hampshire.  Since 2006 Mr. Lloyd has been the President and Chief Executive Officer and a director of Brazilian.  Mr. Lloyd serves as the corporate secretary for Brazilian (since 1990) and for Jaguar.

Corporate Cease Trade Orders or Bankruptcies

Except as stated below, no director or executive officer of Jaguar, or shareholder holding a sufficient number of securities of Jaguar to affect materially the control of Jaguar, is, as at the date of this Annual Information Form, or has been within ten (10) years before the date of this Annual Information Form, a director or executive officer of any company that, while that person was acting in that capacity:

(i)
was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days except as set forth in the second and third to last paragraphs of this section;

(ii)
was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than thirty (30) consecutive days; or

(iii)
within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Further, except as noted below, no director, executive officer, promoter or other member of management of Jaguar has within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the Nominee.

Messrs. Dow, Lloyd and Titcomb are directors of Brazilian and Mr. Griffiths was a director of Brazilian until June 29, 2005.  Mr. Lloyd is President and Chief Executive Officer and a director of Brazilian.  The Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission issued cease trading orders against Brazilian on May 3, May 9 and August 24, 2007, respectively, because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2006.  Brazilian filed such financial statements and management discussion and analysis on October 17, 2007, and the Ontario Securities Commission, the British Columbia Securities Commission and the Alberta Securities Commission lifted the cease trading orders in December 2007.  The Ontario Securities Commission issued a temporary cease trading order against Brazilian on May 10, 2006 because of its late filing of annual financial statements and management discussion and analysis for the year ended December 31, 2005.  Brazilian filed such financial statements and management discussion and analysis on May 19, 2006 and the Ontario Securities Commission lifted the temporary cease trade order on May 24, 2006.  The Ontario Securities Commission issued a cease trade order against Brazilian on December 6, 2005 because of its failure to file interim financial statements and management discussion and analysis for the quarter ended September 30, 2005.  Brazilian filed such financial statements and management discussion and analysis on January 5, 2006, and the Ontario Securities Commission lifted the cease trade order on January 17, 2006.  A temporary cease trading order was also issued by the Ontario Securities Commission against the management and insiders of Brazilian on June 10, 2001.  This order was rescinded on July 30, 2001.  The TSX Venture Exchange suspended trading in Brazilian as a result of a cease trade order issued by the British Columbia Securities Commission on June 30, 2003 due to the late filing of financial statements.  The financial statements were subsequently filed with the appropriate regulatory authorities. Such cease trade order was lifted by the British Columbia Securities Commission on July 8, 2003, and by the Ontario Securities Commission on July 29, 2003.

Mr. Griffiths was formerly a director of Consumers Packaging Inc. while it operated under the protection of the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  During the protection period, cease trade orders were issued against management and insiders due to the failure to file financial statements.  Mr. Griffiths was also a director of Confederation Life Insurance Company at the time it was placed into liquidation in 1994 and Consumers Packaging Inc. at the time it was placed in liquidation under the protection of the CCAA in 2001.  Mr. Griffiths was a director of Slater Steel Inc., which operated under the protection of the CCAA in an orderly wind-down and orderly realization in 2004.  PriceWaterhouseCoopers has been appointed receiver without security of all of its property, assets and undertakings in 2004.

Mr. Roller was formerly Vice President of Finance for Century Electronics Manufacturing Inc. (“Century”), a private U.S. company, which filed for bankruptcy under Chapter 11 of the U.S. Bankruptcy Code during January 2001.  Mr. Roller had no stock or any other interest in the company.  After Century operated in Chapter 11 for a period of time, the Bankruptcy Court approved the sale of Century to another company.

Conflicts of Interest

Certain directors and officers of Jaguar and its subsidiary are associated with other reporting issuers or other corporations, and such relationships may give rise to conflicts of interest.  Specifically, Daniel R. Titcomb and William E. Dow are directors of both Jaguar and Brazilian; Mr. Titcomb is also President and Chief Executive Officer of Jaguar; Mr. Lloyd is a director, President and Chief Executive Officer Brazilian and Secretary of Brazilian and Jaguar; and Mr. Kirchhoff is a director, Chief Financial Officer and Treasurer of Brazilian and was the Treasurer of Jaguar until May 11, 2006.  As of March 24, 2008, Brazilian held 5.6 percent of the currently outstanding common shares.  Juvenil T. Felix is Chief Executive Officer and a director of IMS.  As of March 24, 2008, IMS held 7.0 percent of the currently outstanding common shares of Jaguar.  Further, Jaguar is a party to a management agreement with IMS pursuant to which IMS receives certain monthly fees and a lease agreement with Brazilian, which includes an occupancy and administrative services arrangement, pursuant to which Brazilian receives certain monthly fees.  Jaguar was the lender of secured and unsecured loans to Brazilian, which loans were repaid in full in 2006.

In accordance with the Business Corporations Act (Ontario), a director who has a material interest in or is a party to a material contract or a proposed material contract with Jaguar is required, subject to certain exceptions, to disclose that interest and generally abstain from voting on any resolution to approve the contract. In addition, directors are required to act honestly and in good faith with a view to the best interests of Jaguar.  Certain directors of Jaguar have either other employment or other business or time restrictions placed on them and these directors of Jaguar are therefore not likely to be able to devote all of their time to the affairs of Jaguar.

Audit Committee

As of March 24, 2008, the members of the Audit Committee are Messrs. Burns, German and Griffiths.  Mr. Burns is the Chair of the Committee.  Messrs. Burns, German and Griffiths are independent within the meaning of National Instrument 52-110.  All three members are financially literate within the meaning of National Instrument 52-110.

For a description of the biographies of the Audit Committee members, see “Directors and Executive Officers”.

The Charter of the Audit Committee is set forth in Appendix A to this Annual Information Statement.

Audit Fees

During the fiscal years ended December 31, 2006 and December 31, 2007, KPMG LLP, Chartered Accountants (“KPMG”), charged Jaguar a total of Cdn.$171,604 and Cdn.$311,860, respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2006 and December 31, 2007, KPMG charged Cdn.$237,636 and Cdn.$205,463, respectively, for assurance and related services that are reasonably related to the performance of the auditor review of Jaguar’s financial statements but are not reported above in “Audit Fees”.  Such services related to professional services in connection with a prospectus and financial statement reviews.

Tax Fees

In each of the fiscal years ended December 31, 2006 and December 31, 2007, KPMG billed Cdn.$0 and Cdn.$0, respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2006 and December 31, 2007, KPMG billed Jaguar no amounts for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

To the knowledge of the management of Jaguar, none of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction within the past three years or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for (i) two management agreements pursuant to which (A) Brazilian received US$20,000 per month in management fees from Jaguar (which agreement terminated on March 31, 2005), and (B) (x) for the year ended December 31, 2005, Jaguar incurred fees of US$954,000 to IMS in fees for management services rendered to MSOL, (y) for the year ended December 31, 2006, Jaguar incurred fees of US$739,000 to IMS Engenharia Mineral Ltda. for management services provided to MSOL, and (z) for the year ended December 31, 2007, Jaguar incurred fees of US$747,000 to IMS Engenharia Mineral Ltda. for management services provided to MSOL; (iii) (x) Jaguar incurred occupancy fees to Brazilian of US$120,000 in 2006 and consulting fees and administrative service charges of US$314,000 to Brazilian in 2006 and (y) Jaguar incurred occupancy fees to Brazilian of US$15,000 in 2007 and consulting fees and administrative service charges of US$444,207 to Brazilian in 2007; (iv) two loan agreements between Jaguar and Brazilian pursuant to which (A) Jaguar made a loan to Brazilian the amounts of US$800,000, which bears interest at the rate of five percent, which loan was repaid in full in December 2006, and US$268,433, which was repaid with interest totaling US$293,070 in the third quarter of 2005, and (B) Jaguar made non-interest bearing advances to Brazilian amounting to US$251,370, which advances were repaid in full during the third quarter of 2005; (v) a loan agreement between MSOL and Prometálica pursuant to which Prometálica, a company in which Brazilian and IMS are significant shareholders, had borrowed an aggregate of US$5,488,000 from MSOL, US$327,000 of the remaining balance was paid with a transfer of equipment to MSOL (based on an appraisal prepared by an independent engineering firm) as of March 15, 2006 and the remaining balance of accrued interest converted to a net smelting royalty of 1.5 percent on Prometálica’s Monte Cristo zinc project; and (vi) a loan by Jaguar to a trust which is controlled by an officer and director of Jaguar in the amount of US$130,000, bearing interest at the U.S. prime rate plus 1 percent, which was paid in full in 2005.

Juvenil Felix, the Chief Operating Officer and a director of Jaguar, owns or controls 30 percent of the stock of IMS.

TRANSFER AGENTS AND REGISTRAR

The transfer agent and registrar for Jaguar’s common shares is Computershare Investor Services Inc., Toronto, Ontario.

MATERIAL CONTRACTS

Other than contracts entered into the ordinary course of business, the only material contracts that Jaguar has entered are as follows:

2007 Shareholder Rights Plan

See “DESCRIPTION OF CAPITAL STRUCTURE” for a description of the Shareholder Rights Plan adopted by the Board on January 31, 2007.  The Shareholder Rights Plan is attached as Schedule B to the Material Change Report that was filed February 1, 2007 on www.sedar.com.

2007 Financial Advisory Agreement

On February 27, 2007, Jaguar entered into a Financial Advisory Agreement with BCI pursuant to which BCI would act as Jaguar’s financial advisor with respect to the short form prospectus filed on February 28, 2007.  As compensation for BCI’s financial advisory services, Jaguar is obligated to pay BCI advisory fees equal to 3 percent of the exercise price for each Warrant that is submitted for exercise pursuant to the early exercise program.

2007 Underwriting Agreement

On March 9, 2007, Jaguar entered into an underwriting agreement with TD Securities, BCI, BMO Capital Markets and RBC Capital Markets pursuant to which it offered 86,250 units for gross proceeds of Cdn. 86,250,000 on a private placement basis in Canada, the United States and other jurisdictions agreed to by Jaguar and the underwriters.  Pursuant to the agreement, the underwriters received a commission of 4% of the aggregate proceeds.  See "GENERAL DEVELOPMENT OF THE BUSINESS" for a description of the unit offering.

2007 Note Indenture

On March 22, 2007, Jaguar entered into a note indenture with Computershare Trust Company of Canada pursuant to which Jaguar issued Cdn.$86,250,000 aggregate principal amount of 10.5% senior secured notes due March 23, 2012.  The notes were issued as part of the offering of units described above under "2007 Underwriting Agreement".  The note indenture required Jaguar to pledge its interest in the quotas of MSOL as security for its performance thereunder.  See "GENERAL DEVELOPMENT OF THE BUSINESS" for a description of the unit offering.

2008 Underwriting Agreement

On February 6, 2008, Jaguar entered into an underwriting agreement with RBC, TD Securities, BCI, BMO and Raymond James Ltd pursuant to which it offered 8,250,000 common shares at a price of C$13.40 per share for proceeds of C$110,550,000.  Jaguar granted the underwriters an over-allotment option, exercisable in whole or in part up to 30 days following the closing of the transaction, to purchase up to an additional 1,237,500 common shares at a price of Cdn.$13.40 per share, which option was not exercised prior to expiration.  Pursuant to the underwriting agreement, the underwriters received a commission of 4.5 percent of the aggregate proceeds of the offering.  See “GENERAL DEVELOPMENT OF THE BUSINESS” for a description of the common share offering.

INTERESTS OF EXPERTS

Certain disclosure with respect to Jaguar’s properties contained herein or in documents incorporated herein by reference is derived from reports prepared by TechnoMine and Scott Wilson RPA.  Neither TechnoMine nor its principal, Ivan C. Machado, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or of any associate or affiliate of Jaguar.  Neither Scott Wilson RPA nor its principal, Graham G. Clow, owns, directly or indirectly, any securities of Jaguar or has any direct or indirect interest in any property of Jaguar or any associate or affiliate of Jaguar.

ADDITIONAL INFORMATION

Additional information relating to Jaguar may be found on SEDAR at http://www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of Jaguar’s securities, and securities authorized for issuance under equity compensation plans is contained in Jaguar’s information circular for its most recent annual meeting of shareholders.  Additional financial information is provided in Jaguar’s audited consolidated financial statements and management’s discussion and analysis for its financial year ended December 31, 2007.  The Corporation expects to file its comparative financial statements and Management’s Discussion and Analysis for the financial year ended December 31, 2007 by March 24, 2008, which upon filing, will be available on www.sedar.com.

APPENDIX A

Charter of the Audit Committee of the Board of Directors

I.            PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the Board) of Jaguar Mining Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company.  The Committee’s primary duties and responsibilities are to serve as an independent and objective party and to:

•	conduct such reviews and discussions with management and the independent auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•
review the quarterly and annual financial statements and management’s discussion and analysis of the Company’s financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Company’s outside auditors (the “Independent Auditors”), including attending at private meetings with the Independent Auditors and reviewing and approving all renewals or dismissals of the Independent Auditors and their remuneration;

•	monitor the quality and integrity of the Company’s financial statements and other financial information; and

•	provide oversight to related party transactions entered into by the Company.

II.            GENERAL AUTHORITY

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the Independent Auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee.

The Committee shall have unrestricted access to the books and records of the Company and has the authority to communicate directly with internal and Independent Auditors.

The Committee shall have the authority to engage independent counsel and other advisors and experts as it determines necessary to carry out its duties and to set and pay the compensation for any advisors employed by the Committee.  The Committee may fulfill additional duties and adopt additional policies and procedures as may be appropriate in light of changing business, legislative, regulatory or other conditions.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part III of this Charter.

III.           COMPOSITION AND MEETINGS

1.
The Committee and its membership shall meet all applicable legal and listing requirements, including, without limitation, those of the Toronto Stock Exchange (“TSX”), the Business Corporations Act (Ontario) and all applicable securities regulatory authorities, including the Canadian Securities Administrators (the “CSA”).  Each member of the Committee shall be financially literate.

2.
The Committee shall be composed of three or more directors as shall be designated by the Board from time to time.  The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.
Each member of the Committee shall be “independent” (as defined under the Multilateral Instrument 52-110 of the CSA).  Each member of the Committee shall be financially literate (as defined in Multilateral Instrument 52-110).

4.
The Committee shall meet at least once quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements.  A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place.  If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by, the Committee.  A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board.  The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as it may see fit, from time to time, to attend at meetings of the Committee.

11.	The Board may at any time amend or rescind any of the provisions hereof, or cancel them entirely, with or without substitution.

12.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose.  Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose.  All decisions or recommendations of the Audit Committee shall require the approval of the Board prior to implementation.

IV.           RESPONSIBILITIES

A.	Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the Company’s annual audited financial statements to satisfy itself that they are presented in accordance with generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  The Committee shall also review the Company’s interim financial statements and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities.  With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the Independent Auditors as and when the Committee deems it appropriate to do so.  The Committee shall satisfy itself that the information contained in the annual audited and interim financial statements is not significantly erroneous, misleading or incomplete and that in respect of the annual audited financial statements the audit function has been effectively carried out.

2.	The Committee shall review management’s internal control report and the evaluation of such report by the Independent Auditors, together with management’s response.

3.
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents that are required to be reviewed by the Committee under any applicable laws prior to their being filed with the appropriate regulatory authorities including, without limitation, any press releases announcing annual or interim earnings.

4.
The Committee shall meet no less frequently than annually with the Independent Auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, deems appropriate.

5.
The Committee shall inquire of management and the Independent Auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

6.
The Committee shall review the post-audit or management letter containing the recommendations of the Independent Auditors and management’s response and subsequent follow-up to any identified weaknesses.

7.
The Committee shall establish procedures for the receipt, retention and treatment of complaints, including confidential or anonymous employee complaints, with respect to accounting, internal accounting controls and auditing matters.

8.	The Committee shall provide oversight to related party transactions entered into by the Company.

9.
The Committee shall satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information derived or extracted from the Company’s financial statements and periodically assess the adequacy of those procedures.

B.           Independent Auditors

1.	The Committee shall be directly responsible for the selection, appointment, compensation and oversight of the Independent Auditors and the Independent Auditors shall report directly to the Committee.

2.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the Independent Auditors to the Company or its subsidiaries.

3.
The Committee shall monitor and assess the relationship between management and the Independent Auditors and monitor, confirm, support and assure the independence and objectivity of the Independent Auditors.  The Committee shall establish procedures to receive and respond to complaints with respect to accounting, internal accounting controls and auditing matters.

4.	The Committee shall review the Independent Auditor’s audit plan, including scope, procedures and timing of the audit.

5.	The Committee shall review the results of the annual audit with the Independent Auditors, including matters related to the conduct of the audit.

6.
The Committee shall obtain timely reports from the Independent Auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the Independent Auditors’ preferred treatment and material written communications between the Company and the Independent Auditors.

7.	The Committee shall review fees paid by the Company to the Independent Auditors and other professionals in respect of audit and non-audit services on an annual basis.

C.           Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.

DOCUMENT 2

JAGUAR MINING INC.

Consolidated Financial Statements

December 31, 2007 and 2006

AUDITORS' REPORT TO THE SHAREHOLDERS OF JAGUAR MINING INC.

We have audited the consolidated balance sheets of Jaguar Mining Inc. as at December 31, 2007 and 2006 and the consolidated statements of operations and comprehensive loss and deficit and cash flows for each of the years in the three year period ended December 31, 2007.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2007 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
March 24, 2008

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Jaguar Mining Inc. and all the information contained in this annual report are the responsibility of management and have been approved by the Board of Directors.  These financial statements and all other information have been prepared by management in accordance with accounting principles generally accepted in Canada.  Some amounts included in the financial statements are based on management’s best estimates and have been derived with careful judgment.  In fulfilling its responsibilities, management has developed and maintains a system of internal controls.  These controls ensure that transactions are authorized, assets are safeguarded from loss or unauthorized use, and financial records are reliable for the purpose of preparing financial statements.  The Board of Directors carries out its responsibilities for the financial statements through the Audit Committee.  The Audit Committee periodically reviews and discusses financial reporting matters with the Company’s auditors, KPMG LLP, as well as with management.  These financial statements have been audited by KPMG LLP, Chartered Accountants, on behalf of the shareholders.

Daniel R. Titcomb	James M. Roller
President and CEO	Chief Financial Officer

March 24, 2008

JAGUAR MINING INC.

Consolidated Balance Sheet
(Expressed in thousands of U.S. dollars)

	December 31,	December 31,
	2007	2006

Assets
Current assets:
Cash and cash equivalents (Note 16)	$45,711	$14,759
Cash in trust (Note 13(b))	837	-
Accounts receivable	-	1,742
Inventory (Note 3)	10,724	5,297
Prepaid expenses and sundry assets (Note 4)	11,897	4,812
Unrealized foreign exchange gains (Note 5(b))	1,680	-
Forward purchases derivative asset (Note 5(a))	924	-
	71,773	26,610

Prepaid expenses and sundry assets (Note 4)	13,913	9,657
Unrealized foreign exchange gains (Note 5(b))	-	709
Net smelter royalty (Note 6)	1,225	1,535
Restricted cash (Note 7)	3,102	6,027
Property, plant and equipment (Note 8)	82,945	39,162
Mineral exploration projects (Note 9)	61,273	40,430

	$234,231	$124,130

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$14,426	$6,034
Notes payable (Note 10)	11,699	5,274
Current taxes payable	2,086	591
Asset retirement obligations (Note 11)	269	289
Forward sales derivative liability (Note 5(a))	9,844	3,388
	38,324	15,576

Forward sales derivative liability (Note 5(a))	5,580	6,828
Notes payable (Note 10)	83,920	10,550
Future income taxes (Note 12)	2,182	421
Asset retirement obligations (Note 11)	2,706	1,380
Total liabilities	132,712	34,755

Shareholders' equity
Common shares (Note 13(a))	141,316	106,834
Warrants (Note 13(b))	245	4,072
Stock options (Note 13(c))	19,218	8,745
Contributed surplus (Note 13(d))	1,153	1,149
Deficit	(60,413)	(31,425)
	101,519	89,375
Commitments (Notes 5,8, 9, and 17)
Subsequent events (Note 18)
	$234,231	$124,130

See accompanying notes to consolidated financial statements.

On behalf of the Board:

Gary E. German	Director

Daniel R. Titcomb	Director

JAGUAR MINING INC.

Consolidated Statements of Operations and Comprehensive Loss and Deficit
(Expressed in thousands of U.S. dollars, except per share amounts)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Gold sales	$47,834	$21,179	$8,510
Production costs	(25,172)	(13,195)	(6,932)
Other cost of goods sold	(3,141)	(447)	(4,521)
Depletion and amortization	(5,232)	(2,376)	(1,773)
	14,289	5,161	(4,716)

Operating expenses:
Exploration	2,365	183	85
Stock-based compensation (Note 13(c))	10,750	5,990	1,791
Administration	10,273	7,375	4,474
Management fees (Note 15(a))	747	739	1,014
Accretion expense (Note 11)	138	27	7
Other	2,126	486	356
Total operating expenses	26,399	14,800	7,727

Loss before the following	(12,110)	(9,639)	(12,443)

Unrealized loss on forward derivatives (Note 5(a))	4,284	6,823	3,393
Realized loss on forward derivatives (Note 5(a))	5,624	-	150
Unrealized gain on forward foreign exchange derivatives (Note 5(b))	(972)	(709)	-
Realized gain on forward foreign exchange derivatives (Note 5(b))	(2,718)	(846)	-
Foreign exchange gain	(2,280)	(1,871)	(1,093)
Amortization of deferred financing expense	-	698	-
Interest expense	11,170	270	184
Interest income	(4,601)	(1,582)	(1,631)
Gain on disposition of property (Note 9(i))	(381)	-	-
Other non-operating expenses	1,663	-	-
Total other expenses	11,789	2,783	1,003

Loss before income taxes	(23,899)	(12,422)	(13,446)
Income taxes (Note 12)
Current income taxes	2,086	591	185
Future income taxes (recovered)	1,675	(267)	(793)
Total income taxes	3,761	324	(608)

Net loss and comprehensive loss for the year	(27,660)	(12,746)	(12,838)

Deficit, beginning of year as reported	(31,425)	(18,711)	(5,913)
Adjustment to opening deficit (Note 2)	165	-
Deficit as restated	(31,260)	(18,711)	(5,913)
Shares aquired for cancellation (Note 13(a)(ii))	(1,493)	(2)	-
Interest income - share purchase loans (Note 13(a)(iii))	-	34	40

Deficit, end of year	$(60,413)	$(31,425)	$(18,711)

Basic and diluted net loss per share (Note 14)	$(0.52)	$(0.30)	$(0.41)

Weighted average common shares outstanding (Note14)	53,613,175	43,114,563	31,266,914

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

	Year Ended	Year Ended	Year Ended
	December 31,	December 31,	December 31,
	2007	2006	2005

Cash provided by (used in):
Operating activities:
Net loss and comprehensive income for the year	$(27,660)	$(12,746)	$(12,838)
Items not involving cash:
Unrealized foreign exchange (gain) loss	7,907	(97)	172
Stock-based compensation	10,750	5,990	1,791
Amortization of deferred financing costs	-	698	-
Non-cash interest expense	2,953	-	-
Accretion expense	138	27	7
Future income taxes (recovered)	1,675	(267)	(793)
Depletion and amortization	5,232	2,376	1,773
Amortization of net smelter royalty	310	-	-
Interest on loans receivable	-	(102)	(1,051)
Unrealized loss on forward sales derivatives	4,284	6,823	3,393
Unrealized gain on foreign exchange contracts	(972)	(709)	-
Gain on disposition of property	(381)	-	-
Reclamation expenditure	(157)	(105)	-
Change in non-cash operating working capital
Accounts receivable	1,742	(1,161)	(581)
Inventory	(2,624)	(2,193)	1,916
Prepaid expenses and sundry assets	(11,659)	(8,041)	(4,046)
Accounts payable and accrued liabilities	8,424	1,269	2,551
Current taxes payable	1,495	591	-
	1,457	(7,647)	(7,706)
Financing activities:
Repayment of loans receivable	-	-	649
Issuance of common shares, special warrants and warrants, net	30,138	56,102	5,125
Shares purchased for cancellation	(2,089)	(4)	-
Repayment of debt	(6,086)	(2,078)	(1,406)
Increase in debt	64,604	14,965	-
	86,567	68,985	4,368
Investing activities
Mineral exploration projects	(27,233)	(24,663)	(9,947)
Decrease (increase) in restricted cash	2,925	(6,027)	-
Advances to Prometálica Mineração Ltda	-	-	(1,622)
Repayment from Prometálica Mineração Ltda	-	-	4,509
Purchase of property, plant and equipment	(35,859)	(25,422)	(9,560)
	(60,167)	(56,112)	(16,620)

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	3,095	-	-
Increase (decrease) in cash and cash equivalents	30,952	5,226	(19,958)
Cash and cash equivalents, beginning of year	14,759	9,533	29,491
Cash and cash equivalents, end of year	$45,711	$14,759	$9,533

Supplemental cash flow information (Note 16)

See accompanying notes to consolidated financial statements.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

1.	Nature of Business:

The activities of Jaguar Mining Inc. (the "Company") are directed towards developing and operating mineral projects in Brazil.

2.	Significant Accounting Policies:

Existing Accounting Policies:

(a)	Consolidation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries; Mineração Serras do Oeste Ltda. (“MSOL”) and Mineração Turmalina Ltda. (“MTL”).  All significant intercompany accounts and transactions have been eliminated on consolidation.

(b)	Cash and cash equivalents:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents (Note 16).  Cash held on deposit as security is classified as restricted cash (Note 7).

(c)	Inventory:

Gold in process and ore in stockpiles are stated at the lower of average production cost or net realizable value.  Production costs include direct labour, benefits, direct material and other direct product costs including depletion and amortization.  Raw materials and mine operating supplies are stated at the lower of cost, on a first-in first-out basis, or replacement cost.

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels.  As a result, the metallurgical balancing process is constantly monitored and the engineering estimates are refined based on actual results over time.  The ultimate recovery of gold from a leach pad will not be known until the leaching process is concluded.

(d)	Net smelter royalty:

The Company records its net smelter royalty at cost.  Amortization of the net smelter royalty is calculated on a units of production basis.  Royalty revenue is recognized when the Company has reasonable assurance with respect to measurement and collectability.

(e)	Property, plant and equipment:

The Company’s plant and equipment are recorded at cost and are amortized over the useful life of the asset as follows:

Processing plants	-	10 years, straight line
Vehicles	-	5 years, straight line
Equipment	-	5-10 years, straight line
Leasehold improvements	-	over term of lease, straight line
Mining properties	-	unit of production method based upon the mine’s estimated economically proven and probable reserves

         (f)   Impairment:

The carrying value of all categories of plant and equipment and net smelter royalty are reviewed for impairment whenever events or circumstances indicate the recoverable value may be less than the carrying amount.  The net recoverable amount is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition.

Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(g)  Mineral exploration projects:

The Company considers its exploration costs to have the characteristics of property, plant and equipment.  As such, the Company defers all exploration costs, including acquisition costs, field exploration and field supervisory costs relating to specific properties until those properties are brought into production, at which time, they will be amortized on a unit-of-production basis based on their estimated economic life or until the properties are abandoned, sold, or considered to be impaired in value, at which time an appropriate charge will be made.  After a mine property has been brought into commercial production the related costs will be transferred to property, plant and equipment.

The recoverability of the amounts shown for mining interests is dependent on the existence of economically recoverable reserves, the ability to obtain financing to complete the development of such reserves and meet its obligations under various agreements, and the success of future operations or dispositions.

(h)   Income taxes:

The Company accounts for income taxes under the asset and liability method.  Under this method of tax allocation, future income and mining tax assets and liabilities are determined based on differences between the financial statement carrying values and their respective income tax bases (temporary differences).  Future income tax assets and liabilities are measured using the rates expected to be in effect when the temporary differences are likely to reverse.  The effect on future income tax assets and liabilities of a change in tax rates is included in income in the period in which the change is substantively enacted.  The amount of future income tax assets recognized is limited to the amount that is more likely than not to be realized.

The tax basis of the Company's Brazilian assets converted at period-end exchange rates results in temporary differences.

(i)	Reclamation costs:

The Company recognizes the liability arising from legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.  The fair value of a liability for an asset retirement obligation is recorded in the period in which it is incurred.  When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset.  The Company amortizes the amount added to the asset using the depreciation method established for the related asset.  The amortization expense is included in the statement of operations and accounted for in accumulated amortization.  An accretion expense in relation with the discounted liability over the remaining life of the mining properties is accounted for in the statement of operations and added to the asset retirement obligation.  The liability is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation.  Upon settlement of the liability, a gain or loss is recorded.

(j)	Foreign currency translation:

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries.  Monetary assets and liabilities of the Company's Brazilian operations, including future income taxes, are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange.  Transactions in foreign currencies are translated at the actual rates of exchange.  Foreign currency gains and losses are recognized in income.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.	Significant Accounting Policies (continued):

Existing Accounting Policies (continued):

(k)	Revenue recognition:

The Company produces gold doré which is further refined by a third party and sold to international banks.  Revenue is recognized when title is transferred, delivery is effected to the international banks, and when the Company has reasonable assurance with respect to measurement and collectability.

(l)	Stock-based compensation:

The Company has a stock-based compensation plan, which is described in Note 13(c).  The Company accounts for all stock-based payments using the fair value based method.  Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized on a straight line basis over the vesting period.  No compensation cost is recognized for options that employees forfeit if they fail to satisfy the service requirement for vesting.

(m)	Net loss per share:

Basic loss per share is computed by dividing loss available to common shareholders by the weighted average number of common shares outstanding during the period.  The treasury stock method is used to calculate diluted income per share.  Diluted income per share is similar to basic income per share, except that the denominator is increased to include the number of additional common shares that would have been outstanding assuming that options and warrants with an average market price for the period greater than their exercise price are exercised and the proceeds are used to repurchase common shares.

(n)	Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, particularly mineral properties, inventories and disclosure of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenue and expenses during the periods.  Actual results could differ from those estimates.

(o)	Derivative financial instruments:

The Company uses certain derivative financial instruments, principally forward sales contracts, to manage commodity price exposure on gold sales.  Derivative financial instruments are used for risk management purposes and not for generating trading profits.  Derivative financial instruments are not accounted for as hedges.  Unrealized gains and losses on the derivative financial instruments are recognized in the statement of operations and are primarily a result of the difference between the forward spot price of the gold and the forward sales contract price.

(p)	Stripping Costs:

Costs associated with the removal of overburden and other mine waste materials that are incurred in the production phase of mining operations are included in the cost of the inventory produced in the period in which they are incurred, except when the charges represent a betterment to the mineral property.  Charges represent a betterment to the mineral property when the stripping activity provides access to reserves that will be produced in future periods that would not have been accessible without the stripping activity.  The Company capitalizes costs related to a betterment of the mineral property.  The charges are amortized over the reserve accessed by the stripping activity using the unit-of-production method.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued:)

New Accounting Policies:

Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(q)	Accounting Principles Issued and Implemented:

(i)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in fair value charged or credited to the statement of operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses relating to an other than temporary impairment are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as at January 1, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

2.      Significant Accounting Policies (continued):

New Accounting Policies (continued):

(q)  Accounting Principles Issued and Implemented (continued):

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

(ii)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(iii)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

(r)   Recently issued accounting pronouncements:

(i)   Financial Instruments Disclosure and Presentation:

In December 2006, the CICA published Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments- Presentation.  These standards introduce disclosure and presentation requirements that will enable financial statements’ users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(ii)  Capital Disclosures:

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance.  This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(iii) Inventories:

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories.  Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The Company is currently assessing the impact of these new recommendations on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

3.      Inventory:

Inventory is comprised of the following:

	December 31, 2007	December 31, 2006
Raw materials	$1,013	$793
Mine operating supplies	2,646	-
Ore stockpiles	1,967	977
Gold in process	5,098	3,527
	$10,724	$5,297

4.	Prepaid Expenses and Sundry Assets:

	December 31, 2007	December 31, 2006
Balance is made up of:
Advances to suppliers	$506	$331
Recoverable taxes (a)	24,593	11,510
Deferred financing fees (Note 2(q)(i))	-	2,140
Sundry receivables from related parties (b)	185	149
Other	526	339
	25,810	14,469
Less:
Long term recoverable taxes	13,893	7,517
Long term other prepaid expenses	20	47
Long term deferred finance fees	-	2,093
	13,913	9,657
Current portion of prepaid expenses and sundry assets	$11,897	$4,812

(a)
The Company is required to pay certain taxes in Brazil, based on consumption.  These taxes are recoverable from the Brazilian tax authorities through various methods.  The recoverable taxes are denominated in Brazilian reais (R$) amounting to R$43.3 million (2006 - R$24.6 million).

(b)
Sundry receivables are due from Prometálica Centro Oeste Mineração Ltda (“PCO”) and Prometálica Mineração Ltda (“PML“) related parties (Note 15(c)).  PCO is controlled by IMS Empreendimentos Ltda (”IMS”), a founding shareholder of the Company.

5.	Risk Management Policies:

Derivative Financial Instruments

The company has entered into the following contracts:

(a)	Forward sales and purchase contracts:

In connection with the Turmalina loan facility (Note 10(f)), the Company has entered into forward sales contracts to manage commodity price exposure on gold sales.  The contracts were matched to a percentage of the anticipated future production of gold by the Turmalina and Sabará mining operations from the first quarter of 2007 to the second quarter of 2009 amounting to a total of 77,002 ounces of gold.  The forward sales contracts are to be settled at US$527.10 per ounce at the end of each quarter over the term of the contract against the London PM fix without the requirement for the delivery of the gold produced.  As at December 31, 2007 forward sales contracts amounting to 48,556 ounces of gold were outstanding.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(a)	Forward sales and purchase contracts (continued):

In September 2007 the Company received an amendment to the Turmalina loan facility (Note 10(f)) from the lender, which allows the Company to close the forward sales contracts, subject to the requirement to reinstate forward sales contracts in similar amounts if the price of gold drops to or below $520 per ounce of gold.

As at December 31, 2007, current liabilities include $9.8 million (2006 - $3.4 million) of unrealized losses related to the forward sales contracts.  As at December 31, 2007, long term liabilities include $5.6 million (2006 - $6.8 million) of unrealized losses related to the forward sales contracts.  In an effort to mitigate these losses, in the fourth quarter of 2007, the Company purchased forward purchase contracts totalling 55,654 ounces at an average gold price of $822.43 per ounce.  The Company settled 7,098 ounces of the hedges (both forward sales and forward purchases) at the end of the fourth quarter of 2007.  The outstanding forward purchase contracts for 48,556 ounces had a positive mark-to-market value of $0.9 million as at December 31, 2007 which is included in current assets (December 31, 2006 - $nil).  The outstanding forward sales and purchase contracts had a combined negative mark-to-market value of $14.5 million as at December 31, 2007 (December 31, 2006 - $10.2 million).

Included in the statement of operations for the year ended December 31, 2007, is a net unrealized loss on forward gold derivatives of $4.3 million (2006 - unrealized loss of $6.8 million, 2005 - unrealized loss of $3.4 million) and a realized loss on forward gold derivatives of $5.6 million (2006 - $nil, 2005 - $150,000).  The unrealized gains relating to the forward purchase contracts have been classified as an offsetting amount to the unrealized losses relating to the forward sales contracts.  See subsequent events (Note18 (c)).

(b)	Forward foreign exchange contracts:

As at December 31, 2007, the Company has forward foreign exchange contracts to purchase Brazilian Reais at a weighted average rate of 2.1037 as follows:

Settlement Date	Amount	Settlement amount in thousands of $Reais
31-Jan-08	1,000	$1,986
31-Jan-08	1,000	2,007
29-Feb-08	1,000	1,974
29-Feb-08	1,000	1,998
31-Mar-08	1,000	2,558
30-Apr-08	2,000	4,162
30-May-08	1,000	2,057
29-Aug-08	1,000	2,076
28-Nov-08	1,000	2,201
30-Dec-08	1,000	2,122
	11,000	$23,141

The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at December 31, 2007, $3.0 million of cash was restricted for this purpose.  (Note 7).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

5.	Risk Management Policies (continued):

(b)	Forward foreign exchange contracts (continued):

At December 31, 2007, current assets include $1.7 million and long term assets include $nil (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains.  Included in the statement of operations for the year ended December 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $972,000 (2006 - gain of $709,000, 2005 - $nil) and a realized gain on forward foreign exchange derivatives of $2.7 million (2006 - gain of $846,000, 2005 - $nil).

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations.  The Company deals with only highly rated counterparties, normally major financial institutions.  The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

6.	Net Smelter Royalty:

	2007	2006
Prometálica Mineração Ltda. (“PML”)	$1,535	$1,535
Less accumulated amortization	(310)	-
Net	$1,225	$1,535

On March 20, 2006, the Company entered into an agreement with PML whereby it exchanged a loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.   In connection with the agreement, PML had the right to buy out the NSR for $1.63 million which was not exercised.

During 2007 the Company received royalty income of approximately $0.3 million (Note 15(c). The royalty income and the related amortization are netted in other operating expenses in the statement of operations.  PML’s controlling shareholders are Brazilian Resources, Inc. (“BZI”) and IMS, the founding shareholders of the Company.

7.	Restricted Cash:

At December 31, 2007 $3.0 million was restricted as collateral for the foreign exchange contracts (December 31, 2006 - $3,000,000) (Note 5(b)) and $nil was restricted as collateral for equipment loans (December 31, 2006 - $0.3 million (Note 10(b)(i)).  In addition $102,000 was held in a Certificate of Deposit as collateral for an expense credit line (December 31, 2006 - $nil).  At December 31, 2006 an additional $2.7 million was restricted due to loan covenants for the Turmalina loan facility (Note 10(f)).

8.	Property, Plant and Equipment:

	December 31, 2007
	Cost	Accumulated Amortization	Net
Processing plant	$9,037	$(1,761)	$7,276
Vehicles	3,418	(1,014)	2,404
Equipment	35,704	(4,750)	30,954
Assets under construction	22,128	-	22,128
Mining properties (a)	26,706	(6,523)	20,183
	$96,993	$(14,048)	$82,945

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

8.	Property, Plant and Equipment (continued):

	December 31, 2006
	Cost	Accumulated Amortization	Net
Processing plant	$5,792	$(536)	$5,256
Vehicles	2,215	(460)	1,755
Equipment	15,372	(1,338)	14,034
Assets under construction	16,451	-	16,451
Mining properties (a)	6,908	(5,242)	1,666
	$46,738	$(7,576)	$39,162

(a)
 During 2007 the Company determined that mining properties in production should be classified in Property, Plant and Equipment (“PPE”).  In previous periods all mining properties including those in production were grouped with Mineral Exploration Projects.  Effective December 31, 2006 the Sabará property, which has been in production since 2004, was reclassified to PPE.  Effective January 1, 2007 the Turmalina property, which commenced production in 2007, was reclassified to PPE.  See Note 9 for a breakdown of costs reclassified.

Mining properties include the following two properties which are in production, Sabará and Turmalina:

(i)    Sabará

  The Sabará property is subject to a 1% Net Smelter Royalty (“NSR”).  Production began in the Sabará Region in December 2003.

(ii)     Turmalina:

In September 2004, the Company entered into an agreement whereby the Company acquired 100% of the quota shares of MTL, which holds certain mineral rights.  The purchase price was $1,350,000 of which $600,000 was paid in September 2004 and                 $400,000 in January 2006.  The note payable was due on demand and non-interest bearing (Note 10(a)).  The balance of $350,000 was satisfied during the year from the transfer of Sabará Zone C property (“Zone C”) to AngloGold Ashanti Brasil Mineração Ltda. (“AngloGold”) (Note 9).

The terms of the acquisition of MTL include a royalty payable by the Company to an unrelated third party.  The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects:

	Balance December 31, 2005	Additions	Balance December 31, 2006	Additions	Write-off fully amortized property	Reclassify to Different Project	Reclassify to Plant and Equipment	Balance December 31, 2007

Sabará:
Acquisition of property	$3,195	$-	$3,195	$39	$-	$-	$(3,234)	$-
Mine development expenditures, exploration and carrying costs	3,318	590	3,908	3,970	(1,570)	(4,123)	(2,185)	-
Asset retirement obligations	127	325	452	5	(66)	(72)	(320)	-
Accumulated amortization	(3,434)	(1,805)	(5,239)	(256)	1,636	20	3,839	-
	3,206	(890)	2,316	3,758	-	(4,175)	(1,900)	-
Paciência Project (Rio De Peixe):
Acquisition of mineral rights to the property	1,266	-	1,266	63	-	(1,329)	-	-
Exploration expenditures and carrying costs	8	8	16	58	-	(74)	-	-
	1,274	8	1,282	121	-	(1,403)	-	-
Caeté Project (Pilar):
Acquisition of property	1,114	-	1,114	(64)	-	(1,050)	-	-
Mine development expenditures, exploration and carrying costs	2,337	6,132	8,469	2,736	(472)	(10,733)	-	-
Asset retirement obligations	-	247	247	-	(107)	(140)	-	-
Accumulated amortization	(95)	(484)	(579)	-	579	-	-	-
	3,356	5,895	9,251	2,672	-	(11,923)	-	-
Paciência project (i):
Acquisition of properties	818	-	818	264	-	1,706	-	2,788
Mine development expenditures, exploration and carrying costs	4,980	9,005	13,985	10,486	(113)	(6,999)	-	17,359
Accumulated amortization	(118)	(69)	(187)	-	113	74	-	-
	5,680	8,936	14,616	10,750	-	(5,219)	-	20,147
Turmalina (ii):
Acquisition of properties	1,883	-	1,883	7	-	-	(1,890)	-
Mine development expenditures, exploration and carrying costs	2,981	8,944	11,925	4,899	-	-	(14,504)	2,320
Asset retirement obligations	-	964	964	-	-	-	(964)	-
Accumulated amortization	-	-	-	(394)	-	-	394	-
Reclassification to plant and equipment	(141)	-	(141)	-	-	-	141	-
	4,723	9,908	14,631	4,512	-	-	(16,823)	2,320
Caeté Expansion Project (iii):
Acquisition of property	-	-	-	8,522	-	1,175	-	9,696
Mine development expenditures, exploration and carrying costs	-	-	-	7,544	-	21,427	-	28,971
Asset retirement obligations	-	-	-	-	-	212	-	212
Accumulated amortization	-	-	-	-	-	(94)	-	(94)
	-	-	-	16,066	-	22,720	-	38,785
Faina and Pontal
Mine development expenditures, exploration and carrying costs	-	-	-	21	-	-	-	21
	-	-	-	21	-	-	-	21
Balance December 31 as reported	18,239	23,857	42,096	37,900	-	-	(18,723)	61,273

Less: Sabará property reclassified to PPE			(1,666)	-	-	-	-	-

Total Mineral Exploration Projects	$18,239	$23,857	$40,430	$37,900	$-	$-	$(18,723)	$61,273

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

9.	Mineral Exploration Projects and Mining Properties (continued):

(i)	Paciência project

The Paciência project includes the following properties, Santa Isabel, Morro do Adao, Rio de Peixe, Palmital, Ouro Fino, Marzagao, Bahu, Monges and Ajuda.

In November 2003 the Company closed on a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000.  The mineral rights acquired relate to the following properties in the Paciência project, Santa Isabel, Morro do Adão, Bahu and Marzagao and the following properties in the Caeté expansion project, Catita and Camará, The Company will also pay a sliding scale NSR, from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

If the Company discovers, on a concession basis, in excess of 750,000 ounces of gold over the measured and indicated resources used in the agreement, AngloGold has the right to buy-in up to 70% of that concession for a predetermined price.  If the above event were to occur, the Company would retain a 30% interest and would receive the same sliding scale NSR payment from AngloGold as the one mentioned above.

On November 21, 2007 the Company reached an agreement with AngloGold whereby it transferred Zone C to AngloGold for an agreed upon value of $8.1 million.  Part of the purchase price was satisfied by the settlement of $0.4 million in existing liabilities payable by MSOL to AngloGold.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties purchased from AngloGold in 2003.  MSOL will not be required to make royalty payments on the equivalent of approximately 280,000 ounces of gold.  The Company recorded a gain of $381,000 based on the difference between the carrying value of Zone C and the amount of the liabilities settled in the transaction.  Since the future royalty payments are contingent on the production and sale of gold at the related properties, the Company will recognize that portion of the gain as reduced royalty expense over the life of the mine.

     (ii)   Turmalina

The costs relate to the Satinoco property.  The property is subject to a royalty payable to a third party (Note 8).

     (iii)   Caeté Expansion Project

The project includes the following properties, Pilar-sulphide, Catita-sulphide, Camara, Roça  Grande and Serra Paraiso.

Pilar

Pursuant to a property acquisition agreement dated November 19, 2003, the Company acquired the Santa Bárbara (Pilar) gold property from Companhia Vale do Rio Docê (“CVRD”).  The purchase price was $1.1 million for the actual known measured and indicated gold resources at that time.

For any additional resources determined to be measured or indicated by the Company’s exploration program on the property prior to November 2005, CVRD was to be paid $7.48 per ounce of additional gold resource identified.  In September 2007 it was determined that the Company owed CVRD an additional $1.3 million which was paid in December 2007.

Roça Grande

In 2005 the Company acquired an option from CVRD for the Roça Grande Properties.  During 2007 the Company and CVRD determined the value of the Roça Grande properties at approximately $7.8 million (Note 10(i)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable:

	December 31, 2007	December 31, 2006
(a) Due to AngloGold	$-	$350
(b)(i) Due to ABN AMRO	135	390
(b)(ii) Due to ABN AMRO	600	-
(c) Due to Banco Volkswagen	349	444
(d)(i) Due to Banco Itaú S.A.,formerly Bank Boston	14	39
(d)(ii) Due to Banco Itaú S.A.	179	296
(e) Due to Banco Itaú S.A.	1,200	-
(f) Due to RMB International	8,762	14,000
(g)(i) Due to Banco Bradesco	217	305
(g)(ii) Due to Banco Bradesco	1,000	-
(h) Private placement notes	74,707	-
(i) Due to CVRD	6,956	-
(j) Due to Banco Santander	1,500	-
	95,619	15,824
Less: Current portion	11,699	5,274
	$83,920	$10,550

Payments over the next 5 years:
2008	$12,493
2009	10,258
2010	-
2011	-
2012	87,289
Total	110,040
Less unamortized discounts	(14,421)
Net	$95,619

(a)	Due to AngloGold

Relates to purchase of quota shares of MTL.  The demand note payable was repaid in 2007.

(b)	Due to ABN AMRO

(i)
Relates to a secured credit facility of R$990,000 (approximately $559,000) for the purpose of purchasing equipment.  As at December 31, 2007 R$239,000 ($135,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 4% (10.25% at December 31, 2007 and 10.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to secured notes payable of $600,000 for general working capital.  The advance on export contracts bear interest at 6.5% per annum and is repayable on June 14, 2008.  The note is secured by future gold sales.

(c)	Due to Banco Volkswagen

Relates to a secured note payable of R$619,000 ($349,000) at December 31, 2007 for the purpose of purchasing trucks.  The loan bears interest at TJLP (Brazilian government rate) plus 2.99% (9.24% at December 31, 2007 and 9.84% at December 31, 2006) and is repayable over 48 months.  The loan is secured by the trucks purchased.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(d)	Due to Banco Itaú S.A. formerly Bank Boston

(i)
Relates to a secured credit facility of R$2.5 million (approximately $1.4 million) for the purpose of purchasing equipment.  As at December 31, 2007 R$24,000 ($14,000) was outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 3% (9.25% at December 31, 2007 and 9.85% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(ii)
Relates to a part of the secured credit facility of R$2.5 million (Note 10 (d)(i))  for the purpose of purchasing equipment of which R$317,000 ($179,000) is outstanding.  The loan bears interest at TJLP (Brazilian government rate) plus 2.7% per annum (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and is repayable over 36 months.  The loan is secured by the equipment purchased.

(e)	Due to Banco Itaú S.A.

Relates to secured notes payable of $1.2 million for general working capital.  The loan bears interest at 11% per annum and was repaid on January 21, 2008.  The note was secured by personal guarantees of certain officers of MSOL.

(f)	Due to RMB International

Relates to a loan facility agreement with an original principal amount of $14 million.  Effective January 1, 2007 the loan was recorded at the carrying value of $11.7 million (principal outstanding less the unamortized financing fees) in accordance with CICA Handbook Section 3855 (Note 2(q)(i)).  The loan bears interest at U.S. LIBOR plus 4% per annum (8.7% at December 31, 2007 and 9.36% at December 31, 2006).  The loan also has a commitment fee of 1.25% per annum on undrawn funds, which is payable quarterly.   The loan is repayable in quarterly installments of $1.4 million which commenced June 30, 2007 and continue to September 30, 2009.  At December 31, 2007 $4.2 million had been repaid and $9.8 million remained outstanding.  The terms of the loan required hedging strategies for gold price and currency protection.  In September 2007 the Company received an amendment to the Turmalina loan facility from the lender, which allows the Company to close the forward sales contracts, subject to certain conditions (Note 5).  The loan is secured by all of the assets of MTL, including an escrow agreement regarding the cash sweep accounts (through which all Turmalina and Sabará related cash transactions must flow), a pledge by MSOL of its quota shares in MTL, the assets of Sabará, a limited recourse guarantee by MSOL, a guarantee by Jaguar, and a negative pledge by Jaguar against disposing or encumbering their quota shares in MSOL.   The arrangement fee included a cash fee of $280,000, issuance of 350,000 listed Jaguar warrants and 1,093,835 unlisted warrants.   300,000 unlisted warrants were also issued to consultants involved in the financing.  These warrants, valued at $1.7 million, were issued in association with the credit facility.  The cost of warrants and arrangement fees are included in the carrying value of the loan and are being amortized over the life of the loan using the effective interest method.  The terms of the loan require that financial covenants (primarily in relation to anticipated future cash flows and additional financial indebtedness) be maintained.  At December 31, 2007 the Company is in compliance with these financial covenants.  The terms of the loan also required that a minimum of $2.5 million plus accrued interest ($2.7 million as at December 31, 2006) be deposited to a cost overrun account (Note 7).  The restrictions on these funds were lifted during 2007.  See subsequent events (Note 18(b)).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(g)	Due to Banco Bradesco

(i)
Relates to a secured credit facility of R$1.5 million ($847,000) for the purpose of purchasing equipment of which R$384,000 ($217,000) is outstanding.  The equipment loans bear interest at TJLP (Brazilian government rate) plus 2.7% (8.95% at December 31, 2007 and 9.55% at December 31, 2006) and are repayable over 36 months.  The loans are secured by the equipment purchased.

(ii)
Relates to secured notes payable of $1.0 million for general working capital.  The advance on export contracts bears interest at 6.4% per annum and is repayable July 29, 2008.  The note is secured by future gold sales.

(h)	Private placement notes

Relates to notes payable issued in a private placement of 86,250 units on March 22, 2007 for gross proceeds of Cdn.$86.3 million ($74.5 million).  Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of Jaguar (Note 13(a)).  The notes are secured by shares of MSOL, which holds all of the operating assets of the Company, and are repayable on March 23, 2012. At the option of the Company, the notes may be redeemed in whole or in part after March 22, 2010 at 102% of the principal amount, and at 101% of the principal amount after March 22, 2011.  In addition, the notes may be redeemed in whole prior to March 23, 2010 at 102% of the principal amount should a change of control occur.

The Company allocated a portion of the private placement proceeds to common shares based on the share price of the common shares on March 8, 2007.  The following is a summary of the allocation of the proceeds from private placement notes and reconciliation to the carrying value outstanding as at December 31, 2007:

Notes Payable
Gross proceeds	$74,508
Allocation to common shares	(11,362)
Allocation to call option	74
Finance fees	(2,842)
Net	60,378
Amortization of finance fees	1,720
Period end foreign exchange adjustment	12,609
Net carrying value of private placement notes	$74,707

(i)   Due to CVRD

Relates to purchase of mineral rights for the Roça Grande property.  The demand note payable is non-interest bearing and is expected to be repaid by 2009.

The Company acquired an option to obtain mineral rights at the Roça Grande gold property from CVRD under an agreement dated November 28, 2005 for 3.5% of the market value of CVRD’s estimated resources plus 2.5% of any additional resources determined by Jaguar less expenses associated with the transfer.  During 2007 Jaguar completed its audit of CVRD’s resource estimate and exercised its option to purchase the mineral rights for approximately $7.8 million. The Company will execute the final transfer agreement in the second quarter of 2008. The Company expects to pay $2.0 million of the purchase price in 2008 and the remaining balance of $5.8 million in 2009.  CVRD retains certain iron ore exploration rights on the properties and retains a 70% back-in right if the Company has more than five million ounces of gold reserves on the properties by November 2010.  The contract grants corresponding rights for CVRD to explore a property owned by the Company for iron and to acquire iron mineral rights on the property until November 2008.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

10.	Notes Payable (continued):

(i)    Due to CVRD (continued):

According to CICA Handbook Section 3855 the note payable was recognized at its fair value and the discount is being amortized to expense using the effective interest method.

(j)    Due to Banco Santander

Relates to secured notes payable of $1.5 million for general working capital.  The advance on export contracts bears interest at 6.8% per annum and is repayable June 27, 2008.  The note is secured by future gold sales.

11.    Asset Retirement Obligations:

		2007		2006
Balance, beginning of year		$1,669		$211
Increase in reclamation obligations
Sabará Plant and Zone A	$433		$325
Pilar	-		247
Turmalina	892	1,325	964	1,536
Reclamation expenditures		(157)		(105)
Accretion expense		138		27
Balance, end of year		2,975		1,669
Less: current portion		269		289
		$2,706		$1,380

The asset retirement obligations relate to the following:

(a)      Sabará Zone B:

The Company expects to spend approximately $140,000 in 2008 to reclaim the land that has been disturbed as a result of the mining activity.

(b)	Caeté Plant:

    The Company expects to spend approximately $110,000 in 2013 relating to plant closure costs.

(c)	Sabará Plant and Zone A:

The Company expects to spend approximately $833,000 between 2009 and 2015 to reclaim land that has been disturbed as a result of mining activity.

(d)	Pilar Mine Development:

    The Company expects to spend approximately $129,000 in 2008 to reclaim land that has been disturbed as a result of mining activity.

(e)	Turmalina Plant and Mine:

    The company expects to spend approximately $3.1 million between 2014 and 2019 to reclaim land that has been disturbed as a result of the mining activity.

The estimated future cash flows have been discounted at a credit adjusted risk free rate of 10%.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes:

The Company is subject to income taxes in both Canada and Brazil.

The recovery of income taxes varies from the amounts that would be computed by applying the combined Canadian federal and provincial statutory rate of approximately 36.12% (2006 - 36.12%, 2005 - 36.12%) to loss before income taxes as follows:

	2007	2006	2005
Expected income tax recovery (expense) using statutory income tax rate 36.12%	$8,632	$4,395	$4,857
Increase (decrease) in tax recovery resulting from:
Unrealized foreign exchange gain	824	262	395
Stock based compensation	(3,883)	(2,164)	(647)
Loss on forward sales derivatives	(3,910)	(2,464)	(1,225)
Non-deductible interest expense	(497)	-	-
Interest income-share purchase loans	-	(12)	(14)
Capital gains tax on expired warrants	(1)	(183)	-
Impact of future changes in enacted tax rates	(2,403)	-	-
Valuation allowance	(2,523)	(158)	(2,758)
Income tax (expense) recovery	$(3,761)	$(324)	$608

The tax effects of temporary differences that give rise to significant portions of future tax assets and liabilities as at December 31 are as follows:

	2007	2006
Future Tax Assets
Canada
Non-Capital losses (a)	$5,831	$4,491
Stock issuance costs	1,510	1,641
Cumulative eligible capital	174	184
Unrealized gain on forward foreign exchange contracts	-	(256)
Unrealized gain on forward sales derivatives	(268)	-
Unrealized loss on foreign exchange	4,050	-
Brazil
Non-Capital losses (b)	1,403	1,569
Amounts not deductible until paid (realized)	1,240	263
	13,940	7,892
Valuation Allowance	(11,301)	(7,029)
	2,639	863
Future Tax Liabilities
Brazil
Acquisition of mineral property
Sabará	(70)	(97)
Rio de Peixe	(599)	(498)
Acquisition of Caeté Plant	(37)	(51)
Capitalized pre-stripping cost	(1,476)	(482)
Engineering costs capitalized	(145)	(156)
Unrealized foreign exchange gain	(2,494)	-
	(4,821)	(1,284)
Net Future Tax Liabilities	$(2,182)	$(421)

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

12.    Income taxes (continued):

Canada

(a)	The Company has non-capital losses carried forward of approximately $20.1 million that are available for tax purposes. The losses expire as follows:

Year	Amount in thousands of U.S.$
2009	$522
2010	$2,277
2011	$3,799
2015	$5,809
2026	$1,643
2027	$6,054

None of the Canadian non-capital loss carry-forwards have been included in future tax assets.

Brazil

(b)
The Company has non-capital loss carry-forwards of approximately $4.1 million which can be carried forward indefinitely, however, only 30% of the taxable income in one year can be applied against the loss carry-forward balance.  All of the Brazilian non-capital loss carry-forwards have been recognized in future tax assets.

13.     Capital Stock:

(a)	Common shares:

Authorized and issued:

The Company is authorized to issue an unlimited number of common shares.  The Company has issued the following common shares.

	Number	Amount
Balance, December 31, 2004	30,283,389	$42,843
Exercise of purchase and compensation warrants (Note 13(b))	2,432,175	3,736
Issuance of over allotment options	550,000	1,470
Exercise of stock options exercised - cash method (Note 13(c))	25,000	20
Exercise of stock options exercised - cashless method (Note 13(c))	55,773	18
Other stock issuance costs	-	(74)
Balance December 31, 2005	33,346,337	$48,013
Exercise of purchase and compensation warrants (Note 13(b))	1,965,335	9,303
Exercise of stock options exercised - cash method (Note 13(c))	42,333	124
Exercise of stock options exercised - cashless method (Note 13(c))	1,128,903	1,233
Public offering (i)	11,435,000	51,368
Other stock issuance costs	-	(4,005)
Shares acquired under normal course issuer bid, shares to be cancelled (ii)	(1,000)	(2)
Repayment of share loan (iii)	-	800
Balance December 31, 2006	47,916,908	$106,834
Early warrant exercises (Note 13(b))	5,189,639	22,020
Stock issuance costs related to early warrant exercise (Note 13(b))	-	(1,483)
Exercise of purchase and compensation warrants (Note 13(b))	547,869	3,213
Exercise of stock options exercised - cash method (Note 13(c))	52,842	268
Exercise of stock options exercised - cashless method (Note 13(c))	107,292	209
Private placement notes (Note 10(h))	2,156,250	11,375
Stock issuance costs related to private placement notes (Note 10(h))	-	(524)
Shares acquired under normal course issuer bid and cancelled (ii)	(236,400)	(596)
Balance, December 31, 2007	55,734,400	$141,316

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(a)	Common shares (continued):

(i)
On March 27, 2006 the Company completed a public offering of 11,435,000 common shares at a price of Cdn.$5.25 per share for gross proceeds of $51.4 million (Cdn.$60.0 million).  Net proceeds received were $47.4 million (Cdn.$55.4 million) after underwriters fees and legal costs, closing costs and allocation of broker warrants were deducted.  The Company issued 343,050 broker warrants to the agent of the public offering.  The broker warrants are included in the warrants schedule (Note 13(b)).  Each broker warrant is convertible into one common share at a price of Cdn.$5.25 expiring March 27, 2008.  A value of $584,000 (Cdn.$683,000) was allocated to the broker warrants and recorded as share issue cost.

(ii)
In August 2006, Jaguar received approval from the TSX for a normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During 2006, Jaguar purchased 1,000 common shares at an average price of Cdn.$4.65 per common share.  During 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share.  These shares have been cancelled.

In August 2007, Jaguar received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of Jaguar at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million.  The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  At December 31, 2007 the Company had purchased 174,000 of its common shares at an average price of Cdn.$9.92 under the second normal course issuer bid.  Of these shares purchased 53,800 shares were cancelled as at December 31, 2007 and the remaining 120,200 shares purchased were cancelled subsequent to December 31, 2007.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

In accordance with CICA handbook section 3240 the share purchases were recorded as a reduction in the common share balance equivalent to the average cost basis of the shares purchased, and an adjustment to shareholders’ equity.  During 2007 common stock was reduced by $596,000 (2006 - $2,000), and the excess paid over the average cost basis in the amount of $1.5 million (2006 - $2,000, 2005 - $nil) was charged to deficit.

(iii)
Deducted from the common share balance at December 31, 2005 was an $800,000 loan to BZI made October 2, 2003.  In return for the loan, the Company received a first option to purchase BZI’s interest in a certain mining project.  BZI used the proceeds of the loan to purchase 500,000 common shares of the Company from a third party.  The loan was fully repaid in 2006.  Under CICA Emerging Issues Committee 132 - Share Purchase Financing, the loan was classified as a reduction to shareholders’ equity and the repayment as an increase to shareholders’ equity.  Included in the statement of deficit is interest income of $nil (2006 - $34,000, 2005 - $40,000) relating to this loan.

Shareholder Rights Plan

On January 31, 2007 the Company adopted a Shareholder Rights Plan (“Rights Plan”) to ensure the fair treatment of shareholders in connection with any take-over bid for common shares of Jaguar.  Rights issued under the Rights Plan will become exercisable upon the announcement of an intention to acquire beneficial ownership of 20% or more of the outstanding shares of the Company without complying with the Permitted Bid provisions in the Rights Plan or without approval of the Board.  These rights will entitle shareholders to purchase additional common shares at a substantial discount to the market price at that time.  The Rights Plan has been approved by the Toronto Stock Exchange and was ratified by the shareholders on May 10, 2007.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(b)	Warrants:

		Number	Amount
Balance, December 31, 2004		9,850,721	$4,965
Over-allotment warrants issued		275,000	181
Compensation warrants issued with the over-allotment options issued in January 2005	33,000
Underlying warrants associated with the compensation warrants issued in January 2005	16,500	49,500	39
Exercise of purchase and compensation warrants		(2,432,175)	(243)
Issuance of warrants associated with the credit facility (Note 10 (f))		1,743,835	1,729
Warrants expired - transferred to contributed surplus (Note 13 (d))		(227,496)	(117)
Balance, December 31, 2005		9,259,385	$6,554
Exercise of purchase and compensation warrants		(1,965,335)	(2,053)
Compensation warrants issued on public offering March 2006 (Note 13(a)(i))		343,050	584
Warrants expired - transferred to contributed surplus (Note 13(d))		(1,895,800)	(1,013)
Balance, December 31, 2006		5,741,300	$4,072
Exercise of purchase and compensation warrants		(5,366,721)	(3,671)
Warrants forced out		(225,403)	(152)
Warrants expired		(5,095)	(4)
Balance, December 31, 2007		144,081	$245

The following is a summary of the warrants date of issue, exercise price and expiry date outstanding at December 31, 2007:

Number Outstanding	Date of Issue	Exercise Price	Expiry Date
144,081	March 27, 2006	Cdn.$5.25	March 27, 2008

On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As of March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.  This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing each remaining listed warrant (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  At December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 common shares.

At December 31, 2007, $0.8 million of cash was held in trust relating primarily to warrant exercises (2006 - $nil).

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.	Capital Stock (continued):

(c)	Stock options:

During 2003 the Company established The Jaguar Stock Option Plan (the “Plan”).  Under the Plan the Company may grant options to directors, officers, employees, and consultants of the Company, and its subsidiaries.  The maximum number of Company shares that have been reserved under this plan is 10,500,000.  Options granted after February 17, 2004 do not have any specific vesting provisions.

Effective October 22, 2004 the Plan was amended to allow a cashless exercise of the options.  Under this amendment, an option holder can elect to have the Company withhold a number of shares of stock issued as payment of the exercise prices, based on the price of the shares at the close of trading on the day preceding the day of exercise of the options, with the net shares issued to the optionee in connection with the exercised options.  During the year ended December 31, 2007, 164,000 options were exercised using the cashless method (2006 -1,796,967, 2005 - 80,000).

	Number	Amount
Balance, December 31, 2004	3,282,619	$2,257
Stock based compensation	n/a	1,791
Issued during the year	1,275,000	-
Options exercised - conventionally	(25,000)	(4)
Options exercised - cashless method	(80,000)	(18)
Unvested options expired upon termination	(17,500)	-
Options expired	(9,819)	-
Balance, December 31, 2005	4,425,300	$4,026
Stock based compensation	-	5,990
Issued during the year	3,045,000	-
Options exercised - conventionally	(42,333)	(19)
Options exercised - cashless method	(1,796,967)	(1,233)
Vested options expired upon termination, transferred to contributed surplus (Note 13(d))	(13,000)	(19)
Unvested options expired upon termination	(149,000)	-
Options expired	(200,000)	-
Balance, December 31, 2006	5,269,000	$8,745
Stock based compensation	-	10,750
Issued during the year	2,808,500	-
Options exercised - conventionally	(52,842)	(68)
Options exercised - cashless method	(164,000)	(209)
Unvested options expired upon termination	(55,000)	-
Balance, December 31, 2007	7,805,658	$19,218

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

Common share options	Number	Weighted Average Exercise Price U.S.	Weighted Average Exercise Price Cdn.
Balance, December 31, 2004	3,282,619	$0.79	$4.01
Issued during the year	1,275,000	-	3.51
Options exercised:
-exercisable in US$	(105,000)	0.75	-
Options expired	(27,319)	-	4.74
Balance, December 31, 2005	4,425,300	$0.79	$3.80
Issued during the year	3,045,000	-	5.56
Options exercised:
-exercisable in US$	(1,150,997)	0.76	-
-exercisable in Cdn.$	(688,303)	-	4.06
Options expired	(362,000)	-	3.95
Balance, December 31, 2006	5,269,000	$1.03	$4.80
Issued during the year	2,808,500	-	7.59
Options exercised:
-exercisable in US$	(24,000)	1.17	-
-exercisable in Cdn.$	(192,842)	-	3.74
Options expired	(55,000)	-	4.51
Balance, December 31, 2007	7,805,658	$1.00	$5.85

Exercise price		Outstanding December 31, 2007	Weighted Average Remaining Life in Years	Number Exercisable

$ 1.00		135,000.68		135,000
$ 3.75	Cdn.	156,158.85		156,158
$ 4.05	Cdn.	685,000	1.38	685,000
$ 4.25	Cdn.	96,000	1.46	96,000
$ 4.00	Cdn.	157,500	1.81	157,500
$ 3.47	Cdn.	647,500	2.13	587,500
$ 3.65	Cdn.	212,000	2.19	-
$ 3.29	Cdn.	40,000	2.94	40,000
$ 5.47	Cdn.	1,010,000	3.36	1,010,000
$ 4.41	Cdn.	418,000	3.50	-
$ 6.40	Cdn.	1,010,000	3.92	1,010,000
$ 4.72	Cdn.	40,000.84		40,000
$ 5.25	Cdn.	50,000	1.33	50,000
$ 6.00	Cdn.	50,000	1.84	50,000
$ 5.25	Cdn.	200,000	1.73	200,000
$ 4.60	Cdn.	100,000	1.73	100,000
$ 5.94	Cdn.	1,135,000	4.22	1,051,666
$ 4.62	Cdn.	36,000	3.67	36,000
$ 6.48	Cdn.	387,500	4.69	82,500
$ 9.54	Cdn.	1,240,000	4.93	1,200,000
		7,805,658		6,687,324

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

13.    Capital Stock (continued):

(c)	Stock options (continued):

The weighted average fair value at the date of grant for the options granted during the year ended December 31, 2007 was $4.07 (2006 - $2.31, 2005 -$1.40).

The fair value of each option granted was estimated on the date of the grant using the Black-Scholes option-pricing model with the following assumptions:

	2007	2006	2005

Risk-free interest rate	3.9% - 4.3%	3.8% - 4.5%	4.0 - 4.5%
Expected dividend yield	0.0%	0.0%	0.0%
Expected share price volatility	55.0% - 60.0%	50.0% - 55.0%	50.0%
Expected life of the options	2.8 - 4.0 years	1.5 - 5 years	5 years

(d)	Contributed Surplus

Balance December 31, 2004	$-
Warrants expired	117
Balance December 31, 2005	$117
Warrants expired (Note 13(b))	1,013
Vested options expired upon termination (Note 13(c))	19
Balance December 31, 2006	$1,149
Warrants expired (Note 13(b))	4
Balance December 31, 2007	$1,153

14.	Basic and Diluted Net Loss per Share:

  Dollar amounts and share amounts in thousands, except per share amounts.

	2007	2006	2005
Numerator
Net loss for the year	$(27,660)	$(12,746)	$(12,838)

Denominator
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,766,914
Common shares-share purchase loan (Note 13 (a)(iii))	-	-	(500,000)
Weighted average number of common shares outstanding	53,613,175	43,114,563	31,266,914

Basic and diluted net loss per share	$(0.52)	$(0.30)	$(0.41)

The determination of the weighted average number of shares outstanding for the calculation of diluted net loss per share does not include the effect of outstanding warrants and options since they are anti-dilutive.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

15.	Related Party Transactions:

(a)
The Company incurred fees of $747,000 for the year ended December 31, 2007 (2006 - $739,000, 2005 - $nil) from IMS Engenharia Mineral Ltda ("IMSE"), a company held by several officers of the Company, which provides operating services to the Company's Brazilian subsidiaries.  For the year ended December 31, 2005 the Company incurred fees of $954,000 from IMS which provided operating services to the Company’s Brazilian subsidiaries.  The fees are included in management fees in the statement of operations.

(b)
The Company incurred occupancy fees of $120,000 for the year ended December 31, 2007 (2006 - $120,000, 2005 - $110,000) to BZI, a corporate shareholder, for use of administrative offices.  The Company moved to new administrative office space in December 2007.  The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $450,000 from BZI for the year ended December 31, 2007 (2006 - $314,000, 2005 - $27,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2007 prepaid expenses and sundry assets includes a receivable of $101,000 from BZI.  As at December 31, 2006 accounts payable and accrued liabilities includes $14,000 due to BZI.

(c)
The Company recognized rental income of $192,000 from PML and $126,000 from PCO for the year ended December 31, 2007 (2006 - $nil from PML and $90,000 from PCO, 2005 - $nil) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2007 prepaid expenses and sundry assets includes $149,000 receivable from PML, and $36,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO) (Note 4(b)).  During 2007 the Company also received approximately $0.3 million (2006 - $nil, 2005 - $nil) of royalty income relating to the NSR (Note 6).

(d)
The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI which provided administrative services.  The management fees are included in the statement of operations.  On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

(e)
For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner.  The Secretary of the Company ceased to be a partner of this firm March 31, 2006.  As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet.  At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm.  This balance has subsequently been paid.

The above related party transactions are in the normal course of operations and have been measured at the exchange amount between the related parties.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

16.	Supplemental Cash Flow Information:

	December 31, 2007	December 31, 2006	December 31, 2005
Equipment purchased on issuing note payable (Note 10(b)(c)(d))	$-	$649	$1,179
Equipment purchased on eliminating loan receivable	$-	$327	$-
Warrants issued in conjunction with the offering (Note 13(a)(i))	$-	$584	$-
Warrants issued in conjunction with the Turmalina loan facility (Note 10(f))	$-	$-	$1,729
Conversion of loan receivable into NSR (Note 6)	$-	$1,535	$-
Transfer of Zone C in return for forgiveness of note payable (Note 10(a))	$350	$-	$-
Mineral rights purchased on issuing note payable to CVRD (Note 10(i))	$8,208	$-	$-

	December 31, 2007	December 31, 2006	December 31, 2005
Interest paid	$8,217	$270	$184
Income taxes paid	$-	$591	$-

Cash and cash equivalents included R$38.0 million ($21.4 million) in bank certificates of deposit (2006 - R$4.3 million ($2.0 million)).

17.	Commitments:

(a)	The Company entered into a management agreement with IMSE (Note 15(a)), whereby IMSE will provide certain agreed services to MSOL and will be paid $62,000 per month until December 31, 2008.

(b)
On February 28, 2007, the Company entered into a Joint Venture agreement with Xstrata Brasil Exploração Mineral Ltda. (“Xstrata”) to explore the Pedra Branca Gold Project in Northern Brazil.  The Company will pay an aggregate fee of $150,000 over the next two years (of which $50,000 was paid during the first quarter of 2007 and $100,000 was paid in March 2008).  The Company will have the option to hold a 51% ownership interest in the new enterprise by investing an aggregate of $3.85 million in exploration expenditures within the next four years.  The Company must meet annual exploration expenditure targets for each year in which it maintains the option.

The Company has committed to spend the following for exploration:

Exploration Expenditures	Due Date
$300	February 28, 2008
$650	February 28, 2009
$1,400	February 28, 2010
$1,500	February 28, 2011

As at December 31, 2007 the Company has expended $887,000 on exploration.  The Company has the opportunity to increase its ownership interest in certain gold deposits to 60% through further investing $3.0 million by the fifth anniversary of the agreement, subject to the rights of Xstrata to return to their 49% interest through additional contributions to the joint venture for certain properties which have gold deposits of two million ounces or more.

JAGUAR MINING INC.

Notes to Consolidated Financial Statements
(tabular dollar amounts in thousands of U.S. dollars, except per share amounts)

Years ended December 31, 2007 and 2006

18.	Subsequent events:

(a)
On February 21, 2008 the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares of Jaguar at Cdn$13.40 per share for gross proceeds of Cdn.$110.6 million ($109.6 million). Pursuant to the underwriting agreement, the underwriters were paid an underwriters fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.

(b)
On March 13, 2008 the Company paid RMB International (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of the Turmalina project.  The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (Note 10(f)).

(c)
On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007, forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts (Note 5(a)).

On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 for the forward sales contracts. With this transaction the Company has no forward gold production hedged (Note 5(a)).

19.	Comparative Figures:

Certain comparative figures have been reclassified to conform to the current year’s presentation.

DOCUMENT 3

JAGUAR MINING INC.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
in respect of the 12 months ended December 31, 2007 and 2006

Dated March 24, 2008

All amounts are expressed in U.S.$ unless otherwise indicated.

INTRODUCTION
The following discussion of the operating results and financial position of Jaguar Mining Inc. (“the Company”) should be read in conjunction with the annual audited consolidated financial statements and the notes thereto of the Company for the years ended December 31, 2007 and 2006.  The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada and has been reconciled to U.S. generally accepted accounting principles.  Further information about the Company is available on SEDAR at www.sedar.com and on its corporate website www.jaguarmining.com.

The average rates of exchange for the Canadian dollar (Cdn.$) per U.S.$1.00 for 2007 and 2006 were 1.07 and 1.13 respectively.  The average rates of exchange for the Brazilian real (R$) per U.S.$1.00 for 2007 and 2006 were 1.95 and 2.17 respectively.

FORWARD-LOOKING STATEMENTS
Certain statements in this Management’s Discussion and Analysis (“MD&A”) constitute "Forward-Looking Statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation.  These Forward-Looking Statements include, among others, statements concerning the Company's future objectives, the measured and indicated resources, their average grade, the commencement period of production, cash operating costs and completion dates of feasibility studies, gold production and sales targets, capital expenditure costs, future profitability and growth in reserves.  Forward-Looking Statements can be identified by the use of words, such as "are expected", "is forecast", “is targeted”, "approximately" or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.  Forward-Looking Statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, or performance to be materially different from any future results or performance expressed or implied by the Forward-Looking Statements.

These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other ecological data, fluctuating gold prices and monetary exchange rates, the possibility of project cost delays and overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future, uncertainties related to production rates, timing of production and the cash and total costs of production, changes in applicable laws including laws related to mining development, environmental protection, and the protection of the health and safety of mine workers, the availability of labour and equipment, the possibility of labour strikes and work stoppages  and changes in general economic conditions.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-Looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

These Forward-Looking Statements represent our views as of the date of discussion.  The Company anticipates that subsequent events and developments may cause the Company's views to change.  The Company does not undertake to update any Forward-Looking Statements, either written or oral, that may be made from time to time by or on behalf of the Company subsequent to the date of this discussion.  For a discussion of important factors affecting the Company, including fluctuations in the price of gold and exchange rates, uncertainty in the calculation of mineral resources, competition, uncertainty concerning geological conditions and governmental regulations and assumptions underlying the Company's Forward-Looking Statements, see the "CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS" and "RISK FACTORS" as filed in the Company’s Annual Information Form for the year ended December 31, 2007 filed on SEDAR and available at www.sedar.com,  and its filings, including the Company's Annual Report on Form 40-F for the year ended December 31, 2007, filed with the U.S. Securities and Exchange Commission, which are available at www.sec.gov on EDGAR.

Cautionary Note to U.S. Investors Concerning Estimates of Inferred and Measured and Indicated Resources
This document includes the term "inferred resources" and "measured and indicated resources".  The Company advises U.S. investors that while such terms are recognized and  permitted under Canadian regulations, the  U.S. Securities and Exchange Commission does not recognize  them.   U.S. investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into proven or probable reserves.

"Inferred resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility or other economic study.  U.S. investors are cautioned not to assume that any part or all of an inferred resource exists or is economically or legally mineable.

SUMMARY DESCRIPTION OF JAGUAR’S BUSINESS
The Company, a corporation existing under the laws of Ontario, is engaged in gold production and in the acquisition, exploration, development and operation of gold producing properties in the Iron Quadrangle region of Brazil (the significant properties are Turmalina, Sabará, Paciência and Caeté), a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. In addition, the Company may consider the acquisition and subsequent exploration, development and operation of non-gold mineral properties in Brazil. Through a joint venture with Xstrata plc (“Xstrata”), the Company is also engaged in gold exploration at a greenfield site in the Northeast of Brazil covering 159,000 acres. The Company believes it is one of the fastest growing gold producers in the world. The Company’s strategy is to become a mid-sized gold producer and to increase gold output nearly ten-fold from the 70,000 ounces produced in 2007 to nearly 700,000 ounces by 2014. Coupled with existing cash on hand and based on the Company’s assumptions concerning production costs, foreign currency exchange rates and forward gold prices, the Company believes it has a fully funded plan. A sensitivity analysis, which addresses deviations from certain base assumptions for feed grade, costs, etc., used in the development of various technical reports the Company has previously filed, is provided in the Company’s Annual Information Form for the year ended December 31, 2007 dated March 24, 2008 and available at www.sedar.com.  The Company believes the development initiatives it has carried out to date, which includes nearly 18 km of underground development at its properties in Minas Gerais, gives the management team a reasonable basis to show confidence that sufficient mineral resources exist and additional resources will be identified to reach and sustain its production targets for the foreseeable future. All of the Company’s properties remain open at depth and along strike together with the experience and history of other gold operations in the same district. Management believes the identification of additional gold resources to meet the Company’s production targets is not a constraining issue.

The Company is currently producing gold at its Sabará and Turmalina operations and expects to begin the commissioning of the Paciência operation in early April 2008.  The Company is also finalizing feasibility studies for its Caeté Project and the Phase II expansion of the Turmalina operation, which the Company plans to announce in Q2 2008. Over the next six to seven years, the Company believes it will have a cost structure that will place it in the lower third of all primary gold producers. Comparatively, requires significantly lower capital costs per installed ounce of capacity given the shallow nature of its underground operations.

RESULTS OF OPERATIONS
Summary of Quarterly Results
(unaudited) (in thousands of $, except per share amounts)

Quarter ended	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar
Year	2007	2007	2007	2007	2006	2006	2006	2006
Net sales	$14,915	$14,962	$11,415	$6,542	$6,304	$7,279	$5,471	$2,125
Net income (loss)	$(14,825)	$(8,654)	$(3,685)	$(496)	$(6,181)	$2,441	$(2,841)	$(6,164)
- per share basic and diluted	$(0.28)	$(0.16)	$(0.07)	$(0.01)	$(0.13)	$0.05	$(0.06)	$(0.18)

Net sales during the periods increased due to both an increase in ounces of gold sold and an increase in the average realized gold price.

Summary of Key Operating Results

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006	Year Ended December 31, 2005
Sales ($000)	$14,915	$47,834	$6,304	$21,179	$8,510
Ounces sold	18,742	67,350	10,373	34,880	19,246
Average realized price $ / ounce	$796	$710	$608	$607	$442
Gross profit ($000)	$4,007	$14,289	$1,694	$5,161	$(4,716)
Net loss ($000)	$(14,825)	$(27,660)	$(6,181)	$(12,746)	$(12,838)
- per share basic	$(0.28)	$(0.52)	$(0.13)	$(0.30)	$(0.41)
- per share diluted	$(0.28)	$(0.52)	$(0.13)	$(0.30)	$(0.41)
Weighted avg. # of shares and diluted # of shares outstanding	55,494,155	53,613,175	46,397,867	43,114,563	31,266,914

Q4 2007 Compared to Q4 2006 and YTD 2007 compared to YTD 2006
Revenue in Q4 2007 and YTD 2007 increased from the corresponding periods in 2006 due to both an increase in ounces of gold sold and an increase in the average realized gold price.  These increases resulted in increases in gross profit.

Review of Certain Operating Expenses and Other Income and Expenses
(in thousands of $)

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006
Stock based compensation	$5,899	$10,750	$3,064	$5,990
Administration	$3,468	$10,273	$2,260	$7,375
Unrealized forward derivative loss	$1,529	$4,284	$2,439	$6,822
Realized forward derivative loss	$2,291	$5,624	$-	$-
Unrealized forward fx derivative loss (gain)	$472	$(972)	$(73)	$(709)
Realized forward fx derivative (gain)	$(1,438)	$(2,718)	$(440)	$(846)
Foreign exchange loss (gain)	$(130)	$(2,280)	$246	$(1,871)
Amortization of deferred financing expenses	$-	$-	$190	$698
Interest expense	$3,523	$11,170	$52	$270
Interest income	$(1,373)	$(4,601)	$(298)	$(1,582)

•	Stock based compensation expense varies depending upon when stock options vest.

•
Administration costs increased from $745,000 in Q4 2005 to $2.3 million in Q4 2006 to $3.5 million in Q4 2007 (and increased from $4.5 million for the 12 months ended December 31, 2005 to $7.4 million, 2006 to $10.3 million for the same period in 2007). The increases were mainly due to legal and other costs related to certain strategic initiatives conducted during the quarter, and increased staffing needs related to the management of the engineering, procurement and construction (EPC) department as a result of the Company’s expansion of operations in Brazil.  In addition, costs increased due to the strengthening of the R$ against the U.S.$, consulting fees related to the assessment of internal controls and procedures, and management incentive payments.

•
During Q4 2007, the Company recognized an unrealized loss of $1.5 million on forward contracts, as required by the Turmalina loan facility, to manage the commodity price exposure on gold sales versus a loss of $2.4 million in Q4 2006 ($3.4 million in Q4 2005).  During the 12 months ended December 31, 2007 the Company recognized an unrealized loss of $4.3 million versus an unrealized loss of $6.8 million for the same period in 2006 and $3.4 million for the same period in 2005.  During Q4 2007, the Company recognized a realized loss of $2.3 million on forward sales contracts versus nil for Q4 2006 and a realized loss $150,000 for Q4 2005. The Company recognized a realized loss of $5.6 million for the 12 months ended December 31, 2007 versus nil for the 12 months ended December 31, 2006 and $150,000 realized loss for the 12 months ended December 31, 2005. (See Risk Management Policies - Hedging)

•
The Company recognized an unrealized loss of $472,000 for Q4 2007, an unrealized gain of $72,000 for Q4 2006 and nil for Q4 2005 on forward foreign exchange contracts used to manage currency exposure on the R$ (and unrealized gains of $972,000 for the 12 months ended December 31, 2007, $709,000 for the 12 months ended December 31, 2006 and nil for the 12 months ended December 31, 2005).  The Company also recognized realized gains of $1.4 million for Q4 2007, $440,000 for Q4 2006 and nil for Q4 2005 on forward foreign exchange contracts. For the 12 months ended December 31, 2007, the Company recognized $2.7 million gains versus $846,000 gains for the 12 months ended December 31, 2006 and nil for the 12 months ended December 31, 2005. (See Risk Management Policies - Hedging)

•
Foreign exchange gains of $130,000 were recognized in Q4 2007 ($2.3 million exchange gain for the 12 months ended December 31, 2007), $247,000 loss in Q4 2006 ($1.9 million exchange gain for the 12 months ended December 31, 2006) and $175,000 loss in Q4 2005 ($1.1 million exchange gain for the 12 months ended December 31, 2005) primarily due to volatility of the R$ and Cdn.$. During Q4 2007 and the 12 months ended December 31, 2007 foreign exchange gains were incurred on cash balances held in Brazil and Canada due to the strengthening of the R$ and Cdn.$ over the U.S.$.

•
Commencing in Q1 2006, deferred finance fees relating to the Turmalina loan facility were amortized over the life of the loan.  Deferred finance fees of $191,000 were expensed in Q4 2006 ($698,000 for the 12 months ended December 31, 2006).  Commencing in Q1 2007, the Company adopted Section 3855 of the CICA handbook (See Footnote 2(a)(i) to our financial statements) and deferred finance fees were included in the carrying value of the loan and amortized as interest expense.

•
Interest expense increased from $53,000 in Q4 2006 ($28,000 in Q4 2005) to $3.5 million in Q4 2007 (Q4 2005 - $28,000). The Company incurred interest expense of $11.2 million for the 12 months ended December 31, 2007 ($270,000 for the same period in 2006 and $184,000 in 2005).  The increases were due to an increase in debt and requirements under new accounting standards which require the costs associated with the issuance of the related debt be amortized as interest expense.  A total of $879,000 of debt issuance and non-cash costs were recognized as interest expense during Q4 2007 ($3.0 million YTD 2007).

•
Interest income increased from $297,000 in Q4 2006 ($92,000 in Q4 2005) to $1.4 million in Q4 2007 ($4.6 million for the 12 months ended December 31, 2007 versus $1.6 million for the 12 months ended December 31, 2006 and 2005) due to interest earned on higher bank deposits.  Interest income was earned from deposits held in banks in Canada, the U.S. and Brazil.

Production and Operating Performance
Q4 2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	140	1.76	1.21	6,444	$21.90	$534
Turmalina	96	5.51	4.64	14,019	$55.70	$346
Total	236	3.28	2.60	20,463	$35.60	$405

Q4 2006 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Caeté	11	2.06	0.53	1,290	$24.72	$749
Queiroz	1	3.28	2.92	241	$60.99	$1,092
Sabará	108	3.51	2.53	7,772	$23.16	$290
Total	120	3.24	2.07	9,303	$24.55	$372

2007 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Sabará	504	2.07	1.40	24,586	$22.70	$462
Turmalina	347	5.10	4.37	45,527	$42.80	$283
Total	851	3.31	2.61	70,113	$30.90	$346

2006 Operating Data

	Ore Processed (t000)	Feed grade (g/t)	Recovery grade (g/t)	Production (ounces)	Cash Operating cost/t	Cash Operating cost/ounce
Caeté	124	2.21	1.56	6,167	$35.28	$628
Queiroz	69	3.75	3.35	7,387	$40.94	$381
Sabará	425	2.86	2.11	24,322	$20.38	$301
Total	618	2.83	2.12	37,876	$25.67	$370

PROJECT DEVELOPMENT REVIEW - OPERATIONS AND EXPLORATION
2007 Production
For the quarter ending December 31, 2007, the Company produced 20,463 ounces of gold at an average cash operating cost of $405 per ounce for its Sabará and Turmalina operations with 69% of the production from Turmalina at a cash operating cost of $346 per ounce. Mechanical issues at Turmalina (see below under Turmalina - Operations), combined with lower ore grades throughout the final nine months of 2007 at Sabará, which were expected and previously announced, were primarily responsible for the reduced output and higher costs during Q4 2007.

Gold production for 2007 was 70,113 ounces at an average cash operating cost of $346 per ounce for its Sabará and Turmalina operations with 65% of the production from Turmalina at a cash operating cost of $283 per ounce.

A review of operations, project development and exploration during Q4 2007 for the Company is described below.

Turmalina
Operations
During Q4 2007, Turmalina produced 14,019 ounces of gold representing 69% of the total production at a cash operating cost of $346 per ounce.  During December 2007, isolated mechanical issues in key components required extended periods to repair, which impacted production of both ore and doré at Turmalina.  Management estimates the impact of the mechanical problems during December 2007 caused a shortfall of approximately 1,500 ounces and increased average cash operating costs to $396 per ounce for the month, approximately $100 per ounce above normalized values considering the average feed grade processed during the month.  The repairs were completed during Q1 2008 and operations and costs have returned to normal at Turmalina.

Assuming no further development, management estimates that Turmalina will produce approximately 88,000 ounces of gold in 2008 at a total cash operating cost of production for the year in a range between $275 and $285 per ounce based on an average exchange rate of R$1.85 per U.S.$1.00. As at March 20, 2008, the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Turmalina is an underground mine utilizing the “sublevel stoping with paste fill” and “cut and fill” mining methods.  From the beginning of Q4 2007, Turmalina has been processing 1,200 t/day of ore in the CIP (carbon-in-pulp) plant, which is the design operating level.

Exploration - Brown Field
Continued exploration work at the Turmalina Mine confirms the geology of the ore bodies currently being mined is consistent with major gold mines elsewhere in the Iron Quadrangle.  The Mine’s Main and Northeast ore bodies remain open at depth and the Company has launched a ‘go-deep’ exploration program to a depth of 1,000 m to confirm the continuity of the mineralization to this depth. Additional exploration efforts in the surrounding area have led to the discovery of a third mineralized zone, referred to as the Satinoco Target, where three new areas of mineralization have been identified. The Satinoco Target is located approximately 300 m from the Main ore body at the Turmalina Mine.

During 2007, the Company completed a two-phase diamond drilling program at the Satinoco Target and commissioned TechnoMine Services, LLC (“TechnoMine”) to prepare a resource estimate technical report. A technical report was issued in October 2007, based on exploration data achieved until July 2007.  The Company completed an additional, Phase III exploration campaign in December 2007. The results generated during Phase III program were integrated to the previous exploration database and gave rise to a re-evaluation of the Satinoco Target resource base.  In February 2008, the Company filed a NI 43-101 technical report in connection with the upgrade of inferred to measured and indicated resources at the Satinoco Target, the technical report can be viewed at http://www.sedar.com.

During Q4 2007, The Company completed the underground cross cut to access the Satinoco Target through the existing ramp developed by the Company to mine Turmalina’s Main and Northeast ore bodies.  The cross cut will be utilized to transport ore from the Satinoco Target out the Turmalina Mine entrance.  During the excavation process of the cross cut to the Satinoco Target, economic grades of gold were discovered in channel samples.  The Company is concluding a complementary 12,000 m in-fill diamond drill program as part of the feasibility work in an effort to convert resources to reserves to expand Turmalina’s operation.  Preliminary engineering to expand the processing circuits above ground at Turmalina is underway with a projected start-up date of Q1 2009. The feasibility study for the expansion of Turmalina is expected to be completed during Q2 2008.

Sabará
Operations
During Q4 2007, Sabará produced 6,444 ounces of gold at an average cash operating cost of $534 per ounce. Sabará’s costs were higher during the quarter compared to the prior year primarily due to lower ore grades, which were expected.  The Company is currently evaluating a new oxide zone near the Sabará Mine to possibly bring into the mine plan during 2008, which could significantly reduce cash operating costs for this operation.

Management estimates Sabará will produce 23,000 ounces of gold in 2008 at an average cash operating cost ranging between $495 and $505 per ounce.  This estimate is based on an average exchange rate in 2008 of R$1.85 per $1.00. As at March 24, 2008 the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Sabará is an above ground oxide mine from which ore is processed at a 1,500 t/day CIC (carbon-in-column) plant.

Exploration - Green Field

In order to add oxide resources to feed the Sabará Plant and therefore increase its mine life, the Company developed an exploration program at Sabará and Caeté in a 15,000 hectare area.  The primary target is called Serra Paraíso. During 2007, the Company concluded drilling activities at the Serra Paraíso Target, which included 60 drill holes totaling 4,590 meters. Metallurgical recovery tests have commenced and the Company plans to complete its analysis of the drill program and report estimates of resources at the Serra Paraíso Target during Q2 2008. The Company intends to begin mining activities at the Serra Paraíso Target after the completion of such tests and analysis.

In addition, the Company is conducting channel sampling, soil geochemistry and trenching at three different targets near the Sabará operations.  Preliminary results are encouraging and have given rise to a defined drill program, which will be executed in the months ahead.

Paciência Project
Development
During 2007, the Company commissioned TechnoMine to complete a feasibility study for the Santa Isabel Mine, which is part of its Paciência Project.  In August 2007, the Company completed a NI 43-101 compliant feasibility study on the Santa Isabel Mine, which can be viewed at http://www.sedar.com.

Construction at the Paciência Project is in the final stages with commissioning and start of production expected by the Company in early April 2008.  All permits required to commence operations have been received. Management estimates Paciência will produce 49,000 ounces of gold in 2008 at an average cash operating cost ranging between $335 and $340 per ounce.  This estimate is based on an average exchange rate in 2008 of R$1.85 per $1.00. As at March 24, 2008 the exchange rate is R$1.74 per $1.00. If the exchange rate relationship remains at this level during the remainder of 2008, would result in approximately six percent higher costs in equivalent U.S. currency than previously estimated.

Through January 31, 2008, the Company has invested approximately $39.3 million in exploration, infrastructure and mine development at the Paciência Project.  To date, the Company has committed approximately $50.9 million to the overall Project.

The Company intends to use a cut and fill mining method at Paciência’s Santa Isabel Mine, which contemplates a treated tailings backfill system. Ore produced at the Santa Isabel Mine will be transported to the carbon-in-pulp (“CIP”) processing plant currently under construction. The processing facilities will include crushing and grinding circuits followed by a gravity separation circuit, which is expected to recover approximately 40 percent of the available (“free”) gold, along with a leaching and carbon-in-pulp adsorption/desorption/recovery (CIP-ADR) plant to process the downstream gravity-removed ore pulp. The metallurgical circuit is expected to raise the overall recovery to an estimated 93 percent.

During late 2007, the Company opened a second mine entrance approximately 2 kilometers to the north of the Santa Isabel Mine.  Approximately 522 meters of excavation has been completed to date, with approximately 2 kilometers of excavation expected to take place to connect to the ramp system to the second level.

Exploration - Brown Field
During 2007, the Company successfully concluded a land swap agreement with another gold producer whereby the Company expanded the concession package at the Paciência Project to a contiguous 20 km area adjacent to the São Vicente lineament. The Company reached an agreement whereby it transferred the “Zone C” for an agreed upon value of $8.1 million.  The Company received consideration for the property a forgiveness of $381,000 in existing liabilities payable by MSOL.  The remaining balance will be paid through a reduction of future royalty payments on the sliding scale NSR for the properties.  (See Footnote 9(i) to our annual financial statements)

This land area was first mined in the 17th century by the Portuguese and the old works are highly visible, even from satellite photography. The Company’s exploration efforts today are along this same strike at depths deeper than the Portuguese could access without modern mining equipment.

The Company is conducting extensive exploration, in the NW01 Target and the Conglomerates including drifts for mine development, to add additional tonnes vertically and horizontally and further increase the resource base for the Paciência Project.

NW01 Target (Marzagão) - Through mid-October, a total of 24 holes have been drilled to depths of 200 m in the NW01 target, which is located just north of the new mine entrance. Drill results revealed gold intersections ranging from 2.5 g/t to 15.6 g/t. The intervals for these holes ranged from 0.8 to 4.4 m. The characteristics of this new mineralized zone are similar to the grades and widths observed at the Santa Isabel Mine. During 2008, the Company plans to drill an additional 12,000 m at this target in an effort to delineate a resource to meet NI 43-101 standards.

Conglomerates - A second zone of mineralization at the Paciência Project, not related to the São Vicente lineament where the Company has a resource and reserve base, is referred to as the Conglomerates. The zone entails several concessions, which are located approximately 5 km to the East of the Santa Isabel Mine main entrance. In 1989 and 1990, two previous concession owners conducted exploration drilling consisting of 75 underground and surface drill holes and underground development. These efforts gave rise to a third-party-estimated resource of over 200,000 ounces based on an average grade of 5.72 g/t. These resources are not included in the Company’s latest mineral inventory of gold resources as these efforts pre-dated the NI 43-101 standards. In order to estimate the resources held in the conglomerates consistent with NI 43-101 standards, the Company is conducting a 9,000 m in-fill drilling program inside this target zone.  The Company currently has three drill rigs operating in the area and has recently completed 18 drill holes totaling 4,275 m.  The drilling program will be concluded during Q2 2008.

Caeté Project
Development
During Q4 2007, the Company continued to advance the Caeté Project feasibility study, which has been extended to early Q2 2008.  The Company previously expected to complete the feasibility study during Q4 2007.  New discoveries of deeper mineralized zones at the Roça Grande and Pilar targets, coupled with a revised timing of availability of sufficient power resources required for the new processing plant, extended the time period to develop the feasibility study.  Given the additional capital costs to construct an internal power supply, the Company elected to shift the project timetable back by six months rather than maintain the previously announced schedule. The power contract and mine/plant implementation licenses (LI) have been secured for a 2009 start-up. The Company targets initial annual gold production of 39,000 ounces commencing in 2009, with the goal of expanding to 160,000 ounces per year in 2012.

Exploration - Brownfield
During 2007, the Company completed the geological modeling of the exploration campaigns at the Roça Grande and Pilar Targets, which gave rise to the following NI 43-101 compliant resources: measured and indicated resources of 3,690,400 t with an average grade of 5.57 g/t containing 661,200 ounces of gold and 726,600 t of inferred resources with an average grade of 5.11 g/t containing 119,450 ounces of gold.  In November 2007, the Company filed a NI 43-101 technical report in connection with these resources, which technical report can be found at http://www.sedar.com.

As part of the Company’s effort to identify and add to the estimated gold resources detailed above, 75,000 m of additional drilling are planned over the next five years in the mineral properties identified to supply the Caeté plant.  During Q4 2007, the Company started a 22,000-m drill program at the Roça Grande and Pilar Targets.  Most of that effort will be conducted at the Roça Grande target, where seven drill rigs are currently in operation. At the Pilar Target, where one drill rig is currently operating, the Company will also conduct drilling to a depth of 800 m to define the continuity of the structure.

The Company is in the process of completing a feasibility study for the Caeté Project. Management is targeting an initial resource base of approximately one million ounces of gold as part of the feasibility study. This target is based on a total tonnage of 6.0 to 7.0 million tonnes at an average grade of approximately 5.0 g/t. The potential quantity and grade from the exploration data for the Roça Grande and Pilar Targets is conceptual in nature.  There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in these targets being delineated as a mineral resource.

Pedra Branca Project
Exploration - Green Field
The Company and Xstrata entered into a joint venture agreement for the Company to explore the Pedra Branca Gold Project in the State of Ceará in the Northeast of Brazil. The joint venture has mineral rights to 37 concessions totaling approximately 159,000 acres in a 65-km shear zone.  The concessions are located in and around municipal areas with good infrastructure.  The area is characterized by relatively dry weather, facilitating year-round operations.

Xstrata carried out a preliminary exploration program that covered only 25 km of the shear zone.  The program identified 10 km of soil anomalies, including two large anomalies referred to as Coelho and Mirador.  The relatively shallow work to-date on the Coelho and Mirador targets has provided some promising results with respect to gold mineralization averaging between 2.3-2.5 g/t observed in trenches taken by Xstrata.  The mineralized formations uncovered by Xstrata’s preliminary efforts are open along the extremity and lead both companies’ geologists to believe the area has significant potential for gold mineralization, which could include the presence of both oxide and sulfide formations in large structures.

The Company is currently conducting a comprehensive exploration program at the Pedra Branca Project.  The Company’s work to date, which included soil geochemistry, trenching and channel and rock sampling, confirmed the trend and the main anomalies reported by Xstrata.  New anomalies have been identified by the Company, confirming the Company’s belief in the gold potential of this area. During Q4 2007, the Company continued to carry out the drill program that began during Q3 2007 to test the continuity of the mineralization at depth.  To date, 44 drill holes totaling 3,775 m have been completed.

FINANCIAL CONDITION, CASH FLOW, LIQUIDITY AND CAPITAL RESOURCES
Cash Flow Highlights
(in thousands of $)

	Q4 2007	Year Ended December 31, 2007	Q4 2006	Year Ended December 31, 2006
Operating activities	$3,913	$620	$(3,117)	$(7,647)
Financing activities	$61	$90,329	$7,073	$62,958
Investing activities	$(23,134)	$(63,092)	$(17,623)	$(50,085)
Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents	$(2,175)	$3,095	$-	$-
Increase (decrease) in cash for the period	$(21,335)	$30,952	$(13,667)	$5,226
Beginning cash balance	$67,046	$14,759	$28,426	$9,533
Ending cash balance	$45,711	$45,711	$14,759	$14,759

Cash flow from operating activities generated $620,000 of cash during 2007.

Financing activities generated $90.3 million of cash in 2007 primarily through the receipt of cash from issuance of private placement notes ($86.6 million), and the early exercise of warrants ($21.9 million), offset by debt repayment ($6.1 million). (See Subsequent Events - Financing regarding the Company’s equity financing which closed on February 21, 2008)

Investing activities consumed $63.1 million of cash during 2007.  The funds were used for mineral exploration, projects under development and the purchase of property, plant and equipment.

Effect of foreign exchange on non-U.S. dollar denominated cash and cash equivalents was a $3.1 million gain during 2007. This reflects the strengthening of the R$ and Cdn.$ versus the U.S. dollar.

Balance Sheet Highlights
(in thousands of $)
	As at December 31, 2007	As at December 31, 2006	As at December 31, 2005
Total assets	$234,231	$124,130	$51,235
Total long term liabilities	$94,388	$19,179	$4,895

•
During 2007 the primary reasons for the increase in total assets and long term liabilities were the Company issued private placement notes for approximately $74.5 million and purchased mineral rights for approximately $8.2 million which was financed through a note payable.

Capital Spending Program
Capital Spending in thousands of $

	Year Ended December 31, 2006	Year Ended December 31, 2007	Budget 2008
Sabará	8,000	699	-
Caeté Project [1]	6,100	26,330	32,563
Turmalina	27,500	13,679	16,589
Paciência Project	9,100	27,035	33,937
Other spending [2]	400	3,466	6,904
Total capital spending	51,100	71,209	89,993
[1]	During 2007, Santa Barbara/Pilar Project was incorporated into the Caeté Project.
[2]	Includes construction of the central spare parts room, purchase of maintenance equipment, other improvements, replacements and head offices spending.

The Company intends to use cash held in accounts and cash flow generated by operations, which is expected to rise significantly as the operations under development are completed and brought on-line to help finance the expansion of existing operations and the construction of new projects.  These projects may also be funded by project debt, equipment financing or other corporate initiatives. (See Subsequent Events - Financing)

Total Capital Spending during the Period in thousands of $

	Q4 2007	Year Ended December 31, 2007
Capital spending - excluding exploration	$13,267	$41,490
Capital spending - exploration	9,866	29,810
Total capital spending	23,133	71,300
Amount paid in cash	$23,133	63,092
Amount financed	-	8,208
Total capital spending	$23,133	$71,300

The Company has identified three primary uses of capital over the 2008-2009 period.  These include:
(a)	new mine development and processing capacity
(b)	expansion of existing operations
(c)	exploration at Brownfield and Greenfield locations in the Iron Quadrangle
(d)	sustaining capital to maintain existing operations

Contractual Obligations
The Company’s contractual obligations as at December 31, 2007 are summarized as follows:

	(In thousands of $)
Contractual Obligations	2008	2009	2010	2011	2012	+	Total
Financing
Principal	12,493	10,258	0	0	87,289		110,040
Interest	10,137	9,387	9,165	9,165	2,084		39,938
Management Agreements[1]
Operations	744	-	-	-	-		744
Suppliers Agreements
Mine Operations[2]	636	-	-	-	-		636
Drilling[3]	740	-	-	-	-		740
Asset Retirement Obligations	269	287	-	2,730	-		3,286
Joint Venture Agreement[4]	100	63	1,400	1,500	-		3,063
Total	25,119	19,995	10,565	13,395	89,373		158,447

1 The management agreement is renegotiated on an annual basis.  (See Footnote 17(a) to our annual financial statements)
2 The Company has the right to cancel the mine operations contract with 90 days advance notice.  The amount included in the contractual obligations table represents the amount due within 90 days.
3 The Company has the right to cancel the drilling contract with 30 days advance notice.  The amount included in the contractual obligations table represents the amount due within 30 days.
4 The Company entered into a formal agreement with Xstrata for the Company to explore the Pedra Branca Gold Project in Ceará, Brazil.  (See Footnote 17(b) to our annual financial statements)

Risk Management Policies - Hedging
Forward Gold Sales Contracts - Derivative Financial Instruments
In 2005, Mineração Turmalina Ltda. (“MTL”), a wholly-owned subsidiary of the Company, entered into a $14 million credit facility with a lender. The credit facility provided that the Company would put in place forward sales contracts to limit the risk against falling gold prices. In Q4 2005, the Company entered into a forward sales contract agreement with the lender to implement a risk management strategy to manage commodity price exposure on gold sales. A portion of the projected gold produced by the Sabará and Turmalina mining operations was economically hedged with a forward sales contract for each quarter from Q1 2007 to Q2 2009 for a total of 77,002 ounces.  As at December 31, 2007, forward sales contracts for 48,556 ounces were outstanding.

As at December 31, 2007, current liabilities include $9.8 million (December 31, 2006- $3.4 million) of unrealized losses related to the forward sales contracts.  As at December 31, 2007, long term liabilities include $5.6 million (December 31, 2006 - $6.8 million) of unrealized losses related to the forward sales contracts.  In an effort to mitigate these losses, in the fourth quarter of 2007, the Company purchased forward purchase contracts totaling 55,654 ounces at an average gold price of $822.43 per ounce.  The Company settled 7,098 ounces of the hedges (both forward sales and forward purchases) at the end of the fourth quarter of 2007.  The outstanding forward purchase contracts for 48,556 ounces had a positive mark-to-market value of $0.9 million as at December 31, 2007 which is included in current assets (December 31, 2006 - nil). The outstanding forward sales and purchase contracts had a combined negative mark-to-market value of $14.5 million as at December 31, 2007 (December 31, 2006 - $10.2 million).

Included in the statement of operations for the year ended December 31, 2007, is a net unrealized loss on forward gold derivatives of $4.3 million (year ended December 31, 2006 - unrealized loss of $6.8 million and year ended December 31, 2005 - unrealized loss of  $3.4 million) and a realized loss on forward gold derivatives of $5.6 million (year ended December 31, 2006 - nil and 2005 - $150,000). The unrealized gains relating to the forward purchase contracts are included as an offsetting amount to the unrealized losses relating to the forward sales contracts. In March 2008, the Company closed the forward contracts. (See “Subsequent Events Project Financing Term Debt Repayment and Close Forward Contracts”)

Forward Foreign Exchange Contracts - Derivative Financial Instruments
The Company manages its exposure to changes in foreign exchange rates through the use of forward foreign exchange contracts to hedge certain future transactions denominated in foreign currencies. The Company hedges anticipated but not yet committed foreign currency transactions when they are probable and the significant characteristics and expected terms are identified.

As at December 31, 2007, the Company had forward foreign exchange contracts to purchase R$23.1 million for $11.0 million with various settlement dates between January 31, 2008 and December 30, 2008 at a weighted average rate of 2.1037. The terms of the contract require a percentage of the funds to be held on deposit as collateral to cover the contracts.  As at December 31, 2007, $3.0 million of cash was restricted for this purpose.  (See Footnote 5(b) to our annual financial statements)

The forward exchange contracts are considered derivative financial instruments and are used for risk management purposes and not for generating trading profits.

The Company is exposed to credit-related losses in the event of non-performance by the major international financial institution handling the derivative financial instruments, but does not expect this highly rated counterparty to fail to meet its obligations.

This derivative financial instrument is not accounted for as a hedge. The unrealized gains and losses will be recognized in the operating income of the Company and are a result of the difference between the spot price of the R$ and the forward currency contract price as at the balance sheet date.

As at December 31, 2007, current assets include $1.7 million and long term assets include nil (December 31, 2006 long term assets include $709,000) of unrealized foreign exchange gains. Included in the statement of operations for the year ended December 31, 2007, is an unrealized gain on forward foreign exchange derivatives of $972,000 (year ended December 31, 2006 - gain of $709,000; 2005 - nil) and a realized gain on forward foreign exchange derivatives of $2.7 million (year ended December 31, 2006 - $846,000; 2005 - nil).

RELATED PARTY TRANSACTIONS
The Company incurred fees of $747,000 for the 12 months ended December 31, 2007 ($739,000 for 12 months ended December 31, 2006 and 2005 - nil) from IMS Engenharia Mineral Ltda. ("IMSE"), a company held by several officers of the Company, which provides operating management services to the Company's Brazilian subsidiaries. For the year ended December 31, 2005 the Company incurred fees of $954,000 from IMSE which provided operating services. The fees are included in management fees in the statement of operations.  Accounts payable and accrued liabilities as at December 31, 2007 includes nil owing to IMSE (as at December 31, 2006 -nil).

The Company incurred occupancy fees of $120,000 for the 12 months ended December 31, 2007 (12 months ended December 31, 2006 - $120,000 and 2005 - $110,000) to Brazilian Resources, Inc. (“BZI”), a corporate shareholder, for use of administrative offices. The Company moved to the new administrative office space in December 2007. The term will be three years beginning on the date of occupancy.  The Company also incurred consulting fees and administrative service charges of $450,000 from BZI for the 12 months ended December 31, 2007 ($314,000 for the 12 months ended December 31, 2006 and 2005 - $27,000).  The occupancy costs, consulting fees and administrative service fees are included in the statement of operations.  As at December 31, 2007, prepaids and sundry assets includes a receivable of $101,000 from BZI.  As at December 31, 2006 accounts payable and accrued liabilities include $14,000 due to BZI.

On March 20, 2006, the Company entered into an agreement with Prometálica Mineração Ltda.  (“PML”) whereby it exchanged the loan receivable from PML for a 1.5% Net Smelter Royalty ("NSR") on its Monte Cristo project for a term of 4.5 years, which is the expected life of the project.   The NSR was recorded on the Company's books at the amount of the receivable, plus accrued interest through March 20, 2006.   In connection with the agreement, PML had the right to buy out the NSR on or before December 31, 2006, subsequently extended to September 30, 2007, for $1.63 million.  This right was not exercised by PML.

During 2007 the Company received royalty income of approximately $300,000. The royalty income and the related amortization are netted in other operating expenses in the statement of operations. PML’s controlling shareholders are BZI and IMS, the founding shareholders of the Company.

The Company realized rental income of $192,000 from PML and $126,000 from Prometálica Centro Oeste Ltda. (“PCO”) for the 12 months ended December 31, 2007 (12 months ended December 31, 2006 - nil from PML and $90,000 from PCO and 2005 - nil for both PML and PCO) for temporarily idle equipment and the use of administrative offices.  PCO is controlled by IMS, a founding shareholder of the Company.  As at December 31, 2007 prepaid expenses and sundry assets includes $149,000 receivable from PML, and $36,000 from PCO (as at December 31, 2006 - $112,000 from PML and $37,000 from PCO). During 2007 the Company also received approximately $0.3 million (2006 - nil, 2005 - nil) of royalty income relating to the NSR.

The Company incurred management fees for the period ended March 31, 2005 of $60,000 from BZI for administrative services.  The management fees are included in the statement of operations.  On March 31, 2005 the agreement with BZI to provide management and administrative services for a fee of $20,000 per month ceased.

For the three months ended March 31, 2006, the Company incurred legal expenses of $270,000 (three months ended March 31, 2005 - $39,000) from a legal firm of which the Secretary of the Company was a Senior Partner.  The Secretary of the Company ceased to be a partner of this firm March 31, 2006.  As at March 31, 2006, $140,000 ($140,000 as at December 31, 2005) was included in prepaid and sundry assets and $141,000 ($nil as at December 31, 2005) was included in share issuance costs on the balance sheet.  At March 31, 2006, accounts payable and accrued liabilities includes $496,000 (December 31, 2005 - $226,000) due to this legal firm.  This balance has subsequently been paid.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION
Effective January 1, 2007 the Company adopted the new CICA Handbook Standards relating to financial instruments.  These new standards have been adopted on a prospective basis with no restatement of prior period financial statements.

(a)
Section 3855, “Financial Instruments - Recognition and Measurement” provides guidance on the recognition and measurement of financial assets, financial liabilities and derivative financial instruments.  This new standard requires that all financial assets and liabilities be classified as either: held-to-maturity, held-for-trading, loans and receivables, available-for-sale, or other financial liabilities.  The initial and subsequent recognition depends on their initial classification.

•
Held-to-maturity financial assets are initially recognized at their fair values and subsequently measured at amortized cost using the effective interest method. Impairment losses are charged to net earnings in the period in which they arise.

•	Held-for-trading financial instruments are carried at fair value with changes in the fair value charged or credited to the Statement of Operations in the period in which they arise.

•
Loans and receivables are initially recognized at their fair values, with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.  Impairment losses relating to other than temporary impairment are charged to net earnings in the period in which they arise.

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income.  Impairment losses are charged to net earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or at amortized cost depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to income or expense using the effective interest method.

•
All derivative financial instruments meeting certain recognition criteria are carried at fair value with changes in fair value charged or credited to income or expense in the period in which they arise.

The standard requires the Company to make certain elections, upon initial adoption of the new rules, regarding the accounting model to be used to account for each financial instrument.  This new section also requires that transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred.  If capitalized, transaction costs must be amortized to income using the effective interest method.  This section does not permit the restatement of financial statements of prior periods.

Following is a summary of the accounting model the Company has elected to apply to each of its significant categories of financial instruments outstanding as of January 1, 2007:

Cash and cash equivalents	Held-for-trading
Restricted cash	Held-for-trading
Accounts receivable	Loans and receivables
Forward foreign exchange derivative asset	Held-for-trading
Forward purchase derivative asset	Held-for-trading
Accounts payable and accrued liabilities	Other liabilities
Forward sales derivative liability	Held-for-trading
Notes payable	Other liabilities

In addition, the Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

The adoption of this new section resulted in an adjustment to the carrying value of the Company’s previously recognized financial liabilities and a reduction in the amount of $165,000 to the opening deficit, a reduction of $2.1 million to deferred financing fees, and a reduction to notes payable of $2.3 million as at January 1, 2007.

(b)
Section 1530, “Comprehensive Income”, along with Section 3251, “Equity” which amends Section 3250, “Surplus”, require enterprises to separately disclose comprehensive income and its components as well as net income in their financial statements.  Further, they require enterprises to separately present changes in equity during the period as well as components of equity at the end of the period, including comprehensive income.  Since the Company does not have any elements of comprehensive income, the adoption of these sections did not have any impact on the Company’s financial statements.

(c)
Section 3865, “Hedges” allows optional treatment providing that hedges be designated as either fair value hedges, cash flow hedges or hedges of a self-sustaining foreign operation.  Since the Company does not currently have hedging programs in place which qualify for hedge accounting, the adoption of this section did not have any impact on the Company’s financial statements.

RECENTLY ISSUED ACCOUNTING ANNOUNCEMENTS

(a)	Financial Instruments- Disclosure and Presentation

In December 2006, the CICA published the following two sections of the CICA Handbook Section 3862 Financial Instruments- Disclosures and Section 3863, Financial Instruments-Presentation. These standards introduce disclosure and presentation requirements that will enable financial statement users to evaluate, and enhance their understanding of, the significance of financial instruments for the entity’s financial position, performance and cash flows, and the nature and extent of risks arising from financial instruments to which the entity is exposed, and how those risks are managed.

(b)	Capital Disclosures

In December 2006, the CICA published section 1535 of the Handbook, Capital disclosures, which requires disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; (iv) if it has not complied, the consequences of such non-compliance. This information will enable financial statements’ users to evaluate the entity’s objectives, policies and processes for managing capital.

(c)	Inventories

In January 2007, the CICA published section 3031 of the Handbook, Inventories, which prescribes the accounting treatment for inventories. Section 3031 provides guidance on determination of costs and its subsequent recognition as an expense, and provides guidance on the cost formulas used to assign costs to inventories.

The Company is currently assessing the disclosure requirements of (a) and (b) and the impact of (c) on its financial statements.  These standards must be adopted by the Company for the fiscal year beginning on January 1, 2008.

FINANCING
Early Exercise of Warrants
On February 27, 2007, the Company filed a final short form prospectus to issue up to 340,090 common shares to the holders of 5,398,250 common share purchase warrants, upon early exercise of its listed warrants.  Each warrant entitled the holder to acquire one common share of the Company at a price of Cdn.$4.50 on or before December 31, 2007.  Under the early exercise program, the holder could acquire an additional 0.063 of one common share in the event that such holder exercised the warrants during the 30-day early exercise period that commenced on February 28, 2007 and ended on March 30, 2007.

As at March 30, 2007, 4,818,852 warrants were exercised for gross proceeds of $18.8 million in exchange for 5,122,428 shares.   This represented 89.3% of the listed warrants outstanding on February 28, 2007 thereby forcing the remaining listed warrants (579,398) to be exchanged for 0.2982 common shares of the Company by April 30, 2007 (except those warrants held by U.S. warrant holders who are not accredited investors or who are accredited investors but who did not deliver a subscription form and representation letter pursuant to the program).  As at December 31, 2007, 225,403 of the remaining listed warrants were exchanged for 67,211 shares.

 At December 31, 2007, 144,081 warrants were outstanding and 82,332 warrants were exercised during the period January 1, 2008 through March 24, 2008. The remaining 61,749 warrants may be exercised or will expire on March 27, 2008.

Private Placement
On March 22, 2007, the Company closed a private placement of 86,250 units for gross proceeds of approximately Cdn.$86.3 million ($74.5 million). Each unit is comprised of a secured note in the principal amount of Cdn.$1,000, bearing a coupon of 10.5%, payable semi-annually in arrears, and 25 common shares of the Company. The units were sold by a syndicate led by TD Securities Inc. and included Blackmont Capital Inc., BMO Capital Markets and RBC Capital Markets. The quota shares of the wholly owned Brazilian subsidiary of the Company, which holds all of the operating assets of the Company, serve as security for the notes.  A total of 2,156,250 new shares were issued relating to the private placement. The notes were listed on the Toronto Stock Exchange (“TSX”) on July 26, 2007 under the symbol JAG.NT.  See Note 10 (h) to our financial statements.

NORMAL COURSE ISSUER BID
In August 2006, the Company received approval from the TSX for its proposed normal course issuer bid to purchase up to the lesser of 2,291,655 common shares, being 5% of the issued and outstanding common shares of the Company, or the number of common shares equal to a maximum aggregate purchase price of $1 million.  The normal course issuer bid commenced on August 25, 2006 and terminated on August 24, 2007.  During the fourth quarter of 2006, the Company purchased 1,000 common shares at an average price of Cdn.$4.65 per common share. During August 2007 the Company purchased an additional 62,400 shares at an average price of Cdn.$5.80 per common share. These shares have been cancelled. This was the first normal course issuer bid undertaken by the Company, and the Company had not previously purchased securities of its own issue.

In August 2007, the Company received approval from the TSX for a second normal course issuer bid to purchase up to the lesser of 2,760,224 common shares, being 5% of the issued and outstanding common shares of the Company at that time, or the number of common shares equal to a maximum aggregate purchase price of Cdn.$5.25 million. The normal course issuer bid commenced on August 30, 2007 and will terminate on August 29, 2008.  As at December 31, 2007, the Company had purchased 174,000 of its common shares at an average price of Cdn.$9.92 under the second normal course issuer bid. Of these shares purchased 53,800 shares were cancelled as at December 31, 2007 and the remaining 120,200 shares purchased were cancelled subsequent to December 31, 2007.  Future shares purchased under the normal course issuer bid will be scheduled for cancellation.

The Company decided to engage in a normal course issuer bid because it believes that, from time to time, the market price of its common shares may not reflect fully the underlying value of its business and future business prospects.  In such circumstances, the Company believes the outstanding common shares represent an attractive investment, since a portion of the Company’s excess cash can be invested for an attractive risk adjusted return on capital through its bid.

SHAREHOLDER RIGHTS PLAN
On January 31, 2007, the Directors of the Company adopted the Rights Plan which is intended to ensure the fair treatment of shareholders in connection with any take-over bid for common shares. The Rights Plan was not being adopted in response to any proposal to acquire control of the Company.  The Rights Plan seeks to provide shareholders with adequate time to properly assess a take-over bid without undue pressure.  It also is intended to provide the Directors with more time to fully consider an unsolicited take-over bid and, if considered appropriate, to identify, develop and negotiate other alternatives to maximize shareholder value.

The rights issued under the Rights Plan will become exercisable only when a person, including its affiliates and associates and persons acting jointly or in concert with it, acquires or announces its intention to acquire beneficial ownership of common shares which when aggregated with its current holdings total 20% or more of the outstanding common shares (determined in the manner set out in the Rights Plan) without complying with the Permitted Bid provisions of the Rights Plan or without approval of the Board.  Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be Permitted Bids.  Permitted Bids must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, among other conditions, must remain open for at least 60 days.  In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the rights will entitle shareholders, other than the person making the take-over bid and its affiliates and associates and persons acting jointly or in concert with it, to purchase additional common shares at a substantial discount to the market price of the common shares at that time.

The TSX accepted notice of the Rights Plan, which was ratified by the shareholders on May 10, 2007.

NON-GAAP PERFORMANCE MEASURES
The Company has included the non-GAAP performance measures listed below in this document.  These non-GAAP performance measures do not have any standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared with GAAP.  The Company has included Cash Operating Cost per tonne processed and Cash Operating Cost per ounce processed  because management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per tonne/ounce, by comparison of the cash operating costs per tonne/ounce to the price of gold, (ii) the trend in costs as the mine matures and, (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions for these performance measures and reconciliation of the non-GAAP measures to reported GAAP measures are as follows:

Summary of All Plants Cash Operating Cost per tonne processed

	Q4 2007	Y/E 2007
Production cost per statement of operations	$7,722,000	$25,172,000
Change in inventory[1]	$676,000	$1,127,000
Production cost of tonnes processed[2]	$8,398,000	$26,299,000
divided by
Tonnes processed	235,900	851,100
equals
Cost per tonne processed	$35.60	$30.90

Sabará Plant Cash Operating Cost per tonne processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$3,420,000	$11,568,000
Change in inventory[1]	$(337,000)	$(126,000)
Production cost of tonnes processed[2]	$3,080,000	$11,441,000
divided by
Tonnes processed	140,500	504,000
equals
Cost per tonne processed	$21.90	$22.70

Turmalina Plant Cash Operating Cost per tonne processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$4,302,000	$13,604,000
Change in inventory[1]	$1,020,000	$1,253,000
Production cost of tonnes processed[2]	$5,318,000	$14,856,000
divided by
Tonnes processed	95,400	347,100
equals
Cost per tonne processed	$55.70	$42.80

Summary of All Plants Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$7,722,000		$25,172,000
Change in inventory[1]	$565,000	$	(913,000)
Production cost of gold produced[2]	$8,287,000		$24,259,000
divided by
Gold produced (ounces)	20,462		70,113
equals
Cost per ounce processed	$405		$346

Sabará Plant Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$3,420,000	$11,568,000
Change in inventory[1]	$21,000	$(195,000)
Production cost of gold produced[2]	$3,441,000	$11,366,000
divided by
Gold produced (ounces)	6,444	24,586
equals
Cost per ounce processed	$534	$462

Turmalina Plant Cash Operating Cost per ounce processed

	Q4 2007	YTD 2007
Production cost per statement of operations	$4,302,000	$13,604,000
Change in inventory[1]	$540,000	$(702,000)
Production cost of gold produced[2]	$4,846,000	$12,893,000
divided by
Gold produced (ounces)	14,018	45,527
equals
Cost per ounce processed	$346	$283
1 Under the Company’s revenue recognition policy, revenue is recognized when legal title passes. Since total cash operating costs are calculated on a production basis, this change reflects the portion of gold production for which revenue has not been recognized in the period.
2 The basis for calculating cost per ounce produced includes the change to gold in process inventory, whereas the cost per tonne processed does not.

DESIGN OF INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES
The Company’s disclosure controls and procedures were designed to provide reasonable assurance that material information relating to the Company is made known to the Company's CEO and CFO in a timely manner so that information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the time periods specified in applicable securities legislation. The Company’s CEO and CFO have evaluated the effectiveness of the Company’s disclosure controls and procedures as at December 31, 2007, and have concluded that such disclosure controls and procedures are effective.

The Company’s management, under the direction and supervision of the CEO and CFO, are also responsible for establishing and maintaining internal controls over financial reporting. These controls have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian Generally Accepted Accounting Principles. There have been no changes in the Company’s internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.

CRITICAL ACCOUNTING ESTIMATES
The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.  The Company’s accounting policies are described in Note 2 to its consolidated annual financial statements.  The Company’s accounting policies relating to work-in-progress inventory valuation and amortization of property, plant and equipment, mineral exploration projects, and site reclamation and closure accruals are critical accounting estimates that are subject to assumptions regarding reserves, recoveries, future gold prices and future mining activities.

Gold in process and ore in stockpiles are stated at the lower of average production cost and net realizable value.  Production costs include direct labor, benefits, direct material and other direct product costs.  These costs are charged to earnings and included in cost of sales.  The assumptions used in the impairment assessment of gold in process inventories include estimates of gold contained in the ore stacked, assumptions of the amount of gold stacked that is expected to be recovered and an assumption of the gold price expected to be realized when the gold is recovered.  If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-progress inventories, which would reduce the Company’s earnings and working capital.

In addition, Canadian Generally Accepted Accounting Principles (“GAAP”) requires the Company to consider, at the end of each accounting period, whether or not there has been an impairment of the capitalized mineral exploration projects, property, plant and equipment. For producing properties, this assessment is based on expected future cash flows to be generated from the location.  For non-producing properties, this assessment is based on whether factors that may indicate the need for a write-down are present.  If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral exploration projects, property, plant and equipment, which would reduce the Company’s earnings and net assets.

The Company’s mining and exploration activities are subject to various laws and regulations governing the protection of the environment.  In general, these laws and regulations are continually changing and, over time, becoming more restrictive which impacts the cost of retiring assets at the end of their useful life.  The Company recognizes management’s estimate of the fair value of liabilities for asset retirement obligations in the period in which they are incurred. A corresponding increase to the carrying amount of the related asset (where one is identifiable) is recorded and depreciated over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. Over time, the liability will be increased each period to reflect the interest element (accretion) reflected in its initial measurement at fair value, and will also be adjusted for changes in the estimate of the amount, timing and cost of the work to be carried out.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required to be performed by the Company.

The Company’s mineral exploration projects and mining properties are depleted and depreciated on a units-of-production basis, which bases its calculations on the expected amount of recoverable reserves. If these estimates of reserves prove to be inaccurate, or if the Company revises its mine plan due to reductions in the price of gold or unexpected production cost increases, and as a result the amount of reserves expected to be recovered are reduced, then the Company would be required to write-down the recorded value of its mineral exploration projects and mining properties and to increase the amount of future depletion and amortization expense, both of which would reduce the Company’s earnings and net assets.

SUBSEQUENT EVENTS
Financing
On February 21, 2008 (“Closing Date”) the Company completed an equity financing underwritten by a syndicate of underwriters and issued 8,250,000 common shares at Cdn$13.40 per share for gross proceeds of Cdn$110,550,000 ($109.6 million).  Pursuant to the underwriting agreement, the underwriters were paid a fee equal to four and one-half percent (4.5%) of the gross proceeds of the offering.  Proceeds of the offering will be used to primarily fund capital expenditures for exploration and expansions at its three largest projects in Brazil, to close forward sales contracts (See Footnote 5(a) to our financial statements) and project financing term debt (See Footnote 10(f) to our annual financial statements) and for general corporate purposes.

Project Financing Term Debt Repayment; Close Forward Sales Contracts and Forward Purchase Contracts
On March 13, 2008 the Company paid RMB International (“RMB”) $9.8 million plus $181,000 accrued interest to repay the loan facility agreement.  The loan was used primarily to finance the development, construction and start-up of Turmalina. The original principal amount was $14 million and $4.2 million had been repaid as of December 31, 2007 (See Footnote 10(f) to our annual financial statements)

On March 14, 2008, the Company paid RMB $22.1 million to close the forward sales contracts.  At December 31, 2007 forward sales contracts for 48,556 ounces were outstanding which were to be settled at $527.10 per ounce at the end of each quarter over the term of the contracts (See Footnote 5(a) to our annual financial statements).

 On March 12, 2008, the Company closed the forward purchase contracts realizing a gain of $7.4 million, effectively reducing the net loss on the forward contracts to $14.8 million, of which $14.5 million was accrued as of December 31, 2007. At December 31, 2007 forward purchase contracts for 48,556 ounces were outstanding at an average cost of $823.81 per ounce.  No additional charges will be realized during 2008 for the forward contracts. With this transaction the Company has no forward gold production hedged (See Footnote 5(a) to our annual financial statements)

Mineral Resources and Reserves
The tables below reflect the estimated mineral resource and reserve information available to the Company as of January 1, 2008, except as noted below.  Ivan C. Machado, M.Sc., P.E., P.Eng. revised the Company’s resources and reserves.  Mr. Machado is a Qualified Person as such term is defined in NI 43-101.

Table 1 - Summary of Estimated Mineral Resources*

	RESOURCES								RESOURCES
	(tonnage and grades in grams/tonne)								(ounces Au)
	Measured (t)	g/t	Indicated (t)	g/t	Measured + Indicated (t)	g/t	Inferred (t)	g/t	Measured + Indicated	Inferred
Sabará
Sabará	198,230	2.11	541,380	1.96	739,610	2.00	329,450	2.01	47,560	21,290
Other(1)	518,900	5.56	704,300	5.40	1,223,200	5.47	830,000	3.91	215,020	104,100
Paciência Project
Santa Isabel(2)	871,170	5.59	1,702,230	5.00	2,573,400	5.20	420,700	5.44	430,260	73,580
Other(1)	1,642,000	3.68	1,567,000	3.97	3,209,000	3.82	500,000	5.00	394,040	80,380
Caeté Project
Pilar(3)	713,800	5.99	978,400	5.91	1,692,200	5.94	168,600	7.41	323,400	40,150
Roça Grande(3)	727,700	5.38	1,270,500	5.19	1,998,200	5.26	558,000	4.42	337,800	79,300
Turmalina
Faina and Pontal(4)	339,600	5.64	1,191,000	5.70	1,531,600	5.69	120,000	5.70	280,000	22,000
Principal and NE	276,000	6.10	2,577,000	7.10	2,854,000	7.00	1,027,000	6.40	644,000	211,000
Satinoco(5)	467,000	3.76	1,274,000	3.71	1,741,000	3.72	523,000	3.85	208,560	64,750
TOTAL IN SITU RESOURCES					17,562,210	5.10	4,476,750	4.84	2,880,640**	696,550

Table 2 - Summary of Estimated Mineral Reserves*

	Proven (t)	g/t	Probable (t)	g/t	Proven + Probable (t)	g/t	Ounces Au
Sabará
Sabará	156,730	1.86	351,880	1.65	508,610	1.71	27,970
Turmalina
Principal and NE	234,000	5.50	2,682,000	6.30	2,916,000	6.30	587,000
Paciência Project
Santa Isabel(2)	987,900	4.52	1,726,000	4.52	2,713,900	4.52	394,450
TOTAL	1,378,630	4.38	4,759,880	5.31	6,138,510	5.11	1,009,420**

*	Mineral resources listed in Table 1 include mineral reserves listed in Table 2. Some columns and rows may not total due to rounding.

**
Estimated resources and reserves as at January 1, 2008 are lower than indicated in Tables 1 and 2, as such figures do not take into account 2007 production or the amount of gold rejected to the tailings at the Turmalina operations.  2007 Turmalina production was 347,000 tonnes at 5.10 grams per tonne containing 45,527 ounces of gold.  In addition, figures do not reflect test mining production at Paciência during 2006 of 21,742 tonnes at 3.23 grams per tonne containing 2,260 ounces of gold.

(1)	TechnoMine Services, LLC (“TechnoMine”) NI 43-101 Technical Report on the Quadrilátero Gold Project filed on SEDAR on December 20, 2004.

(2)	TechnoMine NI 43-101 Feasibility Study Report on the Paciência Gold Project Santa Isabel Mine filed on SEDAR on August 9, 2007.

(3)	TechnoMine NI 43-101 Technical Report on the Caeté Gold Project filed on SEDAR on November 23, 2007.

(4)	TechnoMine NI 43-101 Technical Report on the Turmalina Gold Project filed on SEDAR on December 20, 2004.

(5)	TechnoMine NI 43-101 Technical Report on the Satinoco Target filed on SEDAR on February 5, 2008.

The Qualified Person, as such term is defined in NI 43-101, who prepared the Quadrilátero Gold Project Technical Report, the Turmalina Gold Project Technical Report, the Satinoco Target Technical Report, the Paciência Gold Project Santa Isabel Mine Feasibility Study Report and the Caeté Gold Project Technical Report is Ivan C. Machado, M.Sc., P.E., P.Eng. Mr. Machado is a principal of TechnoMine and is independent for the purposes of NI 43-101.

Scott Wilson, Roscoe Postle Associates Inc. (“Scott Wilson RPA”) prepared NI 43-101 Technical Reports for Sabará and Turmalina, dated February 17, 2006 and July 31, 2006, respectively, and filed on SEDAR on March 2, 2006 and August 1, 2006, respectively.  These reports have not been updated to reflect any new information since the dates of the reports, including, but not limited to, resources and reserves, mine and plant production, metallurgy, operating and capital costs and environmental data.  The Qualified Persons who prepared the reports were Graham G. Clow, P.Eng., and Wayne W. Valliant, P.Geo. Mr. Clow and Mr. Valliant are employees of Scott Wilson RPA and are independent for the purposes of NI 43-101.

OUTSTANDING SHARE DATA

Common shares and convertible securities outstanding as at March 24, 2008 are:

Security	Expiry Date	Exercise Price	Securities Outstanding	Common Shares on Exercise
Common Shares			64,105,719	64,105,719
Agents Options	27-Mar-08	CAD 5.25	61,749	61,749
Options	4-Sep-08	USD 1.00	135,000	135,000
Options	5-Nov-08	CAD 3.75	156,158	156,158
Options	19-May-09	CAD 4.05	685,000	685,000
Options	15-Jun-09	CAD 4.25	96,000	96,000
Options	21-Oct-09	CAD 4.00	157,500	157,500
Options	17-Feb-10	CAD 3.47	635,000	635,000
Options	10-Mar-10	CAD 3.65	212,000	212,000
Options	8-Dec-10	CAD 3.29	40,000	40,000
Options	10-May-ll	CAD 5.47	1,010,000	1,010,000
Options	30-Jun-ll	CAD 4.41	418,000	418,000
Options	30-Nov-ll	CAD 6.40	1,010,000	1,010,000
Options	21-Sep-09	CAD 5.25	200,000	200,000
Options	21-Sep-09	CAD 4.60	100,000	100,000
Options	31-Oct-08	CAD 4.72	13,513	13,513
Options	30-Apr-09	CAD 5.25	50,000	50,000
Options	31-Oct-09	CAD 6.00	50,000	50,000
Options	19-Mar-12	CAD 5.94	1,135,000	1,135,000
Options	1-Sep-ll	CAD 4.62	36,000	36,000
Options	7-Sep-12	CAD 6.48	377,500	377,500
Options	4-Dec-12	CAD 9.54	1,240,000	1,240,000
Fully diluted common shares				71,924,139

March 24, 2008

Daniel R. Titcomb President and CEO	James M. Roller Chief Financial Officer

GLOSSARY OF MINING TERMS

Carbon-in-leach
A gold recovery process in which a slurry of gold-bearing ore, carbon and cyanide are mixed together.  The cyanide dissolves the gold, which is subsequently absorbed by and separated from the carbon.

Carbon-in-pulp
Similar to carbon-in-leach process, but initially the slurry is subjected to cyanide leaching in separate tanks followed by carbon-in-pulp. Carbon-in-leach is a simultaneous process.

Conversion factors
Weights and measures on this site represent units commonly used in the gold industry.  Conversion factors are provided below:

To Convert Imperial Measurement Units	To Metric Measurement Units	Multiply By
Acres	Hectares	0.404686
Feet	Metres	0.30480
Miles	Kilometres	1.609344
Ounces (troy)	Grams	31.1035
Pounds	Kilograms	0.454
Short tons	Tonnes	0.907185
Troy ounces per ton	Grams per tonne	34.2857

Cut-off grade
The minimum metal grade at which a tonne of rock can be processed on an economic basis.

Deposit
A mineralized body which has been physically delineated by sufficient drilling, trenching and/or underground work and found to contain a sufficient average grade of metal or metals to warrant further exploration and/or development expenditures; such a deposit does not qualify as a commercially mineable ore body or as containing mineral reserves until final legal, technical and economic factors have been resolved.

Development or mine development
Driving openings to access the mineral reserve in an underground mine.

Diamond or core drill
A type of rotary drill in which the cutting is done by abrasion rather than percussion.  The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water is pumped to the cutting face.  The drill cuts a core of rock, which is recovered in long cylindrical sections, an inch or more in diameter.

Dilution
The effect of waste or low-grade ore being included unavoidably in the mined ore, lowering the recovered grade.

Doré
The precious metals product of the smelter, containing mainly gold and silver, that requires additional refining to high purity gold.

Drifting
Driving of tunnels through rock usually on a horizontal basis.

Feasibility study
A detailed report showing the feasibility of placing a prospective ore body or deposit of minerals within a mineral property into production.  This report typically includes, inter alia, the specific portion or portions of the property that should be included in a development block, conclusions and recommendations regarding any adjustments that should be made to the boundaries of a development block, a description of the work to be performed in order to develop the mineral resources within the development block and to construct a mine or mines and related facilities on the development block, the estimated capital and operating costs thereof, a proposed schedule for the timing of development and mine construction, and an assessment of the impact of the operation and the information obtained and evaluations made in respect thereof.

Grade
The amount of gold in each tonne of ore, usually expressed in grams per tonne.

Heap leaching
A process whereby gold is extracted by “heaping” broken ore on sloping impermeable pads and repeatedly spraying the heaps with a weak cyanide solution which dissolves the gold content. The gold-laden solution is collected for gold recovery.

Indicated mineral resource
An indicated mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape, and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred
That part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence, limited sampling, and reasonably assumed, but not verified, geological and grade continuity.  The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, and workings.

Inferred mineral resource
An inferred mineral resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Measured mineral resource
A measured mineral resource is that part of a mineral resource for which quantity, grade or quality, density, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit.  The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Mineralization
Mineral-bearing rock; the minerals may have been either a part of the original rock unit or injected at a later time.

Mineral reserve
A mineral reserve is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.  A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral resource
A mineral resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the earth's crust in such form or quantity and of such a grade or quality that  has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

NI 43-101
Canadian National Instrument 43-101, Standards of Disclosure for Mineral Projects of the Canadian Securities Regulators.

Ore
Rock, generally containing metallic and non-metallic minerals that can be mined and processed at a profit.

Ounce (troy)
All ounces referenced herein are troy ounces.  Despite the world's gradual conversion to the metric system, the troy ounce remains a fixture of the gold industry and the most important basis for expressing quotations of most gold markets.  One troy ounce equals approximately 31.1 grams in weight.  There are 32.15 troy ounces in a kilogram.

Probable mineral reserve
A probable mineral reserve is the economically mineable part of an indicated, and in some circumstances a measured mineral resource, demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Proven mineral reserve
A proven mineral reserve is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study.  This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Qualified Person or QP
An individual who, in accordance with NI 43-101: (a) is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation mineral project assessment, or any combination of these; (b) has experience relevant to the subject matter of the mineral project and the technical report; and (c) is a member in good standing of a recognized professional association.

Ramp
An inclined underground tunnel that provides access to an ore body for exploration, ventilation and/or mining purposes in an underground mine.

Reclamation
The process by which lands disturbed as a result of mining activity are reclaimed back to a beneficial land use.  Reclamation activity includes the removal of buildings, equipment, machinery and other physical remnants of mining, closure of tailings impoundments, leach pads and other mine features, and contouring, covering and revegetation of waste rock piles and other disturbed areas.

Recoverable Reserves
Recoverable reserves represent the quantity of gold that can be recovered (i.e. mined) from existing gold resources.

Recovery
A term used in process metallurgy to indicate the proportion of valuable material obtained in the processing of an ore.  It is generally stated as a percentage of valuable metal in the ore that is recovered compared to the total valuable metal present in the ore.

Recovery Grade
The actual grade of ore realized after the mining and treatment process.

Refractory Ore
Mineralized rock in which much of the gold is encapsulated in sulphides or other minerals and is not readily amenable to dissolution by cyanide solutions (unlike oxidized ore) even with fine grinding.

Reserves and Resources
The Company’s classification of mineral reserves and resources and the subcategories of each conforms with definitions adopted by the Canadian Institute of Mining, Metallurgy and Petroleum Council on August 20, 2000, which are in accordance with Canadian Securities Administrators' National Instrument 43-101 dated November 17, 2000.

Stockpile
Broken ore heaped on surface or prepared areas underground, pending treatment or shipment.

Stope
Working place in an underground mine where ore is extracted.

Tailings
The material that remains after all economically recoverable metals or minerals of economic interest has been removed from the ore through milling and processing.

Ton
A ton or short ton is a British imperial measure of weight equivalent to 2,000 pounds.

Tonne
A tonne or metric tonne is about 10% greater in weight than a short ton and equivalent in weight to 1000 kilograms or 2,205 pounds.

Waste
Barren rock in a mine, or mineralized material that is too low in grade to be mined and milled at a profit.

CORPORATE DIRECTORY

Jaguar Mining Inc. is a Canadian company
incorporated under the laws of Ontario.

DIRECTORS

Andrew C. Burns[1]
Gil Clausen[3,4]
William E. Dow[3]
Juvenil T. Felix
Gary E. German[1,2,4]
Chairman
Anthony F. Griffiths[1,2,3]
Daniel R. Titcomb

1     Audit Committee
2    Compensation Committee
3    Corporate Governance Committee
4    Health, Safety and Environmental Committee

OFFICERS

Daniel R. Titcomb
President & CEO

Juvenil T. Felix
Chief Operating Officer

James M. Roller
Chief Financial Officer & Treasurer

Lúcio Cardoso
VP Operations

Adriano L. Nascimento
VP Exploration & Engineering

Robert J. Lloyd
Secretary

ADMINISTRATIVE  OFFICE

125 North State Street
Concord, NH  03301 - USA
Phone: (603) 224-4800
Fax:     (603) 228-8045
E-mail: ir@jaguarmining.com
Website: www.jaguarmining.com

REGISTERED OFFICE

100 King Street West, Suite 4400
1 First Canadian Place
Toronto, Ontario M5X 1B1 - Canada

OPERATING OFFICE

Rua Fernandes Tourinho 487, 7th Floor
CEP 30.112-000 - Belo Horizonte - MG
Brazil

AUDITORS

KPMG LLP
Toronto, Ontario
Belo Horizonte, Brazil

LEGAL COUNSEL

Davies, Ward, Phillips &Vineberg LLP
Toronto, Ontario
New York, NewYork

Hinckley, Allen & Snyder LLP
Concord, New Hampshire

BANKS

Bank of America
Boston, Massachusetts

Royal Bank of Canada
Toronto, Ontario

STOCK TRANSFER AGENT

Computershare Investor Services Inc.
100 University Avenue, 9th floor
Toronto, ON  M5J 2Y1
Phone: 1-800-564-6253
Fax: 1-866-249-7775
Email: service@computershare.com

EXCHANGE LISTING

Toronto Stock Exchange: “JAG”, “JAG.NT”
NYSE Arca: “JAG”

A.	Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this report, the Registrant's Chief Executive Officer and Chief Financial Officer have concluded that the Registrant's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

B.	Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant's Public Accounting Firm

This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

C.	Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there were no changes in the Registrant's internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant's internal control over financial reporting.

D.	Notice of Pension Fund Blackout Period Pursuant To Regulation BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice for any of its directors or executive officers during the fiscal year ended December 31, 2007.

E.	Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Gary German, Anthony Griffiths and Andrew Burns, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Each of Mssrs. German, Griffiths and Burns is independent, as that term is defined in the rules of the NYSE Arca Exchange.

The Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

F.	Code Of Ethics

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to all of its directors, officers and employees. The code of ethics has been posted to the Registrant's website at www.jaguarmining.com.

G.	Principal Accountant Fees And Services

The Registrant has paid KPMG LLP ("KPMG"), its external auditors, the following fees in each of the last two fiscal periods.

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were US$310,000 and US$148,800, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2007 and December 31, 2006, respectively, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were $182,600 and $209,300, respectively. Professional services provided included accounting research and internal control review procedures.

Tax Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2007 and December 31, 2006, for professional services rendered by KPMG for tax compliance, tax advice, tax planning and other services.

All Other Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2007 and December 31, 2006, except as described above.

Audit Committee Approval

The Registrant’s audit committee pre-approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

H.	Off-Balance Sheet Arrangements

The Registrant is not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

I.	Tabular Disclosure Of Contractual Obligations

The Registrant's contractual obligations as at December 31, 2007 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007, included as Document 3 herein, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources - Contractual Obligations".

J.	Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined by the rules of the NYSE Arca: Mssrs Gary German, Anthony Griffiths and Andrew Burns.

K.	Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2007, included as Document 3 herein, under the heading “Critical Accounting Policies”.

L.	Disclosure Required Pursuant to the NYSE Arca

The Registrant is classified as a foreign private issuer under US securities law and its common shares are listed on the NYSE Arca. Pursuant to the rules of the NYSE Arca, a foreign private issuer is permitted, subject to a few exceptions, to follow home country practice in lieu of the corporate governance rules of the NYSE Arca. The only corporate governance practice of the Registrant that differs from those required by the NYSE Arca rules to be followed by U.S. domestic issuers is the quorum found in Section 5.3(c) of the NYSE Arca rules which rule provides that a quorum for any meeting of shareholders may not consist of less than 33.33% of the common shares issued and outstanding. The Registrant's by-laws require that a quorum for any meeting of shareholders may not consist of less than 15% of the common shares issued and outstanding. This policy is consistent with requirements of the Toronto Stock Exchange and applicable corporate laws in Ontario.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

B.	Consent to Service of Process

The Registrant has previously filed with the Commission a Form F-X in connection with its Common Shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.

March 28, 2008	By:	/s/ DANIEL R. TITCOMB
Name: Daniel R. Titcomb
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of TechnoMine Services, LLC.

23.2	Consent of Graham G. Clow Scott Wilson Roscoe Postle Associates Inc.

23.3	Consent of KPMG LLP.

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1
Audited schedule of reconciliation of Canadian generally accepted accounting principles, to principles generally accepted in the United States for the years ended December 31, 2007 and 2006 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.