Form 40-F
period 2008-12-31
Jaguar Mining Inc
filed 2009-03-24
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008	Commission File Number 001-33548

Jaguar Mining Inc.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)

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
The Registrant had 63,982,281 Common Shares outstanding as at December 31, 2008

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act").  If "Yes" is marked, indicate the filing number assigned to the registrant in connection with such rule.

Yes ☐	82-______	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

DOCUMENTS FILED UNDER COVER OF THIS FORM

Document No.

1.	Audited Annual Financial Statements at December 31, 2008 and 2007 and for each of the three years in the three year period ended December 31, 2008.
2.
Audited schedule of reconciliation of Canadian generally accepted accounting principles, to principles generally accepted in the United States for the years ended December 31, 2008, 2007 and 2006 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.

3.	Management's Discussion and Analysis for the years ended December 31, 2008 and 2007.
4.	Annual Information Form for the year ended December 31, 2008.
5.	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
6.	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
7.	Consent of KPMG LLP.

A.	Disclosure Controls and Procedures

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

B.	Management's Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant's Public Accounting Firm

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant’s principal executive officer and principal financial officer has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2008 in accordance with Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Registrant’s principal executive officer and principal financial officer have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2008 and have certified the Registrant’s annual filings with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management of the Company reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors. KPMG LLP, independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2008. KPMG LLP has provided such opinions and such opinions are filed as part of this annual report on Form 40-F as Document 2 and are incorporated by reference herein.

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

The Registrant was not required by Rule 104 of Regulation BTR to send any notice for any of its directors or executive officers during the fiscal year ended December 31, 2008.

E.	Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Gary German, Anthony Griffiths and Andrew Burns, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F. Each of Mssrs. German, Griffiths and Burns is independent, as that term is defined in the rules of the NYSE Arca.

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

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were Cdn.$544,662 and Cdn.$311,860, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2008 and December 31, 2007, respectively, for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were Cdn.$273,939 and Cdn.$205,463, respectively. Professional services provided included accounting research and internal control review procedures.

Tax Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2008 and December 31, 2007, for professional services rendered by KPMG for tax compliance, tax advice, tax planning and other services.

All Other Fees

There were no fees billed by KPMG for the fiscal years ended December 31, 2008 and December 31, 2007, except as described above.

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

I.	Tabular Disclosure Of Contractual Obligations

The Registrant's contractual obligations as at December 31, 2008 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, included as Document 3 herein, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources - Contractual Obligations".

J.	Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined by the rules of the NYSE Arca: Mssrs Gary German, Anthony Griffiths and Andrew Burns.

K.	Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2008, included as Document 3 herein, under the heading “Critical Accounting Policies”.

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

JAGUAR MINING INC.

March 24, 2009	By:	/s/ DANIEL R. TITCOMB
Name: Daniel R. Titcomb
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of KPMG LLP.

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1	Audited Annual Financial Statements at December 31, 2008 and 2007 and for each of the three years in the three year period ended December 31, 2008.

99.2
Audited schedule of reconciliation of Canadian generally accepted accounting principles, to principles generally accepted in the United States for the years ended December 31, 2008, 2007 and 2006 together with the auditor's report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 17 of Form 20-F.

99.3	Management's Discussion and Analysis for the years ended December 31, 2008 and 2007.

99.4	The Annual Information Form of Jaguar Mining Inc. for the year ended December 31, 2008