Form 40-F
period 2009-12-31
Jaguar Mining Inc
filed 2010-03-24
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009	Commission File Number 001-33548

Jaguar Mining Inc.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)

125 North State St.
Concord, New Hampshire 03301
(603) 224-4800
(Address and telephone number of Registrants’ principal executive offices)

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place
44th Floor
Toronto, Ontario M5X 1B1
(416) 863-5518
 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, No Par Value Rights	NYSE NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
The Registrant had 83,714,648 Common Shares outstanding as at December 31, 2009

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.

Yes ☐	82-_____	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

A.	Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this report, the Registrant’s Chief Executive Officer and Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms.

B.	Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant’s Public Accounting Firm

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant’s principal executive officer and principal financial officer has assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2009 in accordance with the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Registrant’s principal executive officer and principal financial officer have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2009 and have certified the Registrant’s annual filings with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management of the Company reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  KPMG LLP (“KPMG”), independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2009.  KPMG has provided such opinions and such opinions are filed with this annual report on Form 40-F as Exhibit 99.2 and are incorporated by reference herein.

C.	Changes in Internal Control Over Financial Reporting

As of the end of the period covered by this report, there were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

D.	Notice of Pension Fund Blackout Period Pursuant To Regulation BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice for any of its directors or executive officers during the fiscal year ended December 31, 2009.

E.	Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Gary German, Anthony Griffiths and Andrew Burns, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.  Each of Mssrs. German, Griffiths and Burns is independent, as that term is defined in the rules of the NYSE.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on members of the Audit Committee and the Board of Directors who do not carry this designation or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

F.	Code Of Ethics

The Registrant has adopted a code of ethics (as that term is defined in Form 40-F) that applies to all of its directors, officers and employees. The code of ethics has been posted to the Registrant’s website at www.jaguarmining.com.

G.	Principal Accountant Fees And Services

The Registrant has paid KPMG, its external auditors, the following fees in each of the last two fiscal periods.

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and December 31, 2008 for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were Cdn.$654,000 and Cdn.$544,662, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and December 31, 2008 for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were Cdn.$263,000 and Cdn.$273,939, respectively. Professional services provided included accounting research and internal control review procedures.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and December 31, 2008 for professional services rendered by KPMG for tax compliance, tax advice, tax planning and other services were Cdn.$47,500 and Cdn.$nil, respectively.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2009 and December 31, 2008 for services other than those reported under  “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” were Cdn.$25,000 and Cdn.$nil, respectively.

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

I.	Tabular Disclosure Of Contractual Obligations

The Registrant’s contractual obligations as at December 31, 2009 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, attached as Exhibit 99.3 hereto, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources - Contractual Obligations”.

J.	Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined by the rules of the NYSE: Mssrs. Gary German, Anthony Griffiths and Andrew Burns.

K.	Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2009, attached as Exhibit 99.3 hereto, under the heading “Critical Accounting Policies”.

L.	Disclosure Required Pursuant to the NYSE

The Registrant is classified as a foreign private issuer under US securities law and its common shares are listed on the NYSE. Pursuant to the rules of the NYSE, a foreign private issuer is permitted, subject to a few exceptions, to follow home country practice in lieu of the corporate governance rules of the NYSE. The only corporate governance practice of the Registrant that differs from those required by the NYSE rules to be followed by U.S. domestic issuers is the quorum found in Section 5.3(c) of the NYSE rules which rule provides that a quorum for any meeting of shareholders may not consist of less than 33.33% of the common shares issued and outstanding. The Registrant’s by-laws require that a quorum for any meeting of shareholders may not consist of less than 15% of the common shares issued and outstanding. This policy is consistent with requirements of the Toronto Stock Exchange and applicable corporate laws in Ontario.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.	Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises.

B.	Consent to Service of Process

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.

March 24, 2010	By:	/s/ DANIEL R. TITCOMB
	Name:	Daniel R. Titcomb
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of KPMG LLP.

23.2	Consent of Ivan C. Machado

23.3	Consent of Barton G. Stone

23.4	Consent of Jeremy Lee Clark

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.1
Audited Annual Financial Statements at December 31, 2009 and 2008 and for each of the three years in the three year period ended December 31, 2009 together with the auditor's report thereon and the notes thereto, including the auditor's report on the internal control over financial reporting.

99.2
Audited schedule of reconciliation of Canadian generally accepted accounting principles, to principles generally accepted in the United States for each of the three years in the three year period ended December 31, 2009 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.

99.3	Management’s Discussion and Analysis for the years ended December 31, 2009 and 2008.

99.4	The Annual Information Form of Jaguar Mining Inc. for the year ended December 31, 2009.