Form 40-F
period 2010-12-31
Jaguar Mining Inc
filed 2011-03-22
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

☒  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010                                                                                     Commission File Number 001-33548

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

Davies Ward Phillips & Vineberg LLP
1 First Canadian Place
44th Floor
Toronto, Ontario M5X 1B1
(416) 863-5518
 (Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which Registered
Common Shares, No Par Value	NYSE

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual information form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
The Registrant had 84,373,648 Common Shares outstanding as at December 31, 2010

     Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  If “Yes” is marked, indicate the filing number assigned to the registrant in connection with such rule.

Yes ☐	82- ☐	No ☒

     Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

    Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

Yes ☐	No ☒

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

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registrant’s Public Accounting Firm

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant’s principal executive officer and principal financial officer have assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2010 in accordance with the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant’s principal executive officer and principal financial officer have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2010 and have certified the Registrant’s annual filings with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management of the Registrant reviewed the results of management’s assessment with the Audit Committee of the Company’s Board of Directors.  KPMG LLP (“KPMG”), independent registered chartered accountants, was engaged, as approved by a vote of the Company’s shareholders, to audit and provide independent opinions on the Company’s consolidated financial statements and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010.  KPMG has provided such opinions and such opinions are filed with this annual report on Form 40-F as Exhibit 99.1 and are incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

Notice of Pension Fund Blackout Period Pursuant To Regulation BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2010.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Gary German, Anthony Griffiths and Andrew Burns, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(a) of Form 40-F.  Each of Messrs. German, Griffiths and Burns is independent, as that term is defined in the rules of the NYSE.

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

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and December 31, 2009 for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were Cdn.$652,667 and Cdn.$631,000, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and December 31, 2009 for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were Cdn.$nil and Cdn.$263,000, respectively. Such services related to professional services in connection with a prospectus.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and December 31, 2009 for professional services rendered by KPMG for tax compliance, tax advice and  tax planning  were Cdn.$18,104 and Cdn.$47,500, respectively.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2010 and December 31, 2009 for services other than those reported under  “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” were Cdn.$246,500 and Cdn.$25,000, respectively.  Other services included advice relating to the conversion to International Financial Reporting Standards.

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

Tabular Disclosure Of Contractual Obligations

The Registrant’s contractual obligations as at December 31, 2010 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, attached as Exhibit 99.3 hereto, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources - Contractual Obligations”.

Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined by the rules of the NYSE: Messrs. Gary German, Anthony Griffiths and Andrew Burns.

Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2010, attached as Exhibit 99.3 hereto, under the heading “Critical Accounting Policies”.

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

           The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by SEC staff, and to furnish promptly, when requested to do so by SEC staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in such securities.

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

JAGUAR MINING INC.

March 22, 2011	By:	/s/ DANIEL R. TITCOMB
Name: Daniel R. Titcomb
Title: President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of KPMG LLP.

23.2	Consent of Ivan C. Machado.

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1
Audited Annual Financial Statements at December 31, 2010 and 2009 and for each of the three years in the three year period ended December 31, 2010 together with the auditor's report thereon and the notes thereto, including the auditor's report on the internal control over financial reporting.

99.2
Audited schedule of reconciliation of Canadian generally accepted accounting principles, to principles generally accepted in the United States for each of the three years in the three year period ended December 31, 2010 together with the auditor’s report thereon and the notes thereto, reconciled to U.S. GAAP in accordance with Item 18 of Form 20-F.

99.3	Management’s Discussion and Analysis for the years ended December 31, 2010 and 2009.

99.4	The Annual Information Form of the Registrant for the year ended December 31, 2010.