Form 40-F
period 2011-12-31
Jaguar Mining Inc
filed 2012-03-26
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011	Commission File Number 001-33548

Jaguar Mining Inc.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)

122 North Main Street, 2nd Floor
Concord, New Hampshire 03301

(603) 410-4888

(Address and telephone number of Registrants’ principal executive offices)

Hinckley, Allen & Snyder LLP
43 Main Street
Concord, New Hampshire
U.S.A. 03301
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

The Registrant had 84,409,648 Common Shares outstanding as at December 31, 2011

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

Yes ☐	No ☐

Principal Documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

•	the Registrant’s Annual Information Form for the fiscal year ended December 31, 2011;
•	the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2011 and 2010; and
•	the Registrant’s Management’s Discussion and Analysis for the fiscal years ended December 31, 2011 and 2010.

Disclosure Controls and Procedures

Based on their evaluation as of the end of the period covered by this report, the members of the Registrant’s Office of the Chairman and the Chief Financial Officer have concluded that the Registrant’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed by the Registrant in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission (“SEC”) rules and forms.

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The members of the Registrant’s Office of the Chairman and the principal financial officer have assessed the effectiveness of the Registrant’s internal control over financial reporting as of December 31, 2011 in accordance with the Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the members of the Registrant’s Office of the Chairman and principal financial officer have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2011 and have certified the Registrant’s annual filing with the SEC on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities.

Management of the Registrant reviewed the results of management’s assessment with the Audit Committee of the Registrant’s Board of Directors.

Changes in Internal Control Over Financial Reporting

There was no change in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that has materially affected or is reasonably likely to materially affect the Registrant’s internal control over financial reporting.

Attestation Report of Registrant’s Public Accounting Firm

KPMG LLP ("KPMG"), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of December 31, 2011. For KPMG's report see Exhibit 99.1 to this annual report on Form 40-F which is incorporated by reference herein.

Notice of Pension Fund Blackout Period Pursuant To Regulation BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2011.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Gary German, Anthony Griffiths and Andrew Burns, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F. Each of Messrs. German, Griffiths and Burns is independent, as that term is defined in the rules of the New York Stock Exchange (“NYSE”).

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

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and December 31, 2010 for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were Cdn.$826,400 and Cdn.$655,700, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and December 31, 2010 for assurance and related services rendered by KPMG that are reasonably related to the performance of the audit or review of the Registrant’s financial statements and are not reported above as audit fees were Cdn.$nil.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and December 31, 2010 for professional services rendered by KPMG for tax compliance, tax advice, tax planning and other services were Cdn.$nil and Cdn.$18,100, respectively.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2011 and December 31, 2010 for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” were Cdn.$192,200 and Cdn.$246,500, respectively. Other provided included advice related to the conversion to IFRS.

Audit Committee Approval

The Registrant’s audit committee approves every significant engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

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

Tabular Disclosure Of Contractual Obligations

The Registrant’s contractual obligations as at December 31, 2011 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, attached as Exhibit 99.3 hereto, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources – Contractual Obligations” and are incorporated herein by reference.

Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined by the rules of the NYSE: Messrs. Gary German, Anthony Griffiths and Andrew Burns.

Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2011, attached as Exhibit 99.2 hereto, under the heading “Critical Accounting Policies”.

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

JAGUAR MINING INC.

March 23, 2012	By:	/s/ Robert J. Lloyd
Name: Robert J. Lloyd
Title: Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of KPMG LLP.

23.2	Consent of Wilson Miola.

31.1	Certification of Gary E. German pursuant to Rule 13(a) - 14(a) of the Securities Exchange Act of 1934, as amended.

31.2	Certification of Gilmour Clausen pursuant to Rule 13(a) - 14(a) of the Securities Exchange Act of 1934, as amended.

31.3	Certification of John Andrews pursuant to Rule 13(a) - 14(a) of the Securities Exchange Act of 1934, as amended.

31.4	Certification of James M. Roller pursuant to Rule 13(a) - 14(a) of the Securities Exchange Act of 1934, as amended.

32	Certification of the members of the Office of the Chairman and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Audited Annual Financial Statements at December 31, 2011 December 31, 2010 and January 1, 2010 and for the years ended December 31, 2011 and December 31, 2010 together with the auditor’s report thereon and the notes thereto, including the auditor’s report on the internal control over financial reporting.

99.2	Management’s Discussion and Analysis for the years ended December 31, 2011 and 2010.

99.3	The Annual Information Form of the Registrant for the year ended December 31, 2011.