Form 40-F
period 2012-12-31
Jaguar Mining Inc
filed 2013-03-22
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012             Commission File Number 001-33548

Jaguar Mining Inc.

(Exact name of Registrant as specified in its charter)

Ontario (Province or other Jurisdiction of Incorporation or Organization)	1040 (Primary Standard Industrial Classification Code Number)	98-6396253 (I.R.S. Employer Identification No.)

67 Yonge Street, Suite 1203
Toronto, Ontario M5E 1J8 Canada

(647) 494-5524

(Address and telephone number of Registrants’ principal executive offices)

Hickley, Allen & Snyder LLP

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

The Registrant had 84,409,648 Common Shares outstanding as at December 31, 2012

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

Yes ☐            No          ☐

Principal Documents

The following documents that are filed as exhibits to this annual report are incorporated by reference herein:

●	the Registrant’s Annual Information Form for the fiscal year ended December 31, 2012;
●	the Registrant’s Audited Consolidated Financial Statements for the fiscal years ended December 31, 2012 and 2011; and
●	the Registrant’s Management’s Discussion and Analysis for the fiscal year ended December 31, 2012.

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

Management’s Annual Report on Internal Control over Financial Reporting

Management of the Registrant is responsible for establishing and maintaining adequate internal control over the Registrant’s financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. The Registrant’s Chief Executive Officer and principal financial officer have assessed the effectiveness of the Registrant’s internal control over financial reporting as at December 31, 2012 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Registrant's Chief Executive Officer and the principal financial officer have determined that the Registrant’s internal control over financial reporting was effective as of December 31, 2012.

The Registrant’s auditor has attested to management's internal control over financial reporting for the year ended December 31, 2012. The auditor’s attestation report on management's assessment of the Registrant's internal control over financial reporting is included in Exhibit 99.1 to this annual report on Form 40-F, which is incorporated by reference herein.

Changes in Internal Control Over Financial Reporting

There were no changes in the Registrant’s internal control over financial reporting that occurred during the period covered by this report that have materially affected or are reasonably likely to materially affect the Registrant’s internal control over financial reporting.

Attestation Report of Registrant’s Public Accounting Firm

KPMG LLP (“KPMG”), the independent registered public accounting firm of the Registrant, has issued an attestation report on the effectiveness of the internal control over financial reporting of the Registrant as of December 31, 2012. For a copy of KPMG’s report see Exhibit 99.1 to this annual report on Form 40-F, which is incorporated by reference herein.

Notice of Pension Fund Blackout Period Pursuant To Regulation BTR

The Registrant was not required by Rule 104 of Regulation BTR to send any notice to any of its directors or executive officers during the fiscal year ended December 31, 2012.

Audit Committee Financial Expert

The Board of Directors of the Registrant has determined that each of Messrs. Andy Burns, Anthony Griffiths and Gil Clausen, individuals serving on the Audit Committee of the Registrant’s Board of Directors, is an audit committee financial expert, within the meaning of General Instruction B(8)(b) of Form 40-F. Each of Messrs. Burns, Griffiths and Clausen is independent, as that term is defined in the rules of the NYSE.

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

Audit Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and December 31, 2011 for professional services rendered by KPMG for the audit of the Registrant’s annual financial statements or services that are normally provided by KPMG in connection with statutory and regulatory filings or engagements for such fiscal years were Cdn.$804,000 and Cdn.$839,150, respectively.

Audit-Related Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and December 31, 2011 for assurance and related services rendered by KPMG that are reasonably related to forensic services and are not reported above as audit fees were Cdn.$nil and $127,299, respectively.

Tax Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and December 31, 2011 for professional services rendered by KPMG for tax compliance, tax advice, tax planning and other services were Cdn.$nil and Cdn.$nil, respectively.

All Other Fees

The aggregate fees billed by KPMG for the fiscal years ended December 31, 2012 and December 31, 2011 for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees” were Cdn.$nil and Cdn.$nil, respectively. Other services provided included advice related to the conversion to IFRS.

Audit Committee Approval

The Registrant’s audit committee pre-approves every engagement by KPMG to render audit or non-audit services. All of the services described above were approved by the audit committee.

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

Tabular Disclosure Of Contractual Obligations

The Registrant’s contractual obligations as at December 31, 2012 are summarized in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, attached as Exhibit 99.3 hereto, under the heading “Financial Condition, Cash Flow, Liquidity and Capital Resources” and are incorporated herein by reference.

Identification of Audit Committee

The Registrant has an audit committee comprised of the following three individuals, all of who are independent as that term is defined under the rules of the NYSE: Messrs. Burns, Griffiths and Clausen.

Critical Accounting Policies

A discussion of the Registrant’s critical accounting policies can be found in its Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012, attached as Exhibit 99.3 hereto, under the heading “Critical Accounting Policies”.

Interactive Data File

The Registrant is not currently required to submit to the Commission, nor post to its corporate website, an Interactive Data File.

Mine Safety

The Registrant is not currently required to disclose the information required by Section 1503(a) of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Disclosure Required Pursuant to the NYSE

The Registrant is classified as a foreign private issuer under U.S. securities law and its common shares are listed on the NYSE. Pursuant to the rules of the NYSE, a foreign private issuer is permitted, subject to a few exceptions, to follow home country practice in lieu of the corporate governance rules of the NYSE. The only corporate governance practice of the Registrant that differs from those required by the NYSE rules to be followed by U.S. domestic issuers is the quorum requirement found in Section 5.3(c) of the NYSE rules, rule provide that a quorum for any meeting of shareholders may not consist of less than 33.33% of the common shares issued and outstanding. The Registrant’s by-laws require that a quorum for any meeting of shareholders may not consist of less than 15% of the common shares issued and outstanding. This policy is consistent with requirements of the Toronto Stock Exchange and applicable corporate laws in Ontario.

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

The Registrant has previously filed with the SEC a Form F-X in connection with its common shares. Any change to the name or address of the agent for service of process shall be communicated promptly to the SEC by an amendment to the Form F-X.

SIGNATURE

Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

JAGUAR MINING INC.

March 22, 2013	By:	/s/ David M. Petroff
Name: /s/ David M. Petroff
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Title

23.1	Consent of KPMG LLP.

23.2	Consent of Wilson Miola.

31	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32	Certification of the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.1	Audited Annual Financial Statements at December 31, 2012 and 2011 and for the years then ended together with the auditor's report thereon and the notes thereto, including the auditors’ report on the Company’s internal control over financial reporting.

99.2	Management’s Discussion and Analysis for the years ended December 31, 2012.

99.3	The Annual Information Form of the Registrant for the year ended December 31, 2012.