Form 20-F
period 2014-12-31
Jaguar Mining Inc
filed 2015-05-01
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report …………………………

For the transition period from _____________________ to ____________________

Commission file number 001-33548

JAGUAR MINING INC.
(Exact name of Registrant as specified in its charter)

Ontario, Canada
(Jurisdiction of incorporation or organization)

67 Yonge Street, Suite 1203
Toronto, Ontario M5E 1J8 Canada
(416) 628-9601
(Address of principal executive offices)
Derrick Weyrauch
(416) 628-9601 (telephone)
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

111,111,038

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes  x  No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes  x  No

Indicate by check mark weather the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

x Yes  ☐  No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes  x  No (not required)

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

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer x

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

☐  Yes  x  No

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

N/A ☐  Yes  ☐  No

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND
MINERAL RESERVE ESTIMATES

As used in this Annual Report on Form 20-F, the terms “Mineral Reserve”, “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with National Instrument 43-101 (Standards of Disclosure for Mineral Projects) (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a Mineral Reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. The terms “Mineral Resource,” “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101. However, these terms are not defined terms under SEC Industry Guide 7. Investors are cautioned not to assume that any all, or any part of a mineral deposit in these Mineral Resources categories will ever be converted into Mineral Reserves. “Measured Mineral Resources”, “Indicated, Mineral Resources” and “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of a Measured, Indicated Mineral or an Inferred Mineral Resource will ever be upgraded to a Proven or Probable Reserve Category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations. However, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this Annual Report on Form 20-F and the exhibits filed herewith or incorporated by reference herein contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules and regulations promulgated thereunder. Further, the term “mineralized material” as used in this Annual Report on Form 20-F does not indicate “reserves” by SEC standards. We cannot be certain that mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant “reserves”. Investors are cautioned not to assume that mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted, please see “United States and Canadian Reporting Definition Differences For Mineral Properties”.

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

In making the forward-looking statements in this Annual Report on Form 20-F, Jaguar has made assumptions, including, but not limited to assumptions concerning: the Company will be able to meet its obligations as they become due and continue as a going concern, production costs; the geological interpretation and statistical inferences or assumptions drawn from drilling and sampling analysis that are involved in the calculation of Mineral Reserves and Mineral Resources; that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign currency exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of gold as well as oil and petroleum products develop as expected; that Jaguar receives regulatory and governmental approvals for its development projects and other operations on a timely basis; that Jaguar is able to obtain financing for its development projects on reasonable terms; that there is no unforeseen deterioration in Jaguar’s costs of production or Jaguar’s production and productivity levels; that Jaguar is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for Jaguar’s development and expansion projects are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that unforeseen changes to the political stability or government regulation in the country in which Jaguar operates do not occur; that there are no unanticipated changes to market competition, that Jaguar’s mineral reserve estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that Jaguar realizes expected premiums over London Metal Exchange cash and other benchmark prices; and that Jaguar maintains its ongoing relations with its employees, affected communities, business partners and joint venturers.

Actual results may differ materially from those expressed or implied in the forward-looking statements contained in this Annual Report on Form 20-F. The Company anticipates that subsequent events and developments may cause the Company’s views to change. Factors which could cause results or events to differ from current expectations include, among other things: Jaguar’s ability to meet its obligations as they become due and continue as a going concern, to maintain a listing of its common shares on a stock exchange; actions taken by the Company’s lenders, creditors, shareholders, and other stakeholders to enforce their rights; actions taken against the Company by governmental agencies and securities and other regulators; actions taken by the reconstituted board and senior management of the Company and other factors not currently viewed as material that could cause actual results to differ materially from those described in the forward-looking statements. Important factors that could cause actual results to differ materially from these expectations are discussed in greater detail under the heading “Risk Factors” in this Annual Report on Form 20-F. When relying on forward-looking statements to make decisions with respect to Jaguar, carefully consider these risk factors and other uncertainties and potential events. Jaguar undertakes no obligation to update or revise any forward-looking statement, except as required by law.

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

The following selected financial data of the Company for Fiscal 2014, Fiscal 2013 and Fiscal 2012 ended December 31st was derived from the consolidated financial statements of the Company included elsewhere in this Annual Report on Form 20-F. The selected financial data set forth for Fiscal 2011 and Fiscal 2010 ended December 31st are derived from the Company’s audited consolidated financial statements, not included herein.  The selected financial data should be read in conjunction with the consolidated financial statements and other information included immediately following the text of this Annual Report on 20-F.

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

Selected Financial Data

International Financial Reporting Standards (“IFRS”)
(expressed in thousands of US dollars, except share and per share data)

Table of selected financials (as at and for the fiscal year ended December 31st)

	2014	2013	2012	2011	2010
( $ in ‘000´s)
Gold sales	116,362	134,140	172,430	243,137	170,788
Gross profit (loss)	(4,590)	12,786	6,143	43,352	12,605
Net income (loss)	130,863	(249,307)	(84,537)	(65,623)	22,177

Weighted average shares	77,323,349	992,118	977,004	976,738	974,033
Basic income (loss) per share	1.69	(251.29)	(86.53)	(67.19)	22.77
Diluted income (loss) per share	1.64	(251.29)	(86.53)	(67.19)	22.77

Net assets	101,588	(93,559)	153,803	237,809	300,470
Total assets	195,264	294,788	503,875	660,666	569,378
Capital stock	434,465	371,077	370,043	370,043	369,747
Dividends declared per share	-	-	-	-	-

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

I.	Risks Relating to Jaguar’s Business

Jaguar’s operations involve exploration and development and there is no guarantee that any such activity will result in commercial production of mineral deposits.

The proposed programs on certain properties in which Jaguar holds an interest are exploratory in nature and such properties do not host known bodies of commercial ore. Development of these mineral properties is contingent upon, among other things, obtaining satisfactory exploration results. Mineral exploration and development involves substantial expenses related to locating and establishing mineral reserves, developing metallurgical processes and constructing mining and processing facilities at a particular site. It also involves a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to adequately mitigate. Few properties which are explored are ultimately developed into producing mines, and there is no assurance that commercial quantities of ore will be discovered on any of Jaguar’s exploration properties. There is also no assurance that, even if commercial quantities of ore are discovered, a mineral property will be brought into commercial production, or if brought into production, that it will be profitable. The discovery of mineral deposits is dependent upon a number of factors including the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit is also dependent upon, among a number of other factors, its size, grade and proximity to infrastructure, current metal prices, and government regulations, including regulations relating to required permits, royalties, allowable production, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but any one of these factors or the combination of any of these factors may prevent Jaguar from receiving an adequate return on invested capital. In addition, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced. Some ore reserves may become unprofitable to develop if there are unfavorable long-term market price fluctuations in gold, or if there are significant increases in operating or capital costs. Most of the above factors are beyond Jaguar’s control, and it is difficult to ensure that the exploration or development programs proposed by Jaguar will result in a profitable commercial mining operation.

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

Jaguar’s decision to develop a mineral property is typically based on the results of a feasibility study. Jaguar has completed feasibility study work which outlines Mineral Reserves for the Gurupi Project in accordance with NI 43-101. Feasibility studies estimate the anticipated project economic returns. These estimates are based on assumptions regarding, among other things:

☐		future gold prices;

☐		future foreign currency exchange rates;

☐		anticipated tonnages, grades and metallurgical characteristics of ore to be mined and processed;

☐		anticipated recovery rates of gold extracted from the ore; and

☐		anticipated capital expenditure and cash operating costs.

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

Fluctuations in currency exchange rates, particularly operating costs denominated in currencies other than U.S. dollars, may significantly impact Jaguar’s financial position and results of operations. Jaguar generally sells its gold based on a U.S. dollar price, but a major portion of Jaguar’s operating expenses are incurred in non-U.S. dollar currencies. In addition, the devaluation of the Brazilian Real against the U.S. dollar has and could further decrease the dollar costs of gold production at Jaguar’s mining operations in Brazil, which could materially affect Jaguar’s earnings and financial condition.

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

Jaguar’s operations are energy intensive and rely upon third parties for the supply of the energy resources consumed in its operations. The prices for and availability of energy resources may be subject to change or curtailment, respectively, due to, among other things, new laws or regulations, imposition of new taxes or tariffs, interruptions in production by suppliers, worldwide price levels and market conditions. In addition, in recent years, the price of oil has been extremely volatile due to a variety of factors. Disruptions in supply or changes in costs of energy resources could have a material adverse impact on Jaguar’s financial condition and the results of operations.

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

Current proposals include an auction process for new licenses, minimum expenditures designed to eliminate the “warehousing” of mining permits and licenses as well as new fee schedules. They also provide for land owner participation where applicable. It is the Company’s understanding, based on consultations with local counsel, that licenses currently held in good standing will be grandfathered and not subject to certain requirements of the proposed new regime. Production from the Company’s mines results in a 1% royalty fee payment to the Brazilian government (the “CFEM”), on the value of the ore produced, in the amount of US$1.1 million for the financial year ended December 31, 2014. However, and as mentioned above, the Brazilian government is currently considering the adoption of new mining legislation which would include increases in the CFEM royalties.

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

Jaguar will need to obtain additional financing in order to meet its near term operating cash requirements, debt payments and sustaining capital expenditures and there can be no assurance that financing will be available on terms acceptable to Jaguar, or at all.

The Company has reported an operating loss for the year ended December 31, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows. The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient. Failure to obtain sufficient financing, or financing on terms acceptable to Jaguar, may result in a delay or indefinite postponement of exploration, development or production on any or all of Jaguar’s properties or even a loss of an interest in a property, or even a loss of an interest in a property, or an inability to pay any of Jaguar’s non-operating expenses which could also lead to late fees or penalties, depending on the nature of the expense. The only source of funds now available to Jaguar is through production at Turmalina and Caeté, the sale of debt or equity capital, properties, royalty interests or the entering into of joint ventures or other strategic alliances in which the funding sources could become entitled to an interest in Jaguar’s properties or projects. Additional financing may not be available when needed, especially in light of the current slowdown in lending resulting from global financial conditions. If funding is available, the terms of such financing might not be favorable to Jaguar and might involve substantial dilution to existing shareholders. If financing involves the issuance of debt, the terms of the agreement governing such debt could impose restrictions on Jaguar’s operation of its business. Failure to raise capital when needed could have a material adverse effect on Jaguar’s business, financial condition and results of operations.

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

Jaguar is subject to litigation.

All industries, including the mining industry, are subject to legal claims, with and without merit. The Company is currently involved in litigation and may become involved in additional legal disputes in the future. Defense and settlement costs can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, there can be no assurance that the resolution of any particular legal proceeding will not have a material effect on the Company´s financial position or results of operations.

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

The common shares of the Company were delisted from the NYSE on June 7, 2013 and from the TSX on April 30, 2014, when the Company announced that TSX-V has accepted its listing application. Trading in the common shares of Jaguar at the TSX-V began on May 1, 2014. On May 1, 2014, the common shares of the Company commenced trading on the TSX-V. As a result of these changes, shares of the Company are no longer traded on any exchange in the US and the Company may face difficulty accessing additional capital via the capital markets. Furthermore, US shareholders of the Company may face limited liquidity as a result of the delisting.

Jaguar's reporting status in the United States has changed and it may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

Jaguar's reporting status changed from a Canadian foreign private issuer eligible to use the Multijurisdictional Disclosure System (“MJDS”) to a foreign private issuer. In order to maintain Jaguar’s current status as a foreign private issuer, a majority of its common shares must be either directly or indirectly owned by non-residents of the United States, unless Jaguar also satisfies one of the additional requirements necessary to preserve this status. Jaguar may in the future lose its foreign private issuer status if a majority of its common shares are held in the United States and it fails to meet the additional requirements necessary to avoid loss of foreign private issuer status. The Company may also decide to deregister its existing registration statements. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs incurred as a foreign private issuer. We expect our change to a foreign private issuer status and any future change to U.S. domestic issuer status to increase our legal compliance and financial reporting costs. This could also make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur higher costs to obtain coverage. In addition, this could make it more difficult for us to attract and retain qualified members of our board of directors, or qualified executive officers.

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

Gold prices are volatile and subject to changes resulting from a variety of factors including international economic and political trends, expectations of inflation, global and regional supply and demand and consumption patterns, stock levels maintained by producers and others, currency exchange fluctuations, inflation rates, interest rates, hedging activities and increased production due to improved mining and production methods. While the price of gold has recently been stable, there can be no assurance that gold prices will remain at such levels or be such that Jaguar’s properties can be mined at a profit.

Mining is inherently risky and subject to conditions and events beyond Jaguar’s control.

Mining involves various types of risks and hazards, including:

☐ environmental hazards;

☐ unusual or unexpected geological operating conditions, such as rock bursts, structural cave-ins or slides;

☐ flooding, earthquakes and fires;

☐ labor disruptions;

☐ industrial accidents;

☐ unexpected mining dilution;

☐ metallurgical and other processing problems; and

☐ metal losses and periodic interruptions due to inclement or hazardous weather conditions.

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

Jaguar was incorporated on March 1, 2002 pursuant to the Business Corporations Act (New Brunswick). On March 30, 2002, Jaguar issued initial common shares to Brazilian Resources, Inc. (“Brazilian”) and IMS Empreendimentos Ltda. (“IMS”) in exchange for property. In that transaction, Brazilian contributed to Jaguar all of the issued and outstanding shares in Mineração Serras do Oeste Ltda. (“MSOL”), a Brazilian mining company that controlled the mineral rights, concessions and licenses to certain property located near the community of Sabará, east of Belo Horizonte in the state of Minas Gerais, Brazil (the “Sabará Property”), and IMS contributed to Jaguar a 1,000-ton per day production facility also located east of Belo Horizonte near the community of Caeté and the mineral rights to a nearby property related to National Department of Mineral Production (“DNPM”) Mineral Exploration Request no. 831.264/87 and DNPM Mineral Exploration Request nos. 830.590/83 and 830.592/83 (the “Rio de Peixe Property”). Jaguar was continued into Ontario in October 2003 pursuant to the Business Corporations Act (Ontario) (the “OBCA”) and is a corporation existing under the laws of Ontario.

On October 9, 2003, pursuant to an amalgamation agreement dated July 16, 2003, Jaguar amalgamated with Rainbow Gold Ltd. (“Rainbow”), a New Brunswick corporation and a then inactive reporting issuer listed on the TSX Venture Exchange (the “TSX-V”), through a reverse take-over. The amalgamated entity adopted the name “Jaguar Mining Inc.” Jaguar was approved for listing on the TSX-V on October 14, 2003 and began trading on October 16, 2003. Jaguar subsequently graduated from the TSX-V to the Toronto Stock Exchange (the “TSX”) and began trading on the TSX on February 17, 2004 under the symbol “JAG”. On July 23, 2007, trading of Jaguar’s common shares commenced on the NYSE Arca Exchange (“NYSE Arca”) under the symbol “JAG”. In July 2009, Jaguar received approval from the New York Stock Exchange (“NYSE”) to transfer the trading of its common shares from the NYSE Arca to the NYSE. Trading on the NYSE began on July 6, 2009, also under the symbol “JAG”. The common shares of the Company were delisted from the NYSE on June 7, 2013 and were delisted from the TSX on April 30, 2014. On May 1, 2014, the common shares of the Company commenced trading on the TSX-V.

Jaguar’s registered office is located at 67 Yonge Street, Suite 1203, Toronto, Ontario M5E 1J8, Canada, and its telephone number is 416-628-9601. Jaguar also has an administrative office located at Rua Levindo Lopes 323, Funcionários, Belo Horizonte, Minas Gerais, CEP 30140-170, Brazil and its telephone number is 55 31 3232-7100.

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

Capital Expenditures

Capital expenditures were primarily used for underground development, equipment improvement and replacement throughout the Company’s operations in Minas Gerais. The table below summarizes the actual capital spending by unit for the financial years ended December 31, 2014, 2013 and 2012:

	2014	2013	2012
($ in ‘000s)
Turmalina	10,079	10,608	15,197
Paciência	-	-	12,525
Caeté	11,452	11,949	20,808
Gurupi Project	506	807	6,683
Other spending	384	481	1,786
Total capital spending	22,421	23,845	56,999

B.	Business Overview

Business of the Company

General

Jaguar is a gold mining company engaged in gold production and in the acquisition, exploration, development and operation of gold mineral properties in Brazil.

Jaguar’s operating mining complexes, Turmalina and Caeté, and the Paciência Mine Complex currently on care and maintenance are located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais.  Jaguar’s portfolio also includes the Gurupi Project in the state of Maranhão and the Pedra Branca Project in the state of Ceará.

Through its wholly-owned subsidiaries, MSOL, MTL and MCT, Jaguar has interests in, and controls the mineral rights, concessions and licenses to the mineral resources and mineral reserves presented under the section entitled “Mineral Resources and Mineral Reserves”.

All of Jaguar’s production facilities are, or will be, near Jaguar’s mineral concessions and are accessible via existing roads.  Jaguar believes it has an advantage over other gold mine operators due to the clustered nature of its mineral resource concessions and the proximity of its concessions to its processing facilities and existing infrastructure.

Gold Production and Sales

Gold production in 2014 totaled 92,057 ounces, compared to 95,595 ounces in 2013 and to 102,823 ounces during 2012.

Gold sales in 2014 totaled 92,264 ounces at an average price of US$1,261 per ounce compared to 94,850 ounces at an average price of US$1,414 per ounce in 2013, and to 103,676 ounces sold at an average price of US$1,633 per ounce in 2012.

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

Employees

As at December 31, 2014, Jaguar had 1,217 employees, 1,211 of whom are based in Brazil.

Foreign Operations

All of Jaguar’s mineral projects are owned and operated through its wholly-owned Brazilian subsidiaries, MSOL, MTL and MCT.  Jaguar’s wholly-owned properties are located in the states of Minas Gerais, Maranhão and Ceará in Brazil.  Jaguar is entirely dependent on its foreign operations for the exploration and development of gold properties and for production of gold.

Health, Safety and Environmental

Jaguar has safety as a core value and places high priority on the welfare of its employees.  Jaguar recognizes that employees are its most valuable asset.  The new management team is reinforcing safety as a core value in all of its decisions.  Management believes that ongoing focus on safety is key to improved performance.  Jaguar's training program for new employees includes the participation of experienced professionals who act as mentors, providing hands-on guidance and conducting periodical reviews.  Jaguar wants its employees to grow with the company, so it encourages them to further their education and provides them with information to understand Jaguar's corporate culture and objectives.

Jaguar has an integrated management system in place that promotes open communication at all levels.  This system includes tools such as the “Daily Safety Dialogue” to go over health and safety procedures before every shift, “Easy Talk” to encourage employees to report inadequate conditions or behavior, and the “Accident Analysis and Prevention Tool” which reviews every accident and allows employees to propose new measures to avoid reoccurrences.

Jaguar promotes and supports programs for environmental stewardship, sustainable development and social responsibility in the communities where it operates.

Nothing is more important to Jaguar than the safety and health of its employees and their families. Although the Company is pleased with the overall improvements in safety statistics, this performance was overshadowed by a tragic fatality in November 2014 in the underground area of Turmalina Mine. The Company and the local authorities investigated the circumstances and the causes of the incident. The accident was caused due to a rock fall and the response of the Company’s emergency team was timely. Unfortunately the facilities at the local rural hospital were not comprehensive enough to provide the necessary medical care. The Company has hired extra medical staff at the site to enhance the quality of emergency response and is conducting ongoing investigations into ways to improve emergency preparedness.

During the year ended December 31, 2014, the cumulative Lost Time Incidents (‘LTIs’) have reduced to 7 as compared to 11 incidents during the financial year 2013. For each incident, management identifies the likely causes and develops remediation plans to prevent future recurrences. The overall LTI frequency rate (number of lost-time injuries per million hours worked) has seen a steady drop since 2011.

In 2015 Jaguar plans to initiate the process of being accredited for OHSAS 18001, which the Company hopes to achieve in 2016. The Loss Control Management (‘LCM’) system already in place has many of the key elements required. LCM main elements are based on checking of procedures, facilities and equipment, human behavior and response to accidental scenarios whereas OHSAS as a management system, considers other key prevention elements like objectives/goals,  legal and regulatory requirements, operational controls, personnel competence, training & awareness and internal audits.

Technical Information

The estimated Mineral Reserves and Mineral Resources for Jaguar's mines and mineral projects set forth in this Form 20-F have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Council – Definitions adopted by the CIM Council on November 27, 2010 (the “CIM Standards”).  The following definitions are reproduced from the CIM Standards:

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

The scientific and technical information contained in this Form 20-F relating to the Corporation’s Turmalina Mining Complex is derived from the technical report titled “Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, filed on Sedar on April 7, 2015 (with an effective date of March 27, 2015), (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., each of whom is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Turmalina Technical Report.

The scientific and technical information contained in this Form 20-F relating to the Corporation’s Caeté Mining Complex up to October 29, 2010 is derived from the technical report titled “Caeté Gold Project Pilar and Roça Grande Properties Technical Report”, filed on Sedar on March 21, 2011 (with an effective date of October 29, 2010), (the “Caeté Technical Report”). The Caeté Technical Report was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine Service LLC (“Technomine”) who is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Caeté Technical Report. All scientific or technical information relating to the Caeté Mining Complex subsequent to October 29, 2010 has been prepared by or under the supervision of Marcos Dias Alvim who is a “qualified person” for the purposes of NI 43-101 and Marcos Dias Alvim has approved the disclosure of scientific and technical information contained in this Form 20-F relating to the Caeté Mining Complex subsequent to October 29, 2010.

The scientific and technical information contained in this Form 20-F relating to the Corporation’s Gurupi Project up to January 31, 2011 is derived from the technical report titled “Gurupi Gold Project Cipoeiro e Chega Tudo Properties Feasibility Study”, filed on Sedar on January 31, 2011 (with an effective date of January 31, 2011), (the “Gurupi Feasibility Study”). The Gurupi Feasibility Study was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine, who is a “qualified person” as that term is defined in NI 43-101. Portions of the following information are based on assumptions, qualifications and procedures which are not fully described herein. Reference should be made to the full text of the Gurupi Feasibility Study.

Information on Measured and Indicated Resources dated July 30, 2012 has been prepared by or under the supervision of Leah Mach from SRK Consulting who is a “qualified person” for the purposes of NI 43-101 and Leah Mach has approved the disclosure of updated Measured and Indicated Resources dated July 30, 2012 contained in this Form 20-F relating to the Gurupi Project. Scientific or technical information relating to the Gurupi Project subsequent to January 31, 2011 has been prepared by or under the supervision of Wilson Miola who is a “qualified person” for the purposes of NI 43-101 and Wilson Miola has approved the disclosure of scientific and technical information contained in this Form 20-F relating to the Gurupi Project subsequent to January 31, 2011.

Mineral Properties

Material Mineral Properties

Turmalina, Caeté and Gurupi are material properties of Jaguar.

Mineral Resource and Mineral Reserve Estimates

Unless otherwise indicated, the responsible qualified persons, who have reviewed and approved the scientific and technical information contained in this Form 20-F are (i) in respect of the estimated Mineral Reserves and the Life of Mine Plan (LOMP) for Turmalina mine, Jason Cox, P.Eng., of Roscoe Postle Associates Inc. ("RPA"); (ii) in respect of the estimated Mineral Resources for Turmalina mine, Reno Pressacco, P.Geo., of RPA;  (iii) in respect of the  Caeté Mining Complex, Marcos Dias Alvim, P. Eng, and (iv) in respect of the  Gurupi Project, (a) information up to January 31, 2011 is derived from the technical report titled “Gurupi Gold Project Cipoeiro e Chega Tudo Properties Feasibility Study”, filed on Sedar on January 31, 2011 (with an effective date of January 31, 2011), (the “Gurupi Feasibility Study”). The Gurupi Feasibility Study was prepared by Ivan C. Machado, MSc. P.E., P. Eng. of TechnoMine; (b) information on updated Measured and Indicated Resources dated July 30, 2012 for the Gurupi Project has been prepared by or under the supervision of Leah Mach; and (c) Mr. Walter Miola has approved the reconciliation of Mineral Reserves and Mineral Resources.

Based on the reconciliation, as of December 31 2014, Jaguar’s Mineral Resources are (i) Measured and Indicated Mineral resources of 157,862,373 tonnes with an average grade of 1.10 grams per tonne containing 5,606,404 ounces of gold and (ii) Inferred Mineral resources of 15,336,547 tonnes with an average grade of 2.98 grams per tonne containing 1,470,786 ounces of gold. Jaguar’s Proven and Probable Mineral Reserves, which are included in the Measured and Indicated Mineral Resource figure above, are 65,628,068 tonnes with an average grade of 1.23 grams per tonne containing 2,594,750 ounces of gold.

The tables below set forth Mineral Resource and Mineral Reserve estimates for the Turmalina and Caeté operations and the Gurupi Project as indicated on the Notes below.

Table 1 - Summary of Mineral Resources December 31, 2014
	Measured		Indicated		Measured & Indicated		Inferred		Gold ounces '(000's)
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Measured & Indicated	Inferred
Southern Brazil
Caeté Project
Pilar	893	5.97	925	5.32	1,817	5.64	1,011	5.65	329	184
Roça Grande	3,708	3.02	4,713	3.83	8,421	3.47	2,335	3.90	940	293
Other5	529	5.48	530	5.83	1,059	5.66	330	6.04	193	64
Other6	190	7.19	887	4.05	1,077	4.60	673	4.26	159	92
Total Caeté	5,319	3.91	7,055	4.20	12,374	4.08	4,349	4.52	1,621	632
Turmalina
Faina	72	7.39	189	6.66	261	6.87	1,542	7.26	58	360
Pontal	251	5.00	159	4.28	410	4.72	130	5.03	62	21
Ore Body A	412	6.93	491	8.35	904	7.70	389	11.38	224	142
Ore Body B	514	3.11	67	3.12	581	3.11	16	2.83	58	1
Ore Body C	40	2.48	657	2.88	697	2.86	1,191	3.88	64	148
Total Turmalina	1,289	4.92	1,563	5.21	2,853	5.08	3,268	6.40	466	673
Total Southern Brazil	6,608	4.1	8,618	4.4	15,227	4.3	7,617	5.3	2,087	1,305
Northern Brazil
Gurupi
Cipoeiro	25,734	0.78	58,494	0.87	84,229	0.84	7,041	0.67	2,273	152
Chega Tudo	20,923	0.66	37,484	0.67	58,408	0.66	678	0.62	1,246	13
Total Northern Brazil	46,657	0.7	95,979	0.8	142,636	0.8	7,719	0.7	3,519	165
TOTAL IN SITU RESOURCES	53,266	1.14	104,597	1.09	157,863	1.10	15,337	2.98	5,606	1,470
Notes to Table 1:
1. CIM definitions are followed for Mineral Resources. Mineral Resources are inclusive of Mineral Reserves and are stated as at December 31, 2014.
2.  Turmalina
(a)  Mineral Resources were estimated using a cut-off grade of 2.5 g/t Au (Turmalina), 3.8 g/t Au (Faina) and 2.9 g/t Au (Pontal).
(b) Gold grades for Turmalina were estimated by the Inverse Distance, Cubed interpolation algorithm using capped composite samples.

3. Caeté - Roça Grande
(a) Mineral Resources were estimated using a cut-off grade of 2.00 g/t Au for RG1 and RG7.
(b) RG1 and RG7 were estimated using residual block model, depleting the ore mined until December 31, 2014. RG2, RG3 and RG6 resources were as per TechnoMine NI 43-101 Technical Report dated December 23, 2004, depleting ore mined until December 31, 2013.

4. Caeté - Pilar
(a) Mineral Resources were estimated using a cut-off grade of 2.5 g/t Au for Pilar.
(b) Resources were estimated using residual block model, depleting the ore mined until December 31, 2014.

5. Other - include Juca Vieira / Catita / Morro do Adão Resources are based on TechnoMine NI 43-101 Technical Report dated December 23, 2004.
6. Other - include Boa Vista / Fernandes / Camará II / Camará I / Serra Paraíso Resources were based on TechnoMine NI 43-101 Technical Report filed on SEDAR on June 21, 2011, depleting the ore mined until December 31, 2013.

7. Gurupi Resources were approved by Leah Mach (SRK) as Qualified Person, as disclosed in the press release dated July 30, 2012 filed on SEDAR.
8. Mineral Resources for Turmalina, Pilar, RG1 and RG7 are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar and average long term gold price of $1,400 per ounce.

9. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10. Numbers may not add due to rounding.

Table 2 - Summary of Diluted Mineral Reserves in December 31, 2014
	Proven		Probable		Proven & Probable Gold
	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Tonnes (000's)	g/t	Ounces
Southern Brazil
Caeté Project
Pilar	259	2.84	229	2.54	488	2.70	42
Roça Grande	80	1.92	37	1.90	117	1.91	7
Total Caeté	339	2.62	266	2.45	606	2.55	50
Turmalina
Ore Body A	333	5.00	566	6.96	899	6.23	180
Ore Body B	0	0.00	0	0.00	0	0.00	0
Ore Body C	0	0.00	367	3.14	367	3.14	37
Total Turmalina	333	5.00	933	5.46	1,266	5.33	217
Total Southern Brazil	672	3.80	1,199	4.79	1,871	4.43	267
Northern Brazil
Gurupi Project
Cipoeiro	-	-	45,044	1.20	45,044	1.20	1,735
Chega Tudo	-	-	18,713	0.99	18,713	0.99	593
Total Northern Brazil	-	-	63,757	1.14	63,757	1.14	2,328
TOTAL RESERVES	672	3.80	64,956	1.20	65,628	1.23	2,595
Notes to Table 2:
1. CIM definitions are followed for Mineral Reserves.
2. Turmalina
(a) Mineral Reserves were estimated using a cut-off grade of 2.9 g/t Au.  Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
(c) For more information, refer to the Turmalina Technical Report filed on SEDAR (www.sedar.com) on April 07, 2015.

3. Caeté - Roça Grande
(a) Mineral Reserves for RG1 and RG7 are estimated using a cut-off grade of 2.0 g/t Au.
(b) RG1 and RG7 Mineral Reserves estimation considered 15% unplanned dilution based on historical data.
(c) RG2, RG3 and RG6 were not included in the reserves estimation.

4. Caeté - Pilar
(a) Mineral Reserves was estimated using a cut-off grade of 2.5 g/t Au.
(b) Mineral Reserves estimation considered 20% unplanned dilution based on historical data.
(c) Pilar Ore body SW was not included in the Reserves estimation.

5. Gurupi Mineral Reserves are based on Technomine Feasibility Study Technical Report filed on SEDAR on January 31, 2011.
6. Mineral Reserves for Turmalina, Pilar, RG1 and RG7 were estimated using a long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar and long term gold price of $1,200 per ounce. Mineral Reserves for Gurupi were based on exchange rate of 1.9 Brazilian Reais: 1 US Dollar and long term gold price of $1,066 per ounce.

7. Numbers may not add due to rounding.

Notes to Tables 1 and 2

Although Jaguar has carefully prepared and verified the Mineral Resource and Mineral Reserve figures presented herein, such figures are estimates, which are, in part, based on forward-looking information and no assurance can be given that the indicated amounts of gold will be produced. Estimated Mineral Reserves may have to be recalculated based on actual production experience. Market price fluctuations of gold as well as increased production costs or reduced recovery rates and other factors may render the present Proven and Probable Mineral Reserves unprofitable to develop at a particular site or sites for periods of time.  See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements”.

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

Material Mineral Properties

Turmalina Mining Complex

The information below is derived from  the“Technical Report on the Turmalina Mine, Minas Gerais State, Brazil”, filed on Sedar on April 7, 2015 (with an effective date of March 27, 2015), (the “Turmalina Technical Report”). The Turmalina Technical Report was prepared by Jason Cox, P. Eng. and Reno Pressacco, P. Geo, both from Roscoe Postle Associates Inc., each of whom is a “qualified person” as that term is defined in NI 43-101.

Property Description and Location

The Turmalina Mine is located in the Conceição do Pará municipality in the state of Minas Gerais, approximately 120 km northwest of Belo Horizonte and six kilometres south of Pitangui, the nearest important town.

The property comprises seven contiguous mineral rights concessions granted by the National Department of Mineral Production (DNPM) that cover an area of 4,907.60 ha.  The mine is centred at approximately 19°44’36” south latitude and 44°52’36” west longitude.

Jaguar has 100% ownership subject to a 5% net revenue interest up to $10 million and 3% thereafter, to an unrelated third party.  In addition, there is a 0.5% net revenue interest payable to the surface landowner.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Turmalina Mining Complex is accessed from Belo Horizonte by 120 km of paved highways (BR-262 and MG-423) to the town of Pitangui.  The Turmalina deposits are six kilometres south of Pitangui and less than one kilometre from highway MG-423.

Belo Horizonte is the commercial centre for Brazil’s mining industries and has excellent infrastructure to support world-class mining operations. This mining region has historically produced significant quantities of gold and iron from open pit and large-scale underground mining operations operated by AngloGold, VALE, CSN, and Eldorado. The city is a well-developed urban metropolis of almost four million residents and has substantial infrastructure including two airports, an extensive network of paved highways, a fully developed and reliable power grid, and ready access to process and potable water.

Pitangui is a town of approximately 25,000 people. The local economy is based on agriculture, cattle breeding, and a small pig iron plant.  Manpower, energy, and water are readily available.

The Turmalina mining complex lies approximately 700 MASL. The Pitangui area terrain is rugged in places, with numerous rolling hills incised by deep gullies along drainage channels.  Farming and ranching activities are carried out in approximately 50% of the region.

The area experiences six months of warm dry weather (April to November) with the mean temperature slightly above 20o C, followed by six months of tropical rainfall.  Annual precipitation ranges from 1,300 mm to 2,500 mm and is most intense in December and January.  The climate is suitable for year-round operations.

Belo Horizonte is one of the world’s mining capitals with a regional population in the range of 4 million people.  Automobile manufacturing and mining services dominate the economy.  General Electric has a major locomotive plant which produces engines for all of South America and Africa. Mining activities in Belo Horizonte and the surrounding area have been carried out in a relatively consistent manner for over 300 years. The Turmalina Mine site is within commuting distance of Belo Horizonte.

The Turmalina Mining Complex includes a nominal 2,000 tpd processing plant and tailings disposal area.  Electrical power is obtained from the national grid.

All ancillary buildings are located near the mine entrance: gate house including a reception area and waiting room, administration building, maintenance shops, cafeteria, warehouse, change room, first aid, and compressor room.  The explosives warehouse is located 1.2 km away from the mine area, in compliance with the regulations set forth by the Brazilian Army.

Other ancillary buildings are located near the processing plant and include an office building, a laboratory, warehousing, and a small maintenance shop.

There is no infrastructure related to the Faina and Pontal historic open pit operations.

History

Gold was first discovered in the area in the 17th century, and through the 19th century, intermittent small-scale production took place from alluvial terraces and outcropping quartz veins. Gold production exploited alluvium or weathered material, including saprolite and saprolite-hosted quartz veins. Records from this historical period are few and incomplete.

AngloGold controlled the mineral rights from 1978 to 2004 through a number of Brazilian subsidiaries.  AngloGold explored the Project area extensively between 1979 and 1988 using geochemistry, ground geophysics, and trenching, which led to the discovery of the Turmalina, Satinoco (Orebody C), Faina, Pontal, and other mineralized zones. Exploration work at these mineralized bodies included 22 diamond drill holes totalling 5,439 m drilled from the surface to test the downward extension of the sulphide mineralized body.  At the Satinoco target (Orebody C), a total of 1,523 m were completed in nine holes.

In 1992 and 1993, AngloGold mined 373,000 t of oxide ore from open pits at the Turmalina, Satinoco (now referred to as Orebody C), Pontal, and Faina zones.  It recovered 35,500 oz of gold using heap leach technology.  Subsequently, AngloGold drove a ramp beneath the pit and carried out drifting on two levels in the mineralized zone at approximately 50 m and 75 m below the pit floor to explore the downward extension of the sulphide mineralized body.

Jaguar acquired the AngloGold Turmalina properties in 2004 and continued operation of the underground mine.  The mine is accessed from a 5 m by 5 m primary decline located in the footwall of the main deposit.  The decline has reached Level 8, a vertical depth of approximately 650 m. A new level (Level 9) is currently being prepared.

Geological Setting

The Turmalina deposits are located in the western part of the Iron Quadrangle, which has been the largest and most important mineral province in Brazil for centuries until the early 1980s, when the Carajás mineral province, in the state of Pará, attained equal status. Many commodities are mined in the Iron Quadrangle, the most important being gold, iron, manganese, bauxite, imperial topaz, and limestone. The Iron Quadrangle was the principal region for the Brazilian hard rock gold mining until 1983 and accounted for about 40% of Brazil’s total gold production. Gold was produced from numerous deposits, primarily in the northern and southeastern parts of the Iron Quadrangle, most hosted by Archean or Early Proterozoic-aged banded iron formations (BIF) contained within greenstone belt supracrustal sequences.

In the Brumal region, outcrops belonging to the granitic gneiss basement of the Nova Lima and Quebra sub-groups of the Rio das Velhas Supergroup occur.  The granitic gneiss basement consists of leucocratic and homogeneous gneisses and migmatites, making up a complex of an initial tonalitic composition intruded by Archean rocks of granitic composition.  The upper contact of the sequence is discordant and tectonically induced by reverse faulting.  The Rio das Velhas is regionally represented by schists of the Nova Lima and meta-ultramafic rocks of the Quebra Group including serpentinites, talc schists, and metabasalts.

Iron formations occur as the only meta-sedimentary rocks in layers with thicknesses up to 10 m.  The Nova Lima Group can be sub-divided into two units: a unit consisting of talc chlorites and intercalations of iron formation, fuschite schist, quartz sericite schist, and carbonaceous phyllite; and a unit hosting sulphidized gold bearing iron formation and quartz sericite schists.

The Pitangui area, where the Turmalina Mine is located, is underlain by rocks of Archaean and Proterozoic age.  Archaean units include a granitic basement, overlain by the Pitangui Group, a sequence of ultramafic to intermediate volcanic flows and pyroclastics and associated sediments. The Turmalina deposit is hosted by chlorite-amphibole schist and biotite schist units within the Pitangui Group.  A sequence of sheared, banded, sulphide iron formation and chert lies within the stratigraphic sequence.  The stratigraphy locally strikes azimuth 135º.

Proterozoic units include the Minas Supergroup and the Bambui Group.  The former includes basal quartzites and conglomerates as well as phyllites. Some phyllites, stratigraphically higher in the sequence, are hematitic. The Bambui is composed of calcareous sediments.

The local geology in the Turmalina and adjacent exploration areas was defined by AngloGold, specifically by UNIGEO geologists during the initial exploration field work. At that time, the mapped lithologies were defined and classified as a greenstone sequence, within a possible western extension of the Iron Quadrangle.

The stratigraphic column defined by UNIGEO in the region, from bottom to the top was:

Basement

The basement is composed of foliated, leucocratic granite and gneisses.  Locally, it has been defined as migmatite portions with porphyry crystals of quartz and K- feldspars. Granitic intrusions with fine to medium texture and diabase dikes are common.

Pitangui Group

The Pitangui Group is defined as a greenstone belt sequence, of Archean age.  It shows the following sequence:

•
Meta-Ultramafic and Meta-Mafic Volcanic Unit (Basal Unit): constituted by interlayered igneous ultramafic and mafic flows represented by serpentinite, chlorite-actinolite schist and amphibolite with layers of talc schist, oxide BIF and carbonaceous schist;

•	Meta-Mafic and Meta-Sediment Unit (Middle Unit): constituted by interlayered meta-mafic (chlorite-actinolite schist with dacitic intrusion at the top);

•	Meta-sediment: cummingtonite BIF and metachert-rich horizons interlayered with carbonaceous and chlorite schist, locally, layers of meta-arkose can be observed);

•	Meta-mafic: alternation of amphibolite and chlorite-actinolite layers;

•
Pyroclastic and meta-pelites: volcanic meta-conglomerates at the bottom, transitioning to or alternating with foliated meta-lapilli tuffs and metatuffs at the top of the sequence, where the meta-tuffs are predominant;

•	Meta-sediments (Upper Unit): narrow and numerous interlayered layers of quartz-sericite schist, quartz-chlorite schist, quartz-sericite-chlorite schist, and carbonate-rich schist.

Minas Supergroup

The Minas Supergroup is defined as clastic and chemical sediments in a Proterozoic sequence composed by thin to coarse quartzites with layers of the basal conglomerates. The quartzite is covered by grey carbonate phyllites and white sericite phyllites which present hematite increasing to the top of the sequence.

Intrusive Rocks

The intrusive rocks are defined as granitic and mafic to ultramafic rocks

The general stratigraphic sequence strikes towards azimuth 320° and dips moderately to steeply to the east.  The sequence consists the Pitangui Group of bedded metasediments of volcanic origin including quartz-sericite schists and sericite-chlorite-biotite schists grading stratigraphically upwards into a metachert, banded iron formation (BIF) and graphitic schist. Overlying these sediments is a thicker sequence of tuffaceous metasediments and quartz-chlorite schists.   All units have been metamorphosed to the amphibolite grade.

Exploration

Geochemistry

AngloGold performed a regional geochemistry survey covering an area of 430 km2 in the Turmalina region. A total of 875 stream sediments and 446 pan concentrate samples were collected. Stream sediment samples were assayed for Au, Cu, Zn, Pb, Cr, Sb, and As.  Pan concentrate samples were assayed for Au only.

Soil geochemistry sampling was executed by AngloGold in both the Faina and Pontal areas with grids varying from 100 m x 20 m to 10 m x 10 m. At Faina, 1,272 soil samples were collected and 16,900 m of lines were opened. At Pontal, 1,698 soil samples were collected and 28,000 m of lines were opened.

Several samples returned gold grades superior to 300 ppb. A significant portion of the soil samples collected from these targets were also assayed for As and Sb. There is a strong relation between gold and As/Sb since gold is associated directly with quartz veins with arsenopyrite and/or berthierite in the region.

Initial exploration efforts by Jaguar in 2004 focused on the re-interpretation of the AngloGold data (trenches, soil geochemistry, and drilling) to better understand the local geology. These efforts were concentrated on the targets previously identified by AngloGold: Main, NE and Satinoco.

An exploration program was carried out at the Satinoco (Orebody C) target by Jaguar from March 2006 to April 2008 in order to collect sufficient information to prepare an estimate of the Mineral Resources in accordance with NI 43-101. This Satinoco (Orebody C) program included the opening of about 700 m of trenches and the collection of 146 channel samples crossing the mineralized zone and a complementary diamond drill program.

Geophysical Surveys

In the 1980s, AngloGold contracted the Instituto de Pesquisas Tecnológicas (IPT) to execute a ground geophysics survey at the Faina and Pontal areas. At Faina, a 50 m x 100 m grid was made composed of 11 lines covering about 31.5 ha. At Pontal, the grid was 40 m x 100 m, with 24 lines covering about 130 ha.  Part of this area (approximately 56 ha) was surveyed by ground magnetics in a 5 m x 25 m grid.

Several geophysical anomalies were defined by both methods and most of them showed a strong relation with the geochemical anomalies. This information was used for the planning of trench locations.

In 2004, the Minas Gerais Government Mining Agency (COMIG) completed a supplementary airborne geophysical survey, covering all the Iron Quadrangle and the adjacent areas, totaling approximately 36,400 km2. This survey was performed by LASA SA on a 250 m grid using magnetic and gamma ray methods.  All Jaguar targets, including the Turmalina Mine, were covered with these geophysical surveys.

Drilling

Following the trenching and channel sampling program between March 2006 and April 2008, Jaguar completed a three-phase drilling campaign in the Turmalina Mine area:

Phase 1: 5,501 m drilled in 35 holes. This program tested the continuity of the mineralized bodies between the weathered zone and up to 200 m below the surface.

Phase 2: 3,338 m drilled in 24 complementary in-fill holes to create a 25 m x 60 m grid between the surface and 100 m below and to test the lateral continuity of the mineralized bodies.

Phase 3: An additional drill hole campaign was carried out in 2007, which consisted of 12,763 m drilled in 48 holes. Results from holes FSN 10 to 68 from this campaign were included in the mineral resource estimate contained in the original TechnoMine technical report, dated October 22, 2007.  Results from the remaining drill holes FSN 69 to 113 were included in the second TechnoMine technical report dated February 5, 2008.

During the three Satinoco/Orebody C drilling phases, 2,338 core samples from holes FSN 10 to 113 were collected. The drill program was carried out by Mata Nativa Comércio e Serviços Ltda. (Mata Nativa), a local drilling company, using Longyear drill machines.

Drill hole lengths ranged from 32 m to 453 m. Core diameters were consistently HQ from surface through the weathered rock to bedrock.  At approximately three metres into bedrock, the holes were reduced to NQ diameter to the final depth.

Collar locations for the holes were established by theodolite surveys.  All holes were drilled within three metres of the planned location.  Azimuth and inclination for angle holes were set by Brunton compass, deemed accurate to within 2° azimuth and <1° inclination.

Following completion of the holes, the collars were resurveyed with theodolite and cement markers emplaced.  Downhole surveys were completed in all holes with length greater than 100 m, using Sperry-Sun or Maxibore equipment.

The average core recovery was greater than 90%. Core samples were collected during these phases and sent to laboratories for gold assays (discussed in the next section).

Jaguar has continued to carry out drilling and channel sampling programs on the Orebodies.  The drilling has been carried out from surface locations which provide general information as to the location of the mineralized zones.  Further detailed drill hole information is gathered for the three Orebodies from underground locations.  Final detailed information of the location and distribution of the gold mineralization is collected by means of channel sampling.  A summary of the drilling and channel sample information that has been gathered as at June 30, 2014 is provided in Table 3.

Surface diamond drilling was carried out by the drilling contractor Mata Nativa using HQ and NQ tools.  HQ-sized equipment is used for the portion of the hole that traverses the saprolite horizon and the hole diameter is then reduced to NQ when the fresh rock is reached. The diamond drill core procedures adopted by Jaguar are described below:

•	Only drill holes with more than 90% core recovery from the mineralized zone were accepted.

•	Drill hole deviations (surveys) were measured by Sperry-Sun or DDI/Maxibore equipment.

•
The cores were stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (NQ diameter). The hole’s number, depth, and location were identified in the boxes by an aluminum plate on the front of the box and by a water-resistant ink mark on its side.  The progress interval and core recovery are identified inside the boxes by small wooden or aluminum plates.

The results of on-going drilling programs that targeted the immediate down-plunge areas of Orebody A were released in the fall 2014.  It is to be noted that the intersection lengths represent core lengths and do not represent true thicknesses.  The holes have been completed from drilling platforms located in the hangingwall of the mineralized zone and are designed to intersect the projected plunge and dip of the mineralization as closely as perpendicularly as possible.

Table 3 In-fill and Extension Drilling Results, Orebody A
Jaguar Mining Inc. –Turmalina Mine
Hole ID	Year	From	To	Core Length (m)	Average Grade (g/t Au)
Intersections Within 2013 Mineral Resource
FTS1022	2013	116.9	121.0	4.1	8.16
FTS1070	2013	75.0	90.0	15.0	12.60
FTS1072	2014	97.5	116.5	19.0	15.32
FTS1074	2014	111.7	127.5	15.8	9.09
FTS1081	2014	88.5	93.3	4.8	9.13
FTS1082	2014	100.0	103.7	3.7	13.71
FTS1083	2014	111.7	114.9	3.2	14.72
FTS1089	2014	122.3	138.5	16.2	9.32
FTS1108	2014	162.1	163.9	1.8	8.07
FTS1109	2014	116.4	130.7	14.3	6.36
Intersections Below 2013 Mineral Resource
FTS1076	2014	141.2	151.5	10.3	9.99
FTS1088 and	2014	116.6 145.3	123.2 146.7	6.6 1.4	9.08 27.17
FTS1092	2014	153.7	161.6	7.9	8.36
FTS1097	2014	166.8	171.8	5.0	24.71
FTS1103	2014	165.0	169.6	4.6	13.21
FTS1104	2014	129.3	143.3	14.1	10.99
FTS1105	2014	141.6	143.3	1.7	16.78

Sampling Method and Approach

Sampling

The sampling and sample preparation procedures used by Jaguar are as follows.
Surface/Exploration Channel Sampling

•	Channel samples are regularly collected from outcrops and trenches.
•	The sites to be sampled are cleaned with a hoe, exposing the material by scraping it.
•	Structures are mapped and the lithologic contacts defined, and samples marked so that no sample has more than one lithology.
•	Samples have a maximum length of one metre and are from one kilogram to two kilograms in weight.
•	Each sample is collected manually in channels with average widths between five and ten centimetres, and about three centimetres deep, using a hammer and a chisel.
•	Either an aluminum tray or a thick plastic canvas drop sheet is used to collect the material.
•	The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.
•	At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.
•	Sketches are drawn with lithological and structural information. The sample locations are surveyed.

Diamond Drilling Core Sampling

•	Surface drilling is performed by contractors with holes in HQ or NQ diameters.
•	Underground drilling is performed either by Jaguar or contractors with holes in BQ and LTK diameters.
•	Drill holes are accepted only if they have more than 85% of recovery from the mineralized zone.
•	All the drill holes have their deviations measured by Maxibor or equivalent survey tool.
•	The cores are stored in wooden boxes of one metre length with three metres of core per box (HQ diameter) or four metres of core per box (BQ or LTK diameters).
•	The number, depth, and location of each hole are identified in the boxes by an aluminum plate or by a water-resistant ink mark in front of the box.
•	The progress interval and core recovery are identified inside the boxes by small wooden plates.
•	During logging, all of the geological information, progress, and recovery measures are verified and the significant intervals are defined for sampling.
•	Samples are identified in the boxes by highlighting their side or by labels.
•	Samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.
•	One half of the sample is placed in a highly resistant plastic bag, identified by a label, and the other half is kept in the box at a warehouse.
•	The remaining drill core from the surface-based drill holes is stored at an offsite secure location nearby to the mine.
•	For many of the underground-based drill holes, samples are cut lengthwise with the help of a diamond saw and a hammer into approximately equal halves.
•	For the shorter-length, bazooka-type drill holes completed from underground set ups (the LM-series drill holes) the whole core is sampled as the core diameter does not permit splitting into halves.

Underground Production Channel Sampling

•
The sector of wall to be sampled is cleaned with pressurized water.  Structures are mapped and lithologic contacts defined, and samples marked so that no sample has more than one lithology.  Samples have a maximum length of one metre and are from two to three kilograms in weight.

•	Channel samples were taken by manually opening the channels, using a hammer and a little steel pointer crowned by carbide or a small jackhammer.
•	The channel samples have lengths ranging from 50 cm to one metre, average widths between five and ten centimetres, and about three centimetres deep.

•
Two sets of channel samples on the face are regularly collected.  One set of channel samples are taken from the top of the muck pile once the work area has been secured.  The second set of channel samples are taken at waist height once the heading has been mucked clean and secured.

•
At roughly 5m intervals, the walls and back are sampled by channel sampling.  The channel samples are collected starting at the floor level on one side and continue over the drift back to the floor on the opposite side.

•
Either an aluminum tray or a thick plastic canvas is used to collect the material.  The samples are then stored in a thick plastic bag and identified by a numbered label, which is protected by a thin plastic cover and placed with the sample.

•	At the sampling site, samples are identified by small aluminum plates, labels, or small wooden poles.
•	Sketches are drawn with lithological and structural information. The sample locations are surveyed.

Security of Samples - Sample Preparation and Analysis

For surface-based exploration drill holes, samples are prepared at the SGS laboratories in Belo Horizonte.  For other drill holes and channels, samples are prepared at Jaguar’s mine site laboratories by drying, crushing to 90% minus 2 mm, quartering with a Jones splitter to produce a 250 g sample, and pulverizing to 95% minus 150 mesh.  Analysis for gold is by standard fire assay procedures, using a 50 g or 30 g sample and an atomic absorption (AA) finish.

The SGS laboratory based in Belo Horizonte meets international analytical standards and ISO 17025 compliance protocols.  Analytical results from the SGS laboratory were forwarded to Jaguar’s Exploration or Mine Departments by e-mail, followed by a hard copy.

A process control laboratory at the Turmalina Mine analyzes the shift and plant samples, while all delineation drill core, channel, and exploration drill core samples from Turmalina are forwarded to the in-house laboratory located at the Caeté mine site.

At Jaguar’s Caeté laboratory, the samples are dried and then crushed.  A one kilogram sub-sample of the crushed material is selected for pulverization to approximately 70% minus 200 mesh.  The ring-and-puck pulverizers are cleaned after each sample using compressed air and a polyester bristle brush.  The analytical protocol for all samples employs a standard fire assay fusion using a standard 30 g aliquot, with the final gold content being determined by means of AA.  The detection limit for fire assay analyses is 0.05 g/t Au.  A second cut from the pulps is taken and re-assayed for those drill core samples where the grade is found to be greater than 30 g/t Au.  If the two assays are in good agreement, only the first assay is reported.  The AA unit is calibrated to directly read gold grades up to 3.3 g/t Au – samples with grades greater than this are re-assayed by diluting the solute until it falls within the direct-read range.

Quality Assurance and Quality Control

The Caeté laboratory carries out an internal program of Quality Assurance/Quality Control (QA/QC) for all drill core samples.  No QA/QC is performed for channel samples.  The QA/QC protocol includes carrying out a duplicate analysis after every 20 samples, representing an insertion frequency of 5%.

Commercially sourced standard reference materials (Rocklab standards Si64 (recommended value of 1.780 g/t Au) and SK78 (recommended value of 4.134 g/t Au)) are inserted at a frequency of every 45-50 samples.

Blank samples are inserted at a rate of one in every 20 samples, representing an insertion frequency of 5%.  Blank samples are composed of crushed, barren quartzite or gneiss and are used to check for contamination and carry-over during the crushing and pulverization stage.

The results of the blanks, duplicates, and standards are forwarded to Jaguar’s head office on a monthly basis for insertion into the Jaguar’s internal database (BDI).  There, the results from the standards samples are scanned visually for out-of-range values on a regular basis.  When failures are detected, a request for re-analysis is sent to the laboratory – only those assays that have passed the validation tests are inserted into the main database.

Mineral Resource and Mineral Reserve Estimates

Table 4 summarizes the Mineral Resources as of December 31, 2014 based on a US$1,400/oz gold price.  The total Mineral Resources for the Turmalina Mine Complex comprise 2.85 million tonnes at an average grade of 5.08 g/t Au containing 466,000 ounces of gold in the Measured and Indicated Resource category and 3.3 million tonnes at an average grade of 6.4 g/t Au containing 673,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources include the Turmalina Mine and two satellite deposits, Faina and Pontal.  A cut-off grade of 2.5 g/t Au was used to report the Mineral Resources for the Turmalina Mine, and cut-off grades of 3.8 g/t Au and 2.9 g/t Au were used to report the Mineral Resources for the Faina and Pontal deposits, respectively.

The conceptual operational scenarios considered during preparation of previous Mineral Resource estimates for the Faina and Pontal deposits envisioned that the fresh, unoxidized mineralization would be excavated on a satellite deposit basis and transported by truck to the existing Turmalina plant for processing.  Preliminary metallurgical tests have been completed on samples of fresh, unoxidized mineralization from the two deposits from that conceptual perspective.  They have yielded unacceptably low recoveries when the material is considered as potential feed to the existing Turmalina plant, and have concluded that the mineralization at both deposits is refractory.

An alternative conceptual operational scenario was developed for the current update of the Mineral Resources in which the mineralized material will be excavated by means of underground mining methods and transported to the Turmalina plant for processing.  A gold-rich flotation concentrate is envisioned to be generated after appropriate upgrades have been made to the existing plant.  The gold-rich flotation concentrate would then be shipped or sold to a domestic source for recovery of the gold.

Table 4 Summary of Total Mineral Resources – December 31, 2014
Jaguar Mining Inc. – Turmalina Mine Complex

Category	Tonnes (000)	Grade (g/t Au)	Contained Oz Au (000)
Turmalina
Measured	966	4.71	146
Indicated	1,215	5.10	199
Sub-total M&I	2,182	4.93	346
Inferred	1,596	5.69	292
Faina
Measured	72	7.39	17
Indicated	189	6.66	42
Sub-total M&I	261	6.87	58
Inferred	1,542	7.26	360
Pontal
Measured	251	5.00	40
Indicated	159	4.28	22
Sub-total M&I	410	4.72	62
Inferred	130	5.03	21
Total Turmalina, Faina, and Pontal
Measured	1,289	4.92	203
Indicated	1,563	5.21	263
Sub-total M&I	2,853	5.08	466
Inferred	3,268	6.40	673

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are inclusive of Mineral Reserves.
3.	Mineral Resources include the Turmalina Mine, Faina deposit, and Pontal deposit.
4.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au at Turmalina, 3.8 g/t Au at Faina, and 2.9 g/t Au at Pontal.
5.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
6.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
7.	A minimum mining width of approximately 2 m was used.
8.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C at the Turmalina mine.
9.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
10.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
11.	Numbers may not add due to rounding.

Roscoe Postle Associates Inc. (“RPA”) is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

Mineral Resource Estimate – Turmalina Mine

The updated block model for the Turmalina Mine is based on drilling and channel sample data using a data cut-off date of June 30, 2014.  The database comprises 2,420 drill holes and 10,862 channel samples.  The estimate was generated from a block model constrained by three-dimensional (3D) wireframe models that were constructed using a minimum width of two metres.  The gold grades are interpolated using several interpolation algorithms using capped composited assays.  A capping value of 50 g/t Au was applied for all three Orebodies.  The Mineral Resources are reported using the gold grades estimated by the inverse distance cubed (ID3) method.  The wireframe models of the mineralization and excavated material for the Turmalina Mine, Faina Deposit and Pontal Deposit were constructed by Jaguar and reviewed by RPA.

The mineralized material for each Orebody was classified into the Measured, Indicated, or Inferred Mineral Resource categories on the basis of the search ellipse ranges obtained from the variography study, the observed continuity of the mineralization, the drill hole and channel sample density, and previous production experience with these orebodies.

The Mineral Resources are inclusive of Mineral Reserves.  For those portions of the Mineral Resources that comprise the Mineral Reserve, stope design wireframes were used to constrain the Mineral Resource reports.

Additional Mineral Resources are present that reside beyond the Mineral Reserves.  For these areas, clipping polygons were prepared to aid in the estimation of the Mineral Resources.  The clipping polygons were prepared in either plan or longitudinal views, as appropriate.  The clipping polygons were drawn to include continuous volumes of blocks whose estimated grades were above the stated cut-off grade, and were not located in mined out areas.  The clipping polygons were used to appropriately code the block model and report the Mineral Resources.

At a cut-off grade of 2.5 g/t Au, the Mineral Resources at the Turmalina Mine comprise 2.18 million tonnes at an average grade of 4.93 g/t Au containing 346,000 ounces of gold in the Measured and Indicated Resource category and 1.6 million tonnes at an average grade of 5.7 g/t Au containing 292,000 ounces of gold in the Inferred Mineral Resource category.  The Mineral Resources are presented in further detail in Table 5.

Table 5 Summary of Mineral Resources as of December 31, 2014 – Turmalina Mine
Jaguar Mining Inc. – Turmalina Mine

Category	Tonnage (000 t)	Grade (g/t Au)	Contained Metal (000 oz Au)
Orebody A:
Measured	412	6.93	92
Indicated	491	8.35	131
Sub-total M&I	904	7.70	224
Inferred	389	11.38	142
Orebody B:
Measured	514	3.11	51
Indicated	67	3.12	7
Sub-total M&I	581	3.11	58
Inferred	16	2.83	1
Orebody C:
Measured	40	2.48	3
Indicated	657	2.88	61
Sub-total M&I	697	2.86	64
Inferred	1,191	3.88	148
Total Turmalina Mine:
Total, Measured	966	4.71	146
Total, Indicated	1,215	5.10	199
Total Measured & Indicated	2,182	4.93	346
Total, Inferred	1,596	5.69	292

Notes:
1.	CIM definitions were followed for Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 2.5 g/t Au.
3.	Mineral Resources are estimated using a long-term gold price of US$1,400 per ounce.
4.	Mineral Resources are estimated using an average long-term foreign exchange rate of 2.5 Brazilian Reais: 1 US Dollar.
5.	A minimum mining width of approximately 2 m was used.
6.	Bulk density is 2.76 t/m3 for Orebodies A and B and 2.95 t/m3 for Orebody C.
7.	Gold grades are estimated by the inverse distance cubed interpolation algorithm using capped composite samples.
8.	Mineral Resources are inclusive of Mineral Reserves.
9.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
10.	Numbers may not add due to rounding.

RPA is not aware of any environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other factors that could materially affect the Mineral Resource estimates.

Mineral Reserve Estimate

Mineral Reserves for Turmalina are based on the Mineral Resources as of December 31, 2014, mine designs, and external factors.  Table 6 summarizes the Mineral Reserves.

Table 6 Mineral Reserve Estimate – December 31, 2014
Jaguar Mining Inc. – Turmalina Mine
Orebody	Classification	Tonnes (000)	Grade (g/t Au)	Au Ounces (000)
A	Proven	333	5.00	54
	Probable	566	6.96	127
C	Probable	367	3.14	37
Total	Proven & Probable	1,268	5.33	217

Notes:

1.	CIM definitions were followed for Mineral Reserves.
2.	Mineral Reserves were estimated at a break-even cut-off grade of 2.9 g/t Au. Some stopes were included using an incremental cut-off grade of 1.5 g/t Au.
3.	Mineral Reserves are estimated using an average long-term gold price of US$1,200 per ounce.
4.	A minimum mining width of 3 meters was used.
5.	Bulk density is 2.7 t/m3.
6.	Numbers may not add due to rounding.

The Mineral Reserves consist of selected portions of the Measured and Indicated Resources that are within designed stopes and associated development, designed by MCB Serviços e Mineração (MCB), a Brazilian consulting group.  A breakdown by location is given in Table 7.

TABLE 7 TURMALINA MINERAL RESERVES BY LOCATION
Jaguar Mining Inc. – Turmalina Mine
Orebody	Area	Tonnes (000)	Grade (g/t Au)	Au Ounces (000)
A	Level 6	68	4.50	10
	Level 7	63	5.40	11
	Level 8	266	5.73	49
	Level 9	503	6.83	111
C	Level 1	65	3.66	8
	Level 2	20	3.43	2
	Level 3	283	3.00	27
Total		1,268	5.33	217

Dilution and extraction (mining recovery) have been included in the reserve estimate through the following:

•
Areas within the stope designs below 2.9 g/t Au.  The resource wireframes were constructed at a cut-off grade of 0.5 g/t Au, and therefore include material below the reserve cut-off grade for continuity.

•
In Orebody A, planned dilution includes areas where the stope designs run outside of the resource wireframe, to achieve minimum width and due to irregularities in geometry.  An allowance of 0.5 m on each of the hangingwall and footwall sides has been added.  This allowance is built into the stope design.

•	In Orebody C, ground conditions are good, and planned dilution due to geometry was deemed sufficient. Stope designs do not include the extra allowance of 0.5 m.

•	In both A and C, unplanned dilution from over-break into the surrounding rock was based on an estimate of 15%.

•
Extraction is assumed to be 100%.  Although some losses are encountered during blasting and mucking, they are minimal, and reconciliation to mill results indicates that high dilution/high extraction assumptions match up well.

•	Pilar recovery stopes on Level 6 (a mostly mined-out area) are treated differently, with a dilution factor of 50% and extraction factor of 70% applied.

Cut-Off Grade

A break-even cut-off grade of 2.9 g/t Au was estimated for Mineral Reserves, using a gold price of US$1,200/oz, and average gold recovery of 88% and 2014 cost data for the Turmalina Mine.  Gold prices used for reserves are based on consensus, long term forecasts from banks, financial institutions, and other sources.

Cost data was stated in US dollars, using the exchange rate at the time (approximately 2.5 BRL to the US dollar).  The US dollar has strengthened considerably against the BRL recently, with a rate of 3.2 BRL to the US dollar at the time of reporting.  A majority of Turmalina costs are denominated in BRL, which means that the US dollar costs stated in this report are likely to be conservative estimates.

An incremental cut-off grade of 1.5 g/t Au was estimated using variable costs only.  Some stopes with diluted grades between 1.5 g/t Au and 2.9 g/t Au were included in Mineral Reserves.  For Orebody A, incremental-grade stopes make up approximately 10% of the total, a proportion that RPA considers to be reasonable.  For Orebody C, approximately 50% of stopes are incremental-grade – a higher proportion than is typical.

Although the cost data available from Turmalina is not easily categorized by Orebody, it is reasonable to assume lower costs in Orebody C, given better ground conditions and shorter haulage to surface.

The mill has excess production capacity, not otherwise put to use.  Additional incremental ore will not displace better grade material.  On this basis, RPA considers the high proportion of incremental material (approximately 20% of total reserves) to be acceptable.

Mining Operations and Metallurgical Process

The Turmalina Mine Complex consists of a number of tabular bodies known as Orebodies A, B, and C.  Two satellite deposits, Faina and Pontal are located along strike to the northwest.

The main production of the mine has been from Orebody A, which is folded, steeply east-dipping, with a strike length of approximately 250 m to 300 m, and an average thickness of six metres.  Mineralization has been outlined to depths of 700 m to 750 m below surface.  The southern portion of Orebody A is composed of two parallel narrow veins.  The northern portion of Orebody A is much the same as the southern, however, the two parallel zones nearly or completely merge and therefore the zone is much wider overall (up to 10 m).

Orebody B includes three thinner, lower-grade lenses parallel to Orebody A.  Two of the lenses are located approximately 50 m to 75 m in the structural hanging wall and are accessed by a series of cross-cuts that are driven from Orebody A.  The third lens is located possibly along the axial plane.  The mineralization in this deposit has been outlined along a strike length of approximately 350 m to 400 m and to depths of 650 m to 700 m below surface.  Orebody B is narrow along its entire strike length.

Orebody C is a series of 14 lenses that are located to the west in the structural footwall of Orebody A and are generally of lower grade.  They strike northwest and dip steeply to the northeast.  A minor amount of production has been achieved from these lenses to date.  The mineralization in this deposit has been outlined along a strike length of approximately 800 m to 850 m and to depths of 400 m to 450 m below surface.

Mining Method

The mining method currently in use is longhole sublevel stoping with delayed backfill.  For the fill material, a paste fill product is prepared from detoxified CIP tailings in a plant located near the mill.

The mine is accessed from a five metre by five metre primary decline located in the footwall of the deposit.  The portal is located at elevation 695 m. The mine is divided into levels with Level 01 established at elevation 626 MASL (Table 16-1).  Starting at this level, the vertical clearance between levels is 114 m in the upper portions of the mine (i.e., Level 02 is at elevation 512 m).  Five sublevels, spaced 20 m apart vertically, are driven from the main ramp.  Since the initial development phases, level spacing has been modified so that the mining method could more easily adapt to changing conditions and modifications to the mining method.  The current level spacing is 75 m with sublevels placed every 15 m vertically.  A three metre thick sill pillar is left at each level, except for Level 3.

At each level and sublevel, drifts are developed in the mineralized zone to expose the footwall and the hangingwall contacts.  The drift is extended in both directions along strike, under geological control for alignment, continuing to expose the contacts until the limits of the orebody are reached.

Orebodies A and C are the primary structures being mined, while mining in Orebody B has recently been halted.  Orebody A is located in the footwall of the shear zone and Orebody B in the hangingwall of the shear structure.

Orebody A is closest to the main ramp and is accessed first.  Development is currently progressing to Level 9 in Orebody A.

Orebody C is a secondary system being mined to the west of the portal.  It is of lower grade than Orebodies A or B.  Orebody C is accessed from the main ramp at Level 02.  A separate internal ramp is near completion, which will reduce haul distance to the run-of-mine ore stockpile.

Past mining used a longitudinal retreat sequence for Orebodies A and B – stope extraction began at the ends of the levels and retreated back towards the access.  Stopes are 50 m in length along strike and separated by a five metre to ten metre wide pillar, depending on the thickness of the zone.  Once mining of each longhole stope has been completed, the excavation is filled using a combination of development waste and pumped paste fill.  A bund is constructed using development waste to contain the backfill.  Once the cement content of the paste fill has been allowed to set, the next stope in the sequence can be mined.  The sequence continues until the entire level/sublevel is mined.  Mining then proceeds upward to the next sublevel until the sill pillar is reached.  Stopes are mined from several individual levels simultaneously in order to provide the required number of active workplaces needed to meet production targets.

The retreat sequence, and the need to complete Orebody B mining before cutting off access by mining Orebody A, reduced productivity by limiting the number of stopes available for mining at a given time.

The current LOMP does not consider mining of Orebody B, and involves a change in mine design.  Orebody A will be mined in a primary / secondary sequence via transverse access to the thick centre portion of Orebody A, requiring additional accesses developed in waste.  Each primary or secondary stope is 15 m along strike, with no pillars.  The design change has the effect of increasing the number of available workplaces, and de-links the narrow, lower-productivity ends from the centre.

Although Orebody B is not in the LOMP, and no longer included in Mineral Reserves, future access is possible, either by mining through cemented paste fill and supporting appropriately, or by mining concurrently with the thinner ends of Orebody A.

Environmental Considerations

Environmental studies related to the acid mine drainage potential are been made as requested by SUPRAM on LO 012/2008 (“Licença de Operação” - Operation License). Those studies will be performed until the end of mining and milling operations at Turmalina. All the environmental costs for the Turmalina Project are associated with obligations laid out in the various licenses.

Jaguar has all the necessary environmental licenses for the operation of the Turmalina mining complex.

Taxes

Income taxes are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

The current life of mine plan, based on Mineral Reserves, details mining operations at Turmalina to 2018.  There is good potential to extend the mine life, through infill drilling and further conversion of Mineral Resources to Mineral Reserves.

Markets

The principal commodity at the Turmalina Mine is freely traded, at prices that are widely known, so that prospects for sale of any production are virtually assured.  A gold price of $1,200 per ounce was used for estimation of Mineral Reserves.

Caeté Mining Complex

The information below is derived from “Caeté Gold Project Feasibility Study Amended Due to Enhancement of the Process Route and Mineral Resources and Mineral Reserves Increase for the Gold Mineral Properties Pilar and Roça Grande located in the Municipalities of Santa Bárbara and Caeté, Respectively, State of Minas Gerais, Brazil” dated October 29, 2010 (the “Caeté Feasibility Study”) and prepared by TechnoMine for Jaguar by TechnoMine under the guidance of its Principal Ivan C. Machado, M.Sc., P.E., P.Eng.  Mr. Machado was a Qualified Person as such term is defined in NI 43-101.  Mr. Machado passed away on December 20, 2011.  Mr. Wilson Miola has approved the written disclosure of the above mentioned technical report in this Form 20-F. Mr. Marcos Dias Alvim, Jaguar’s Project Development Manager, has approved the reconciliation of Mineral Reserves and Mineral Resources referred to in this Form 20-F for Caeté Mining Complex and further updates since April 2013. Mr. Alvim is a Qualified Person as such term is defined in NI-43-101.

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

In March 2009, Jaguar completed a $86.3 million equity offering, the proceeds of which were primarily used to restart development and construction at Caeté.  During 2009 and part of 2010, Jaguar focused on the implementation and construction of the Caeté Project.  The Caeté Plant was commissioned in June 2010.  The first gold pour was conducted in August 2010 and commercial production was declared in October 2010.  Capital expenditures for the Caeté Project totaled US$127 million.

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

Please refer to section General Development of the Business – Caeté Mining Complex – Production, Added Mineral Resources, Operational Review for recent developments regarding the Caeté Mining Complex.

Geological Setting

Shortly after the Portuguese discovered Brazil in 1500, Portuguese explorers known as Bandeirantes ventured into the interior of the country from Rio de Janeiro and Salvador and discovered alluvial gold in the mid-16th century.  Later on, the Bandeirantes ventured into the country’s interior primarily from São Paulo. Gold found in stream drainages in several parts of the Iron Quadrangle was a major factor in the development of the region.  During the 17th and 18th centuries, an era commonly referred to as the Brazilian Gold Cycle, mining in the Caeté and Santa Bárbara region included numerous moderate size mines, such as Gongo Soco, Cuiabá, Taquaril, São Bento, Santa Quitéria, Pary, Luis Soares, Juca Vieira and Brumal.

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

The ore bodies, which are 15 kilometers apart, are emplaced in Archean age meta volcanic and meta-sedimentary rocks of the Nova Lima Group, folded and sheared along a NE-SW regional trend.

1.	Pilar

The Pilar Ore Body is located at the basal unit of the Nova Lima Group, a unit with a predominance of meta-mafic and meta-ultramafic rocks with layers of both clastic and chemical meta-sediments. The volcanic rocks predominantly consist of talc schist, meta-basalts, meta-dunites, meta-peridotites and serpentinites.  Secondarily, schist occurs with variable amounts of carbonaceous material, sericite, carbonate, chlorite and quartz.  BIF and meta-chert layers are hosted in the meta sediment.

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

In the Roça Grande site, the dominant rock types are meta-volcanoclastics and tuffs, represented by quartz-sericite-chlorite schists with variable amounts of carbonaceous material, BIF, metacherts and graphitic schists.  This site is located in the upper unit of the Nova Lima Group.  The bedding is well defined by the iron carbonate and siliceous layers found in the BIF horizons, with an average strike of N70º E, dipping about 30º SE.

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

Both types of gold are found in the Pilar and Roça Grande ore bodies.  Gold mineralization at Pilar is observed equally in both types.  At Roça Grande, gold mineralization is more commonly associated with the BIF horizons. Only in the RG-07 mineralized body can gold be found in quartz veins hosted by sericite (chlorite) schist associated with E-W shear zone.  In the RG-01, RG-02, RG-03 and RG-06 mineralized bodies, the gold mineralization is developed roughly parallel to the original bedding and is related to centimeter bands of massive to disseminated sulfides.  The RG-07 ore body is located inside the E-W shear zone.  All mineralized zones have dimensions variable between 80 meters to 300 meters in width and two meters to ten meters in thickness and all are open at depth.

Three mineralized sectors were defined at Pilar: São Jorge, SW, and PMS-15.  São Jorge is the most important sector and the mineralization occurs associated with BIF and with quartz veins in the same proportion.  In the SW mineralized sector, all the ore zones are related with BIF while the PMS-15 mineralization occurs inside a shear zone with quartz veins and small pieces of the BIF (breccias).  Gold is directly associated with massive and disseminated sulfide, subordinately it can be found as free/visible in quartz.

Exploration

1.	Pilar

In 2004, Jaguar started an exploration campaign at the Pilar property in order to complete a mineral resource evaluation in accordance with NI 43-101 guidelines.  The exploration effort comprised three phases as follows:

Phase 1: After interpretation of the available data, an exploratory diamond drilling program was performed to test the control and the continuity of the mineralization to 200 meters below the surface.  Ore bodies were mainly ore-shoots within the BIF.  The holes intercepted several significant mineralized intervals and pointed out the need for additional investigation of the structural geology of the area.  During this phase, 6,489 meters were drilled in 36 diamond drill holes.

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

Late in 2010 and during 2011 (subsequent to the Caeté Feasibility Study) Jaguar completed an underground drilling program to investigate the down plunge continuity of the mineralization between levels 4 and 10 at the Pilar Mine.  A total of 12,574 meters in 44 drill holes were completed, confirming the extension at depth of the ore bodies. In 2012 and 2013 delineation drilling underground continued.

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

During 2011 and subsequent to the Caeté Feasibility Study, Jaguar completed 9,983 meters in 71 drill holes at the RG-01/07 body as part of an underground infill drilling program. In 2012 and 2013, Jaguar performed 13,922 meters and 10,142 meters of underground delineation drilling, respectively, in RG-01/07.

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

Roça Grande

Jaguar started diamond drilling at the Roça Grande ore body in August 2006.  Following the completion of the first exploratory holes drilled at the RG-01/07, RG-02, RG-03 and RG-06 mineralized bodies, Jaguar carried out an infill program to detail these mineralized bodies.

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

The drilling campaign described below between 2008 and 2013 was not part of the Caeté Feasibility Study.

During 2008, Jaguar completed 31,501 meters of drilling for a total of 92 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2009, Jaguar completed 8,650 meters of drilling for a total of 53 drill holes in the exploration concessions that are part of the Caeté Project mining complex.

During 2010, Jaguar drilled a total of 9,649 meters in 84 surface drill holes at some of these targets.  Late in 2010 and during 2011, Jaguar completed an underground drilling program at the Pilar Mine to confirm the continuity of the structure down to Level 11, approximately 860 meters from surface.  A total of 12,574 meters were completed in 44 holes from this new exploration drift.  Significant intercepts of gold mineralization have been identified at depth, confirming the down plunge continuity to 250 meters below current mining levels.  During 2012, underground delineation drilling at the Pilar and Roça Grande mines totaled 30,400 meters.

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

Diamond Drilling Core Sampling

The following are the diamond drill core sampling procedures adopted by Jaguar.

Surface drilling is being executed by drilling contractor Mata Nativa and underground drilling is being carried out by Jaguar’s team. Surface drill holes are being drilled with HQ and NQ tools and underground holes drilled with BQ diameter.  Drill holes are accepted only if they have more than 85% recovery from mineralizer zone.

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

Mining Operations and Metallurgical Process

Caeté’s mining complex, as built subsequent to the Caeté Feasibility Study, is composed of two underground mines (Roça Grande and Pilar) that primarily utilize the “cut-and-fill” mining method as well as “sublevel stoping” in some areas.  The cut-and-fill method allows for mining selectivity during ore breaking, high recovery, and stability of openings and of the mine as a whole.  It also improves environmental conditions by reducing the amount of waste and tailings disposed on the surface.

The Roça Grande mine is divided into levels at 75 meters vertical spacing.  The Pilar mine is divided into levels at every 75 meters.  Between levels, there is a five-meter-thick horizontal sill pillar at the Roça Grande mine’s RG-02 and RG-03 ore bodies and a three-meter-thick pillar at Roça Grande’s RG-01 and RG-07 ore bodies and at the Pilar mine.  This design is in accordance with the geomechanical study.  A 15-meter-thick crown pillar separates stope top from the surface in addition to structural roll.

Drifts within the ore are developed from the main access ramps to the mineralized ore bodies to expose the hanging wall and the footwall.  Drilling is carried out by hydraulic single or twin boom jumbos, the blasted ore/waste is loaded by five cubic yard bucket LHD wheel loaders and hauled by 20-tonne trucks to the Caeté Plant.

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

Ore produced from the mines is transported to the 2,200 tonnes per day capacity Caeté Plant, which is adjacent to the Roça Grande mine.  The Caeté Plant was declared commercial during the third quarter of 2010.

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

Taxes

Income taxes in Brazil are 34% of taxable profit, including a 25% corporate tax rate and a 9% social contribution.  In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

Mine Life

The current mine plan extends into 2016.

Markets

All gold produced at the Caeté operation is transported to São Paulo on a weekly basis for refining and sale at market prices.

Gurupi Project

The information below is derived from the Gurupi Project - “Gurupi Gold Project Feasibility Study for the Gold Mineral Properties Cipoeiro and Chega Tudo located in the Municipalities of Centro Novo do Maranhão and Centro do Guilherme, State of Maranhão, Brazil” dated January 31, 2011 (the “Gurupi Feasibility Study”) and prepared by TechnoMine. Information on updated Measured and Indicated Resources dated July 30, 2012 for the Gurupi Project has been prepared by or under the supervision of Leah Mach who is a “qualified person” for the purposes of NI 43-101 and Leah Mach, from SRK Consulting has approved the disclosure of updated Measured and Indicated Resources dated July 30, 2012 contained in this Form 20-F relating to the Gurupi Project. Mr. Wilson Miola has approved the written disclosure in regards to the Gurupi Project as well as the reconciliation of Mineral Reserves and Mineral Resources referred to in this Form 20-F for the Gurupi Project. Mr. Miola is a Qualified Person as such term is defined in NI-43-101.

Property Description and Location

The Gurupi Project is located in the state of Maranhão, Brazil.  MCT controls the Gurupi Project through a total of 32 mineral concessions totaling 137,419 hectares.  The Cipoeiro and Chega Tudo deposits, which were the subject of a January 2011 feasibility study filed by Jaguar, are located in two of these 32 mineral concessions.  No commercial production of gold has taken place on the Gurupi property.

The mineral rights (applications for mining concessions) in connection with the Cipoeiro and Chega Tudo deposits are in good standing.

The Cipoeiro and Chega Tudo deposits are located in an area that belongs to the National Institute of Colonization and Agrarian Reform (“INCRA”).  Jaguar filed a request for release of land tenure from INCRA in February 2010.  On December 28, 2010, INCRA issued a ruling that entitles Jaguar to start negotiations with landowners and settlers.  Jaguar has carried out a socioeconomic evaluation in the area and completed a comprehensive resettlement project that has been well received by the landowners and settlers. INCRA had issued a memo in late 2013 rejecting Jaguar’s first proposal with respect to land negotiations. Another feasibility study is underway with a lower impact mining method.  Jaguar will submit a new proposal to INCRA for land easement based on this study.

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

The climate is equatorial, dry in winter and with a rainy period in summer (December to May).  Average monthly temperatures range from 25.8°C in March to approximately 27.4°C in October and November.  Temperature extremes range from 17.2°C to 37.7°C.  Rainfall in the area can range between 1,200 mm and 3,200 mm, averaging 2,000 mm.  Climate conditions permit year-round mining operations.  Exploration field seasons are usually limited to the dry season as activities can be dependent on rainfall intensity.

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

The physical relief in the project area varies from virtually flat to low rounded hills with about 30 meters of relief.  Secondary-growth tropical bush and open grass lands cover the vast majority of the area.  Most of the area adjacent to the site is used for cattle ranching, farming and logging activities.  Chega Tudo and Cipoeiro areas are crossed by small intermittent streams and have rural villages on the margins of the northern extent of the mineralization.

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

CNM first drilled the Chega Tudo deposit by targeting the known garimpo pits in the vicinity of the Chega Tudo village.  At Cipoeiro, mineralization was first drilled in late 1996 following the onset of garimpeiro activity.  From 1994 to 1997, exploration work programs comprised soil, saprolite, rock chip and channel sampling, information acquisition from airborne-photogrametry programs, topographic data generation, ground magnetic geophysical surveys, reconnaissance geological mapping, airborne magnetic and gamma-ray surveys, core and reverse circulation (RC) drilling and metallurgical testwork.

In 1997, Newmont purchased Santa Fe and assumed control of the project.  Between 1997 and 2000, Newmont conducted exploration work, including geological mapping, geochemical sampling, airborne electromagnetic (“EM”) survey, ground magnetic and induced polarization (“IP”) surveys, diamond drilling and RC drilling, core re-logging program, metallurgical testwork with a strong focus on comminution indices, construction of geological models and estimation of mineral resource grades and tonnages.

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

Kinross completed infill and definition core drilling programs at the Chega Tudo and Cipoeiro targets, metallurgical testwork, and bulk and solids density determinations.  In 2005, an unpublished feasibility study was commissioned and completed by AMEC.  The AMEC feasibility study envisioned mining to be performed by conventional open pit techniques, while the process route considered a primary crushing, semi-autogenous grinding mill, ball milling and a stripping and EW plant following a leaching-CIP circuit.

From 2006 through 2008, Kinross resumed mineral exploration with the intention of investigating other potential targets that could increase mineral resources.

In 2009, Jaguar entered into negotiations with Kinross to acquire the project and commissioned PAH to conduct a review of mineral resources, which was completed in early December 2009.  On December 2, 2009, Jaguar acquired 100% of MCT, which holds all of the mineral licenses for the Gurupi Project, from an indirect wholly-owned subsidiary of Kinross.  Jaguar satisfied the US$39 million purchase price for MCT by issuing 3,377,354 common shares in the capital of Jaguar to Kinross, representing approximately 4.07% of Jaguar’s outstanding common shares (on a non-diluted basis) as of the date of the acquisition.  Shortly thereafter, Jaguar commissioned AMEC to prepare a prefeasibility study to identify cost-saving areas and to identify additional requirements for a feasibility study.  AMEC’s prefeasibility study was completed in May 2010.  Subsequently, Jaguar commissioned TechnoMine to conduct the Gurupi  Feasibility Study, which was completed in January 2011.

Please refer to General Development of the Business - Gurupi Project – Completion of Feasibility Study, section for most recent updates on environmental licensing for the project.

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

Soil, saprolite, rock chip and channel sampling were used to evaluate mineralization potential and generate targets for RC and diamond drilling.  A total of 42,024 soil, rock chip and saprolite samples were taken, primarily in areas of known garimpeiros workings.  Channel sampling of the garimpeiros pits and excavations totalled 6,277 samples.

Airborne geophysical surveys, comprising magnetic, radiometric and EM data acquisition, treatment, and interpretation were used to vector into mineralization and generate targets for drilling programs.  Surveys were performed by contract expert geophysical firms.  The airborne magnetic and radiometric survey covered about 10,180 line km, in an area of about 1,900 km2.  The EM Survey covered an area of about 497 km2, corresponding to approximately 2,655 line km.  Airborne geophysical anomalies were checked on the ground using ground geophysics magnetics and Induced Polarization (“IP”) surveys.

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

The Brazilian Geological Service (“CPRM”) undertook detailed geological, mineralogical, isotopic and age-dating studies on the Gurupi Belt, which included generating chemical data for hydrothermal chlorites and stable isotope (O, H, C, S) compositions of silicate, carbonate and sulfide minerals from the Chega Tudo and Cipoeiro deposits. These chemical and isotopic results, in addition to field, structural, and petrographic information, enabled the CPRM staff participating in the studies to discuss petrogenesis-related variables of the Cipoeiro and Chega Tudo deposits, including temperature and redox conditions of mineralization, as well as possible sources for fluids and metals.

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

Based on analysis of the recent drilling results, Jaguar increased its estimated Measured and Indicated Mineral Resources at its Gurupi Project by 40% to 3.52 million ounces of gold.  The mineral resources, stated at a cut-off grade of 0.21 g/t Au, include 46.66 million tonnes of Measured Mineral Resources at 0.72 g/t Au and 95.98 million tonnes of Indicated Mineral Resources at 0.79 g/t Au, in total of 142,636,280 tonnes of Measured and Indicated Mineral Resources at 0.77g/t and 3,519,410 ounces of gold.  The cut-off grade of 0.21 g/t Au was based on $1,500/ounce gold price.

The Mineral Resource estimates for the Gurupi Project were carried out by Ms. Leah Mach, Principal Geologist, at SRK.  Ms. Mach is an independent Qualified Person in accordance with NI 43-101.

Work on a revised feasibility study for the development of the Gurupi Project has been delayed indefinitely as Jaguar continues to focus on completing the restructuring and implementation of the production programs at its operations in Minas Gerais.

While the Company has focused recent drilling and exploration on the Chega Tudo and Cipoeiro deposits, the Gurupi concession includes 12 additional identified targets in 32 contiguous mineral rights totaling 138,548 hectares.  These additional targets have not been included in any of the Company's Mineral Resource estimates or feasibility studies related to the Gurupi Project to date.  These targets have been identified by favorable geology, structures, old artisan mine works, soil and channel sampling anomalies and exploration drilling, and represent the potential for further increases in mineral resources at Gurupi.

During the third quarter of 2012, Jaguar completed infill and extensional diamond drilling carried out over a 900-meter (along the strike) mineralized sector of one of the 12 additional targets mentioned above.  This target, known as the Mandiocal Target, is located approximately one kilometer NW of Gurupi’s Chega Tudo deposit and represents the extension of its mineralized structure.  The drilling results, in addition to results obtained by drilling performed by the previous owners, confirm the deposit mineralization extend to the NW.

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

Drill samples were crushed to minus 10 mesh; then a two kilogram split was pulverized to a nominal 90% passing 150 mesh using a ring pulverizer.  An assay split of 250 grams was collected from the pulp and shipped to Nomos for a 50-gram fire assay digestion, and AA determination for gold.  Results greater than 10.0 grams per tonne of gold were re-assayed with a gravity finish.

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

Security of Samples

During the 2003–2004 and 2007–2008 periods of Kinross drilling programs, cores were kept at the drill rig until the end of each shift.  They were then delivered to the logging facility and placed on benches for photography and logging.  The core was typically sawed and sampled within a three-day period.  During the various stages of this process, the access to the core was available to assigned drill crew, supervisors and project staff.

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

Probable gold mineral reserves, which are included in the reported Mineral Resource estimate, are estimated at 63,756,700 tonnes at an average grade of 1.14 grams per tonne totaling 2,327,930 ounces.  Mineral Reserve estimates are based on TechnoMine’s 2011 feasibility study and do not contemplate the 2012 Mineral Resource increase as per estimates for the Gurupi Project carried out by Ms. Leah Mach from SRK.

Environmental Licensing

Please refer to section General Development of the Business – Gurupi Project – Completion of Feasibility Study section for most recent updates on environmental licensing for the project.

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

ROM total tonnage: ROM total contained gold:	63,756,700 tonnes 2,327,930 ounces
Mill Feed Grade (LOM average): Mining Rate:
1.10 grams per tonne
4,000,000 tonnes in 2013
4,500,000 tonnes in 2014
5,000,000 tonnes yearly from 2015 to 2021 5,200,000 tonnes in 2022
5,256,700 tonnes in 2023
4,900,000 tonnes yearly from 2024 to 2025

ROM average “cruise” production:	13,890 tonnes per day
Metallurgical recovery:
Total gold production:
Gold average annual production:
Project life (LOM):
CAPEX (total):
Average cash cost:
Average full-loaded cash cost:
Start of production:
Exchange rate construction period
Exchange rate over LOM

85.6%
1,932,920 ounces of gold
148,690 ounces per year
13 years
US$345.7 million (straight)
US$445 per ounce of gold
US$676 per ounce, including invested capital
First quarter of 2013
US$1.00 = R$1.80
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

Taxes

Income taxes in Brazil are 24% of taxable profit, including a 15% corporate tax rate and a 9% social contribution. In addition to direct operating costs, royalty payments and depreciation are deductible in determining taxable profit.

C.	Organizational Structure

Jaguar has three wholly-owned direct subsidiaries, MSOL, MTL and MCT, all incorporated under the laws of the Republic of Brazil. The registered and head office of each of MSOL, MTL and MCT is located at Rua Levindo Lopes 323, Funcionários, Belo Horizonte, Minas Gerais, CEP 30140-170, Brazil.

D.	Property, Plants and Equipment

Company’s Principal Properties

Jaguar’s has two principal operating mining complexes: Turmalina (MTL) and Caeté (CCA) and -all located in or adjacent to the Iron Quadrangle region of Brazil, a greenstone belt located east of the city of Belo Horizonte in the state of Minas Gerais. Jaguar has a mining complex in care and maintenance, Paciência (CPA), also located adjacent to the Iron Quadrangle in the state of Minas Gerais. Jaguar’s portfolio also includes the Gurupi Project in the state of Maranhão and the Pedra Branca Project in the state of Ceará, which it does not consider to be principal mining complexes. The maps below are current as of December 31, 2014.

Refer to Item 4 for detailed descriptions of each principal mining complex.

PRINCIPAL PROPERTIES INTERESTS

Turmalina

Location of Turmalina Project, Iron Quadrangle, Brazil

MTL – Turmalina Mineral Rights

Caeté

Location of Caeté Project, Iron Quadrangle, Brazil

CCA – Caeté Mineral Rights
Sabará (Caeté Complex) Mineral Rights

Not applicable.

Item 5. Operating and Financial Review and Prospects
A.	Operating Results

The following discussion and analysis of the results of operations and the Company’s financial position should be read in conjunction with the consolidated financial statements and related notes for the years ended December 31, 2014, 2013 and 2012 appearing under Item 17 – Financial Statements and listed under Item 19 – Exhibits.

The Company’s consolidated financial statements are stated in US Dollars and have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”). Jaguar's Significant Accounting Policies are outlined in its financial statements, immediately following the text of this Annual Report on Form 20-F.

As of December 31, 2014, Jaguar Mining was producing gold at its Turmalina and Caeté operations, while the Company’s Paciência operation is on temporary care and maintenance.  The Caeté plant processes ore from the two underground mines, Pilar and Roça Grande, while the Turmalina plant processes ore from the adjacent underground mine.

On April 23, 2014, the Company announced that it had successfully implemented the CCAA Plan with an effective date of April 22, 2014. For a full description of the CCAA Proceedings, please see Item 13.

Fiscal 2014 compared to Fiscal 2013

Q4 2014 cash-operating-costs per ounce of gold produced were marginally higher at $894 compared to $889 during Q4 2013, an increase of $6 per ounce due to the overall cost of production being higher by 12% or $105 per ounce, mainly due to higher catchup preventive maintenance expenditures and local cost inflation in Brazil during Q4 2014 as compared to Q4 2013; being offset by a favorable foreign exchange impact as a result of the devaluation of the Brazilian Reais (average exchange rate: Q4 2014: R$2.54 per 1 US$, Q4 2013: R$2.27 per 1 US$). Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS.

Fiscal 2013 compared to Fiscal 2012

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

The result of the continuing effort in cost reduction is evidenced in the table and chart above. Both the cash operating costs per ounce produced and the all-in costs per ounce of gold sold have decreased significantly over the periods being reported. Most of the cost reduction is attributable to the decrease in labor, external services, maintenance and material costs. As Jaguar’s mining operations and exploration activities are located in Brazil, a large portion of operating costs and capital expenditures are denominated in Brazilian reais. The recent weakening of the R$ against the US$ has made a positive contribution to reducing the cash operating and all-in costs. The average exchange rate for the R$ per US$1.00 for FY 2012 and FY 2013 were 1.9550 and 2.1605 respectively, an increase of 10.5% as the US$ strengthened against the R$.

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

	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Tonnes of ore processed ('000)	258,000	249,000	263,000	268,000	258,000	298,000	271,000	265,000	285,000	285,000	351,000	447,000
Average recovery grade (g/t)1	3.02	3.13	3.11	2.89	2.96	3.06	2.96	3.30	2.76	2.85	2.55	2.42
Average recovery rate (%)	89%	89%	89%	88%	88%	88%	88%	88%	88%	88%	89%	90%
Gold (ozs)
Produced	22,456	22,374	23,867	23,359	21,956	26,300	22,503	24,836	21,676	23,026	26,888	31,233
Sold	21,400	22,681	24,002	24,181	22,503	24,111	22,920	25,316	21,298	23,307	28,933	30,138
Average realized gold price ($ per oz)2	$ 1,204	$ 1,279	$ 1,280	$ 1,288	$ 1,261	$ 1,331	$ 1,415	$ 1,626	$ 1,714	$ 1,648	$ 1,608	$ 1,691
Cash operating cost (per oz produced)2	$ 894	$ 969	$ 958	$ 923	$ 889	$ 847	$ 931	$ 826	$ 915	$ 963	$ 1,162	$ 1,268
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs and average realized gold price are a non-gaap financial performance measure with no standard definition under IFRS.

Revenue

($ thousands, except where indicated)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Ounces sold	$21,400	$22,503	(5%)	$92,264	$94,850	(3%)
Revenue	25,766	28,461	(10%)	116,362	134,140	(14%)
Average realized gold price1	$1,204	$1,265	(5%)	$1,261	$1,414	(11%)
1 Average realized gold price is a non-gaap financial performance measure with no standard definition under IFRS.

Revenue for the three months ended December 31, 2014 decreased by almost 10% compared to the same period in 2013, primarily due to 5% reduction in gold price and 5% reduction in ounces sold during quarter. For the year ended December 31, 2014, revenues decreased by 14% compared to the same period in 2013, primarily due to an 11% reduction in gold price and a 3% reduction in ounces sold. The reduction in average realized price of $153 per ounce between FY 2013 and FY 2014 has an impact of reducing the Company’s revenue by approximately $14.1 million.

The market price of gold is the primary driver of our profitability and our ability to generate free cash flow. During the three months ended December 31, 2014, the market price of gold (London PM Fix) traded in a range from $1,142 to $1,250 and averaged $1,201 per ounce. The price of gold closed at $1,199 per ounce on December 31, 2014, while the average price during Q4 2014 reflected a $75 per ounce or 6% reduction as compared to the average market price of $1,276 per ounce in the same period last year.  The decline in price of gold in 2014 was primarily as a result of the strengthening US dollar in the second half of the year, which was due to the improving economic forecasts for the United States.

Revenues for both the three months and year ended December 31, 2014 were negatively affected by 1,615 ounces of gold bullion, valued at $1.8 million, that was held in inventory and not sold during the period (December 31, 2013: 1,698 ounces valued at 2.05 million).

Turmalina Mine Complex

The primary mining method utilized at the Turmalina underground mine is sublevel open stoping with unconsolidated backfill.  Ore produced at the Turmalina mine is transported to the adjacent 3,000 tonnes per day CIL processing plant. The Turmalina plant consists of three ball mills of which currently only one is operating at 1,200 tonnes per day.

During the three months ended December 31, 2014, Turmalina produced 12,067 ounces of gold, which was 15% more when compared to Q4, 2013. The increase in production in Q4 2014 as compared to the same period in 2013 is due to 3% more tonnes processed, and 15% improvement in grade.

Turmalina Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Tonnes of ore processed ('000)	117,000	107,000	107,000	111,000	114,000	122,000	123,000	108,000	113,000	115,000	154,000	157,000
Average recovery grade (g/t)1	3.60	3.69	4.14	3.24	3.13	3.46	3.01	3.37	2.57	2.78	2.34	2.20
Average recovery rate (%)	90%	91%	91%	88%	89%	89%	88%	89%	87%	89%	90%	90%
Gold (ozs)
Produced	12,067	11,336	13,190	11,374	10,451	12,308	10,345	10,321	8,206	9,186	10,435	10,014
Sold	11,243	11,710	13,481	11,513	10,850	10,850	10,061	10,850	8,037	9,242	11,252	9,644
Cash operating cost (per oz produced)2	$656	$750	$696	$857	$822	$758	$923	$862	$1,057	$991	$1,125	$1,342
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS.

The cash operating cost per ounce produced for Q4, 2014 decreased by 20% as compared to the same prior year period mainly due to higher grade and some marginal improvement in plant recovery. The production and cash operating costs were also favorable in Q4, 2014 as compared to Q3, 2014. On the average, the cash operating costs at Turmalina were $106 per ounce lower for the year ended December 31, 2014 as compared to FY 2013.  Primary contributing factors in year over year reduction in costs is higher grade mined, improved plant recovery, reduction in price of consumables at plant and favorable foreign exchange impact as a result of the devaluation of the Brazilian Reais (average exchange rate: Q4 2014: R$2.54 per US$ Q4, 2013: R$2.28 per US$).

In Q3 2014, the Company engaged external consultants to help formulate continuous improvement initiatives for fleet and plant operations. Based on the recommendations and management’s internal reviews, the mine is improving shift change sequencing, revamping fleet maintenance practices aimed at improving equipment availability, focusing on process plant controls to maintain high recovery rates and strengthening geo-metallurgical modelling.

Turmalina Sustaining Capital
($ thousands)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$1,369	$2,020	$6,487	$6,825
Exploration - Brownfield	525	49	711	872
Minesite sustaining	504	282	2,719	2,911
Total sustaining capital1	2,398	2,351	9,917	10,608
Total non-sustaining capital1	-	-	162	-
Total capital expenditures	$2,398	$2,351	$10,079	$10,608
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS.

Primary development at the Turmalina mine totaled 625 and 2,521 meters for the three months and FY ended December 31, 2014, respectively, compared to 711 and 2,928 meters for the same periods in the prior year.  This led to a decrease in primary development costs for the fourth quarter as compared to the same period in 2013. Primary development to non-profitable areas was halted and issues with staffing development for jumbo drills account for the reduced advances.

Total capital expenditures on equipment relate mainly to capital repairs and rebuilds. This had the impact of increasing the all-in sustaining expenditures by $107 and $108 per ounce of gold sold for the three months and year ended December 31, 2014.

Caeté Mine Complex

The Caeté mining complex has two underground mines (Roça Grande and Pilar). Roça Grande exclusively uses the mechanized horizontal cut and fill mining method, while Pilar primarily uses sublevel open stoping with backfill. Ore produced from these mines is transported to the 2,200 tonnes per day gravity, flotation and CIL treatment of flotation concentrate processing plant adjacent to the Roça Grande mine, a total distance of approximately 50 kilometers by paved road from the Pilar mine.

During the fourth quarter, Caeté produced 10,389 ounces of gold, which was 10% less than the amount produced during the same period in 2013. The decrease in production in Q4 2014 is due to 9% lower average grade as compared Q4 2013. The fixed costs spread over lower production base resulted in the cash operating cost per ounce increasing to $1,170 for the Q4 2014, compared to $950 for Q4 2013.

Caeté Quarterly Production

	Three months ended
($ thousands, except where indicated)	Q4 2014	Q3 2014	Q2 2014	Q1 2014	Q4 2013	Q3 2013	Q2 2013	Q1 2013	Q4 2012	Q3 2012	Q2 2012	Q1 2012
Roça Grande Tonnes	47,000	48,000	40,000	40,000	41,000	45,000	44,000	41,000	56,000	66,000	65,000	48,000
Pilar Tonnes	94,000	94,000	116,000	117,000	103,000	131,000	104,000	116,000	116,000	104,000	95,000	108,000
Caeté - Tonnes of ore processed (t)	141,000	142,000	156,000	157,000	144,000	176,000	148,000	157,000	172,000	170,000	160,000	156,000
Roça Grande Grade (g/t)1	2.27	2.36	2.20	2.46	2.45	2.33	2.49	2.88	2.77	2.75	2.59	2.78
Pilar Grade (g/t)1	2.72	2.85	2.41	2.72	2.97	2.87	2.99	3.33	2.98	3.05	3.22	3.22
Caeté - Average recovery grade (g/t)1	2.57	2.71	2.40	2.65	2.82	2.78	2.92	3.25	2.88	2.90	2.99	3.10
Average recovery rate (%)	88%	88%	88%	88%	88%	88%	88%	88%	87%	89%	90%	89%
Gold (ozs)
Produced	10,389	11,038	10,677	11,985	11,505	13,992	12,158	14,515	13,470	13,840	13,804	13,881
Sold	10,157	10,971	10,521	12,668	11,653	13,261	12,859	14,466	13,261	13,692	14,466	12,485
Roça Grande Cash Costs	$1,089	$1,129	$1,227	$971	$963	$902	$903	$963	$877	$988	$885	$1,204
Pilar Cash Costs	$1,182	$1,219	$1,298	$1,024	$993	$926	$939	$799	$790	$886	$931	$1,061
Cash operating cost (per oz produced)2	$1,170	$1,195	$1,281	$986	$950	$925	$938	$801	$828	$945	$953	$1,118
1The 'average recovery grade' represents the recalculated head-grade milled.
2 Cash operating costs is a non-gaap financial performance measure with no standard definition under IFRS.

Caeté Sustaining Capital

($ thousands, except where indicated)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$1,057	$1,748	$6,400	$7,228
Exploration - Brownfield	1,123	76	2,172	1,191
Minesite sustaining	578	-	2,880	3,530
Total sustaining capital1	2,758	1,824	11,452	11,949
Total non-sustaining capital1	-	-	-	-
Total capital expenditures	$2,758	$1,824	$11,452	$11,949
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS.

Primary development at the Pilar and RG mines totaled 471 and 1,924 meters for the three months and year ended December 31, 2014, respectively, compared to 536 and 2,914 meters for the same periods last year. Development at Pilar was suspended towards the 2014 year end.

Total capital expenditure on equipment relates mainly to catch up capital repairs and rebuilds, which had been deferred due to the financial condition of the Company. This had an impact of increasing the all-in sustaining expenditures by $123 and $124 per ounce of total gold sold for the three months and year ended December 31, 2014.  The Company recorded a net impairment charge of $88.9 million for Q4, 2014 and FY 2014 in relation to the Caeté mining complex, bringing down the net book value of its property plant and equipment at December 31, 2014 to nil.

Paciência

The Paciência operation continued on care and maintenance during the quarter ended December 31, 2014 and therefore no gold was produced at this operation during this quarter.

During the year ended December 31, 2012, the last year Paciência was in production, Paciência produced 9,987 ounces of gold at a cash operating cost of $1,536 per ounce compared to 39,581 ounces at a cash operating cost of $787 per ounce during the year ended December 31, 2011, a fully operational year.

No underground development or drilling work was carried out by the Company at the Paciência mine during the quarter ended December 31, 2012. During the year ended December 31, 2012, underground development drifts for drilling at Paciência totaled 2.7 kilometers and underground delineation drilling totaled 10.0 kilometers.

As previously stated, the Company has not established a timeframe to complete the Paciência remediation plans and restart production.

Sabará

The Sabará operation continued on care and maintenance during 2014.

B.	Liquidity and Capital Resources

Fiscal 2014

The Company’s financial statements were prepared on a going concern basis (see Note 2 to the annual audited consolidated financial statements), which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the year ended December 31, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows. The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near‐term operating cash requirements, debt payments and sustaining capital expenditures. There is no assurance that the Company’s financing initiatives will be successful or sufficient. As at December 31, 2014, the Company had cash, cash equivalents and gold bullion of $9.0 million compared to cash, cash equivalents and gold bullion of $11.1 million as at December 31, 2013.

	December 31, 2014	December 31, 2013

Cash and equivalents	$7,161	$9,015
Gold bullion	$1,801	2,045
Cash and gold bullion	$8,962	$11,060
Non-cash working capital
Other current assets	$31,263	33,575
Current liabilities	$(63,466)	(361,180)
Working capital	$(23,241)	$(316,545)

Due to the implementation of the CCAA Plan and conversion of the debt into equity on April 22, 2014, working capital improved $293.3 million from negative $316.5 million at December 31, 2013 to negative $23.2 million at December 31, 2014. The use of funds during the quarter is explained below.

Uses of funds

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	2012	2014	2013	2012
Operating inflows (outflows)	$(1,156)	$(3,199)	$5,380	$(6,845)	$12,813	(2,789
Financing activities	$(5,644)	$(969)	(5,660	$26,742	$5,979	(13,306
Investing activities	$(5,125)	$(4,652)	(6,400	$(21,701)	$(23,211)	(51,261
Effect of exchange rate	(18)	(365)	545	(50)	(422)	6,737
Increase/(decrease) in cash and equivalent	$(11,943)	$(9,185)	(6,135	$(1,854)	$(4,841)	(60,619

The improvement of $2.0 million in operating cash flow for the three months ended December 31, 2014 compared to the same period in 2013 is mainly due to lower costs and benefit of decline in the value of Brazilian Real as compared to the US dollar in Q4, 2014.

The Company’s senior secured debt facility, starting July 2014, has been repaid at a rate of $1.0 million of principal plus interest per month. The balance of the debt facility amount to $14.4 million needs to be paid in full during the year 2015. The increase in investing activities for the three months ended December 31, 2014 compared to the same period in 2013 is primarily due to major rebuilds and capital repairs undertaken for the mining equipment, and offset by marginally lower primary development. Capital spending is outlined below:

($ thousands)	Three months ended December 31,		Twelve months ended December 31,
	2014	2013	2014	2013
Sustaining Capital1
Primary development	$2,426	$3,768	$12,887	$14,053
Exploration - Brownfield	1,649	125	2,883	2,104
Minesite sustaining
Engineering	360	46	982	3,008
Equipment	721	236	4,617	3,392
Total sustaining capital	5,156	4,175	21,369	22,557
Non-sustaining Capital (including Capital Projects)1
Gurupi	132	496	506	807
Others	93	167	546	481
Total non-sustaining capital1	225	663	1,052	1,288
Total capital expenditures	$5,381	$4,838	$22,421	$23,845
1Sustaining and non-sustaining capital are non-gaap financial measures with no standard definition under IFRS.

Capital expenditure on the Gurupi Project has been minimal in 2013 and 2014. The Gurupi Feasibility Study was completed in 2011 and the Company is currently performing low cost metallurgical tests and desktop mine planning work to evaluate options to develop the project with the possibility of lowering the capital cost and diminishing the time of development.

Operating expenses

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Exploration and evaluation costs	$63	$183	(66%)	$280	$944	(70%)
Care & maintenance costs (Paciencia mine)	545	588	(7%)	2,181	2,529	(14%)
Stock-based compensation	333	10	3230%	1,557	356	337%
General and administration expenses	2,358	4,718	(50%)	12,919	16,652	(22%)
Restructuring costs	925	3,499	(74%)	11,231	4,632	142%
Amortization	258	277	(7%)	1,062	1,138	(7%)
Changes to legal provisions and Recoverable VAT	(7,877)	30,409	(126%)	(3,295)	35,172	(109%)
Impairment charges	88,938	98,653	(10%)	88,938	145,487	(39%)
Other expenses	3,747	(504)	(843%)	7,426	287	2487%
Total operating expenses	$89,290	$137,833	(35%)	$122,299	$207,197	(41%)

Care & maintenance Costs – Paciência mine

Paciência mining complex continued on care and maintenance during the fourth quarter of 2014. No gold has been produced since the second quarter of 2012 when the mine was put on care and maintenance. No underground development or drilling work was carried out by the Company at Paciência mine during 2014. The Complex has been secured and the facilities are preserved and patrolled.  A limited maintenance staff periodically turns the mills and equipment to maintain the plant in working order.

General and administrative expenses

The ‘General and Administration’ (G&A) expenses, exclude mine site administrative costs which are charged directly to operations and includes legal, accounting, costs to maintain offices and personnel in Belo Horizonte, Brazil and Toronto, Canada and costs associated with being a publicly-traded company.

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Corporate office (Toronto)	$331	$1,541	(79%)	$4,325	$5,352	(19%)
Brazil office (Belo Horizonte)	1,935	$3,100	(38%)	8,291	10,739	(23%)
Other	92	77	19%	303	561	(46%)
Total G&A expenses	$2,358	$4,718	(50%)	$12,919	$16,652	(22%)

The overall G&A expenses (Toronto and Belo Horizonte offices) decreased by 50% during the fourth quarter of 2014 compared to Q4 2013.  The impact was due to headcount reductions as part of the ongoing organizational restructuring.

Restructuring costs

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Restructuring costs	$925	$3,499	(74%)	$11,231	$4,632	142%

Restructuring costs in the fourth quarter of 2014 are primarily related to severance provisions recorded during the quarter for the ongoing organizational restructuring. For the FY 2014 restructuring expenses include fees related to the capitalization and financing under the CCAA Plan, mainly legal fees, financial consulting expenses and severance costs.

Changes to legal and recoverable taxes provisions

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Changes to legal provisions	$9,792	$3,708	164%	$13,600	$8,471	61%
Changes to recoverable taxes provision	(17,669)	26,701	(166%)	(16,895)	26,701	(163%)
Changes to legal and recoverable taxes provisions	$(7,877)	$30,409	(126%)	$(3,295)	$35,172	(109%)

Legal Provisions

As at December 31, 2014, the Company is a defendant in 370 outstanding legal labor claims. For the FY 2014, the Company recorded a legal provision of $13.6 million (FY 2013 - $8.5 million) representing management’s best estimate of expenditures required to settle present claims. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

Recoverable Taxes Provision

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT (‘Value Added Tax’) input tax credits with respect to the years 2009 through 2011 for MTL. Following an extensive audit process, in February 2015, 81.6% of the input tax credits were approved for refund. 29.7% of the approved amount was applied as a credit to reduce other federal taxes payable for prior years, while R$16.7 million (approximately $6.0 million) was refunded in cash. The reversal in the provision for recoverable taxes during Q4 2014 considers the (i) MTL VAT refund and possibility of additional refunds, (ii) offset of certain income taxes payable of $629,000 and (iii) offset of withholding taxes on interest on intercompany balance of $8 million.

Impairment charges

In accordance with our accounting policy, we test impairment of non-current assets when there is an indicator of impairment. An impairment loss is recognized when the carrying amount exceeds the recoverable amount.  The recoverable amount of each Cash Generating Unit (‘CGU’) is based on its Fair Value Less Cost of Disposal (‘FVLCD’), which has been determined to be greater than the Value in Use (‘VIU’) amounts. A CGU is the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets. For the Company, a CGU is an individual operating mine or development project.

In 2013, the Company recorded an impairment charge of $145.5 million, primarily due to the impact of the decrease in our long term gold price assumption to $1,300 per ounce. The volatility and the downward trend in the gold price continued during the FY 2014. The impairment test is based on a gold price of $1,200 for 2015 and $1,300 for the long term.

In 2014, as part of the 2015 budgeting exercise, management undertook a comprehensive review of the cost structure of all its operating mines. New mine plan and budgets were developed and they identified increases in cash operating costs for the Caeté mine complex. This led to a scenario where management calculated that, with continued operations, Caeté generated a negative net present value from operations. The results of the review are also in line with the past performance of the Caeté mine, where the Company has incurred significant operational losses. An impairment test was conducted and resulted in a 100% write down of the net book value of the Caeté mining complex and therefore an impairment charge of $88.9 million was recorded for the three months and year ended December 31, 2014. Management also assessed impairment triggering events for the Turmalina Mine and Gurupi project, and reached the conclusion that no impairment test was required.

Key Assumptions

The key assumptions and estimates used in determining the FVLCD are related to gold price, discount rates, operating costs, exchange rate, capital expenditures, inflation, life-of-mine production profile and continued license to operate. In addition, the Company also uses observable market evaluation metrics, including identification of comparable entities, and associated market values per ounce for benchmarking development projects.

For our CGUs, the FVLCD was determined by calculating the Net Present Value (‘NPV’) of the future cash flows expected to be generated by the mine. The estimates of future cash flows were derived from the most recent production plans.  Based on observable market data, including spot prices and forward prices, we make assumptions of the future gold price.

The future cash flows for each mine are discounted using Weighted Average Cost of Capital (‘WACC’) of 9.87%, which reflects specific market risks in Brazil. Some gold mining companies trade at a market capitalization greater than the NPV of their expected cash flows i.e. a ‘NAV multiple’, which refers to a multiple which is applied to the NPV to arrive at the trading price. For purpose of the impairment test, we assumed a NAV multiple of 1 and long term gold price of $1,300 per ounce.

Sensitivities

We performed a sensitivity analysis on commodity price, which is the key assumption that impacts the impairment test.  We assumed a negative $100 change in gold price, taking the price down to $1,200 per ounce, while holding other assumptions constant. We noted that this sensitivity identifies a possible impairment for MTL at a long term gold price between $1,100 and $1,200 per ounce. Should there be a significant long term decline in gold price, we will take actions to assess the implications on our LOM including the determination of reserves and resource, and the future cost structure for the CGU.

Other expenses (income)

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Foreign exchange loss	$88	$1,120	(92%)	$174	$4,137	(96%)
Financial instruments gain	(6,956)	(89)	7716%	(272,818)	(5,001)	5355%
Finance costs	3,724	28,046	(87%)	12,479	54,247	(77%)
Other non-operating expenses (recoveries)	146	(110)	(233%)	(315)	1,862	(117%)
Other expenses (income)	$(2,998)	$28,967	(110%)	$(260,480)	$55,245	(571%)

The gain on financial instruments during Q4 2014 is in relation to the renegotiation of a land acquisition agreement with Vale and associated note payable. The agreement relates to the purchase of mineral rights regarding the Caeté project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including approval of the transfer of the mineral rights with the Departamento Nacional de Produção Mineral (“DNPM”). During 2010, the Company made a partial payment amounting to $3.2 million to Vale. In November 2014 the agreement was amended whereby the Company agreed to surrender part of the mineral rights to be acquired under the agreement. As part of this renegotiation, the outstanding payable amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, payable in December and July of each year. The first installment was paid in December 2014. The gain on financial instrument reflects the reduction of the note payable.

For the year ended December 31, 2014, the gain on financial instruments also reflects the $265.6 million related to the forgiveness of the convertible notes and accrued interest on implementation of the CCAA Plan on April 22, 2014 (refer to the “Financial restructuring plan – CCAA proceedings” section of the MD&A).

Finance costs are composed of interest on debt, amortization of discount and transaction costs on debt and accretion expense.  The decrease in interest expense and amortization of borrowing costs for Q4 2014 and FY 2014 compared to the same period in 2013 is related to the implementation of the CCAA plan and the overall reduction of the debt.

($ thousands)	Three months ended December 31,			Twelve months ended December 31,
	2014	2013	Change	2014	2013	Change
Interest expense	$1,795	$29,966	(94%)	$9,220	$54,851	(83%)
Accretion	1,929	(1,920)	(200%)	3,259	(604)	(640%)
Total finance cost	$3,724	$28,046	(87%)	$12,479	$54,247	(77%)

Asset Retirement Obligation

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation i.e. Asset Retirement Obligation (‘ARO’). Rehabilitation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related G&A costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies.

Provisions for the cost of the rehabilitation programs are recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is accordingly updated. We record an ARO in our financial statements when the environmental disturbance is incurred and capitalize this amount as an increase in the carrying amount of the related asset. AROs are recorded at the expected future cash flows, discounted to their present value using a pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in the finance costs and results in an increase in the amount of provision. Accretion expense for operating mines is disclosed as part of our All-In Sustaining Costs.

Each quarter, Jaguar updates the ARO estimate for changes in foreign exchange and discount rate. From time to time, the Company also carries out a more comprehensive review of its closure plan especially with relevance to the changes in footprint (i.e. extent of disturbance), new local regulations, improvements in understanding of estimations and any constructive obligations as a result of past precedence. Adjustments to the estimated amount and timing of cash flows are normal occurrence in light of the significant judgments and estimates involved.

In Q4 2014, the company reviewed the closure cost plan and made some revisions to the estimates. The impact was an increase of approximately $10.8 million (undiscounted cash flow) in the closure cost, resulting in $5.7 million increase in the ARO provision as at December 31, 2014 compared to December 31, 2013. Main estimate revisions were in the areas of plant dismantling costs, associated G&A costs during the closure period and contingencies to account for certain high risk areas of the closure plan.

	December 31, 2013	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2014
Reclamation provision	$15,670	$4,822	$3,259	$(650)	$(1,727)	$21,374

Less: current portion	826					1,202
Non-current portion	$14,844					$20,172

Although the ARO liability increased as a result of the revisions, the net cash outflow from the settlement of the obligations is expected to be significantly lower, as part of the removal and dismantling cost is offset by the resale proceeds of the plant and remaining infrastructure. As most of the closure work expenditure is denominated in Brazilian Reais, part of the increase in the closure estimates will be offset in the future by expected devaluation of the Brazilian Reais as compared to the US dollar.

The Company expects to spend approximately $32.1 million (gross amount not discounted or adjusted for inflation) which will be incurred between 2015 and 2026 to reclaim the areas disturbed as a result of mining, exploration and processing (2013 - $21.3 million). All future cash payments for closure activities will be recorded against this liability. The actual future expenditures may differ from the amounts currently recorded.

The estimated future cash flows have been discounted using a 10 year projected Brazilian Selic rate of 12.28% and the inflation rate used to determine future expected cost ranges from 4.5% to 6.8% per annum.  An increase in the discount rate by 1% (from 12.28% to 13.28%) results in reduction in the ARO liability (discounted cash flow) by approximately 3%.

NON-IFRS PERFORMANCE MEASURES

The Company has included the following non-IFRS performance measures: cash operating margin per ounce of gold produced, cash operating cost per tonne of ore processed, and cash operating cost per ounce of gold produced, all-in costs per ounce of gold sold and earnings before tax, depreciation and amortization (“EBITDA”) in this document.  These non-IFRS performance measures do not have any standardized meaning prescribed by IFRS and, therefore, may not be comparable to similar measures presented by other companies.  The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use this information to evaluate the Company’s performance.  Accordingly, they are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.  More specifically, management believes that these figures are a useful indicator to investors and management of a mine’s performance as they provide: (i) a measure of the mine’s cash margin per ounce, by comparison of the cash operating costs per ounce to the price of gold; (ii) the trend in costs as the mine matures; and (iii) an internal benchmark of performance to allow for comparison against other mines. The definitions of these performance measures and reconciliation of the non-IFRS measures to reported IFRS measures are as follows:

Reconciliation of cash operating costs per ounce sold, all-in sustaining costs, all-in costs per ounce sold

($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Cost of production (per statement of income)	$23,508	$22,074	$90,431	$89,304
Cost Adjustment1	(2,859)	-	-	-
Adjusted cost of production	20,649	22,074	90,431	89,304
General & Administration Expenses	2,358	4,718	12,919	16,652
Corporate stock-based compensation	333	10	1,557	356
Sustaining capital expenditures3	5,156	4,175	21,369	22,557
All-in sustaining cash costs	28,496	30,977	126,276	128,869
Reclamation - accretion (operating sites)	236	253	899	1,036
All-in sustaining costs2	$28,732	$31,230	$127,175	$129,905
Non-sustaining capital expenditures3	225	663	1,052	1,288
Exploration and evaluation costs (greenfield)	63	183	280	944
Reclamation - accretion (non-operating sites)	1,692	(2,192)	2,360	(1,639)
Care and maintenance (non-operating sites)	545	588	2,181	2,529
All-in costs2	$31,257	$30,472	$133,048	$133,027
Ounces of gold sold	21,400	22,503	92,264	94,850
Cash operating costs per ounce sold2	$965	$981	$980	$942
All-in sustaining cash cost per ounce sold2	$1,332	$1,377	$1,369	$1,359
All-in sustaining cost per ounce sold2	$1,343	$1,388	$1,378	$1,370
All-in cost per ounce sold2	$1,461	$1,354	$1,442	$1,402
1 Cost adjustment includes any unusual items recorded during the quarter that do not relate to the current quarter's cost of sales.
2 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.
3 Capital expenditures are in included in our calculation of all-in sustaining costs and all-in costs.

Cash operating costs per ounce sold, all-in sustaining costs (by mine)

($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Turmalina
Cost of production	$9,771	$9,140	$41,471	$38,539
Cost Adjustment1	(1,898)	-	-	-
Adjusted cost of production	7,873	9,140	41,471	38,539
Sustaining capital expenditures	2,398	2,351	9,917	10,608
All-in sustaining costs2	$10,271	$11,491	$51,388	$49,147
Ounces of gold sold	11,243	10,850	47,947	42,611
Cash operating costs per ounce sold2	$700	$842	$865	$904
All-in sustaining cost per ounce sold2	$914	$1,059	$1,072	$1,153

Caeté Complex
Cost of production	$13,738	$12,934	$48,960	$50,765
Cost Adjustment1	(961)	-	-	-
Adjusted cost of production	12,777	12,934	48,960	50,765
Sustaining capital expenditures	2,758	1,824	11,452	11,949
All-in sustaining costs2	$15,535	$14,758	$60,412	$62,714
Ounces of gold sold	10,157	11,653	44,317	52,239
Cash operating costs per ounce sold2	$1,258	$1,110	$1,105	$972
All-in sustaining cost per ounce sold2	$1,529	$1,266	$1,363	$1,201
1 Cost adjustment includes any unusual items recorded during the quarter that do not relate to the current quarter's cost of sales.
2 Cash operating costs and all-in sustaining costs are all non-gaap financial performance measures with no standard definition under IFRS. Result may not calculate due to rounding.

Reconciliation of Net Income to EBITDA

NOT INCLUDED ON EITHER EXCEL

Calculation of cash operating cost per ounce produced

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ thousands, except where indicated)	2014	2013	2014	2013
Consolidated
Production costs per income statement	$23,508	$22,074	$90,431	$89,304
Royalty and CFEM	(944)	(747)	(3,607)	(2,253)
Others Adjustments	(1,044)	(1,029)	(2,107)	(4,148)
Change in inventory	(1,456)	(779)	1,823	344
Operational cost of gold produced	$20,064	$19,519	$86,540	$83,247
Gold produced (ounces)	22,457	21,956	92,057	95,595
Cash operating costs (per ounce produced)	$894	$889	$940	$871

Turmalina Plant				871
Production costs per income statement	$9,771	$9,140	$41,471	$38,539
Royalty and CFEM	(779)	(541)	(2,844)	(2,558)
Others Adjustments	(583)	-	(1,832)	(493)
Change in inventory	(499)	(8)	(1,443)	859
Operational cost of gold produced	$7,910	$8,591	$35,352	$36,347
Gold produced (ounces)	12,067	10,451	47,968	43,425
Cash operating costs (per ounce produced)	$656	$822	$737	$837

Caeté Plant
Production costs per income statement	$13,738	$12,934	$48,960	$50,765
Royalty and CFEM	(165)	(206)	(763)	305
Others Adjustments	(461)	(1,310)	(275)	(3,655)
Change in inventory	(957)	(485)	3,265	(514)
Operational cost of gold produced	$12,155	$10,933	$51,187	$46,901
Gold produced (ounces)	10,389	11,505	44,089	52,170
Cash operating costs (per ounce produced)	$1,170	$950	$1,161	$899
1 Cash operating costs, all-in sustaining costs and all-in costs are all non-gaap financial performance measures with no standard definition under IFRS.

C.	Research and Development, Patents and Licenses

The Company conducts no research and development activities, nor is it dependent upon any patents or licenses.

D.           Trend information

Refer to Item 4 for a detailed discussion of Trend Information.

E.	Off-balance Sheet Arrangements

The Company does not have any off-balance sheet investment or debt arrangements.

F.	Contractual Obligations

The Company’s contractual obligations as at December 31, 2014 are summarized as follows:

As at December 31, 2014 ($ thousands, except where indicated)	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Notes payable
Principal	$29,854	$1,000	$1,000	$250	$32,104
Bank indebtedness	14,954	-	-	-	14,954
Vale Note	500	1,000	1,000	250	2,750
Renvest credit facility	14,400	-	-	-	14,400
Interest	1,068	-	-	-	1,068
Total financial liabilities	$30,922	$1,000	$1,000	$250	$33,172
Other Commitments
Operating lease agreements	$208	$98	$-	$-	$306
Suppliers' agreements	923	-	-	-	923
Other provisions and liabilities	16,605	-	-	-	16,605
Reclamation provisions	1,342	21,715	3,422	5,608	32,087
Total other commitments	$19,078	$21,813	$3,422	$5,608	$49,921
Total	$50,000	$22,813	$4,422	$5,858	$83,093
1 Represents the obligations and commitments for the remainder of the year.
2 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.
3 Purchase obligations for supplies and consumables - includes commitments related to new purchase obligations to secure a supply of cyanide, reagents, mill balls and other spares.
4 Reclamation provisions - amounts presented in the table represent the undiscounted uninflated future payments for the expected cost of reclamation.

a)	Bank indebtedness

As at December 31, 2014, bank indebtedness include $191,000 of notes payable secured by equipment. The notes bear interest at 6.35% and are repayable semi-annually over the life of the note. The notes mature August 2015 (2013 - $378,000, maturing August 2015 at interest rate of 6.35%).

Bank indebtedness also includes $14.8 million of unsecured promissory notes with maturities from January 2015 to August 2015. The notes bear interest at 4.5% to 8.0% (2013 - $15.5 million, maturing from March 2014 to August 2014 at interest rates of 5.0% to 7.2%).

b)	Vale note

The Vale note was generated in 2008, by the purchase of mineral rights regarding the Caeté Project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including perfection of the transfer of the mineral rights before the Departamento Nacional de Produção Mineral (“DNPM”).  During 2010, the Company paid $3.2 million.  In November 2014 the agreement was amended whereby the Company agreed to waive certain mineral rights expected to be transferred under the purchase agreement as they had not been duly conveyed.  Accordingly, the outstanding indebtedness amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, maturing December and July of every year, until fully paid in 2020.  The first installment was paid in December 2014. The balance outstanding as at December 31, 2014 was $2.8 million ($ 9.0 million as at December 31, 2013).

The note payable is recognized at its fair value of $2.0 million and the discount of $754,000, is being accreted using the effective interest method.

c)	4.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 4.5% convertible notes.  Please refer to Note 2.

d)	5.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 5.5% convertible notes.  Please refer to Note 2.

e)	Renvest Credit Facility

The original Facility was in the amount of $30.0 million. As disclosed in Note 2, in connection with the implementation of the CCAA Plan, certain amendments were made to the Facility, including the division of the Facility into Facility A and B.  The transaction costs related to these amendments totaled $1.0 million and were included in restructuring fees in the consolidated statements of operations and comprehensive income (loss).

Capital Structure
(All figures in US$ millions, except number of Common Shares)
As at December 31, 2014
Bank Indebtedness	$15.0
Renvest Facility	14.0
Vale Note	2.0
Total Debt	$31.0
Less: Cash and Cash Equivalents	(7.2)
Total Net Debt1	$23.8
Number of Common Shares Outstanding	111.1 million
1 Net debt is a Non-IFRS Performance Measure and is defined as total indebtedness excluding unamortized transaction costs and premiums or discounts associated with debt, less cash and cash equivalents. Net debt provides a measure of indebtedness in excess of the current cash available. We reduce gross indebtedness by cash and cash equivalents on the basis that they could be used to pay down debt.

G.	Safe Harbor

Please see the “Cautionary Note Regarding Forward-Looking Statements”.

Item 6.             Directors, Senior Management and Employees

A. Directors and Senior Management

The following is a list of the directors and executive officers of Jaguar as of December 31, 2014 (collectively, the “Directors and Officers”), and information regarding each individual including age,  position with Jaguar, date of appointment to the position with Jaguar and their principal occupation during the past five years. As of December 31, 2014, the directors of Jaguar were George Bee, Richard D. Falconer, Luis Ricardo Miraglia, Edward V. Reeser, Jared Hardner, Stephen Hope and Robert Chadwick. All directors of the Company hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal. The executive officers serve at the pleasure of the Board of Directors, subject to the terms of executive compensation agreements. As of December 31, 2014, there were no known family relationships between our directors and officers and there were no arrangements or understandings regarding the selection of directors or executive officers.

Name & Municipality of Residence	Position and Date of Appointment (Resignation)	Principal Occupation (past five years)
George Bee Ontario, Canada	Director June 10, 2013 Chief Executive Officer April 22, 2014	Chief Executive Officer of Jaguar Mining Inc. from April 22, 2014 Independent Director. President and Chief Executive Officer of Andina Minerals Inc. from January 2009 to January 2013.
Richard D. Falconer Ontario, Canada	Director May 22, 2012 Chairman June 29, 2012	Vice Chairman and Managing Director of CIBC World Markets Inc. from the early 1990’s until his retirement in 2011.
Luis Ricardo Miraglia Minas Gerais, Brazil	Director September 27, 2012	Partner of Azevedo Sette Advogados, a Brazilian law firm, since 2004.
Edward V. Reeser Ontario, Canada	Director June 10, 2013	Owner and President of Celco Inc. since 2001.
Stephen Hope	Director April 22, 2014	Portfolio Manager at Outrider Management, LLC, since January 2004
Jared Hardner	Director May 12, 2014	Managing Partner at Hardner & Gullison Associates, LLC
Robert Chadwick	Director April 22, 2014	Partner and a member of the Executive Committee at Goodmans LLP
Derrick Weyrauch Ontario, Canada	Director June 10, 2013 to April 22, 2014 Chief Financial Officer April 22, 2014
Chief Financial Officer of Jaguar Mining Inc. since April 22, 2014.
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

Edward V. Reeser (Director): Mr. Reeser was appointed to the Board on June 10, 2013. Mr. Reeser is the owner and President of Celco Inc. (Food Service Equipment), one of Canada’s major commercial food service equipment importers and distributors. Mr. Reeser was a director and member of the Finance and Audit Committee of Bridgepoint Health between September 2011 and December 2014 and is currently a director of Temex and Chairman of the Audit Committee of Temex Resources Corp. Mr. Reeser has over 15 years’ experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries. Mr. Reeser has also served as a director and officer of a number of private companies and non-profit organizations. Mr. Reeser holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.

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

Stephen Hope (Director): Mr. Hope has worked in fixed-income investment management for over fifteen years. Prior to forming Outrider Management (“Outrider”) in January 2004, he was a portfolio manager with Dalton Investments LLC where he managed a fund with a substantially similar investment strategy to that of Outrider. Prior to joining Dalton, he managed an emerging markets debt fund focused on distressed debt for two years at San Francisco Sentry Investment Group. Prior to San Francisco Sentry, he worked at Bracebridge Capital as an analyst and trader for their Asian operations. From 1995 to 1997, Stephen was a currency and bond trader for the Asian and Dollar Bloc markets for Eaton Vance Management. Stephen began his career at the First National Bank of Maryland as a corporate credit analyst and trader. Stephen Hope holds an Bachelor of Arts in Economics from Princeton University. Mr Hope is a principal of Outrider Management, LLC (“Outrider”) which holds 36,044,388 shares at Jaguar, equivalent to 32.4% of the total issued and outstanding shares.

Jared Hardner (Director): Mr. Hardner has worked in the environmental field for 21 years. Over the past decade his work has focused increasingly on the mining industry and he includes among his clients Rio Tinto, Barrick Gold, Teck, First Quantum, and Newmont Mining. His geographic experience includes the U.S., Canada, Africa, Asia, Australia, and numerous countries in Latin America including Brazil. He holds a Bachelor of Arts in Economics and Certificate in Latin American Studies from Princeton University, and a Masters of Forest Science from Yale University.

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

The Board administers the Company’s compensation policy with advice from the Compensation Committee, since renamed Governance, Compensation and Nominating Committee (the “Governance, Compensation and Nominating Committee”). The Governance, Compensation and Nominating Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board with respect to the compensation of certain of the Company’s executive officers. The Governance, Compensation and Nominating Committee ensures that total compensation paid to the executive officers of the Company is fair, reasonable and consistent with the Company’s compensation philosophy.

The Company’s compensation policies and practices are based on the following objectives and fundamental principles:

☐		executives should receive compensation that is competitive in value and structure with the compensation paid by companies of similar size and stature, and the Company should not pay excessively;

☐	the compensation policy should attract, motivate and retain individuals who are highly qualified, experienced, and who will perform according to their individual and corporate objectives;

☐	
emphasis should be placed on providing incentive compensation to executives to align their interests with what is in the best interests of the Company instead of copying the compensation practices of competitors and other companies in the industry;

☐	
compensation should be based on the Board’s consideration of the Company’s desired performance and the recommendations of the Governance, Compensation and Nominating Committee instead of developing specific formulae that assign weighting to each element of compensation;

☐		the goals and performance objectives of the executive officers should be aligned with maximizing long term shareholder value; and

☐		compensation should be significantly performance based, linking compensation criteria directly to operation and market performance of the Company.

For the year ended December 31, 2014, the key elements of the Company’s compensation policy were base salary and long term incentive plans.

Base Salary

The Governance, Compensation and Nominating Committee and the Board approved the 2014 salary ranges for the executive officers of the Company. The base salary amount for each executive officer is determined by reference to an assessment of factors such as current competitive market conditions, compensation levels within the peer group and particular skills, such as management effectiveness, experience, responsibility and proven or expected performance of the particular individual. Comparative data for the Company’s peer group is also accumulated from a number of external sources. The Governance, Compensation and Nominating Committee, using this information together with budgetary guidelines and other internally generated planning and forecasting tools, performs an annual assessment of the compensation of all executive officers. The salaries paid to each of the executive officers in 2014 are set forth below.

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

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the CCAA Plan were cancelled pursuant to the terms the CCAA Plan. The Board has approved a new 10% rolling stock option plan which has received conditional approval from the TSX-V and was approved by disinterested shareholders at the Company’s annual general meeting of shareholders (“AGM”), which was held late in the second quarter of 2014. The Board has also approved a new deferred share unit plan (the “DSU Plan”). The DSU Plan has received conditional approval from the TSXV and was approved by shareholders at the AGM. See also Item 13.

Executives’ Compensation

Summary Compensation for the fiscal year ended December 31, 2014

	Base Salary (US$)	Bonus (US$)	Options (#)	DSUs (#)	All Other Compensation (US$)	Total Compensation (US$)
David M. Petroff, President and Chief Executive Officer(1)	185,646	-	-	-	645,807(1)	831,453
T. Douglas Willock, Chief Financial Officer (2)	102,105	-	-	-	355,054(2)	457,159
Gordon Babcock, Chief Operating Officer(3)	222,989	-	-	-	428,30(3)	651,019
George Michael Bee, President and Chief Executive Officer(4)	356,134	-	1,000,000	750,000	-	356,134
Derrick Weyrauch, Chief Financial Officer(5)	207,745	-	600,000	500,000	-	207,745
Neil Hepworth, Chief Operating Officer(6)	116,210	-	400,000	100,000	-	116,210

(1)	Mr. Petroff’s employment with the Corporation terminated effective April 22, 2014 and the executive was paid severance upon termination.
(2)	Mr. Willock’s employment with the Corporation terminated effective April 22, 2014 and the executive was paid severance upon termination.
(3)	Mr. Babcock resigned his executive position with the Corporation effective April 22, 2014, and the executive was paid severance upon termination.
(4)	Mr. Bee’s employment with the Corporation is effective as at April 22, 2014.
(5)	Mr. Weyrauch’s employment with the Corporation is effective as at April 22, 2014.
(6)	Mr. Hepworth’s employment with the Company is effective as at August 25, 2014. Mr. Hepworth resigned effective as at April 1, 2015

Options Granted in the fiscal year ended December 31, 2014

Name of Holder	Options (#)	Exercise Price (C$)	Purchase Price ($)	Expiration Date
Derrick Weyrauch	600,000	1.35	N/A	22-Apr-22
George Bee	1,000,000	1.35	N/A	12-May-22
Neil Hepworth (1)	400,000	1.35	N/A	8-Oct-19

Non- Executive Directors’ Compensation

Summary Compensation for the fiscal year ended December 31, 2014

	Base Retainer (US$)	Bonus (US$)	Options (#)	DSUs (#)	All Other Compensation (US$)	Total Compensation (US$)
Richard Falconer (1)	65,512	-	78,947	83,522(10)	43,460(6)	108,972
George Michael Bee (2)	16,795	-			14,275(6)	31,070
Edward Reeser (3)	63,557	-	78,947	83,522(10)	47,530(6)	111,087
Luis Miraglia (4)	52,083	-	78,947	83,522(10)	9,058(7)	61,141
Jared Hardner	27,628	-	78,947			27,628
Stephen Hope	37,093	-	78,947		9,051(7)	46,41
Robert Chadwick	24,941	-	-		9,051(7)	33,29
Derrick Weyrauch (5)	14,678	-			40,435(6)	55,113
David Russell (8)	27,154	-			N/A	27,154
Fred Hermann (9)	16,089	-			N/A	16,089

(1)	Mr. Falconer is the Chair of the Board of the Directors.
(2)	Mr. Bee was appointed President and Chief Executive Officer of the Company effective April 22, 2014 and hence continued as an executive director.
(3)	Mr. Reeser is the Chair of the Audit and Risk Committee.
(4)	Mr. Miraglia is the Chair of the Governance, Compensation and Nominating Committee.
(5)	Mr. Weyrauch resigned as a director of the Company effective April 22, 2014, on the same date he was appointed Chief Financial Officer of the Company.
(6)	Special Committee fees in connection with the CCAA Plan.
(7)	Special Committee fees after restructuring.
(8)	Mr. Russell resigned as a director of the Company effective April 22, 2014.
(9)	Mr. Hermann resigned as a director of the Company effective April 22, 2014.
(10)	DSUs issued in recognition of foregoing equity participation prior to the CCAA Plan and the work required to steward the recapitalization process.

Options Granted in the fiscal year ended December 31, 2014

Name of Holder	Options Granted(1) (#)	Exercise Price (C$)	Purchase Price ($)	Expiration Date
Edward Reeser	78,947	1.35	N/A	12-May-22
Jared Hardner	78,947	1.35	N/A	12-May-22
Luis Miraglia	78,947	1.35	N/A	12-May-22
Richard Falconer	78,947	1.35	N/A	12-May-22
Steve Hope	78,947	1.35	N/A	12-May-22

C.	Board Practices

Please see Item 6.A above for full details on Jaguar’s directors during the Financial Year ended December 31, 2014. All directors of the Company hold office until the next annual meeting of shareholders or until their successors are elected or until their earlier death, resignation or removal.

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

Composition of the Board

Based on the definition of "independence" in National Instrument 52-110 – Audit and Risk Committees, Messrs. Falconer, Reeser, Miraglia, Chadwick and Hardner are all independent directors of the Corporation.  Messrs. Bee and Hope are not considered to be independent. Mr. Bee is not considered to be independent as he is the CEO of the Corporation. Mr. Hope is not considered to be independent as he is a principal of Outrider Management, LLC. On April 22, 2014, a fund managed by Outrider Management, LLC acquired ownership of 36,045,291 Shares pursuant to the CCAA Plan representing approximately 32.4% of the total number of Shares outstanding following the implementation of the CCAA Plan.

Independence of the Board from management results from (i) a majority of the current directors and Nominees being independent directors, (ii) an independent Chairman, (iii) the Audit and Risk Committee, the Governance, Compensation and Nominating Committee being comprised solely of independent directors, and (iv) the Chairman of each Board committee being independent.

A number of the directors are directors of other listed issuers.  Mr. Falconer is a director of Resolute Forest Products Inc. and Chorus Aviation Inc. Mr. Bee is a director of Stillwater Mining Company and Sandspring Resources Ltd. Mr. Chadwick is a director of Ainsworth Lumber Co. Ltd.

Mr. Falconer, an independent director, is the Chairman of the Board.  Mr. Falconer's role as Chairman is to provide leadership to the Board and to be a liaison between the Board and the management of the Corporation.  His responsibilities include leading the Board meetings, establishing procedures to assist the Board's work, facilitating ongoing communication between the Board and the management of the Corporation, overseeing the responsibilities delegated to the Board committees, representing the Corporation in his capacity as Chairman of the Board, and performing such other functions as established in the Corporation's formation documents and as set forth in the Chairman of the Board position description.  Mr. Falconer calls meetings of the independent directors when he determines appropriate.  The independent directors hold meetings separately from the other directors from time to time.

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

Board Committees

The Board maintains such committees as required by applicable corporate or securities laws and the rules or guidelines of any stock exchange upon which shares of the Company are listed for trading. In addition, the Board maintains any committee it deems appropriate (on an ad hoc basis or otherwise) and delegates to such committee such authority as the Board sees fit and as permitted by applicable law. Notwithstanding any such delegation, the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities. At present, the Board maintains (a) a Governance, Compensation and Nominating Committee, (b) an Audit and Risk Committee, and (c) a Health, Safety and Environmental Committee.

Audit and Risk Committee

As of December 31, 2014, the members of the Audit and Risk Committee were Messrs. Reeser (chair), Falconer and Weyrauch (the “2014 Audit Committee”). The current members of the Audit Committee are Messrs. Reeser (chair), Hope and Falconer (the “Current Audit Committee”). On April 22, 2014, a fund managed by Outrider Management, LLC acquired ownership of 36,045,291 Shares pursuant to the CCAA Plan representing approximately 32.4% of the total number of Shares outstanding following the implementation of the CCAA Plan. All three members are financially literate within the meaning of National Instrument 52-110.  The Audit Committee assists the Board in fulfilling its oversight responsibilities by conducting reviews and discussions with management and the independent auditors relating to the audit and financial reporting; assessing the integrity of internal controls and financial reporting procedures of the Company and ensuring implementation of such controls and procedures; monitoring the quality and integrity of the Company’s financial statements and other financial information; and selecting and monitoring the independence and performance of the Company’s outside auditors. The Audit Committee is also responsible for overseeing the Company’s whistleblower procedures and administering the whistleblower policy. As part of its role, the Audit Committee receives recommendations from management and the external auditor appointed by the Shareholders regarding the matters described in the preceding sentence, examines such recommendations and advises the Board concerning actions that should be taken.

Corporate Governance Committee and the Compensation Committee

In 2014, the Board combined the Corporate Governance Committee and the Compensation Committee to form the Governance, Compensation and Nominating Committee for the purpose of advising and making recommendations to the Board concerning responsibilities relating to various corporate governance matters of the Corporation.  The current members of the Governance, Compensation and Nominating Committee are Messrs. Miraglia, Hope and Reeser, all of whom are independent directors except for Mr. Hope. Mr. Miraglia is the current Chairman of the Governance, Compensation and Nominating Committee.

In November 2006, the Governance, Compensation and Nominating Committee adopted a written Charter, which was updated in July 2007 and affirmed on March 20, 2013.  Generally, the Governance, Compensation and Nominating Committee assists the Board in discharging its duties relating to the safeguarding of assets, develops, recommends and oversees the operation of adequate corporate governance systems in compliance with applicable laws, stock exchange rules and accounting standards, identifies individuals qualified to become Board members, and assists in the selection of director nominees.  In addition, the Governance, Compensation and Nominating Committee is responsible for developing and administering director orientation and continuing education programs, reviewing the size and composition of the Board and its Committees and their functions and effectiveness, making recommendations to the Board with respect to fraud prevention policies, and recommending sound corporate governance practices on an ongoing basis.

The Governance, Compensation and Nominating Committee also reviews industry standards and considers the recommendations of consultants in developing the written Board compensation policy and subsequent updates thereto.  For additional information concerning the process of determining compensation for the directors and executive officers of the Corporation, see "Statement of Executive Compensation" and “Compensation of Directors” elsewhere in this Circular.

Generally, the Governance, Compensation and Nominating Committee is responsible for establishing, administering and evaluating the compensation philosophy, policies and plans for non-employee directors and executive officers, and reviewing and making recommendations to the Board concerning director and executive compensation.  In addition, the Governance, Compensation and Nominating Committee is responsible for making recommendations to the Board with respect to the CEO’s compensation and setting goals and objectives relevant to the CEO, reviewing peer group and other industry compensation data, reviewing and making recommendations to the Board in respect of equity-based and incentive compensation plans, overseeing the appointment, promotion, performance and compensation of the Corporation's non-executive officers, and evaluating the effectiveness of its Charter and recommending any necessary changes to the Board.

The Governance, Compensation and Nominating Committee members' experience in leadership roles, their extensive knowledge of the mining industry and their mix of experience in operations, financial matters and corporate strategy provides the Governance, Compensation and Nominating Committee with the collective skills, knowledge and experience necessary to effectively carry out its mandate. The Governance, Compensation and Nominating Committee ensures that the Corporation develops and implements an effective and efficient approach to corporate governance that enables the business and affairs of the Corporation to be carried out, directed and managed with the objective of enhancing shareholder value. Further, each member fully understands the Corporation’s business model, the key value drivers and the performance metrics arising from achieving the Corporation’s annual goals.

The Governance, Compensation and Nominating Committee also have a complementary range of skills in areas such as finance, corporate governance, risk assessment, public company leadership and board experience, which allow them to make effective decisions on the Corporation’s compensation practices. Through such skills, they have acquired direct experience relevant to their responsibilities in reviewing and considering executive compensation.

The following comprises a brief summary of each member’s direct experience that is relevant to his responsibilities in executive compensation and that contributes to the ability of the Governance, Compensation and Nominating Committee to make decisions on the suitability of the Corporation’s compensation policies and practices.

Mr. Miraglia
• Partner at Azevedo Sette Advogados law firm in Brazil
• Nineteen years of experience in legal practice specializing in corporate law, mergers and acquisitions, project finance, infrastructure projects and mining
• Holds Juris Doctorate from the Universidade Federal de Minas Gerais in Belo Horizonte, Brazil and a Master of Laws degree from the University of Chicago Law School

Mr. Hope
• Founder of Outrider Management
• Over fifteen years of experience in fixed-income investment management
• Former portfolio manager of Dalton Investments LLC
• Former manager of emerging markets debt fund San Francisco Sentry Investment Group
• Former analyst and trader at Bracebridge Capital
• Former currency and bond trader at Eaton Vance Management
• Holds Bachelor of Arts in Economics from Princeton University

Mr. Reeser
• Owner and President of Celco Inc., one of Canada’s major commercial food service equipment importers and distributors
• Director and member of the Finance and Audit and Risk Committee of Bridgepoint Health from September 2011 to December 2014
• Director and Chair of the Audit Committee of Temex Resources Inc.
• Over 15 years of experience as a senior financial officer of TSX-listed companies in the metallurgical, aviation and energy utility industries
• Has served as a director and officer of a number of private companies and non-profit organizations
• Holds a Master of Business Administration degree (finance concentration) from York University, a Bachelor of Arts from York University and an ICD.D designation from the Institute of Corporate Directors.

Health, Safety and Environmental Committee

The Board established a Safety, Environmental, Technical and Reserves Committee in 2014 for the purpose of reviewing, advising and making recommendations to the Board concerning the fulfillment of responsibilities relating to various human resources and environmental issues applicable to the Corporation.  The current members of the Safety, Environmental, Technical and Reserves Committee are Messrs. Hardner, Reeser and Falconer, all of whom are independent directors.  Mr. Falconer is the current Chairman of the Safety, Environmental, Technical and Reserves Committee.

Board Compensation

Provided below is a summary of the current annual retainers and other fees paid to the directors of Jaguar:

Position	Retainer (C$)
Non-Management Director Annual Retainer	40,000
Chairman Annual Retainer	10,000
Committee Annual Retainer	7,500
Retainer for Chair of the Audit and Risk Committee	10,000
Retainer for Chair of the Safety, Environmental, Technical and Reserves Committee	10,000
Retainer for Chair of the Governance, Compensation and Nominating Committee	7,500
Special Committee Annual Retainer	10,000
Retainer for Chair of the Special Committee	5,000
Special Committee Meeting Attendance Fee	1,000
Special Committee per diem Fee	1,600
__________
(1)	Expressed in C$
(2)	Non-executive directors are also reimbursed for all reasonable travel and other expenses incurred by them in attending Board or committee meetings.
(3)	All amounts above are cumulative based on the functions and roles assumed by each Director individually.

D.	Employees

As at December 31, 2014, Jaguar had 1217 employees, 1211 of whom are based in Brazil. There are no full time employees in the U.S. Employees of Jaguar’s principal projects are unionized, and the collective bargaining agreements between Jaguar and the unions which represent these employees must be renegotiated on an annual basis. There were no significant changes in the number of employees in the financial year ended December 31, 2014.

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

To the best of the Company’s knowledge, the following are the only shareholders of the Company that beneficially own, directly or indirectly, or exercise control over, shares carrying more than 5% of the outstanding voting rights attached to the Company’s Common Shares as at December 31, 2014:

Name of Shareholder	No. of Shares	% of Issued Shares
Outrider Management, LLC	36,044,388	32.4%

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

Shares held in the United States

As of December 31, 2014, there were 62 holders of record resident in the United States holding common shares equal to approximately 68.13% of the Company’s total issued and outstanding common shares at that time.

B.	Related Party Transactions

None of the directors, executive officers or principal shareholders of Jaguar and no associate or affiliate of the foregoing persons has or has had any material interest, direct or indirect, in any transaction for the period beginning on January 1, 2014 to April 29, 2015 or in any proposed transaction that has materially affected or will materially affect Jaguar or any of its subsidiaries, except for:

•
consulting expenses paid to Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar who resigned as at April 22, 2014. Fees paid to Hermann amount to US$83,000 for the period above;

•	legal fees paid to Azevedo Sette Advogados (“ASA”), a company whose partner is Luis Miraglia, a director of Jaguar. Fees paid to ASA amount to US$63,000 for the period above; and

•
legal fees paid to Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $115,000 since April 22, 2014  (date when Chadwick became a director) until April 29, 2015.

C.	Interests of Experts and Counsel

Not applicable.

Item 8.             Financial Information

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

Effective September 19, 2013, the Board of Directors formed a special committee (“SC1”) to oversee, review and evaluate various legacy issues, including the Complaint, and to make recommendations to the Board thereon.  SC1 is chaired by Derrick Weyrauch and is comprised of Mr. Weyrauch, Edward Reeser and George Bee, all being independent of the Complaint and independent members of Jaguar’s Board of Directors.

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

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs. The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process. The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. This claim was intended to be dropped, which it was, as at the date of filing. No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014. The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan.  The Complaint in the Canadian action was served in late 2014.

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

On February 27, 2015, Jaguar announced that its board of directors (the "Board") has formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value. As such, the Special Committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process. The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.  There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction.

Also on February 27, 2015, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the “Offering”). The Offering is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.

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

Trading in the common shares of Jaguar on the TSX was suspended on December 23, 2013 as a result of the commencement of the CCAA Proceedings. Jaguar’s common shares were delisted from the TSX on April 30, 2014. Following the implementation of the CCAA Plan, the common shares of Jaguar began trading on the TSX-V on May 1, 2014. See also Item 13.

With respect to each of TSX and NYSE, the following tables set forth information relating to the trading of Jaguar’s common shares for the periods indicated. The trading prices and volume data for the TSX was obtained from TMX Datalinx and the trading prices and volume data for NYSE was obtained from Bloomberg Finance L.P. The trading prices and volume data for the TSX-V was obtained from infoventuretsx.com.

a)	The tables below lists the annual high and low prices for shares of Jaguar common stock on NYSE MKT, the TSX and the TSX-V for the five most recent full financial years.

Jaguar Mining Inc. - Stock Trading Activity
 NYSE MKT
  (expressed in US$)

Year Ended	High	Low
12/31/2013(1)	$1.01	$0.37
12/31/2012	$7.35	$0.58
12/31/2011	$8.18	$4.03
12/31/2010	$14.01	$5.67
12/31/2009	$12.76	$3.84

Jaguar Mining Inc. - Stock Trading Activity
 The Toronto Stock Exchange
 (expressed in C$)

Year Ended	High	Low
12/31/2013	$0.99	$0.045
12/31/2012	$7.41	$0.61
12/31/2011	$8.36	$4.07
12/31/2010	$14.18	$6.02
12/31/2009	$13.30	$4.76

Jaguar Mining Inc. -  Stock Trading Activity
 The Toronto Stock Venture Exchange
 (expressed in C$)

Year Ended	High	Low
12/31/2014	$0.95	$0.31

b)	The tables below lists the quarterly high and low prices for shares of Jaguar common stock on NYSE MKT, TSX and TSX-V for the two most recent full financial years.

Jaguar Mining Inc. - Stock Trading Activity
 NYSE MKT
 (expressed in US$)

Quarter Ended	High	Low
06/30/2013	$0.63	$0.37
03/31/2013	$1.01	$0.45
12/31/2012	$1.30	$0.58
09/30/2012	$1.45	$0.60
06/30/2012	$4.94	$1.11
03/31/2012	$7.35	$4.59

Jaguar Mining Inc. -  Stock Trading Activity
 The Toronto Stock Exchange
 (expressed in C$)

Quarter Ended	High	Low
12/31/2013	$0.210	$0.045
09/30/2013	$0.380	$0.180
06/30/2013	$0.640	$0.355
03/31/2013	$0.990	$0.460
12/31/2012	$1.29	$0.61
09/30/2012	$1.40	$0.61
06/30/2012	$4.95	$1.14
03/31/2012	$7.41	$4.59

Jaguar Mining Inc. -  Stock Trading Activity
 The Toronto Stock Venture Exchange
 (expressed in C$)

Quarter Ended	High	Low
12/31/2014	$0.770	$0.310
09/30/2014	$0.950	$0.540
06/30/2014	$0.950	$0.530

c)	The table below lists the high and low prices for shares of Jaguar Mining Inc. common stock on TSX and TSX-V for the most recent six months.

Jaguar Mining Inc. -  Stock Trading Activity
 The Toronto Stock Exchange
 (expressed in C$)

Month Ended	High	Low
12/31/2013	$0.090	$0.045
11/30/2013	$0.185	$0.060
10/31/2013	$0.210	$0.145
09/30/2013	$0.290	$0.180

Jaguar Mining Inc. -  Stock Trading Activity
 The Toronto Stock Exchange
 (expressed in C$)

Month Ended	High	Low
12/31/2014	$0.59	$0.31
11/30/2014	$0.75	$0.51
10/31/2014	$0.77	$0.53
09/30/2014	$0.63	$0.54
08/31/2014	$0.81	$0.64
07/31/2014	$0.95	$0.78

B	Plan of Distribution

Not applicable.

C.	Markets

Jaguar’s common shares were delisted from the NYSE on June 7, 2013 and from the TSX on April 30, 2014. Following the implementation of the CCAA Plan, the common shares of Jaguar began trading on the TSX-V on May 1, 2014. See Item 13.

D.	Selling Shareholders

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10  Additional Information

A.	Share Capital

Not applicable.

B.	Memorandum and Articles

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

The Articles provide that the directors may, on behalf of the Company:

☐		borrow money on the credit of the Company;

☐		issue, reissue, sell or pledge debt obligations of the Company;

☐		subject to the provisions of the OBCA, give a guarantee on behalf of the Company to secure performance of an obligation of any person; and

☐		mortgage, hypothecate, pledge or otherwise create a security interest in all or any property of the Company, owned or subsequently acquired, to secure any obligation of the Company.

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

Rights and Restrictions Attached to Common Shares

Jaguar is authorized to issue an unlimited number of common shares of which there were 111,111,038 issued and outstanding as of December 31, 2014. Holders of Jaguar’s common shares are entitled to receive notice of any meetings of shareholders, to attend and to cast one vote per common share at all such meetings. Holders of Jaguar’s common shares do not have cumulative voting rights with respect to the election of directors, and holders of a majority of Jaguar’s common shares entitled to vote in any election of directors may therefore elect all directors standing for election. Holders of Jaguar’s common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Board at its discretion from funds legally available therefore and upon the liquidation, dissolution or winding up of Jaguar are entitled to receive on a pro-rata basis the net assets of Jaguar after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of common shares with respect to dividends or liquidation. Jaguar’s common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions. As all of the authorized and issued common shares of the Company are of one class, there are no special rights or restrictions of any nature or kind attached to any of the common shares.

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

☐		insiders who are directors or senior officers of the Company; and

☐	
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

The Support Agreement

See Item 4.

The Backstop Agreement

See Item 4.

The Renvest Credit Facility

See Item 13.

The CCAA Plan

See  Item 13.

The Amendment to the Renvest Credit Facility

See Item 13

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

Certain Canadian Federal Income Tax Consequences

The following summary describes the material Canadian federal income tax consequences generally applicable to a holder of common shares who, at all relevant times for purposes of the Income Tax Act (Canada) and the regulations thereunder (collectively, the “Tax Act”), is not, and is not deemed to be, resident in Canada, (“holder”) deals at “arm’s length” and is not “affiliated” with the Company, holds their common shares as capital property and has not and will not enter into a “derivative forward transaction” (as defined in the Tax Act) with respect to their common shares of the Company.

Common shares of the Company will generally be considered to be capital property of a holder unless such common shares is held in the course of carrying on a business in Canada or was acquired in a transaction considered to be an adventure in the nature of trade for purposes of the Tax Act. Special rules, which are not discussed in this summary, may apply to a non-resident holder that is an insurer that carries on and insurance business in Canada and elsewhere.

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

Dividends on Common Shares

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25 percent on dividends paid or credited or deemed to have been paid or credited by the Company. The Canada-United States Income Tax Convention (the “Convention”) generally limits the rate of withholding tax on dividends to 15 percent if the shareholder is a resident of the U.S., the dividends are beneficially owned by and paid to such shareholder, and such shareholder is entitled to benefits under the Convention. The rate of withholding tax may be reduced to 5 percent if the US resident shareholder is a company that beneficially owns at least 10 percent of the voting stock of the Company.

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

Liquidity risk:

The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.  There is no assurance that the Company’s financing initiatives will be successful or sufficient.

Derivative financial instruments:

Hedging

The Company assesses its financial instruments and non‐financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy. The Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales.

As at December 31, 2014, the Company had the following outstanding gold forward contracts:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain (loss)
January 15, 2015	2,500	$1,200	$2
January 30, 2015	6,000	1,171	(168)
February 27, 2015	2,000	1,184	(31)
Total	10,500	$1,180	$(197)

The Company enters into gold forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales. The Company closely monitors the changes in gold price and, as deemed appropriate, may enter into gold forward contracts with the aim of minimizing the impact of adverse changes to the price of gold.

Forward exchange contracts are derivative financial instruments and are used for risk management purposes and not for generating trading profits.  The Company closely monitors exchange rates and, as deemed appropriate, may enter into forward currency contracts (to the extent that credit facilities are available) with the aim of minimizing the impact of adverse changes of the R$ and US$ relationship. As at December 31, 2014, the Company did not have any outstanding forward foreign exchange contracts.

To the extent that derivative instruments are in assets or unrealized gain position, the Company is exposed to credit-related losses in the event of non-performance by its financial counterparties to the derivative financial instruments, but does not expect these counterparties to fail to meet their obligations.

Hedge accounting is applied to cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”). Under hedge accounting, derivative instruments are recorded on the statement of financial position at fair value.  The effective portion of any gain or loss on the hedging instrument, net of any tax effects, is recognized in other comprehensive income (“OCI”) and recycled into earnings when the hedge item affects earnings. The ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the statements of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian Reais.

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
The exposure of the Company’s financial assets and liabilities (and certain other assets and liabilities) to currency risk is as follows, as at December 31, 2014:

	Denominated in Brazilian reais	Denominated in Canadian dollars
Financial assets
Cash and cash equivalents	$2,899	$538
Recoverable taxes	30,825	1,343
Other accounts receivable	1,636	-
Prepaid expenses and advances	1,985	-
Total financial assets	$37,345	$1,881
Financial liabilities
Accounts payable and accrued liabilities	14,962	667
Deferred income taxes	8,338	-
Reclamation provision	21,374	-
Other provision and liability	16,606	-
Total financial liabilities	61,280	667
Net financial assets/(liabilities)	$(23,935)	$1,214

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments (and certain other assets and liabilities) as at December 31, 2014 and 2013 with all other variables held constant. It shows how income before taxes would have been affected by changes in the relevant risk variables that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Gain/(loss) of change to 2014 Foreign Exchange	Gain/(loss) of change to 2013 Foreign Exchange
USD per Brazilian reais	10% increase	$2,176	$(1,884)
USD per Brazilian reais	10% decrease	(2,176)	1,884
USD per Canadian dollar	10% increase	(110)	(121)
USD per Canadian dollar	10% decrease	110	121

The results of our operations are affected by the foreign currency movements of the Brazilian Reais versus the US dollar. Approximately 90% of our expenditures in Brazil are denominated in Brazilian Reais and therefore the cash flows are highly sensitive to any movements in Brazilian Reais as compared to the US dollar.

During the second half of 2014 and continuing into the beginning of 2015, the US dollar has significantly strengthened against a basket of global currencies as well as against Brazilian Reais. The US dollar strength has mainly occurred due to a reduction in monetary stimulus measures by the US Federal Reserve and the continued European debt crisis. During the FY 2014, the Brazilian Reais traded in the range of R$2.19 to R$2.69 against the US dollar, with a further sharp decline in the Brazilian Reais, which reached R$3.3 per US dollar in the first quarter of 2015.

The overall movements in foreign exchange rate has beneficial impacts on Jaguar’s profitability:

Approximately 90% of the Company’s operating cash outflows are denominated in Reais and therefore its devaluation as compared to the US dollar results in a reduction in the Company’s operating cash costs. However in the longer run, the benefit of the devalued Reais is expected to be partially offset by local inflationary pressures in Brazil.

Interest Rate Risk

The Company is potentially exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company managed its risk by entering into agreements with fixed interest rates on 100% of its debt with interest rates ranging from 0% to 11.0% per annum (2013 – 0% to 11.0% per annum).

Price risk:

The Company is exposed to price risk with respect to gold prices on gold production. The Company entered into hedge contracts during 2014 to manage this risk. As at December 31, 2014, the Company had 10,500 ounces of gold hedged (Note 14(d)) (2013 – 3,589 ounces).

Financial instruments:

a)	Financial instruments

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

The fair value of the following financial assets and liabilities approximate their carrying amount due to the limited term of these instruments:

a.       Cash and cash equivalent
b.       Other accounts receivable
c.       Accounts payable and accrued liabilities
d.       Other provisions

The fair value of the notes payable is based on their market price, if available, and it is disclosed in Note 10 to the Financial Statements included in Item 17 to this Form 20-F.

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

The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2014 and December 31, 2013 are as follows:

	Level 1	Level 2	Level 3
December 31, 2014
Derivative liabilities	$-	$197	$-
Option component of Renvest Credit Facility	-	3	-
December 31, 2013
Derivative assets	$-	$508	$-

The valuation techniques that are used to measure fair value are as follows:

Derivative:

The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

Option component of Renvest Credit Facility:

The fair value of the option component of Renvest Credit Facility is determined using the Black-Scholes model, as disclosed on Note 10(e).

Restricted cash:

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash.

Item 12.                       Description of Securities

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

Despite its cost reduction efforts, Jaguar was not able to generate sufficient net revenues to optimally fund its operations, or generate sufficient net revenues to service its substantial debts going forward. As of December 31, 2013, the Company had outstanding funded debt obligations of approximately US$323 million in principal value. Jaguar incurred interest payments of approximately US$13.7 million in 2013. On November 1, 2013, Jaguar deferred payment of approximately US$3.7 million of interest on the 4.5% Notes and the deferral eventually resulted in an event of default under the indenture governing such notes. Excluding the consideration of any events of default or acceleration obligations, Jaguar would be obligated to repay or refinance approximately US$195 million in principal value of debt under the Renvest Credit Facility and the 4.5% Convertible Notes in the year ended December 31, 2014.

Strategic Review

For the reasons outlined above, Jaguar concluded that additional restructuring efforts would be required to address Jaguar’s financial needs. Canaccord Genuity Corp. (“Canaccord Genuity”) was engaged as Jaguar’s financial advisor in May 2013 in connection with the design and implementation of a recapitalization strategy for Jaguar. The scope of Canaccord Genuity’s assignment was to:

☐	review Jaguar’s business plans, budgets and financial projections and conduct appropriate sensitivity analyses;

☐	assess the capital structure of Jaguar with a view to determining an appropriate debt load and debt structure for Jaguar;

☐	advise Jaguar on the design and execution of potential transactions to improve Jaguar’s capital structure;

☐	conduct a process to raise new money capital; and

☐	advise Jaguar on the implementation of a recapitalization plan, and conduct negotiations with Jaguar’s stakeholders.

With the assistance of Canaccord Genuity, Jaguar analyzed the possibility of divesting certain of its assets in order to provide increased liquidity to sustain the Company during a period of unfavorable gold prices and to allow continued investment in cost reduction options. However, Jaguar and the Board of Directors did not believe that such a transaction was feasible.

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

Common shares of the Company were issued as follows as a result of the implementation of the CCAA Plan:

☐	
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

☐	
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

☐	
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

The equity-based compensation arrangements of the Company existing immediately prior to implementation of the CCAA Plan were cancelled pursuant to the terms the CCAA Plan. The Board has approved a new 10% rolling stock option plan (the “New Stock Option Plan”). The New Stock Option Plan has received conditional approval from the TSX-V was approved by disinterested shareholders of the Company at the Company’s annual general meeting of shareholders (“AGM”), which was held late in the second quarter of 2014. The Board has also approved a new deferred share unit plan (the “DSU Plan”). The DSU Plan has received conditional approval from the TSXV and will be presented for approval by shareholders at the Company’s AGM.

In connection with the CCAA Plan, Jaguar negotiated amendments (the “Renvest Amendments”) to certain terms of the Renvest Credit Facility. The Renvest Amendments provide, among other things, that:

☐		the maturity date of the Renvest Credit Facility was extended to December 31, 2015 from July 25, 2014;

☐	
mandatory repayments of US$1.0 million of principal amount plus accrued and unpaid interest shall be made each month from and including July 2014 to and including November 2015, with the balance of all outstanding obligations to be repaid on December 31, 2015;

☐	
the Lender shall have a right to convert up to $5.0 million of the outstanding obligations under the Renvest Credit Facility into equity at a specified conversion price (subject to certain anti-dilution protections);

☐		the Lender shall have a right to participate in certain offerings of equity securities by the Company if the offering occurs at a prescribed price;

☐		the Company shall maintain certain minimum levels of cash on hand;

☐		Renvest shall be entitled to appoint an observer to the Board of Directors;

☐		the Company and the Lender entered into a Right of First Refusal Agreement with respect to assignments of the Renvest Credit Facility by the Lender; and

☐	
existing breaches, defaults and events of default under the Renvest Credit Facility were waived by the Lender. Certain events of default under the Renvest Credit Facility were also amended to reflect the Company’s current financial circumstances.

The Company paid a fee of US$1.0 million in connection with the amendments to the Renvest Credit Facility ($0.6 million payable in cash and $0.4 million payable as an increase in the principal amount of the Renvest Credit Facility).

In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Renvest Credit Facility. The above amendments were conditional upon, among other things, this repayment.

In connection with the above amendments, the Lender waived its rights under the Renvest Credit Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon US$10.0 million repayment described above.

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

The Shareholder Rights Plan was cancelled pursuant to the terms of the CCAA Plan on April 22, 2014. Please See Item 13 for more information.

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

Management’s Annual Report on Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure. Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the SEC). Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in Internal Control Over Financial Reporting

Management of the Company is responsible for establishing and maintaining a system of disclosure controls and procedures to provide reasonable assurance that all material information relating to the Company is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Management is also responsible for establishing and maintaining adequate internal controls over financial reporting (as such term is defined under rules adopted by the U.S. Securities Exchange Commission and National Instrument 52-109 as issued by the Canadian Securities Administrator).  Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes during the year ended December 31, 2014 that, in management’s view, would have materially affected, or that are reasonably likely to materially affect, the Company’s internal controls over financial reporting.  The Company’s management has attested to its internal controls over financial reporting for the year ended December 31, 2014.

 Item 16A.    Audit Committee Financial Expert

The Board of Directors of the Company has determined that each of the members that served on the 2014 Audit Committee and each of the members that serves on the Current Audit Committee is an audit committee financial expert, within the meaning of applicable U.S. securities rules and regulations. Each of the members of the 2014 Audit Committee was independent and each of the Members of the Current Audit Committee is independent, as that term is defined in rule 803 of the NYSE and Rule 10A-3 of the Exchange Act.

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

The Code of Ethics was revised in September, 2014.  There have been no waivers or implicit waivers to the Code during the Company’s fiscal year ended December 31, 2014.

Item 16C.    Principal Accountant Fees and Services

 Audit Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG LLP, Chartered Professional Accountants (“KPMG”), charged Jaguar a total of $667,500 and $706,400 respectively, for audit services.

Audit-Related Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG charged $nil and $25,000 respectively, for assurance and related services that are reasonably related to the performance of audit-related services but are not reported above in “Audit Fees”.

Tax Fees

During the fiscal years ended December 31, 2014 and December 31, 2013, KPMG billed $28,900 and $76,000 respectively, for tax compliance, tax advice and tax planning services.

All Other Fees

In each of the fiscal years ended December 31, 2014 and December 31, 2013, KPMG billed Cdn.$0 and Cdn.$0 respectively, for services other than those reported under “Audit Fees”, “Audit-Related Fees”, and “Tax Fees”.

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

After careful consideration, the audit committee of the Board has determined that payment of the above non-audit fees is in conformance with the independent status of our company’s principal independent accountants.

Item 16D.    Exemptions from the Listing Standards for Audit Committees

 Not applicable.

 Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

 The Company did not repurchase any common shares in the fiscal year ended December 31, 2014.

Item 16F.    Change in Registrant’s Certifying Accountant

 Not applicable.

Item 16G.    Corporate Governance

Not applicable.

Item 16H.    Mine Safety Disclosure

Not applicable.

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

Exhibit	2.2	CCAA Plan	Filed under Exhibit 1.1.

Exhibit	4.3	Renvest Credit Facility	Previously filed as an exhibit to the Company’s Form 6K filed on February 1, 2013 and incorporated by reference herein.

Exhibit	4.4	Stock Option Plan

Exhibit	4.5	DSU Plan

Exhibit	8.1	Subsidiary list

Exhibit	11.1	Code of Ethics

Exhibit	12.1	Certification	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit	12.2	Certification	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit	13.1	Certification	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Exhibit	13.2	Certification	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

Jaguar Mining Inc.
Registrant

/s/George Bee
George Bee, CEO

Dated: April 30, 2015

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5
Canada

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Jaguar Mining Inc.

We have audited the accompanying consolidated statements of financial position of Jaguar Mining Inc. as of December 31, 2014 and December 31, 2013 and the related consolidated statements of operations and comprehensive income (loss), cash flows and changes in shareholders’ equity (deficiency) for each of the years in the three-year period ended December 31, 2014. These consolidated financial statements are the responsibility of Jaguar Mining Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jaguar Mining Inc. as of December 31, 2014 and December 31, 2013, and its consolidated financial performance and its consolidated cash flows for each of the years in the three- year period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Without qualifying our opinion, we draw attention to Note 2 in the consolidated financial statements which indicates that Jaguar Mining Inc. will need to obtain additional financing in order to discharge its liabilities. These conditions, along with other matters as set forth in Note 2 in the consolidated financial statements, indicate the existence of a material uncertainty that casts substantial doubt about Jaguar Mining Inc.’s ability to continue as a going concern.

Chartered Professional Accountants, Licensed Public Accountants April 30, 2015
Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

KPMG Canada provides services to KPMG LLP.

JAGUAR MINING INC.

Consolidated Financial Statements

As at December 31, 2014 and 2013 and
For the years ended December 31, 2014, 2013 and 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As at December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		December 31,	December 31,
		2014	2013
ASSETS
Current assets
Cash and cash equivalents		$7,161	$9,015
Inventory	Note 5	19,175	23,080
Recoverable taxes	Note 6	10,614	3,985
Other accounts receivable		1,636	6,293
Prepaid expenses and advances		1,639	1,754
Derivatives	Note 14(d)	-	508
Total Current Assets		40,225	44,635
Non-current assets
Property, plant and equipment	Note 7	63,773	155,952
Mineral exploration projects	Note 8	68,544	67,885
Recoverable taxes	Note 6	21,368	25,220
Other assets		1,354	1,096
Total assets		$195,264	$294,788

LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)
Current liabilities
Accounts payable and accrued liabilities	Note 9	$16,049	$24,651
Notes payable	Note 10	29,413	316,076
Current tax liability		-	11,642
Reclamation provisions	Note 12	1,202	826
Derivatives	Note 14(d)	197	-
Other provisions and liabilities	Note 13	16,605	7,985
Total Current Liabilities		63,466	361,180
Non-current liabilities
Notes payable	Note 10	1,538	5,911
Deferred income taxes	Note 11	8,338	6,350
Other taxes payable		101	-
Reclamation provisions	Note 12	20,172	14,844
Other liabilities		61	62
Total liabilities		$93,676	$388,347

SHAREHOLDERS' EQUITY (DEFICIENCY)
Capital Stock	Note 14(a)	434,465	371,077
Stock options		525	917
Deferred shares units		965	-
Contributed surplus		18,666	17,638
Deficit		(352,836)	(483,699)
Hedging Reserve	Note 14(d)	(197)	508
Total shareholders' equity (deficiency)		101,588	(93,559)
Financial liabilities and other commitments	Note 21
Total liabilities and shareholders' equity (deficiency)		$195,264	$294,788

The accompanying notes are an integral part of these annual consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		Year Ended December 31,
		2014	2013	2012

Gold Sales		$116,362	$134,140	$172,430
Production costs	Note 16	(90,431)	(89,304)	(127,394)
Depletion and amortization		(30,521)	(32,050)	(38,893)
Gross profit (loss)		(4,590)	12,786	6,143

Exploration and evaluation costs		280	944	700
Care and maintenance costs (Paciencia mine)		2,181	2,529	4,350
Stock-based compensation	Note 14	1,557	356	(1,864)
General and administration expenses		12,919	16,652	19,437
Restructuring fees		11,231	4,632	2,568
Amortization		1,062	1,138	1,168
Adjustment to legal and VAT tax provisions	Note 17	(3,295)	35,172	-
Impairment charges	Note 18	88,938	145,487	102,997
Other expenses		7,426	287	506
Operating loss		(126,889)	(194,411)	(123,719)

Foreign exchange loss		174	4,137	5,882
Financial instruments gain	Note 19	(272,818)	(5,001)	(76,193)
Finance costs	Note 20	12,479	54,247	32,096
Other non-operating expenses (recoveries)		(315)	1,862	801
Income (loss) before income taxes		133,591	(249,656)	(86,305)
Current income tax recovery		(9)	(921)	(466)
Deferred income tax expense	Note 11(e)	2,737	572	(1,302)
Total income tax expense (recovery)		2,728	(349)	(1,768)
Net income (loss)		130,863	(249,307)	(84,537)
Other comprehensive loss		(565)	508	-
Total comprehensive income (loss)		130,298	(248,799)	(84,537)

Earnings per share	Note 15
Income (loss) per share
Basic		$1.69	$(251.29)	$(86.53)
Diluted		$1.64	$(251.29)	$(86.53)
Weighted average shares outstanding
Basic		77,323,349	992,118	977,004
Diluted		79,997,967	992,118	977,004

The accompanying notes are an integral part of these annual consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

		Year Ended December 31,
		2014	2013	2012
OPERATING ACTIVITIES
Net income (loss) for the year		130,863	(249,307)	(84,537)
Adjusted for non-cash items
Unrealized foreign exchange (gain) loss		(425)	1,514	(4,184)
Stock-based compensation expense		1,557	341	(2,321)
Interest expense		9,220	54,851	28,511
Accretion of interest expense		3,259	(604)	3,585
Deferred income tax expense		2,737	572	(1,302)
Depletion and amortization		31,583	33,188	40,061
Provision and loss on disposition of property, plant and equipment		194	2,951	4,460
Write-down of inventory	Note 5	1,566	3,459	1,825
Impairment of properties	Note 18	88,938	145,487	102,997
Provision (recovery) of VAT and other taxes	Note 17	(16,895)	26,701	-
Legal provisions	Note 17	13,600	8,471	-
Gain on debt extinguishment	Note 19	(265,566)	-	-
Gain on Vale note amendment	Note 19	(6,769)	-	-
Loss on Renvest ammendment		400	-	-
Unrealized gain on derivatives and option component of notes		(343)	(4,415)	(75,516)
Reclamation expenditure		(650)	(287)	(298)
		(6,731)	22,922	13,281
Adjusted for changes in non-cash operating assets and liabilities
Inventory		1,045	779	7,146
Other accounts receivable		4,657	2,117	(1,117)
Recoverable taxes		581	3,032	(1,187)
Prepaid expenses and other assets		(252)	2,574	(9,879)
Accounts payable and accrued liabilities		(1,159)	(9,345)	(5,597)
Taxes payable		(6)	(3,809)	(3,502)
Other provisions		(4,980)	(5,286)	449
Deferred compensation liabilities		-	(171)	(2,383)
Net cash provided by (used in) operating activities		(6,845)	12,813	(2,789)

FINANCING ACTIVITIES
Share issuance		50,000	-	-
Repayment of debt		(32,811)	(22,139)	(20,703)
Increase in debt		15,054	41,306	23,200
Decrease in restricted cash		109	500	300
Interest paid		(5,615)	(13,663)	(14,370)
Other liabilities		5	(25)	(1,733)
Net cash provided by financing activities		26,742	5,979	(13,306)

INVESTING ACTIVITIES
Mineral exploration projects		(659)	(806)	(8,554)
Purchase of property, plant and equipment		(21,762)	(23,039)	(44,263)
Proceeds from disposition of property, plant and equipment		720	634	1,556
Net cash used in investing activities		(21,701)	(23,211)	(51,261)

Effect of exchange rate changes on cash and cash equivalents		(50)	(422)	6,737
Net decrease in cash and cash equivalents		(1,854)	(4,841)	(60,619)
Cash and cash equivalents at the beginning of year		9,015	13,856	74,475
Cash and cash equivalents at the end of year		7,161	9,015	13,856

The accompanying notes are an integral part of these annual consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIENCY)
For the years ended December 31, 2014 and 2013
(Expressed in thousands of US dollars)

								Contributed Surplus	Deficit	Hedging Reserve	Total Equity (Deficiency)
		Common Shares		Stock Options		Deferred Shares Units
		Shares	Amount	Options	Amount	Units	Amount
Balance as at January 1, 2012		84,409,648	$370,043	4,005,000	$14,207	$-	$-	3,414	(149,855)	-	237,809
Stock options granted	Note 14(b)	-	-	1,326,250	531	-	-	-	-	-	531
Vested options expired		-	-	(3,495,000)	(12,601)	-	-	12,601	-	-	-
Net loss		-	-	-	-	-	-	-	(84,537)	-	(84,537)
Balance as at December 31, 2012		84,409,648	$370,043	1,836,250	$2,137	$-	$-	$16,015	$(234,392)	$-	$153,803

Balance as at January 1, 2013		84,409,648	$370,043	1,836,250	$2,137	-	-	$16,015	(234,392)	-	$153,803
Shares issued	Note 14(a)	1,986,708	$1,034	-	-	-	-	-	-	-	1,034
Stock options issued	Note 14(b)	-	-	277,778	403	-	-	-	-	-	403
Vested options forfeited		-	-	(70,000)	(231)	-	-	231	-	-	-
Vested options expired upon termination		-	-	(440,000)	(1,392)	-	-	1,392	-	-	-
Other comprehensive income		-	-	-	-	-	-	-	-	508	508
Net loss		-	-	-	-	-	-	-	(249,307)	-	(249,307)
Balance as at December 31, 2013		86,396,356	$371,077	1,604,028	$917	-	$-	$17,638	$(483,699)	$508	$(93,559)

Balance as at January 1, 2014		86,396,356	371,077	1,604,028	917	-	-	$17,638	$(483,699)	$508	$(93,559)
Share consolidation	Note 2	(85,396,429)	-	-	-	-	-	-	-	-	-
Shares issued	Note 2	110,111,111	77,591	-	-	-	-	-	-	-	77,591
Shares issued cost			(14,203)								(14,203)
Options cancelled	Note 14(b)	-	-	(1,604,028)	(917)	-	-	1,028	-	-	111
Stock options issued	Note 14(b)	-	-	2,679,735	525	-	-	-	-	-	525
Deferred shares units	Note 14(c)	-	-	-	-	1,600,566	965	-	-	-	965
Realized gain on statement of operations		-	-	-	-	-	-	-	-	(140)	(140)
Other comprehensive loss		-	-	-	-	-	-	-	-	(565)	(565)
Net income		-	-	-	-	-	-	-	130,863	-	130,863
Balance as at December 31, 2014		111,111,038	$434,465	2,679,735	$525	1,600,566	$965	$18,666	$(352,836)	$(197)	$101,588

The accompanying notes are an integral part of these annual consolidated financial statements.

1.	Nature of business

Jaguar Mining Inc. (the “Company” or “Jaguar”) is a corporation continued under the Business Corporations Act (Ontario) engaged in the acquisition, exploration, development and operation of gold producing properties in Brazil. The address of the Company’s registered and principal executive office is 67 Yonge Street, Suite 1203, Toronto, Ontario, M5E 1J8, Canada.

These consolidated financial statements of the Company as at December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012 include the accounts of the Company and its wholly-owned subsidiaries: Mineração Serras do Oeste Ltda. (“MSOL”), Mineração Turmalina Ltda. (“MTL”) and MCT Mineração Ltda. (“MCT”). All significant intercompany accounts and transactions have been eliminated on consolidation.

2.	Going concern and recapitalization plan

These consolidated financial statements have been prepared on a going concern basis which assumes that the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business as they become due.

The Company has reported an operating loss for the year ended December 31, 2014. The Company considers that the near term economic outlook presents challenges in terms of commodity prices. Whilst the Company has instituted measures to preserve cash, improve operations and is seeking to secure additional financing, these circumstances create uncertainties over future results and cash flows.

The Company had a working capital deficiency of $23.2 million as at December 31, 2014. The Company will need to obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures.  There is no assurance that the Company’s financing initiatives will be successful or sufficient.

The business of mining and exploring for minerals involves a high degree of risk and there can be no assurance that current operations or exploration programs will result in profitable mining operations. This fact, along with the factors discussed in the preceding paragraphs results in a material uncertainty that casts substantial doubt as to the Company’s ability to continue to operate as a going concern. The recoverability of the carrying value of property, plant and equipment and mineral exploration projects is dependent upon the success of the above operating, exploration and financing activities and the future gold price. Changes in future conditions could require material write-downs of the carrying value of property, plant and equipment and mineral exploration projects.

If the going concern assumption was not appropriate for these consolidated financial statements, then adjustments would be necessary to the carrying value of assets and liabilities, the reported expenses, and the statement of financial position classifications used, and such adjustments could be material.

On November 13, 2013, the Company and its subsidiaries entered into a support agreement (as amended, the “Support Agreement”) with holders (the “Noteholders”) of approximately 81% of its $165.0 million 4.5% Senior Unsecured Convertible Notes due November 1, 2014 (“4.5% Convertible Notes”) and 82% of its $103.5 million 5.5% Senior Unsecured Convertible Notes due March 31, 2016 (together with the 4.5% Convertible Notes, the “Notes” – see Note 10) to effect a recapitalization and financing transaction that would eliminate approximately $268.5 million of the Company’s outstanding indebtedness by exchanging the Notes for common shares of Jaguar and inject approximately $50.0 million into the Company by way of a backstopped share offering (the “Share Offering”) by the Noteholders pursuant to a backstop agreement dated November 13, 2013 (as amended, the “Backstop Agreement”) between the Company, its subsidiaries and certain Noteholders.  Additional Noteholders signed consent agreements to the Support Agreement such that as of November 26, 2013, holders of approximately 93% of the Notes had signed the Support Agreement or a consent agreement thereto.

On December 23, 2013, the Company filed for creditor protection (the “CCAA Proceedings”) under the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) in the Ontario Superior Court of Justice (Commercial List) (the “Court”).  The CCAA Proceedings were commenced in order to implement a recapitalization transaction as contemplated in the Support Agreement through a plan of compromise and arrangement (as amended, supplemented or restated from time to time, the “CCAA Plan”). The Court granted an Initial Order, Claims Procedure Order and Meeting Order, each dated December 23, 2013.

The Claims Procedure Order provided for, among other things, the establishment of a claims procedure for the identification, quantification and determination of certain claims against the Company. Pursuant to the Meeting Order, Jaguar was authorized to call a meeting (the “Meeting”) of Affected Unsecured Creditors (as defined in the CCAA Plan) to consider and, if deemed advisable, to pass a resolution approving the CCAA Plan. The Meeting was held on January 31, 2014 and the CCAA Plan was approved by 100% of the Affected Unsecured Creditors that voted, in person or by proxy, at the Meeting. Following the Meeting, Jaguar obtained an order from the Court, on February 6, 2014, sanctioning the CCAA Plan.

Thereafter, on April 22, 2014, the Company successfully implemented the CCAA Plan.  Based on the CCAA Plan a series of steps leading to an overall capital reorganization of Jaguar were implemented. These steps included:

•
The common shares of the Company issued and outstanding immediately prior to the implementation of the CCAA Plan were consolidated at a ratio of one (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (the “Consolidation”);

•
The Noteholders and certain other Affected Unsecured Creditors of the Company with proven claims received their pro-rata share of 14,000,000 common shares of the Company in exchange for their Notes and in satisfaction of their claims, respectively, and Noteholders who signed the Support Agreement, or a consent agreement thereto, as of November 26, 2013, received their pro rata share of an additional 5,000,000 common shares of the Company in exchange for their Notes.  Pursuant to the CCAA Plan, the Notes (and the indentures under which such Notes were issued) have been irrevocably and finally cancelled and all unsecured claims of certain affected unsecured creditors of the Company are fully and finally released;

•
Noteholders who participated in the Share Offering purchased up to their pro rata share of 70,955,797 common shares of the Company (collectively, the “Offering Shares”) and such Noteholders received their pro-rata share of 9,044,203 common shares of the Company (the “Accrued Interest Offering Shares”) in exchange for their Notes;

•
Noteholders who backstopped the Share Offering pursuant to the Backstop Agreement purchased their pro-rata share (based on their backstop commitments) of the Offering Shares not subscribed for under the Share Offering and received their pro rata share of an additional 11,111,111 common shares of the Company (the “Backstopped Commitment Shares”) in exchange for their Notes.

The gain on debt extinguishment resulting from implementing the CCAA Plan is summarized as follows:

Extinguishment of principal portion of the Notes (Note 10(c)(d))	$268,500
Extinguishment of interest accrued on the Notes	10,454
Fair value of 19,000,000 common shares issued in exchange for extinguishment of the Notes	(13,388)
Gain on debt extinguishment	$265,566

In connection with the CCAA Plan, the Company negotiated amendments to certain terms of the Renvest Credit Facility (as defined in Note 10(e)).  The Facility amendments provide among other things the following key changes:

•	the maturity date of the Facility was extended to December 31, 2015 from July 25, 2014;

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
In connection with the above amendments, the Company agreed to repay immediately to the Lender $10.0 million on account of the outstanding obligations under the Facility and the Lender waived its rights under the Facility to receive any portion of the net proceeds of the Share Offering, with the exception of the agreed upon $10.0 million repayment described above.

3.	Basis of preparation

a)	Statement of compliance

The Company’s consolidated financial statements have been prepared in accordance with IFRS as issued by the IASB, effective as of December 31, 2014.  IFRS comprises of International Financial Reporting Standards (“IFRS”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standards Interpretations Committee (“SICs”).  The Company’s significant accounting policies are described in note 4 of these consolidated financial statements for the year ended December 31, 2014.

These consolidated financial statements were authorized for issuance by the Board of Directors on April 10, 2015.

b)	Basis of measurement

These consolidated financial statements have been prepared on the historical cost basis except for some financial instruments and liabilities associated with certain long-term incentive plans and reclamation provisions, which are stated at fair value.

The consolidated financial statements include the accounts of Jaguar Mining Inc and its subsidiaries. All intercompany balances, transactions, income and expenses, and profits or losses have been eliminated on consolidation. We consolidate subsidiaries where we have the ability to exercise control.

c)	Functional and presentation currency

The functional currency of the Company and each of its subsidiaries is the currency of the primary economic environment in which the entities operate.  The Company has determined its functional currency as U.S. dollar. Determination of functional currency requires certain judgements to determine the primary economic environment.

In line with the Company’s functional currency, these consolidated financial statements are presented in U.S. dollars. All financial information presented in U.S. dollars has been rounded to the nearest thousand.

d)	Use of estimates and judgments

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

(i)     Unit of production depletion and amortization

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

(ii)   Inventory

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

The nature of the leaching process inherently limits the ability to precisely monitor inventory levels. As a result, the metallurgical balancing process is monitored and the engineering estimates are refined based on actual results over time. The ultimate recovery of gold from a leach pad is not known until the leaching process is concluded.

(iii)   Mine reserve estimates

A mine reserve estimate is an estimate of the amount of product that can be economically and legally extracted from the Company’s mining properties. In order to calculate reserve estimates, assumptions are required about a range of geological, technical and economic factors, including: quantities, grades, production techniques, recovery rates, production costs, transportation costs, commodity demand, commodity prices and exchange rates. We estimate our ore reserves and mineral resources based on information compiled by qualified persons as defined in accordance with the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects requirements.

Estimates of mine reserves may change as estimates and assumptions change and as additional geological data is generated during the course of operations. Changes in mine reserve estimates may affect carrying values of the Company’s inventory, property, plant and equipment, mineral exploration projects, reclamation provisions and deferred income taxes.

(iv)  Capitalization of mineral exploration projects

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

(v)     Production start date

The determination of the date on which a mine enters the production stage is a significant judgment since capitalization of certain costs ceases upon entering production. As a mine is constructed, costs incurred are capitalized and proceeds from incidental mineral sales prior to commencement of commercial production are offset against the capitalized costs. This continues until the mine is available for use in the manner intended by management, which requires significant judgment in its determination. The production start date assessment impacts the commencement of amortization and depreciation.

(vi)   Reclamation provision

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

The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are future changes to environmental laws and regulations that could increase the extent of reclamation and remediation work required to be performed by the Company.

(vii) Stock-based compensation

The Company includes an estimate of forfeitures, share price volatility, expected life and risk-free interest rates in the calculation of the liability for certain long-term incentive plans. These estimates are based on previous experience and may change throughout the life of an incentive plan. Such changes could impact the carrying value of the deferred compensation liability, property, plant & equipment, mineral exploration projects, inventory and earnings.

(viii) Determination of functional currency

The functional currency of the Company has been assessed by management based on consideration of the currency and economic factors that mainly influence the Company’s gold sales, production and operating costs, financing and related transactions. Changes to these factors may have an impact on the judgment applied in the determination of the Company’s functional currency.

(ix)   Capitalization of borrowing costs

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

(x)     Identification of impairment

The Company considers, at the end of each annual reporting period, whether or not there has been an impairment of the capitalized mineral exploration projects, or property, plant and equipment. For producing and non-producing mining properties, this assessment is based on the expected future cash flows to be generated from the asset. Assumptions, such as gold price, discount rate, foreign exchange rate and expenditures underlying the fair value estimates are subject to risks and uncertainties.  If the Company determines there has been an impairment because its prior estimates of discounted future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be recovered or otherwise, the Company would be required to write-down the recorded value of its mineral explorations projects, or property, plant & equipment, which would reduce the Company’s earnings and net assets.

(xi)       Recoverable taxes

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

(xii)       Deferred taxes

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

(xiii)  Other provisions and contingent liabilities

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

4.	Significant accounting policies

a)	Existing accounting policies

(i)       Basis of consolidation

Subsidiaries are entities controlled by the Company. The financial statements of the subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases. The accounting policies of the subsidiaries have been changed when necessary to align them with the policies adopted by the Company.

(ii)	Cash and cash equivalents

The Company considers deposits in banks, certificates of deposit and short-term investments with remaining maturities of three months or less at the time of acquisition to be cash and cash equivalents. Cash held on deposit as security is classified as restricted cash.

(iii)	Inventory

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

Raw materials and mine operating supplies are stated at the lower of weighted average cost, and net realizable value.

(iv)	Property, Plant and Equipment (‘PP&E’)

Buildings, Plant & Equipment

At acquisition, we record buildings, plant and equipment at cost, including all expenditures incurred to prepare an asset for its intended use. These expenditures consist of: the purchase price; brokers’ commissions; and installation costs including architectural, design and engineering fees, legal fees, survey costs, site preparation costs, freight charges, transportation insurance costs, duties, testing and preparation charges. We capitalize costs that meet the asset recognition criteria. Costs incurred that do not extend the productive capacity or useful economic life of an asset are considered repairs and maintenance expense and are accounted for as a cost of the inventory produced in the period.

Buildings, plant and equipment are depreciated over their expected useful life, which commences when the assets are considered available for use. Once buildings, plant and equipment are considered available for use they are measured at cost less accumulated depreciation and applicable impairment losses. Depreciation on equipment utilized in the development of assets, including underground mine development, is recapitalized as development costs attributable to the related asset.

Leasing Arrangements

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at inception date, including whether the fulfillment of the arrangement is dependent on the use of a specific asset or assets or whether the arrangement conveys a right to use the asset.

Leasing arrangements that transfer substantially all the risks and rewards of ownership of the asset to the Company are classified as finance leases. Finance leases are recorded as an asset with a corresponding liability at an amount equal to the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance costs using the effective interest method, whereby a constant rate of interest expense is recognized on the balance of the liability outstanding.

The interest element of the lease is charged to the consolidated statement of income as a finance cost. PP&E assets acquired under finance leases are depreciated, over the shorter of the useful life of the asset and the lease term. All other leases are classified as operating leases. Operating lease payments are recognized as an operating cost in the consolidated statements of income on a straight-line basis over the lease term.

Construction-in-progress

Assets under construction at operating mines are capitalized as construction-in-progress. The cost of construction-in-progress comprises its purchase price and any costs directly attributable to bringing it into working condition for its intended use. Construction-in-progress amounts related to development projects are included in the carrying amount of the development project.

Construction-in-progress amounts incurred at operating mines are presented as a separate asset within PP&E. Construction-in-progress also includes deposits on long lead items. Construction-in-progress is not depreciated. Depreciation commences once the asset is complete and available for use.

Depreciation

Depreciation methods and rates for significant categories of non-current assets are as follows:

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

(1) Depletion of mining properties and amortization of pre-production and development costs are calculated and recorded on the unit-of-production basis over the mine’s estimated and economically proven and probable reserves.

When parts of an item of property, plant and equipment have different useful lives, they are accounted for as separate items (major components) of property, plant and equipment. Amortization is adjusted prospectively if there is a change in useful lives, reserve base or residual values.

(v)	Underground Mine Development Costs

At our underground mines, we incur development costs to build new drifts and ramps that will enable us to physically access ore underground. The time over which we will continue to incur these costs depends on the mine life. These underground development costs are capitalized as incurred.

Capitalized underground development costs incurred to enable access to specific ore blocks or areas of the underground mine, and which only provide an economic benefit over the period of mining that ore block or area, are depreciated on a units of production basis, whereby the denominator is estimated ounces of gold in proven and probable reserves and the portion of resources within that ore block or area that is considered probable of economic extraction.

(vi)	Impairment

The carrying value of all categories of property, plant and equipment and mineral exploration projects are reviewed at each reporting date for impairment or whenever events or circumstances indicate the recoverable amount may be less than the carrying amount. The recoverable amount is the greater of its value-in-use and its fair value less cost of disposal.

Value-in-use is based on estimates of discounted future cash flows expected to be recovered from an asset or the smallest group of assets that largely generates independent cash inflows (cash generating units or “CGUs”) through their use. Estimated future cash flows are calculated using estimates of future recoverable reserves and resources, future commodity prices and expected future operating and capital costs. Once calculated, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

Fair value less cost of disposal is the amount obtainable from the sale of an asset or CGU in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. Costs of disposal are incremental costs directly attributable to the disposal of an asset or CGU, excluding finance costs and income tax expense.

An impairment loss is recognized when the carrying value of an asset held for use exceeds its estimated recoverable amount. Impairment losses recognized in respect of CGUs are allocated to reduce the carrying amounts of the other assets in the unit on a pro-rata basis. Impairment losses are recognized in operating expenses. Impairment charges are recorded in the reporting period in which determination of impairment is made by management.

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

(vii)	Income taxes:

Income tax expense comprises current and deferred income taxes. Income tax expense is recognized in the consolidated statements of operations and comprehensive income (loss) except to the extent that it relates to items recognized directly in equity.

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

(viii)	Reclamation provisions

Mining, extraction and processing activities normally give rise to obligations for environmental rehabilitation or reclamation. Reclamation work can include facility decommissioning and dismantling; removal or treatment of waste materials; site and land rehabilitation, including compliance with and monitoring of environmental regulations; security and other site-related costs required to perform the rehabilitation work; and operation of equipment designed to reduce or eliminate environmental effects. The extent of work required and the associated costs are dependent on the requirements of relevant authorities and our environmental policies.

Routine operating costs that may impact the ultimate closure and reclamation activities, such as waste material handling conducted as an integral part of a mining or production process, are not included in the provision. Costs arising from unforeseen circumstances, such as the contamination caused by unplanned discharges, are recognized as an expense and liability when the event that gives rise to an obligation occurs and reliable estimates of the required reclamation costs can be made.

Provisions for the cost of each reclamation program are normally recognized at the time that an environmental disturbance occurs or a constructive obligation is determined. When the extent of disturbance increases over the life of an operation, the provision is increased accordingly. The major parts of the carrying amount of provisions relate to tailings pond closure/ reclamation; demolition of buildings/mine facilities; ongoing water treatment; and ongoing care and maintenance and security of closed mines. Costs included in the provision encompass all closure and reclamation activity expected to occur progressively over the life of the operation at the time of closure and post-closure in connection with disturbances as at the reporting date. Estimated costs included in the determination of the provision reflect the risks and probabilities of alternative estimates of cash flows required to settle the obligation at each particular operation. The expected reclamation costs are estimated based on the cost of external contractors performing the work or the cost of performing the work internally depending on management’s intention.

The timing of the actual rehabilitation expenditure is dependent upon a number of factors such as the life and nature of the asset, the operating license conditions and the environment in which the mine operates.

Expenditures may occur before and after closure and can continue for an extended period of time depending on rehabilitation requirements. Rehabilitation provisions are measured at the expected value of future cash flows, which exclude the effect of inflation, discounted to their present value using a current US dollar real risk-free pre-tax discount rate. The unwinding of the discount, referred to as accretion expense, is included in finance costs and results in an increase in the amount of the provision. Provisions are updated each reporting period for changes to expected cash flows and for the effect of changes in the discount rate, and the change in estimate is added or deducted from the related asset and depreciated over the expected economic life of the operation to which it relates. Significant judgments and estimates are involved in forming expectations of future activities and the amount and timing of the associated cash flows. Those expectations are formed based on existing environmental and regulatory requirements or, if more stringent, our environmental policies which give rise to a constructive obligation.

When provisions for closure and rehabilitation are initially recognized, the corresponding cost is capitalized as an asset, representing part of the cost of acquiring the future economic benefits of the operation. The capitalized cost of closure and rehabilitation activities is recognized in PP&E and depreciated over the expected economic life of the operation to which it relates.

Adjustments to the estimated amount and timing of future closure and rehabilitation cash flows are a normal occurrence in light of the significant judgments and estimates involved. The principal factors that can cause expected cash flows to change are: the construction of new processing facilities; changes in the quantities of material in reserves and resources with a corresponding change in the life of mine plan; changing ore characteristics that impact required environmental protection measures and related costs; changes in water quality that impact the extent of water treatment required; changes in discount rates; changes in foreign exchange rates and changes in laws and regulations governing the protection of the environment.

Rehabilitation provisions are adjusted as a result of changes in estimates and assumptions. Those adjustments are accounted for as a change in the corresponding cost of the related assets, including the related mineral property, except where a reduction in the provision is greater than the remaining net book value of the related assets, in which case the value is reduced to nil and the remaining adjustment is recognized in the consolidated statement of income.

In the case of closed sites, changes in estimates and assumptions are recognized immediately in the consolidated statement of income. For an operating mine, the adjusted carrying amount of the related asset is depreciated prospectively. Adjustments also result in changes to future finance costs.

(ix)	Legal and other provisions

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

Certain conditions may exist as of the date the financial statements are issued, which may result in a loss to the Company, but which will only be resolved when one or more future events occur or fail to occur. In assessing loss contingencies related to legal proceedings that are pending against us or un-asserted claims that may result in such proceedings, the Company with assistance from its legal counsel evaluate the perceived merits of any legal proceedings or un-asserted claims as well as the perceived merits of the amount of relief sought or expected to be sought. If the assessment of a contingency suggests that a loss is probable, and the amount can be reliably estimated, then a loss is recorded. When a contingent loss is not probable but is reasonably possible, or is probable but the amount of loss cannot be reliably estimated, and then details of the contingent loss are disclosed. Loss contingencies considered remote are generally not disclosed unless they involve guarantees, in which case we disclose the nature of the guarantee. Legal fees incurred in connection with pending legal proceedings are expensed as incurred. Contingent gains are only recognized when the inflow of economic benefits is virtually certain.

(x)	Foreign currency translation

The U.S. dollar is considered to be the functional currency of the Company and of its subsidiaries. Monetary assets and liabilities of the Company's operations are translated into U.S. dollars at the rate of exchange in effect at the balance sheet date, and non-monetary assets and liabilities are translated at the historical rate of exchange. Transactions in foreign currencies are translated at the actual rates of exchange. Foreign currency gains and losses are recognized in the consolidated statements of operations and comprehensive income (loss).

(xi)	Revenue recognition

We record revenue when evidence exists that all of the following criteria are met:

•	The significant risks and rewards of ownership of the product have been transferred to the buyer;
•	Neither continuing managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold, has been retained;
•	The amount of revenue can be reliably measured;
•	It is probable that the economic benefits associated with the sale will flow to us; and
•	The costs incurred or to be incurred in respect of the sale can be reliably measured.

The Company produces gold doré which is further refined by a third party. Revenue from gold doré is recognized when title is transferred, delivery is completed, and when the Company has reasonable assurance with respect to measurement and collectability.

(xii)	Stock-based compensation

The Company has stock-based compensation plans, which are described in Note 14(b)(c).  The Company accounts for all equity-settled stock-based payments based on the fair value.

Under the fair value based method, compensation cost attributable to options granted is measured at fair value at the grant date and amortized over the vesting period. The amount recognized as an expense is adjusted to reflect any changes in the Company’s estimate of the shares that will eventually vest and the effect of any non-market vesting conditions.

The Company treats awards that call for settlement in cash, including share appreciation rights and performance awards, as liabilities. The value of these liabilities is re-measured at each reporting period at fair value. Any gains or losses on re-measurement are recorded in the consolidated statements of operations and comprehensive income (loss). For any changes in the estimated forfeiture of the awards, the accrued compensation cost will be adjusted in the period in which the change of estimate is determined.

Share-based payment arrangements in which the Company receives goods or services as consideration are measured at the fair value of the good or service received, unless that fair value cannot be estimated reliably.

(xiii)	Earnings (loss) per share

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

(xiv)	Financial instruments - recognition and measurement:

The Company classifies all financial instruments as held-to-maturity, fair value through profit & loss (“FVTPL”), loans and receivables, available-for-sale, or other financial liabilities.

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

•
Available-for-sale financial instruments are carried at fair value with changes in the fair value charged or credited to other comprehensive income (loss). Impairment losses are charged to earnings in the period in which they arise.

•
Other financial liabilities are initially measured at cost or amortized cost, net of transaction costs and any embedded derivatives that are not closely related to the financial liability, depending upon the nature of the instrument with any resulting premium or discount from the face value being amortized to earnings using the effective interest method.

•	The following is a summary of the financial instruments outstanding and classifications as at December 31, 2014:

Cash and cash equivalents	- Loans and receivables
Other accounts receivable	- Loans and receivables
Derivative assets and liabilities	- FVTPL
Restricted cash	- Loans and receivables
Accounts payable and accrued liabilities	- Other financial liabilities
Notes payable	- Other financial liabilities
Other provisions	- Other financial liabilities
Option component of convertible notes	- FVTPL

The Company has used certain derivative financial instruments, principally forward sales contracts and commodity option contracts to manage commodity price exposure on gold sales, and forward foreign exchange contracts to manage exposure to changes in foreign exchange rates. Derivative financial instruments are used for risk management purposes and not for generating trading profits. Derivative instruments are recorded at fair value.  Changes in the fair values of derivative instruments are recognized in interest income/expense in the consolidated statements of operations and comprehensive income (loss) with the exception of derivatives designated as effective cash flow hedges.

For cash flow hedges that qualify under the hedging requirements of IAS 39 Financial Instruments: Recognition and Measurement (“IAS39”), the effective portion of any gain or loss on the hedging instrument is recognized in OCI and the ineffective portion is reported as an unrealized gain (loss) on derivatives contracts in the consolidated statement of operations and comprehensive loss.

Unrealized gains and losses on forward sales contracts are a result of the difference between the forward spot price of the gold and the forward sales contract price. Unrealized gains and losses on forward foreign exchange contracts are primarily a result of the difference between the forward currency contract price and the spot price of the Brazilian reais (R$).

(xv)	Borrowing costs

We capitalize interest or borrowing costs for qualifying assets. Qualifying assets are assets that require a significant amount of time to prepare for their intended use, including projects that are in the exploration and evaluation, development or construction stages. Qualifying assets also include significant expansion projects at our operating mines. Capitalized interest costs are considered an element of the cost of the qualifying asset which is determined based on gross expenditures incurred on an asset. Capitalization ceases when the asset is substantially complete or if active development is suspended or ceases.

Where the funds used to finance a qualifying asset form part of general borrowings, the amount capitalized is calculated using a weighted average of rates applicable to the relevant borrowings during the period. Where funds borrowed are directly attributable to a qualifying asset, the amount capitalized represents the borrowing costs specific to those borrowings. Where surplus funds available out of money borrowed specifically to finance a project are temporarily invested, the total capitalized interest is reduced by income generated from short-term investments of such funds.

b)	Accounting standards adopted during the year 2014

•
IFRIC 21 – Levies (“IFRIC 21”) - In May 2013, the IFRS Interpretations Committee (IFRIC), with the approval of the IASB, issued IFRIC 21 – Levies. IFRIC 21 provides guidance on when to recognize a liability to pay a levy imposed by government that is accounted for in accordance with IAS 37 – Provisions, Contingent Liabilities and Contingent Assets. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014, and is to be applied retrospectively. The adoption of IFRIC 21 had no material impact on the Company’s audited consolidated financial statements.

•
IAS 32 – Offsetting of Financial Instruments (“IAS 32”) - The amendments to IAS 32, Financial Instruments: Presentation, clarify the criteria that should be considered in determining whether an entity has a legally enforceable right of set off in respect of its financial instruments. Amendments to IAS 32 are applicable to annual periods beginning on or after January 1, 2014, with retrospective application required. There was no material impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

•
IAS 36 - Impairments of Assets (“IAS 36”) was amended by the IASB in May 2013 to clarify the requirements to disclose the recoverable amounts of impaired assets and require additional disclosures about the measurement of impaired assets when the recoverable amount is based on fair value less costs of disposal, including the discount rate when a present value technique is used to measure the recoverable amount. There was no impact on the Company’s audited consolidated financial statements upon adoption of these amendments.

c)	Accounting standards issued but not yet effective

The following are new pronouncements approved by the IASB. These new standards are not yet effective and have not been applied in preparing these financial statements, however, they may impact future periods:

•
IFRS 9 Financial Instruments - In July 2014, the IASB issued the final version of IFRS 9 Financial Instruments, bringing together the classification and measurement, impairment and hedge accounting phases of the IASB’s project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. IFRS 9 also amends some of the requirements of IFRS 7 Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in OCI, and guidance on financial liabilities and derecognition of financial instrument.

The mandatory effective date of IFRS 9 would be annual periods beginning on or after January 1, 2018, with early adoption permitted. The impact of IFRS 9 on the Company’s financial instruments has not yet been determined.

•
IFRS 15 Revenue from Contracts with Customers was issued by IASB in May 2014.  It specifies how and when an IFRS reporter will recognize revenue as well as requiring such entities to provide users of financial statements with more informative, relevant disclosures. The standard provides a single, principles based five-step model to be applied to all contracts with customers. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2017. The impact of IFRS 15 on the Company’s consolidated financial statements has not yet been determined.

5.	Inventory

Inventory is comprised of the following:

	December 31,	December 31,
	2014	2013
Raw material	$2,524	$2,852
Mine operating supplies	6,472	7,456
Ore in stockpiles	258	871
Gold in process	3,664	6,323
Unrefined gold at refinery	4,456	3,533
Finished goods (gold bullion)	1,801	2,045
Total Inventory	$19,175	$23,080

	Year Ended December 31,
	2014	2013	2012
Inventory amounts recorded in production costs	$88,324	$85,156	$118,205
Inventory amounts recorded in depletion and amortization	30,521	32,050	38,893

	Year Ended December 31,
	2014	2013	2012
Inventory write down	$1,566	$3,463	$1,825

6.	Recoverable taxes

	December 31, 2013	Additions/Reversals	Write-off and sales of credits	Applied to taxes payable		Foreign exchange		December 31, 2014
Value added taxes and other1	$43,641	$6,987	$(2,009)	$	- 17,059	$	- 4,901	$26,659
Provision for VAT and other2	(26,701)	16,895	-		-		2,291	(7,515)
Net VAT and other taxes	$16,940	$23,882	$(2,009)		$(17,059)		$(2,610)	$19,144

ICMS3	$14,527	$4,393	$(637)		$(996)		$(2,201)	$15,086
Reserve for ICMS3	(2,262)	(134)	-		-		148	(2,248)
Net ICMS	$12,265	$4,259	$(637)		$(996)		$(2,053)	$12,838
Total recoverable taxes	$29,205	$28,141	$(2,646)		$(18,055)		$(4,663)	$31,982

Less: current portion	3,985							10,614
Non-current portion	$25,220							21,368

Receivable from sales of ICMS tax credits 4	$5,866							$889

	December 31, 2012	Additions	Write-off and sales of credits	Applied to taxes payable	Foreign exchange	December 31, 2013
Value added taxes and other1	$47,229	$5,890	$-	$(3,412)	$(6,066)	$43,641
Provision for VAT and other2	-	(26,701)	-	-	-	(26,701)
Net VAT and other taxes	$47,229	$(20,811)	$-	$(3,412)	$(6,066)	$16,940

ICMS3	$19,182	$3,765	$(6,153)	$-	$(2,267)	$14,527
Reserve for ICMS3	(2,922)	(69)	617	-	112	(2,262)
Net ICMS	$16,260	$3,696	$(5,536)	$-	$(2,155)	$12,265
Total recoverable taxes	$63,489	$(17,115)	$(5,536)	$(3,412)	$(8,221)	$29,205

Less: current portion	9,031					3,985
Non-current portion	$54,458					$25,220

1)
The Company is required to pay certain taxes in Brazil that are based on purchases of consumables and property, plant and equipment. These taxes are recoverable from the Brazilian tax authorities through various methods, including as cash refund or as a credit against current taxes payable.

2)
The Company recorded a provision against its recoverable taxes given limited methods available to recover such taxes and the length of time it will take to recover such taxes. The provision reduces the net carrying amount of value added taxes and other taxes to their estimated present value based on the manner and timing of expected recovery, discounted at a rate of 12.95% (Brazilian Central Bank’s Selic rate).

During 2014, the Company initiated procedures to obtain approval and/or refund of R$29.1 million of Federal VAT input tax credits with respect to the years 2009 through 2011 for its MTL operating subsidiary. MTL is the operating subsidiary for the Turmalina Mine.

Following an extensive audit process by the Brazilian tax authorities, which was concluded in December 2014, 81.6% of the input tax credits were approved for refund. Out of the approved amount, 29.7% was applied as a credit to reduce other federal taxes payable for the years 2012 through 2014, while R$16.7 million (approximately $6.0 million) was refunded in cash to the Company, on February 6, 2015.  The Company plans to request additional approvals and refunds of Federal VAT input tax credits for MTL for the years 2012 through 2014.

Separately, the Company also continues to pursue approval of Federal VAT input tax credits with respect to the years 2009 through 2011 for its MSOL operating subsidiary. MSOL is the operating subsidiary for the Caeté complex comprising the Pilar and Roça Grande mines. Additionally the Company plans to request additional approvals and refunds of Federal VAT input tax credits for MSOL for the years 2012 through 2014.

3)
ICMS – Imposto sobre circulação de mercadorias e prestação de serviços is a type of value added tax which can either be sold to other companies (usually at a discount rate of approximately 13%) or be used to purchase specified machinery and equipment. The ICMS credits can only be realized in the state where they were generated; in the case of Jaguar, in the State of Minas Gerais, Brazil.

4)     Recorded as part of Other accounts receivable is $889,000 related to ICMS tax credits sold to and still receivable from other companies (December 31, 2013 - $5.9 million).

7.	Property, plant and equipment (“PP&E”)

	Plant	Vehicles	Equipment	Leasehold1	CIP2	Mining properties	Total
Cost
Balance as at January 1, 2014	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650
Additions	-	449	3,182	-	2,351	21,667	27,649
Disposals	(3,755)	(2,797)	(5,429)	-	(346)	-	(12,327)
Reclassify within PP&E	1,533	77	1,069	-	(2,679)	-	-
Reclassify to MP	-	-	-	-	-	(1,782)	(1,782)
Balance as at December 31, 2014	$13,495	$11,522	$229,701	$2,380	$2,476	$353,616	$613,190

Balance as at January 1, 2013	$15,680	$13,634	$232,442	$2,364	$2,393	$318,470	$584,983
Additions	19	156	2,199	16	3,421	15,261	21,072
Disposals	-	(131)	(8,088)	-	(397)	-	(8,616)
Transfer from assets held for sale	-	134	1,680	-	397	-	2,211
Reclassify within PP&E	18	-	2,646	-	(2,664)	-	-
Balance as at December 31, 2013	$15,717	$13,793	$230,879	$2,380	$3,150	$333,731	$599,650

Accumulated amortization and impairment
Balance as at January 1, 2014	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698
Amortization for the period	923	1,842	16,308	464	-	10,756	30,293
Impairment loss	3,275	50	58,740	-	1,142	23,635	86,842
Disposals	(3,812)	(2,233)	(5,371)	-	-	-	(11,416)
Balance as at December 31, 2014	$11,277	$9,234	$202,443	$1,923	$1,142	$323,398	$549,417

Balance as at January 1, 2013	$9,338	$7,634	$118,466	$994	$-	$147,168	$283,600
Amortization for the year	1,077	1,932	16,074	465	-	14,540	34,088
Impairment loss	1,192	-	-	-	-	127,299	128,491
Disposals	(716)	(81)	(2,761)	-	-	-	(3,558)
Transfer from assets held for sale	-	90	987	-	-	-	1,077
Balance as at December 31, 2013	$10,891	$9,575	$132,766	$1,459	$-	$289,007	$443,698

Carrying amounts
As at December 31, 2014	$2,218	$2,288	$27,258	$457	$1,334	$30,218	$63,773
As at December 31, 2013	$4,826	$4,218	$98,113	$921	$3,150	$44,724	$155,952
1Refers to leasehold improvements in corporate office in Brazil.
2Refers to Construction in progress.

As at December 31, 2014, mining properties include the following properties which are in production, or are under development:

a)	Turmalina project

The terms of the acquisition of MTL included a royalty payable by the Company to an unrelated third party. The royalty is a net revenue interest of 5% of annual net revenue up to $10 million and 3% thereafter.

b)	Paciência Project - Santa Isabel, Palmital, Marzagão, Rio de Peixe Oxide, Chame and Bahú mines

In November 2003, the Company closed a property acquisition agreement dated April 17, 2003 whereby the Company acquired certain mineral rights from AngloGold for $818,000. The mineral rights acquired relate to the following properties in the Paciência Project, Santa Isabel, Morro do Adão, Bahu and Marzagão and the following properties in the Caeté Expansion Project, Catita and Camará. The Company will also pay a sliding scale Net smelter royalty (“NSR”), from 1.5% to 4.5% of gross revenue, on gold and other precious metals produced from the properties, based on precious metal prices at the time of production.

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

c)	Caeté Project - Roça Grande and Pilar mines

The Company is required to pay royalties of 0.5% of revenue to the land owners of the Pilar mine site.

d)	Impairment

The Paciência, Turmalina and Caeté projects are cash generating units (“CGUs”) which include property, plant and equipment, mineral rights, deferred exploration costs, and asset retirement obligations net of amortization. The CGUs also include mineral exploration project assets relating to properties not in production such as mineral rights and deferred exploration costs. A CGU is generally an individual operating mine or development project.

An impairment loss is recognized when the carrying amount exceeds the recoverable amount.  The recoverable amount of the properties was determined using a fair value less cost of disposal approach (“FVLCD”). FVLCD for the properties was determined by considering the net present value of future cash flows expected to be generated by the properties. Net future cash flows were derived from life of mine plans for the properties. The following significant assumptions were used to value the properties:

Discount rate:  9.87%
Gold price: year 2015 - $1,200
year 2016 onwards - $1,300

Expected future cash flows used to determine the FVLCD used in the impairment testing of the Paciência, Turmalina and Caeté projects are inherently uncertain and could materially change over time. The cash flows are significantly affected by a number of factors including estimates of production levels, operating costs and capital expenditures reflected in the life of mine plans, as well as economic factors beyond management’s control, such as gold prices and discount rates. Should management’s estimate of the future not reflect actual events, further impairments may be identified or reversal of the existing impairment may occur.

During the year ended December 31, 2014, the Company performed its impairment test based on current estimates of recoverable mineral reserves and mineral resources and the gold price.  This resulted in an impairment charge of $88.9 million, related to the Caeté project (2013 - $145.5 million, being $37.3 million related to the Paciência project, $18.7 million related to the Turmalina project and $89.5 million for the Caeté project). This has resulted in Caeté having a zero net book value as at December 31, 2014 ($92.6 million as at December 31, 2013).

The impairment charge of $88.9 million for the year ended December 31, 2014 was allocated to the following balance sheet lines: $86.8 million to property, plant and equipment and $2.1 million to mineral exploration projects (2013 - $128.5 million was allocated to property, plant and equipment and $17.0 million was allocated to mineral exploration projects).

During the year ended December 31, 2012, the Company recorded impairment charges in the amount of $90.1 million for the Paciência property and $12.9 million for the Turmalina property. The total impairment charge for the year ended December 31, 2012 was $103.0 million, $91.6 million allocated to property, plant and equipment and $11.4 million allocated to mineral properties.

8.	Mineral exploration projects

		Gurupi	Turmalina	Caeté	Pedra Branca	Total
Balance as at January 1, 2014		$67,494	$-	$-	$391	$67,885
Additions		645	-	314	14	973
Reclass from PP&E		-	-	1,782	-	1,782
Impairment loss	Note 7(d)	-	-	(2,096)	-	(2,096)
Balance as at December 31, 2014		$68,139	$-	$-	$405	$68,544

Balance as at January 1, 2013		$67,126	$-	$16,910	$39	$84,075
Additions		368	82	4	352	806
Impairment loss	Note 7(d)	-	(82)	(16,914)	-	(16,996)
Balance as at December 31, 2013		$67,494	$-	$-	$391	$67,885

a)	Caeté

The project includes the following properties: Pilar-sulphide, Catita-sulphide, Camará, Roça Grande, Serra Paraíso–sulphide, Juca Vieira and Trindade. The Roça Grande and Pilar mines are included in property, plant and equipment.

b)	Gurupi

Jaguar has a 100% equity ownership of MCT, which holds all of the mineral licenses for the Gurupi Project, a gold project located in the state of Maranhão, Brazil.

c)	Pedra Branca

The Company is engaged in gold exploration at a green field site, the Pedra Branca Project (the “Project”), in the State of Ceará in Northeastern Brazil, covering 87,000 acres. The Project previously was a joint venture with Glencore Xstrata plc. (formerly known as Xstrata plc.)  On March 7, 2012, Jaguar executed a binding Memorandum of Understanding (“MOU”) with Glencore Xstrata plc. to acquire the remaining 40% interest in the Project. In accordance with the terms of the MOU, Jaguar committed to (a) a cash consideration in the amount of $400,000; (b) a NSR of 1.00% payable to Xstrata on future gold production; and (c) rights of first refusal on any Base Metal Dominant Deposit (as defined in the MOU) discovered. Upon such discovery, Glencore Xstrata plc. may elect to form a new company owned 30% by MSOL and 70% by Glencore Xstrata plc., by paying 300% of MSOL’s exploration expenditures incurred exclusively on the relevant Base Metal Dominant Area of the property.

9.	Accounts payable and accrued liabilities

	December 31,	December 31,
	2014	2013
Accounts payable (suppliers)	$9,212	$9,237
Accrued payroll	6,483	7,730
Interest payable	72	7,468
Others	282	216
Total accounts payable and accrued liabilities	$16,049	$24,651

10.	Notes payable

	December 31, 2014	December 31, 2013
Notes payable - current portion
Bank indebtedness (a)	$14,954	$15,667
Vale note (b)	458	1,909
Renvest credit facility (e)	14,001	30,000
4.5% convertible notes (c)	-	165,000
5.5% convertible notes (d)	-	103,500
	29,413	316,076
Notes payable - non-current portion
Bank indebtedness (a)	-	183
Vale note (b)	1,538	5,728
	1,538	5,911

Total notes payable	$30,951	$321,987

Fair value of notes payable	$30,951	$53,487

f)	Bank indebtedness

As at December 31, 2014, bank indebtedness includes $191,000 of notes payable secured by equipment. The notes bear interest at 6.35% and are repayable semi-annually over the life of the note. The notes mature August 2015 (2013 - $378,000, maturing August 2015 at interest rate of 6.35%).

Bank indebtedness also includes $14.8 million of unsecured promissory notes with maturities from January 2015 to August 2015. The notes bear interest at 4.5% to 8.0% (2013 - $15.5 million, maturing from March 2014 to August 2014 at interest rates of 5.0% to 7.2%).

g)	Vale note

The Vale note was generated in 2008, by the purchase of mineral rights regarding the Caeté Project for $13.3 million (“Vale Purchase Agreement”). Payment under the Vale Purchase Agreement was subject to satisfaction of certain conditions including perfection of the transfer of the mineral rights before the Departamento Nacional de Produção Mineral (“DNPM”).  During 2010, the Company paid $3.2 million.  In November 2014 the agreement was amended whereby the Company agreed to waive certain mineral rights expected to be transferred under the purchase agreement as they had not been duly conveyed.  Accordingly, the outstanding indebtedness amount was reduced from $9.0 million to $3.0 million, payable in twelve installments of $250,000, maturing December and July of every year, until fully paid in 2020.  The first installment was paid in December 2014. The balance outstanding as at December 31, 2014 was $2.8 million ($ 9.0 million as at December 31, 2013).

The note payable is recognized at its fair value of $2.0 million and the discount of $754,000, is being accreted using the effective interest method.

h)	4.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 4.5% convertible notes.  Please refer to Note 2.

i)	5.5% convertible notes

On April 22, 2014, the Company had successfully implemented the CCAA Plan. The CCAA Plan resulted in the extinguishment of the obligations of the 5.5% convertible notes.  Please refer to Note 2.

j)	Renvest Credit Facility

The original Facility was in the amount of $30.0 million. As disclosed in Note 2, in connection with the implementation of the CCAA Plan, certain amendments were made to the Facility, including the division of the Facility into Facility A and B.  The transaction costs related to these amendments totaled $1.0 million and were included in restructuring fees in the consolidated statements of operations and comprehensive income (loss).

The features of Facility A and B are as follows:

Facility A

This facility, in the amount of $5.0 million, includes a conversion feature whereby the holder can convert the debt into common shares of the Company at the greater of $200.0 million divided by the total number of fully diluted issued and outstanding common shares and Cdn$0.91. This conversion feature meets the accounting definition of a derivative instrument.

The Company performed a valuation of this feature to determine its fair value at inception and subsequently revalued it on December 31, 2014.  As at December 31, 2014 there is $3,000 recorded as current liability ($nil as at December 31, 2013). The change in the fair value for the year ended December 31, 2014, in the amount of $343,000 was recorded as a gain on conversion option embedded in convertible debt as financial instruments gain in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $nil).

The estimated fair value of the derivative liability is classified as level 2 and was determined using the Black-Scholes model, with the following assumptions:

Black-Scholes model	Assumptions
Remaining contractual life	1 year
Interest rate	11%
Volatililty	70%
Risk free rate	1.02%
Share price	$0.28
Conversion price	$1.79

The embedded derivative will be revalued and marked to market at each subsequent balance sheet date with the resulting difference being recorded as a gain or loss in the consolidated statements of operations and comprehensive income (loss).  The debt discount will be accreted over the life of the convertible debt using the effective interest method.

This facility bears interest at 11% per annum and matures on December 31, 2015.

Facility B

This non-revolving facility is in the amount of $25.0 million.  As described in Note 2, $10.0 million was repaid immediately and $400,000 of the $1.0 million of transaction costs was capitalized to the Facility.  The Company performed a valuation of the debt to determine its fair value at inception.  The debt discount will be accreted over the life of the debt using the effective interest method.

This facility bears interest at 11% per annum, repayable $1.0 million plus accrued interest per month, which commenced in July 2014 and matures on December 31, 2015.

Security for Facility A and Facility B is provided by security agreements comprising all the Company’s and its subsidiaries’ present and future assets, the shares of the Company’s subsidiaries and loan guarantees by the Company’s subsidiaries. Facility A and Facility B require among other things that the Company adhere to specific financial covenants.  As at December 31, 2014, the Company was in compliance with these covenants.

11.	Income taxes

a)	Income tax expense

The following table shows the components of current and deferred tax expense:

	December 31,	December 31,	December 31,
	2014	2013	2012
Current income tax recovery	$(9)	$(921)	$(466)
Deferred income tax expense	2,737	572	(1,302)
Total income tax expense (recovery)	$2,728	$(349)	$(1,768)

b)	Tax rate reconciliation

The provision for income taxes differs from that which would be expected by applying the combined Canadian federal and provincial statutory income tax rate to income(loss) before income taxes. A reconciliation of the difference is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
Income (loss) before income taxes	$133,591	$(249,656)	$(86,305)
Combined federal and provincial income tax rate	26.50%	26.50%	26.50%
Expected income tax expense (recovery)	$35,402	$(66,159)	$(22,871)

Increase (decrease) in tax expense resulting from:
Foreign exchange	18,653	14,369	8,762
Change in benefit of non-capital losses not recognized	(21,274)	5,290	28,364
Change in benefit of other temporary differences not recognized	26,373	55,329	11,980
Difference in foreign tax rate and Canadian tax rate	(9,813)	(15,216)	(11,766)
Gain on debt extinguishment	(44,471)	-	-
Other non-deductible (taxable) expense	(2,508)	4,948	(17,453)
Withholding tax on intercompany interest	366	1,090	1,216
Income tax expense (recovery)	$2,728	$(349)	$(1,768)

c)	Deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

NOT INCLUDED IN EITHER EXCEL FILE

Deferred tax assets have not been recognized in respect of these items because it is not probable that future taxable profit will be available against which the Company can utilize the benefits there from.

d)	Tax losses

As at December 31, 2014, the Company's non-capital losses that can be applied against future taxable profit amount to $8.5 million and expire on year 2034 (2013 - $96.1 million).  The reduction of the available income tax losses carried forward and other tax attributes was due to the impacts of implementing the CCAA Plan, mentioned in Note 2.

The Company also has non-capital losses of $121.3 million (equivalent to R$322.3 million) in Brazil which can be carried forward indefinitely, however only 30% of taxable income in one year can be applied against the loss carry-forward balance.

e)	Movement in net deferred tax liabilities

NOT INCLUDED IN EITHER EXCEL FILE

f)	Recognized deferred tax assets and liabilities

The following table summarizes the types of recognized deferred tax assets and liabilities:

NOT INCLUDED IN EITHER EXCEL FILE
12.	Reclamation provisions

NOT INCLUDED IN EITHER EXCEL FILE

NOT INCLUDED IN EITHER EXCEL FILE

The reclamation provisions relate to the cost to reclaim land that has been disturbed as a result of mining activity. The estimated future cash flows have been discounted using a rate of 12.28% and the inflation rate used to determine future expected cost ranges from 4.5% to 6.8% per annum.

The Company expects to spend approximately $32.1 million (amount not discounted or adjusted for inflation) which will be incurred between 2015 and 2026 to reclaim the areas explored (2013 - $21.3 million).

13.	Other provisions and liabilities

Various legal, environmental, tax and regulatory matters are outstanding from time to time due to the nature of the Company’s operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements on the date such changes occur.

As at December 31, 2014, the Company has recognized a provision of $16.6 million (December 31, 2013 - $8.0 million) representing management’s best estimate of expenditures required to settle present obligations, as noted in the table below. The ultimate outcome or actual cost of settlement may vary materially from management estimates.

	December 31, 2013	Additions (Reversals)	Payments	Foreign exchange	December 31, 2014
Labour litigation	$5,156	$12,266	$(2,104)	$(827)	$14,491
Civil litigation	1,861	488	(396)	(393)	1,560
Other provisions	968	(370)	(44)	-	554
	$7,985	$12,384	$(2,544)	$(1,220)	$16,605

	December 31, 2012	Additions (Reversals)	Payments	Foreign exchange	December 31, 2013
Labour litigation	$2,500	$3,751	$(470)	$(625)	$5,156
Civil litigation	1,727	374	-	(240)	1,861
Other provisions	569	530	-	(131)	968
	$4,796	$4,655	$(470)	$(996)	$7,985

On July 30, 2013, Daniel R. Titcomb (“Titcomb”), the Company’s former President and Chief Executive Officer, and a group of former officers, a former Director and a former related party (Brazilian Resources Inc. -“BZI”, a company of which Titcomb is a Director) (“Plaintiffs”), filed a complaint (the “Complaint”) in New Hampshire against the Company and selected current and former directors (the “Named Directors”) of the Company.  Among other items, the Complaint alleges wrongful termination of Titcomb on December 6, 2011 and mismanagement of the strategic review process regarding the possible change of control of Jaguar which ended May 8, 2012.

On November 21, 2013, the Company and the named directors filed motions to dismiss various aspects of the Complaint on a number of grounds (the “Motions to Dismiss”).

On December 27, 2013, the Plaintiffs filed a motion to (i) stay the Complaint until the Ontario Superior Court of Justice (Commercial List) lifts the stay in the CCAA proceeding or the CCAA proceeding  is concluded; and (ii) stay and suspend the deadline for the Plaintiffs to respond to the Motions to Dismiss.  The Company and the Named Directors did not object to this motion.  An order granting the requested stay was issued by the U.S. District Court for the District of New Hampshire on December 30, 2013.

On February 5, 2014, the Company entered into an agreement with the plaintiffs providing, among other things, that upon implementation of the CCAA Plan, the plaintiffs shall have no right to, and shall not, make any claim or seek any recoveries under the Complaint, other than enforcing such Plaintiffs’ rights, if any, to be paid from the proceeds of an enumerated company or director and officer insurance policy by the applicable insurers.  The Company agreed that, upon implementation of the CCAA Plan and if requested by the plaintiffs in the Complaint, it would withdraw its counterclaims against the plaintiffs in the Complaint.

On April 22, 2014, the CCAA Plan was implemented, thereby giving effect to the February 5, 2014 agreement between the Company and the Plaintiffs.  The Plaintiffs have not at this time requested that the Company withdraw its counterclaims against them.

On August 15, 2014, as required by the Canadian settlement agreement, Titcomb filed an amended complaint against the Company and the former directors named in the original suit in the federal court in New Hampshire.  That claim was intended to be limited to Titcomb’s employment claims, but Titcomb also included aspects of the claims relating to the strategic review process.  The Company will move to dismiss those additional claims.  On September 30, 2014, the Company filed an amended answer for the Company and the directors. Again, as required in the Canadian settlement, the Company dropped its counterclaim.  No discovery has been taken in that action as of this date. The Company has been informed that the Plaintiffs filed a Notice of Action with the Ontario Superior Court of Justice (Commercial List) on May 7, 2014.  The Notice of Action is subject to the terms of the February 5, 2014 agreement and the CCAA Plan. The Complaint in the Canadian action was served in late 2014.  No accrual has been recorded with respect to the Complaint or the Notice of Action.

14.	Capital stock

a)	Common shares

The Company is authorized to issue an unlimited number of common shares.  All issued shares are fully paid and have no par value. Changes in common shares for the years ended December 31, 2014 and 2013 are as follows:

		Number of shares	Amounts
Balance as at January 1, 2014		86,396,356	$371,077
Share consolidation	Note 2	(85,396,429)	-
Balance as at April 22, 2014		999,927	$371,077
Shares issued for:	Note 2
In exchange for the Notes		19,000,000	13,388
Offering		70,955,797	50,000
Accrued interest		9,044,203	6,373
Backstop commitment		11,111,111	7,830
Issuance cost		-	(14,203)
Balance as at December 31, 2014		111,111,038	$434,465

Balance as at January 1, 2013		84,409,648	$370,043
Shares issued1		1,986,708	1,034
Balance as at December 31, 2013		86,396,356	$371,077

1)
On January 14, 2013, 100,000 inducement shares, valued at $69,000, were granted to a new employee. On January 25, 2013, 570,919 shares, valued at $491,000, were granted to the Lender upon the initial drawdown of $5.0 million of the Facility. On June 26, 2013, 1,315,789 shares, valued at $474,000, were granted to the Lender upon the subsequent drawdown of $25.0 million of the Facility (Note 10(e)).  These shares, together with all the other shares outstanding prior to April 22, 2014 were consolidated at a ratio of (1) post-consolidation common share for each 86.39636 pre-consolidation common shares (Note 2).

No shares were issued during 2012.

b)	Stock options

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the stock options were cancelled.

On April 22, 2014 the Board approved a new 10% rolling stock option plan (the “New Stock Option Plan”), which  was approved by disinterested shareholders of the Company at the Company's annual general meeting of shareholders (“AGM”), held on June 25, 2014.

The following table shows the roll-forward and the stock options outstanding as at December 31, 2014:

Options	Number of options	Weighted Average Exercise Price (Cdn$)
Balance as at January 1, 2014	1,604,028	$0.98
Options cancelled (CCAA plan implementation)	(1,604,028)	(0.98)
Issued during the year	2,679,735	1.35
Balance as at December 31, 2014	2,679,735	$1.35

Balance as at January 1, 2013	1,836,250	$2.52
Issued during the year	277,778	0.55
Options forfeited	(70,000)	6.28
Options expired	(440,000)	6.28
Balance as at December 31, 2013	1,604,028	$0.98

Balance, January 1, 2012	4,005,000	7.13
Issued during the year	1,326,250	1.07
Options expired	(3,495,000)	7.25
Balance, December 31, 2012	1,836,250	$2.52

The stock options vest from two to three years and are exercisable over five to eight years.

The following table is a summary of stock options granted during 2014, the fair values and the assumptions used in the Black-Scholes option pricing formula:

	Number of options	Exercise Price (Cdn$)	Dividend yield	Risk-free interest rate	Forfeiture rate	Expected life (years)	Volatility factor	Fair value

Stock options granted in 2014	2,679,735	$1.35	-	1.36%	0%	3.87	75%	$0.33
Stock options granted in 2013	277,778	$0.55	-	1.09%	0%	2.90	82%	$0.27
Stock options granted in 2012	1,326,500	$1.07	-	1.25%	0%	3.00	80%	$0.71

For the year ended December 31, 2014 the Company recognized $635,000 in stock based compensation expense for stock options in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $403,000). Stock compensation expense of $531,000 is included in stock-based compensation for the year ended December 31, 2012

c)	Deferred share units – “DSUs”

In connection with the implementation of the CCAA Plan, equity based compensation arrangements existing immediately prior to the implementation of the CCAA Plan, including the DSU plan, which had been accounted for as cash-settled awards, were cancelled.

On April 22, 2014 the board of directors of the Company approved a new deferred share unit plan (the “DSU Plan”), which was approved by disinterested shareholders of the Company at the Company's AGM in June 2014.  The purpose of the DSU Plan is to assist the Company in the recruitment and retention of qualified persons to serve as employees of the Company and to align the interests of such employees with the long-term interests of the shareholders of the Company.

The Company has the option to settle the DSUs in cash or equity. The plan is accounted for as equity-settled. The fair value of the DSUs is established based on market price of the Company’s common share and the vesting period is generally from two to three years.

The following table shows the roll-forward and the DSUs outstanding as at December 31, 2014:

	Number of units	Weighted Average Fair Value
Balance as at January 1, 2014	163,392	$0.05
Units cancelled (CCAA plan implementation)	(163,392)	0.05
Issued during the period	1,600,566	0.81
Balance as at December 31, 2014	1,600,566	$0.81

Balance as at January 1, 2013	273,479	0.74
Issued during the period	-	-
Units cancelled	(110,087)	0.16
Balance as at December 31, 2013	163,392	$0.05

For the year ended December 31, 2014 the Company had recognized $922,000 in stock based compensation expense for DSUs in the consolidated statements of operations and comprehensive income (loss) (December 31, 2013 - $146,000 recovery).

d)	Hedging reserve

The hedging reserve represents hedging gains and losses recognized on the effective portion of cash flow hedges. The cumulative deferred gain or loss on the hedge is recognized in other comprehensive income until the transaction is settled at which time the gain or loss is recognized in the consolidated statements of operations.

Included in the hedging reserve, in the consolidated statements of changes in shareholders’ equity for the year ended December 31, 2014 is an unrealized loss of $197,000 (December 31, 2013 – unrealized gain of $508,000). An aggregate realized gain in the amount of $140,000 has been recorded in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2014 (2013 – realized gains of $65,000).  The following are the outstanding contracts as at December 31, 2014:

Settlement Date	Ounces Hedged	Average US$ per ounce	Unrealized gain (loss)
January 15, 2015	2,500	$1,200	$2
January 30, 2015	6,000	1,171	(168)
February 27, 2015	2,000	1,184	(31)
Total	10,500	$1,180	$(197)

15.	Basic and diluted earnings per share

Dollar amounts and share amounts in thousands, except per share amounts.  All share and per share data presented below reflect the impact of the share consolidation disclosed in Note 2.

	Year Ended December 31,
	2014	2013	2012
Numerator
Net income (loss)	$130,863	$(249,307)	$(84,537)
Adjustment
Convertible option Renvest Credit Facility	172	-	-
Net income (loss) for the purpose of diluted income (loss) per share	$131,035	$(249,307)	$(84,537)
Denominator
Weighted average number of common shares outstanding - basic	77,323,349	992,118	977,004
Convertible option Renvest Credit Facility	1,936,175	-	-
Deferred share units	738,443	-	-
Weighted average number of common shares outstanding - diluted	79,997,967	992,118	977,004
Basic income (loss) per share	$1.69	$(251.29)	$(86.53)
Diluted income (loss) per share	$1.64	$(251.29)	$(86.53)

The determination of the weighted average number of common shares outstanding for the calculation of diluted earnings per share does not include the following effect of options and convertible notes since they are anti-dilutive:

	Year Ended December 31,
	2014	2013	2012
Options	1,853,218	1,720,139	2,921,000
Convertible notes	-	26,650,000	26,650,000
Antidilutive shares	1,853,218	28,370,139	29,571,000

16.	Production costs

	Year Ended December 31,
	2014	2013	2012
Direct mining and processing costs	(84,717)	$(82,903)	$(113,458)
Royalty expense and CFEM taxes	(3,607)	(2,253)	(4,747)
Inventory write-down	(1,566)	(3,463)	(1,825)
Other	(541)	(685)	(7,821)
Total cost of production	$(90,431)	$(89,304)	$(127,851)

Depletion and amortization	$(30,521)	$(32,050)	$(38,893)

17.	Adjustment to legal provision and VAT taxes

		Year Ended December 31,
		2014	2013
Legal provisions	Note 13	$13,600	$8,471
Changes in provision against recoverability of VAT and other taxes	Note 6	(16,895)	26,701
Total adjustment to legal provisions and VAT taxes		$(3,295)	$35,172

18.	Impairment charges

		Year Ended December 31,
		2014	2013	2012
Impairment on PP&E	Note 7	$86,842	128,491	91,596
Impairment on mineral exploration projects	Note 8	2,096	16,996	11,401
Total impairment charges		$88,938	$145,487	$102,997

19.	Financial instrument gain

		Year Ended December 31,
		2014	2013	2012
Gain on debt extinguishment	Note 2	$(265,566)	$-	$-
Gain on Vale note ammendement	Note 10(b)	(6,769)	-	-
Gain on derivatives		(140)	(543)	(720)
Gain on conversion option embedded in convertible debt		(343)	(4,458)	(75,473)
Total financial instruments gain		$(272,818)	$(5,001)	$(76,193)

20.	Finance costs

	Year Ended December 31,
	2014	2013	2012
Interest expense	$9,220	$54,851	28,511
Accretion (reclamation)	3,259	(604)	3,585
Total finance costs	$12,479	$54,247	$32,096

21.	Financial liabilities and other commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

NOT INCLUDED IN EITHER EXCEL FILE

NOT INCLUDED IN EITHER EXCEL FILE
1 The Company has the contractual right to cancel the mine operation contracts with 30 days advance notice. The amount included in the commitments table represents the contractual amount due within 30 days.

2 Reclamation provisions are not adjusted for inflation and are not discounted.

22.	Capital disclosures

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

The capital structure of the Company consists of notes payable (Note 10) and all of the components of shareholders’ equity.

The Company is not subject to externally imposed capital requirements.

23.	Financial risk management and financial instruments

The Company’s activities expose it to a variety of financial risks, including but not limited to: credit risk, liquidity risk, currency risk, interest rate risk and price risk.

b)	Credit risk

Credit risk arises from cash held with banks, derivative financial instruments with positive fair values and credit exposure to customers. The credit risk is limited to the carrying amount on the statement of financial position.

The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments, but does not expect any counterparties to fail to meet their obligations. The Company’s cash and cash equivalents are held through large financial institutions in Brazil and Canada. The Company manages its credit risk by entering into transactions with high-credit quality counterparties, limiting the amount of exposure to each counterparty where possible, and monitoring the financial condition of the counterparties.

c)	Liquidity risk

As at December 31, 2014, the Company had a working capital deficiency of $23.2 million and an accumulated deficit of $352.8 million. The Company realized a profit for the year ended December 31, 2014 amounting to $130.9 million, primarily as a result of the gain on debt extinguishment as a result of the implementation of the CCAA Plan.  The Company’s financial liabilities and other commitments are listed in Note 21.

The Company will need to refinance/restructure its current debt and obtain additional financing in order to meet its near-term operating cash requirements, debt payments and sustaining capital expenditures. See Note 2.

d)	Derivative financial instruments

The Company assesses its financial instruments and non-financial contracts on a regular basis to determine the existence of any embedded derivatives which would be required to be accounted for separately at fair value and to ensure that any embedded derivatives are accounted for in accordance with the Company’s policy.

The Company entered into forward contracts to hedge against the risk of declining gold prices for a portion of its forecasted gold sales.  The unrealized loss in the amount of $197,000 is recorded as derivative liability (2013 – an unrealized gain of $508,000 recorded as derivative asset).  Included in the consolidated statements of operations and comprehensive income (loss) are realized gains of $140,000 (2013 – realized gains of $65,000). The outstanding contracts as at December 31, 2014 are disclosed on Note 14(d).

e)	Currency risk

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

The exposure of the Company’s financial assets and liabilities (and certain other assets and liabilities) to currency risk is as follows, as at December 31, 2014:

	Denominated in Brazilian reais	Denominated in Canadian dollars
Financial assets
Cash and cash equivalents	$2,899	$538
Recoverable taxes	30,825	1,343
Other accounts receivable	1,636	-
Prepaid expenses and advances	1,985	-
Total financial assets	$37,345	$1,881
Financial liabilities
Accounts payable and accrued liabilities	14,962	667
Deferred income taxes	8,338	-
Reclamation provision	21,374	-
Other provision and liability	16,606	-
Total financial liabilities	61,280	667
Net financial assets/(liabilities)	$(23,935)	$1,214

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments (and certain other assets and liabilities) as at December 31, 2014 and 2013 with all other variables held constant. It shows how income before taxes would have been affected by changes in the relevant risk variables that were reasonably possible at that date.

Exchange Rates	Change for Sensitivity Analysis	Gain/(loss) of change to 2014 Foreign Exchange	Gain/(loss) of change to 2013 Foreign Exchange
USD per Brazilian reais	10% increase	$2,176	$(1,884)
USD per Brazilian reais	10% decrease	(2,176)	1,884
USD per Canadian dollar	10% increase	(110)	(121)
USD per Canadian dollar	10% decrease	110	121

f)	Interest rate risk

The Company is potentially exposed to interest rate risk on its outstanding borrowings and short-term investments. The Company managed its risk by entering into agreements with fixed interest rates on 100% of its debt with interest rates ranging from 0% to 11.0% per annum (2013 – 0% to 11.0% per annum).

g)	Price risk

The Company is exposed to price risk with respect to gold prices on gold production. The Company entered into hedge contracts during 2014 to manage this risk. As at December 31, 2014, the Company had 10,500 ounces of gold hedged (Note 14(d)) (2013 – 3,589 ounces).

h)	Financial instruments

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
The fair value of the following financial assets and liabilities approximate their carrying amount due to the limited term of these instruments:
e.       Cash and cash equivalent
f.       Other accounts receivable
g.       Accounts payable and accrued liabilities
h.       Other provisions

The fair value of the notes payable is based on their market price, if available, and it is disclosed in Note 10.

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
The fair value of the Company’s financial assets and financial liabilities that are measured at fair value on a recurring basis as at December 31, 2014 and December 31, 2013 are as follows:

	Level 1	Level 2	Level 3
December 31, 2014
Derivative liabilities	$-	$197	$-
Option component of Renvest Credit Facility	-	3	-
December 31, 2013
Derivative assets	$-	$508	$-

The valuation techniques that are used to measure fair value are as follows:

Derivative:

The fair value of derivative contracts is based on quoted market prices for comparable contracts and represents the amount the Company would have received from, or paid to, a counterparty to unwind the contract at the quoted market rates in effect at the consolidated balance sheet date and therefore derivative contracts are classified within Level 2 of the fair value hierarchy.

Option component of Renvest Credit Facility:

The fair value of the option component of Renvest Credit Facility is determined using the Black-Scholes model, as disclosed on Note 10(e).

24.	Related party transactions

a)	Transactions with directors and key management

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

During 2014 and 2013, remuneration to directors and key management personnel were as follows:

•	Compensation of directors

Compensation of directors comprised:

	Year Ended December 31,
	2014	2013	2012
Fees earned and other compensation1	$518	$512	638
Share based compensation	197	(117)	(1,385)
Total compensation of directors	$715	$395	$(747)

(1) Fees earned and other compensation represents fees paid to the non-executive chairman and the non-executive directors during the financial year.

•	Compensation of key management personnel

Compensation of key management personnel comprised:

	Year Ended December 31,
	2014	2013	2012
Salary earned and other compensation	$2,655	$1,969	$1,395
Post-employment benefits	-	-	7
Share-based compensation	1,356	381	(324)
	$4,011	$2,350	$1,078

b)	Other related party transactions

The Company incurred legal fees from Azevedo Sette Advogados (“ASA”), a law firm where Luis Miraglia, a director of Jaguar is a partner.  Fees paid to ASA are recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amount to $51,000 for the year ended December 31, 2014 (2013 - $149,000 and 2012 - $47,000).

The Company also incurred legal fees from Goodmans LLP (“Goodmans”), a law firm where Robert Chadwick, a director of Jaguar is a partner.  Fees paid to Goodmans are recorded at the exchange amount – being the amount agreed to by the parties and included in restructuring fees in the statements of operations and comprehensive loss  – and amount to $113,000 since April 22, 2014  (date when Robert Chadwick became a director) until December 31, 2014 (2013 - $nil and 2012 - $nil).

The Company incurred consulting expenses from Hermann Consulting Inc. (“Hermann”), a company owned by Fred Hermann, a former director of Jaguar.  Fees paid to Hermann were recorded at the exchange amount – being the amount agreed to by the parties and included in administration expenses in the statements of operations and comprehensive loss – and amounted to $83,000 for the year ended December 31, 2014 (2013 - $397,000 and 2012 - $120,000).

25.	Subsequent event

On February 27, 2015, Jaguar announced that its board of directors (the "Board") has formed a special committee ("Special Committee") to initiate a strategic review process to explore alternatives for the enhancement of shareholder value. As such, the Special Committee appointed Origin Merchant Partners as its exclusive financial advisor in conjunction with the process. The review will consider various alternatives for the Company, including: merger opportunities, the potential sale of the Company's assets, potential partnership or joint venture agreements and any other options with the objective of maximizing value for the Company's shareholders.  There can be no assurance that the Company's efforts will be successful or that this process will result in any transaction.

Also on February 27, 2015, the Company announced its intention to issue up to $20.0 million principal amount of Debentures on a non-brokered private placement basis (the “Offering”). The Offering is subject to receipt of all required regulatory approvals, including the approval of the TSX Venture Exchange.