Form 20-F/A
period 2014-12-31
Jaguar Mining Inc
filed 2015-05-01
CIK 1333849

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

N/A ☐  Yes  ☐  No

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the fiscal year ended December 31, 2014. The purpose of this Form 20-F/A is to amend the Form 20-F to include missing tables found on pages 78, 150, 151 and 158. No other changes have been made to the Form 20-F.

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

Reconciliation of Net Income to EBITDA
($ thousands, except where indicated)	Three Months Ended December 31,		Twelve Months Ended December 31,
	2014	2013	2014	2013
Net income (Loss)	$(90,530)	$(166,473)	$130,863	$(249,307)
Income tax expense	(282)	(1,755)	2,728	(349)
Finance costs	3,723	28,046	12,479	54,247
Depreciation and Amortization	7,036	8,092	31,583	33,188
EBITDA	$(80,053)	$(132,090)	$177,653	$(162,221)
Impairment charges	88,938	98,653	88,938	145,487
Changes to legal provisions and Recoverable VAT	(7,877)	30,409	(3,295)	35,172
Stock based compensation	333	10	1,557	356
NRV Adjustment	297	1,310	1,566	3,463
Financial instruments gain	(6,956)	(89)	(272,818)	(5,001)
Adjusted EBITDA	$(5,318)	$(1,797)	$(6,399)	$17,256

Calculation of cash operating cost per ounce produced

	Three Months Ended December 31,		Twelve Months Ended December 31,
($ thousands, except where indicated)	2014	2013	2014	2013
Consolidated
Production costs per income statement	$23,508	$22,074	$90,431	$89,304
Royalty and CFEM	(944)	(747)	(3,607)	(2,253)
Others Adjustments	(1,044)	(1,029)	(2,107)	(4,148)
Change in inventory	(1,456)	(779)	1,823	344
Operational cost of gold produced	$20,064	$19,519	$86,540	$83,247
Gold produced (ounces)	22,457	21,956	92,057	95,595
Cash operating costs (per ounce produced)	$894	$889	$940	$871

Turmalina Plant				871
Production costs per income statement	$9,771	$9,140	$41,471	$38,539
Royalty and CFEM	(779)	(541)	(2,844)	(2,558)
Others Adjustments	(583)	-	(1,832)	(493)
Change in inventory	(499)	(8)	(1,443)	859
Operational cost of gold produced	$7,910	$8,591	$35,352	$36,347
Gold produced (ounces)	12,067	10,451	47,968	43,425
Cash operating costs (per ounce produced)	$656	$822	$737	$837

Caeté Plant
Production costs per income statement	$13,738	$12,934	$48,960	$50,765
Royalty and CFEM	(165)	(206)	(763)	305
Others Adjustments	(461)	(1,310)	(275)	(3,655)
Change in inventory	(957)	(485)	3,265	(514)
Operational cost of gold produced	$12,155	$10,933	$51,187	$46,901
Gold produced (ounces)	10,389	11,505	44,089	52,170
Cash operating costs (per ounce produced)	$1,170	$950	$1,161	$899
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

The provision for income taxes differs from that which would be expected by applying the combined Canadian federal and provincial statutory income tax rate to income(loss) before income taxes. A reconciliation of the difference is as follows:

	December 31,	December 31,	December 31,
	2014	2013	2012
Income (loss) before income taxes	$133,591	$(249,656)	$(86,305)
Combined federal and provincial income tax rate	26.50%	26.50%	26.50%
Expected income tax expense (recovery)	$35,402	$(66,159)	$(22,871)

Increase (decrease) in tax expense resulting from:
Foreign exchange	18,653	14,369	8,762
Change in benefit of non-capital losses not recognized	(21,274)	5,290	28,364
Change in benefit of other temporary differences not recognized	26,373	55,329	11,980
Difference in foreign tax rate and Canadian tax rate	(9,813)	(15,216)	(11,766)
Gain on debt extinguishment	(44,471)	-	-
Other non-deductible (taxable) expense	(2,508)	4,948	(17,453)
Withholding tax on intercompany interest	366	1,090	1,216
Income tax expense (recovery)	$2,728	$(349)	$(1,768)

c)	Deferred tax assets

Deferred tax assets have not been recognized in respect of the following items:

	December 31,	December 31,
	2014	2013
Deductible temporary differences	$633,740	$589,525
Tax losses	115,635	196,341

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

e)	Movement in net deferred tax liabilities

	2014	2013
Balance at the beginning of the year - January 1	$6,350	$6,624
Deferred income tax expense	2,737	572
Foreign exchange	(749)	(846)
Balance at the end of the year - December 31	$8,338	$6,350

f)	Recognized deferred tax assets and liabilities

The following table summarizes the types of recognized deferred tax assets and liabilities:

	December 31,	December 31,
	2014	2013
Deferred tax assets
Non-capital losses	$4,196	$852
Amounts not deductible until paid	2,480	2,100
Financing fees	32	-
Unrealized foreign exchange loss	-	306
Total deferred tax assets	$6,708	$3,258
Deferred tax liabilities
Inventory	$(6)	$-
Property, plant and equipment	(10,077)	(7,128)
Unrealized foreign exchange gain	(1,913)	-
Deferred revenue	(3,050)	(2,480)
Total deferred tax liabilities	$(15,046)	$(9,608)
Deferred tax liabilities - net	$(8,338)	$(6,350)

12.	Reclamation provisions

	December 31, 2013	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2014
Reclamation provision	$15,670	$4,822	$3,259	$(650)	$(1,727)	$21,374

Less: current portion	826					1,202
Non-current portion	$14,844					$20,172

	December 31, 2012	Additions (Reversals)	Accretion	Payments	Foreign exchange	December 31, 2013
Reclamation provision	$21,051	$(4,436)	$1,864	$(287)	$(2,522)	$15,670

Less: current portion	4,124					826
Non-current portion	$16,927					$14,844

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

21.	Financial liabilities and other commitments

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining undiscounted contractual maturities of the Company’s financial liabilities and other commitments:

As at December 31, 2014	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$16,049	$-	$-	$-	$16,049
Notes payable					-
Principal	29,854	1,000	1,000	250	32,104
Interest	1,068	-	-	-	1,068
Other liabilities	61	-	-	-	61
Total financial liabilities	$47,032	$1,000	$1,000	$250	$49,282
Other Commitments
Operating lease agreements	$208	$98	$-	$-	$306
Suppliers' agreements					-
Mine operations1	923	-	-	-	923
Other provisions and liabilities	16,605	-	-	-	16,605
Reclamation provisions2	1,342	21,715	3,422	5,608	32,087
Total other commitments	$19,078	$21,813	$3,422	$5,608	$49,921
Total	$66,110	$22,813	$4,422	$5,858	$99,203

As at December 31, 2013	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
Financial Liabilities
Accounts payable and accrued liabilities	$24,651	$-	$-	$-	$24,651

Notes payable (a)
Principal	316,426	6,946	-	-	323,372
Interest	19,839	8,565	-	-	28,404
Other liabilities	1	54	-	-	55
Total financial liabilities	$360,917	$15,565	$-	$-	$376,482
Other Commitments
Operating lease agreements	263	189	-	-	452
Suppliers' agreements
Mine operations1	1,215	-	-	-	1,215
Reclamation provisions2	859	5,378	1,728	13,322	21,287
Total other commitments	$2,337	$5,567	$1,728	$13,322	$22,954
Total	$363,254	$21,132	$1,728	$13,322	$399,436
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